UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Audit Report of Kookmin Bank for Fiscal Year 2023

On March 6, 2024, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2023 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2023 and 2022 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2023.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2024	By:	/s/ Jae Kwan Kim
(Signature)

Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2023 and 2022

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

Opinion

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as at December 31, 2023, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kookmin Bank and its subsidiaries as at December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2022, were audited by KPMG Samjong who expressed an unqualified opinion on those statements on March 7, 2023.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as of March 5, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2023 and 2022

(In millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	23,637,007	~~W~~	25,127,794
Financial assets at fair value through profit or loss	4,6,8,12		19,700,714		21,213,408
Derivative financial assets	4,6,9		5,038,961		7,767,592
Loans measured at amortized cost	4,6,8,10,11		385,404,070		374,671,976
Financial investments	4,6,8,12		78,350,848		75,250,169
Investments in associates	13		589,311		529,981
Property and equipment	8,14		3,768,598		3,837,511
Investment property	14		347,480		345,156
Intangible assets	15		1,019,673		1,054,696
Net defined benefit asset	23		228,565		307,749
Current income tax assets	32		228,880		192,041
Deferred income tax assets	16,32		249,512		181,257
Assets held for sale	17		208,229		211,757
Other assets	4,6,18		11,241,005		7,078,425

Total assets		~~W~~	530,012,853	~~W~~	517,769,512

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	93,438	~~W~~	108,862
Derivative financial liabilities	4,6,9		4,445,352		7,271,434
Deposits	4,6,19		393,246,702		381,746,749
Borrowings	4,6,20		34,990,075		45,073,117
Debentures	4,6,21		31,811,407		29,787,722
Provisions	22		929,594		533,370
Net defined benefit liabilities	23		7,841		16,243
Current income tax liabilities	32		38,545		63,029
Deferred income tax liabilities	16,32		502,992		153,844
Other liabilities	4,6,24,30		27,398,180		19,291,883

Total liabilities			493,464,126		484,046,253

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,282,935		873,850
Capital surplus	25		4,735,404		5,025,335
Accumulated other comprehensive income	25,34		614,395		12,751
Retained earnings	25,33,34		27,718,412		25,834,192
(Provision of regulatory reserve for credit losses December 31, 2023 : ~~W~~ 3,018,015 million December 31, 2022 : ~~W~~ 2,915,162 million)
(Amounts estimated to be appropriated (reversed) December 31, 2023 : ~~W~~ (221,216) million December 31, 2022 : ~~W~~ 102,853 million)

Equity attributable to the shareholder of the Parent Company			36,373,042		33,768,024
Non-controlling interests			175,685		(44,765)

Total equity			36,548,727		33,723,259

Total liabilities and equity		~~W~~	530,012,853	~~W~~	517,769,512

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(In millions of Korean won)	Notes	2023		2022
Interest income		~~W~~	22,347,123	~~W~~	15,358,701
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			21,901,583		15,068,856
Interest income from financial instruments at fair value through profit or loss			445,540		289,845
Interest expense			(12,477,056)		(6,067,680)

Net interest income	26		9,870,067		9,291,021

Fee and commission income			1,602,820		1,530,158
Fee and commission expense			(434,537)		(433,550)

Net fee and commission income	27		1,168,283		1,096,608

Net gains on financial instrument at fair value through profit or loss	28		759,985		210,581

Net other operating expenses	29		(1,340,451)		(944,100)

General and administrative expenses	14,15,23,30,40		(4,521,766)		(4,697,951)

Operating income before provision for credit losses			5,936,118		4,956,159

Provision for credit losses	7,11,12,18,22		(1,608,128)		(1,121,170)

Net operating income			4,327,990		3,834,989
Share of profit of associates	13		117		12,666
Net other non-operating expenses	31		(98,330)		(37,865)

Net non-operating expenses			(98,213)		(25,199)

Profit before income tax expense			4,229,777		3,809,790
Income tax expense	32		(1,079,825)		(1,081,483)

Profit for the period			3,149,952		2,728,307

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2023 : ~~W~~ 3,482,715 million
December 31, 2022 : ~~W~~ 2,893,162 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(48,416)		178,516
Gains (losses) on equity securities at fair value through other comprehensive income			26,125		(953,990)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			(33,925)		145,979
Gains (losses) on debt securities at fair value through other comprehensive income			696,233		(467,183)
Share of other comprehensive income (loss) of associates			1,132		(64)
Losses on hedging instruments of net investments in foreign operations	9		(17,324)		(64,990)
Gains (losses) on cash flow hedging instruments	9		(12,904)		34,010

Other comprehensive income (loss) for the period, net of tax	34		610,921		(1,127,722)

Total comprehensive income for the period		~~W~~	3,760,873	~~W~~	1,600,585

Profit (loss) attributable to:
Shareholder of the Parent Company		~~W~~	3,261,499	~~W~~	2,996,015
Non-controlling interests			(111,547)		(267,708)

		~~W~~	3,149,952	~~W~~	2,728,307

Total comprehensive income (loss) for the period attributable to:
Shareholder of the Parent Company		~~W~~	3,889,625	~~W~~	1,856,632
Non-controlling interests			(128,752)		(256,047)

		~~W~~	3,760,873	~~W~~	1,600,585

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

	Attributable to the shareholder of the Parent Company										Non-controlling interests		Total equity
(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings
Balance as of January 1, 2022	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,025,335	~~W~~	1,395,156	~~W~~	23,660,721	~~W~~	211,282	~~W~~	32,888,913

Comprehensive income for the period
Profit for the period		—		—		—		—		2,996,015		(267,708)		2,728,307
Remeasurements of net defined benefit liabilities		—		—		—		178,310		—		206		178,516
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(1,197,012)		243,022		—		(953,990)
Currency translation differences		—		—		—		133,064		—		12,915		145,979
Gains on debt securities at fair value through other comprehensive income		—		—		—		(465,723)		—		(1,460)		(467,183)
Share of other comprehensive loss of associates		—		—		—		(64)		—		—		(64)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(64,990)		—		—		(64,990)
Gains on cash flow hedging instruments		—		—		—		34,010		—		—		34,010

Total comprehensive income for the period		—		—		—		(1,382,405)		3,239,037		(256,047)		1,600,585

Transactions with the shareholder
Dividends		—		—		—		—		(1,031,167)		—		(1,031,167)
Issuance of hybrid securities		—		299,327		—		—		—		—		299,327
Dividends on hybrid securities		—		—		—		—		(34,399)		—		(34,399)

Total transactions with the shareholder		—		299,327		—		—		(1,065,566)		—		(766,239)

Balance as of December 31, 2022	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,025,335	~~W~~	12,751	~~W~~	25,834,192	~~W~~	(44,765)	~~W~~	33,723,259

Balance as of January 1, 2023	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,025,335	~~W~~	12,751	~~W~~	25,834,192	~~W~~	(44,765)	~~W~~	33,723,259

Comprehensive income for the period
Profit for the period		—		—		—		—		3,261,499		(111,547)		3,149,952
Remeasurements of net defined benefit liabilities		—		—		—		(49,108)		—		692		(48,416)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(357)		26,482		—		26,125
Currency translation differences		—		—		—		(15,802)		—		(18,123)		(33,925)
Losses on debt securities at fair value through other comprehensive income		—		—		—		696,007		—		226		696,233
Share of other comprehensive loss of associates		—		—		—		1,132		—		—		1,132
Losses on hedging instruments of net investments in foreign operations		—		—		—		(17,324)		—		—		(17,324)
Losses on cash flow hedging instruments		—		—		—		(12,904)		—		—		(12,904)

Total comprehensive income for the period		—		—		—		601,644		3,287,981		(128,752)		3,760,873

Transactions with the shareholder
Dividends		—		—		—		—		(1,346,582)		—		(1,346,582)
Issuance of hybrid securities		—		409,085		—		—		—		—		409,085
Dividends on hybrid securities		—		—		—		—		(57,179)		—		(57,179)
Ownership changes in subsidiaries		—		—		(289,931)		—		—		349,202		59,271

Total transactions with the shareholder		—		409,085		(289,931)		—		(1,403,761)		349,202		(935,405)

Balance as of December 31, 2023	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	4,735,404	~~W~~	614,395	~~W~~	27,718,412	~~W~~	175,685	~~W~~	36,548,727

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(In millions of Korean won) Notes	Notes	2023		2022
Cash flows from operating activities
Profit for the period		~~W~~	3,149,952	~~W~~	2,728,307

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit			(845,293)		(35,202)
Net gains on derivative financial instrument for hedging purposes			(6,597)		(28,984)
Provision for credit losses			1,608,128		1,121,172
Net losses on financial investments			74,549		7,069
Share of profit of associates			(117)		(12,666)
Depreciation and amortization expense			569,173		546,505
Other net losses (gains) on property and equipment/intangible assets			18,801		(37,402)
Share-based payment			24,330		15,169
Post-employment benefits			108,299		167,049
Net interest income (expense)			(183,360)		140,022
Losses on foreign currency translation			98,458		403,201
Other expenses			86,745		121,304

			1,553,116		2,407,237

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			964,757		(1,286,906)
Derivative financial instrument			(71,173)		171,107
Loans measured at amortized cost			(11,836,507)		(12,832,141)
Current income tax assets			(16,330)		(117,679)
Deferred income tax assets			(68,331)		(30,828)
Other assets			(3,571,681)		(1,260,800)
Financial liabilities at fair value through profit or loss			(29,240)		(11,866)
Deposits			11,055,701		17,771,160
Deferred income tax liabilities			122,482		(74,165)
Other liabilities			6,169,494		(1,317,782)

			2,719,172		1,010,100

Net cash inflow from operating activities			7,422,240		6,145,644

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			21,497		(1,774)
Disposal of financial assets at fair value through profit or loss			7,283,632		7,165,287
Acquisition of financial assets at fair value through profit or loss			(5,820,627)		(8,544,547)
Disposal of financial investments			33,011,892		17,993,936
Acquisition of financial investments			(34,487,072)		(32,223,758)
Disposal of investments in associates			62,988		47,178
Acquisition of investments in associates			(120,660)		(272,448)
Disposal of property and equipment			3,028		13,931
Acquisition of property and equipment			(156,262)		(188,828)
Disposal of intangible assets			—		245
Acquisition of intangible assets			(106,633)		(66,475)
Net cash flows from changes in ownership of subsidiaries			(24,037)		55,369
Others			(18,676)		14,657

Net cash outflow from investing activities			(350,930)		(16,007,227)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			32,370		33,402
Decrease (Increase) in borrowings			(10,475,975)		11,575,186
Increase in debentures			25,538,802		21,932,190
Decrease in debentures			(23,923,149)		(22,129,719)
Payment of dividends			(1,346,582)		(1,031,167)
Increase (decrease) in other payables to trust accounts			2,333,656		(1,225,402)
Issuance of hybrid securities			409,085		299,327
Cash outflow from consolidated equtiy transactions			349,201		—
Others			(743,350)		699,254

Net cash inflow (outflow) from financing activities			(7,825,942)		10,153,071

Effect of exchange rate changes on cash and cash equivalents			(38,098)		(58,464)

Net increase (decrease) in cash and cash equivalents			(792,730)		233,024
Cash and cash equivalents at the beginning of the period			23,354,521		23,121,497

Cash and cash equivalents at the end of the period		~~W~~	22,561,791	~~W~~	23,354,521

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1. Reporting Entity

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2023, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2023, the Bank operates its Seoul headquarters and 797 domestic branches, and nine overseas branches (excluding five subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2023.

- Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

- Amendments to Korean IFRS No. 1012 Income Taxes – International Tax Reform: Pillar 2 Model Rules

The amendment reflects the enactment of laws reflecting the Pillar 2 Model Rules for International Tax Reform aimed at reforming international taxation for multinational enterprises. It temporarily relaxes the accounting treatment of deferred tax resulting from this law and requires disclosure of related current year income tax effects. The Group has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. As this law is scheduled to be enacted on January 1, 2024, it does not have an impact on consolidated financial statements. Meanwhile, the Group is reviewing the impact of the global minimum tax.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2023 reporting period and have not been adopted by the Group.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that an entity must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and early application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the reporting entity’s functional and presentation currency.

2.4 Significant Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty arising from the complex crises is increasing such as rising interest rates and real economic recession, etc., and asset quality deterioration may raise from increase in obligation due to a rapid interest rate increase. Accordingly, the Group reflected the effect on expected credit losses in an additional way through a comprehensive review of vulnerable sectors in the event of the extinguishment of COVID-19 financial support policies. In addition, the Bank has expanded the scope of lenders to individually assess for allowance, and reviews the risk components comprehensively for potential risks in the event economic uncertainty continues. The Group will continue to monitor the impact on expected credit losses by considering the duration of economic uncertainty and government policies, and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Group uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of 13 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Benchmark interest rate	(+)
Three-year yields of Korea treasury bond	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of construction investment	(-)
Current account balance	(-)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

As of December 31, 2023, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

If we assume a probability weight of 100% for each scenario, the impact of the bank on expected credit loss allowances and provisions would be as follows.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(In millions of Korean won)
Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	2,420,827	(467,277)
Crisis situation	20%	4,753,198	1,865,094

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currency risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group only hedges the foreign currency risk related to the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of the hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20 ~ 40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Group can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Group’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Group conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Financial assets
Due from financial institutions [1]	21,382,146	22,567,276
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	19,197,608	20,756,579
Loans measured at fair value through profit or loss	183,490	149,075
Due from financial institutions measured at fair value through profit or loss	93,743	90,006
Derivatives	5,038,961	7,767,592
Loans measured at amortized cost [1]	385,404,070	374,671,976
Financial investments:
Securities measured at fair value through other comprehensive income	37,634,240	38,363,832
Securities measured at amortized cost [1]	38,989,046	35,236,794
Loans measured at fair value through other comprehensive income	311,610	231,021
Other financial assets [1]	10,703,605	6,709,627

	518,938,519	506,543,778

Off-balance sheet items [2]
Acceptances and guarantees contracts	13,912,781	12,510,649
Financial guarantee contracts	7,092,532	7,261,581
Commitments	117,424,480	108,399,534

	138,429,793	128,171,764

	657,368,312	634,715,542

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	130,751,140	6,839,018	2,192	—	—	137,592,350
Grade 2	58,563,932	10,117,059	2,192	—	—	68,683,183
Grade 3	3,092,186	3,760,990	7,988	—	—	6,861,164
Grade 4	562,657	1,084,339	5,351	—	—	1,652,347
Grade 5	15,392	567,803	2,578,537	—	—	3,161,732

	192,985,307	22,369,209	2,596,260	—	—	217,950,776

Retail
Grade 1	157,016,292	4,003,383	11,252	—	—	161,030,927
Grade 2	2,732,469	3,500,585	7,952	—	—	6,241,006
Grade 3	1,101,340	1,220,790	8,674	—	—	2,330,804
Grade 4	24,356	151,599	3,590	—	—	179,545
Grade 5	24,460	468,804	749,402	—	—	1,242,666

	160,898,917	9,345,161	780,870	—	—	171,024,948

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	22,522	—	—	—	—	22,522
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,193	14,483	—	—	15,676

	22,522	1,193	14,483	—	—	38,198

	353,906,746	31,715,563	3,391,613	—	—	389,013,922

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	272,601	—	—	—	—	272,601
Grade 2	39,009	—	—	—	—	39,009
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	311,610	—	—	—	—	311,610

	311,610	—	—	—	—	311,610

	354,218,356	31,715,563	3,391,613	—	—	389,325,532

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	126,368,871	4,955,880	3,372	—	—	131,328,123
Grade 2	57,584,222	7,924,915	4,480	—	—	65,513,617
Grade 3	3,274,510	3,096,139	14,694	—	—	6,385,343
Grade 4	480,299	888,101	13,821	—	—	1,382,221
Grade 5	11,864	415,237	1,893,260	—	—	2,320,361

	187,719,766	17,280,272	1,929,627	—	—	206,929,665

Retail
Grade 1	156,074,706	3,990,601	10,917	—	—	160,076,224
Grade 2	3,297,187	3,732,378	12,737	—	—	7,042,302
Grade 3	961,206	1,212,650	14,973	—	—	2,188,829
Grade 4	21,458	140,868	5,529	—	—	167,855
Grade 5	20,549	325,174	642,967	—	—	988,690

	160,375,106	9,401,671	687,123	—	—	170,463,900

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	25,210	—	—	—	—	25,210
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,219	16,593	—	—	17,812

	25,210	1,219	16,593	—	—	43,022

	348,120,082	26,683,162	2,633,343	—	—	377,436,587

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	171,194	—	—	—	—	171,194
Grade 2	59,827	—	—	—	—	59,827
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	231,021	—	—	—	—	231,021

	231,021	—	—	—	—	231,021

	348,351,103	26,683,162	2,633,343	—	—	377,667,608

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2023 and 2022, are as follows:

	Corporate	Retail

Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	113,459,252	7,626,289	415,765	—	—	121,501,306
Deposits and savings	2,518,301	129,853	15,176	—	—	2,663,330
Property and equipment	4,154,922	742,276	372,224	—	—	5,269,422
Real estate	191,315,010	18,567,084	2,738,148	—	—	212,620,242

	311,447,485	27,065,502	3,541,313	—	—	342,054,300

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	99,393,584	7,045,683	286,796	—	—	106,726,063
Deposits and savings	1,854,286	141,016	46,971	—	—	2,042,273
Property and equipment	4,368,754	749,547	131,148	—	—	5,249,449
Real estate	185,056,374	15,469,830	1,604,270	—	—	202,130,474

	290,672,998	23,406,076	2,069,185	—	—	316,148,259

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	35,124,325	—	—	—	—	35,124,325
Grade 2	3,883,557	—	—	—	—	3,883,557
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	39,007,882	—	—	—	—	39,007,882

Securities measured at fair value through other comprehensive income
Grade 1	34,525,564	—	—	—	—	34,525,564
Grade 2	3,082,530	—	—	—	—	3,082,530
Grade 3	26,146	—	—	—	—	26,146
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	37,634,240	—	—	—	—	37,634,240

	76,642,122	—	—	—	—	76,642,122

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,528,652	—	—	—	—	33,528,652
Grade 2	1,713,576	—	—	—	—	1,713,576
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,242,228	—	—	—	—	35,242,228

Securities measured at fair value through other comprehensive income
Grade 1	35,699,164	—	—	—	—	35,699,164
Grade 2	2,530,046	53,861	—	—	—	2,583,907
Grade 3	53,011	9,169	—	—	—	62,180
Grade 4	13,941	4,640	—	—	—	18,581
Grade 5	—	—	—	—	—	—

	38,296,162	67,670	—	—	—	38,363,832

	73,538,390	67,670	—	—	—	73,606,060

* Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2023 and 2022, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,081,533	—	—	—	20,081,533
Grade 2	505,155	—	—	—	505,155
Grade 3	107,590	—	—	—	107,590
Grade 4	—	—	—	—	—
Grade 5	688,487	—	—	—	688,487

	21,382,765	—	—	—	21,382,765

	December 31, 2022
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,678,308	—	—	—	20,678,308
Grade 2	1,428,613	—	—	—	1,428,613
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	462,230	—	—	—	462,230

	22,569,151	—	—	—	22,569,151

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2023 and 2022, are the same as the criteria for securities other than equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Deposits, savings, securities, and others	1,096,855	2,092,136

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Retail	Corporate*	Credit card	Total	%	Allowances	Carrying amount
Korea	167,179,510	190,714,241	—	357,893,751	91.88	(2,280,454)	355,613,297
Japan	—	986,037	—	986,037	0.25	(2,369)	983,668
United States	—	5,553,289	—	5,553,289	1.43	(164,141)	5,389,148
China	73,105	7,259,906	—	7,333,011	1.88	(38,198)	7,294,813
Cambodia	2,546,085	3,931,738	—	6,477,823	1.66	(198,976)	6,278,847
Indonesia	1,111,809	3,216,033	38,198	4,366,040	1.12	(707,763)	3,658,277
Others	114,439	6,784,632	—	6,899,071	1.78	(217,951)	6,681,120

	171,024,948	218,445,876	38,198	389,509,022	100.00	(3,609,852)	385,899,170

	December 31, 2022
(In millions of Korean won)	Retail	Corporate*	Credit card	Total	%	Allowances	Carrying amount
Korea	166,731,576	180,852,359	—	347,583,935	92.00	(1,738,345)	345,845,590
Japan	—	1,150,151	—	1,150,151	0.30	(1,756)	1,148,395
United States	—	4,915,464	—	4,915,464	1.30	(14,868)	4,900,596
China	140,061	7,131,142	—	7,271,203	1.92	(39,023)	7,232,180
Cambodia	2,265,875	3,768,170	—	6,034,045	1.60	(66,198)	5,967,847
Indonesia	1,174,259	2,896,037	43,022	4,113,318	1.09	(767,622)	3,345,696
Others	152,129	6,596,438	—	6,748,567	1.79	(136,799)	6,611,768

	170,463,900	207,309,761	43,022	377,816,683	100.00	(2,764,611)	375,052,072

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 880 million and ~~W~~ 496 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	19,070,640	8.73	(40,663)	19,029,977
Manufacturing	50,491,376	23.11	(609,431)	49,881,945
Service	100,234,934	45.89	(1,077,465)	99,157,469
Wholesale and retail	29,092,661	13.32	(495,159)	28,597,502
Construction	5,381,063	2.46	(257,525)	5,123,538
Public sector	1,829,097	0.84	(82,328)	1,746,769
Others	12,346,105	5.65	(182,185)	12,163,920

	218,445,876	100.00	(2,744,756)	215,701,120

	December 31, 2022
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	17,917,921	8.64	(17,541)	17,900,380
Manufacturing	52,426,642	25.29	(570,253)	51,856,389
Service	91,366,145	44.07	(414,123)	90,952,022
Wholesale and retail	28,795,086	13.89	(346,570)	28,448,516
Construction	5,061,780	2.44	(207,249)	4,854,531
Public sector	1,653,869	0.80	(84,005)	1,569,864
Others	10,088,318	4.87	(162,642)	9,925,676

	207,309,761	100.00	(1,802,383)	205,507,378

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	96,593,547	56.47	(225,697)	96,367,850
General loan	74,431,401	43.51	(625,489)	73,805,912
Credit card	38,198	0.02	(13,910)	24,288

	171,063,146	100.00	(865,096)	170,198,050

	December 31, 2022
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	94,184,985	55.24	(158,566)	94,026,419
General loan	76,278,915	44.74	(787,905)	75,491,010
Credit card	43,022	0.02	(15,757)	27,265

	170,506,922	100.00	(962,228)	169,544,694

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Loans*	%	Allowances	Carrying amount
Group 1	21,006,447	19.73	(26,612)	20,979,835
Group 2	27,707,017	26.03	(22,614)	27,684,403
Group 3	34,998,430	32.88	(47,932)	34,950,498
Group 4	21,280,610	19.99	(51,066)	21,229,544
Group 5	1,437,246	1.36	(5,195)	1,432,051
Group 6	14,329	0.01	(127)	14,202

	106,444,079	100.00	(153,546)	106,290,533

	December 31, 2022
(In millions of Korean won)	Loans*	%	Allowances	Carrying amount
Group 1	15,950,511	16.30	(17,178)	15,933,333
Group 2	35,821,717	36.62	(40,603)	35,781,114
Group 3	35,626,337	36.42	(45,807)	35,580,530
Group 4	10,020,031	10.24	(12,809)	10,007,222
Group 5	399,823	0.41	(618)	399,205
Group 6	11,588	0.01	(74)	11,514

	97,830,007	100.00	(117,089)	97,712,918

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20%
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	21,382,765	100.00	(619)	21,382,146

	21,382,765	100.00	(619)	21,382,146

Securities measured at fair value through profit or loss
Government and government funded institutions	6,953,789	36.22	—	6,953,789
Finance and insurance [1]	10,778,511	56.15	—	10,778,511
Others	1,465,308	7.63	—	1,465,308

	19,197,608	100.00	—	19,197,608

Derivative financial assets
Government and government funded institutions	50,165	1.00	—	50,165
Finance and insurance [1]	4,687,288	93.02	—	4,687,288
Others	301,508	5.98	—	301,508

	5,038,961	100.00	—	5,038,961

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,486,159	38.49	—	14,486,159
Finance and insurance	17,191,632	45.68	—	17,191,632
Others	5,956,449	15.83	—	5,956,449

	37,634,240	100.00	—	37,634,240

Securities measured at amortized cost
Government and government funded institutions	16,338,816	41.89	(652)	16,338,164
Finance and insurance	22,312,351	57.20	(17,532)	22,294,819
Others	356,715	0.91	(652)	356,063

	39,007,882	100.00	(18,836)	38,989,046

	122,261,456		(19,455)	122,242,001

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	22,569,151	100.00	(1,875)	22,567,276

	22,569,151	100.00	(1,875)	22,567,276

Securities measured at fair value through profit or loss
Government and government funded institutions	5,268,226	25.38	—	5,268,226
Finance and insurance [1]	14,163,418	68.24	—	14,163,418
Others	1,324,935	6.38	—	1,324,935

	20,756,579	100.00	—	20,756,579

Derivative financial assets
Government and government funded institutions	56,464	0.73	—	56,464
Finance and insurance [1]	7,345,736	94.57	—	7,345,736
Others	365,392	4.70	—	365,392

	7,767,592	100.00	—	7,767,592

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,939,808	38.94	—	14,939,808
Finance and insurance	17,440,865	45.46	—	17,440,865
Others	5,983,159	15.60	—	5,983,159

	38,363,832	100.00	—	38,363,832

Securities measured at amortized cost
Government and government funded institutions	16,921,939	48.02	—	16,921,939
Finance and insurance	17,749,393	50.36	(5,109)	17,744,284
Others	570,896	1.62	(325)	570,571

	35,242,228	100.00	(5,434)	35,236,794

	124,699,382		(7,309)	124,692,073

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 14,102 million and ~~W~~ 6,432 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	15,576,425	72.85	—	15,576,425
United States	2,968,918	13.88	(89)	2,968,829
Others	2,837,422	13.27	(530)	2,836,892

	21,382,765	100.00	(619)	21,382,146

Securities measured at fair value through profit or loss
Korea	17,310,219	90.17	—	17,310,219
United States	281,543	1.47	—	281,543
Others	1,605,846	8.36	—	1,605,846

	19,197,608	100.00	—	19,197,608

Derivative financial assets
Korea	2,102,364	41.72	—	2,102,364
United States	983,392	19.52	—	983,392
France	863,376	17.13	—	863,376
Others	1,089,829	21.63	—	1,089,829

	5,038,961	100.00	—	5,038,961

Securities measured at fair value through other comprehensive income *
Korea	34,023,560	90.41	—	34,023,560
United States	778,474	2.07	—	778,474
Others	2,832,206	7.52	—	2,832,206

	37,634,240	100.00	—	37,634,240

Securities measured at amortized cost
Korea	35,280,415	90.44	(14,644)	35,265,771
United States	1,082,997	2.78	(1,003)	1,081,994
United Kingdom	737,765	1.89	(909)	736,856
Others	1,906,705	4.89	(2,280)	1,904,425

	39,007,882	100.00	(18,836)	38,989,046

	122,261,456		(19,455)	122,242,001

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,991,323	75.29	—	16,991,323
United States	2,173,982	9.63	(27)	2,173,955
Others	3,403,846	15.08	(1,848)	3,401,998

	22,569,151	100.00	(1,875)	22,567,276

Securities measured at fair value through profit or loss
Korea	19,316,603	93.06	—	19,316,603
United States	897,338	4.32	—	897,338
Others	542,638	2.62	—	542,638

	20,756,579	100.00	—	20,756,579

Derivative financial assets
Korea	3,456,882	44.50	—	3,456,882
United States	1,325,575	17.07	—	1,325,575
France	1,281,270	16.50	—	1,281,270
Others	1,703,865	21.93	—	1,703,865

	7,767,592	100.00	—	7,767,592

Securities measured at fair value through other comprehensive income *
Korea	34,586,537	90.15	—	34,586,537
United States	732,183	1.91	—	732,183
Others	3,045,112	7.94	—	3,045,112

	38,363,832	100.00	—	38,363,832

Securities measured at amortized cost
Korea	30,511,462	86.58	(3,746)	30,507,716
United States	2,740,296	7.78	(949)	2,739,347
United Kingdom	111,146	0.32	(89)	111,057
Others	1,879,324	5.32	(650)	1,878,674

	35,242,228	100.00	(5,434)	35,236,794

	124,699,382		(7,309)	124,692,073

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 14,102 million and ~~W~~ 6,432 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest and payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	93,438	—	—	—	—	—	93,438
Derivatives held for trading [1]	4,367,529	—	—	—	—	—	4,367,529
Derivatives held for hedging [2]	—	210	8,197	34,520	48,684	(4,255)	87,356
Deposits [3]	163,446,965	35,508,997	55,044,408	130,318,931	16,763,729	1,900,021	402,983,051
Borrowings	59,790	11,884,748	4,478,449	10,571,466	7,915,800	1,004,486	35,914,739
Debentures	10,077	1,605,013	2,527,478	12,065,631	13,501,873	4,364,158	34,074,230
Lease liabilities	243	16,629	29,600	116,673	220,830	17,257	401,232
Other financial liabilities	2,966	20,016,794	20,227	135,406	50,387	—	20,225,780

	167,981,008	69,032,391	62,108,359	153,242,627	38,501,303	7,281,667	498,147,355

Off-balance sheet items
Commitments [4]	117,424,480	—	—	—	—		117,424,480
Acceptances and guarantees contracts [5]	13,912,781	—	—	—	—		13,912,781
Financial guarantee contracts [5]	7,092,532	—	—	—	—		7,092,532

	138,429,793	—	—	—	—		138,429,793

	December 31, 2022
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	108,862	—	—	—	—	—	108,862
Derivatives held for trading [1]	7,166,578	—	—	—	—	—	7,166,578
Derivatives held for hedging [2]	—	(558)	5,312	24,067	66,255	3,502	98,578
Deposits [3]	165,559,338	29,758,040	45,029,511	129,992,322	17,707,676	1,246,571	389,293,458
Borrowings	59,631	18,276,814	5,913,564	13,305,936	7,627,555	1,039,377	46,222,877
Debentures	11,117	1,755,336	4,612,664	12,426,307	8,177,425	4,794,132	31,776,981
Lease liabilities	164	15,554	30,494	115,109	208,982	20,075	390,378
Other financial liabilities	—	13,431,913	1,508	132,242	58,663	—	13,624,326

	172,905,690	63,237,099	55,593,053	155,995,983	33,846,556	7,103,657	488,682,038

Off-balance sheet items
Commitments [4]	108,399,534	—	—	—	—	—	108,399,534
Acceptances and guarantees contracts [5]	12,510,649	—	—	—	—	—	12,510,649
Financial guarantee contracts [5]	7,261,581	—	—	—	—	—	7,261,581

	128,171,764	—	—	—	—	—	128,171,764

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,127	6,638	22,111	69,344	—	99,220
Cash flow to be paid from net-settled derivatives	133	—	—	—	—	133

	December 31, 2022
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	337	8,038	13,090	49,098	—	70,563
Cash flow to be paid from net-settled derivatives	218	975	1,571	93	—	2,857

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the financial planning department, and reports related matters to the management independently.

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Group has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.3.2 Methods of observing market risk arising from trading positions

Although market risk was measured through internal models such as VaR under Basel II, the group is now required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023. Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[Market risk regulatory capital = (a) Sensitivity-based risk + (b) Default risk + (c) Residual risk ]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions at the end of the current year.

(In millions of Korean won)		December 31, 2023	December 31, 2022 *
Sensitivity-based risk	GIRR(General interest rate))	90,697	—
	CSR(Non- securitization)	136,109	—
	CSR(Securitization n-CTP)	552	—
	CSR(Securitization CTP)	—	—
	Equity risk	17,642	—
	Foreign exchange risk	234,114	—
	General commodity risk	61	—
Default risk		85,375	—
Residual risk		862	—
Total		565,411	—

*	No calculation of regulatory capital under the Basel III standard method due to the regulatory introduction in 2023

In accordance with the introduction of Basel III standard method regulation in 2023, the previous year’s report was prepared based on the Basel II internal model framework. VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period for the year ended December 31, 2022 is as follows:

	2022
(In millions of Korean won)	Average	Minimum	Maximum	December 31, 2022
Interest rate risk	34,923	16,541	64,356	47,093
Stock price risk	8,606	5,142	11,061	9,407
Currency risk	24,054	14,428	41,815	41,189
Diversification effect				(5,140)

Total VaR	49,701	22,144	99,436	92,549

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2022, is as follows:

(In millions of Korean won)	December 31, 2022
Interest rate risk	18,545
Stock price risk	4,686
Currency risk	70,757

93,988

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using a sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from stock positions held by principal guaranteed trust and derivatives linked to stocks positions in the Financial Asset Trading Division. This stock price risk is managed through sensitivity limits and other measures.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollar and the Indonesian Rupiah. Such foreign exchange risk is managed through net foreign exchange exposure limits and other measures.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022
(In millions of Korean won)	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	1,211,285	494,957	165,634	162,959
Scenario 2 (Parallel shock down)	—	—	290,330	—
Scenario 3 (Short rates down and long rates up)	338,439		266,737
Scenario 4 (Short rates up and long rates down)	620,553		268,261
Scenario 5 (Short rates shock up)	901,087		288,737
Scenario 6 (Short rates shock down)	90,869		132,998
Maximum out of six scenarios	1,211,285	494,957	290,330	162,959
Basic capital	33,507,818		31,176,032

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	5,704,904	454,527	216,391	38,699	306,669	954,489	7,675,679
Financial assets at fair value through profit or loss	2,074,675	—	414,888	31,443	—	122,298	2,643,304
Derivatives held for trading	301,091	342	65	109	859	220	302,686
Derivatives held for hedging	108,152	—	—	—	—	190	108,342
Loans measured at amortized cost	31,446,213	785,006	2,646,927	901,085	1,648,885	5,837,975	43,266,091
Financial assets at fair value through other comprehensive income	4,044,205	—	33,596	4,591	654,436	866,177	5,603,005
Financial assets at amortized cost	2,356,158	—	5,741	199,590	32,579	1,613,208	4,207,276
Other financial assets	3,076,445	100,419	79,994	36,865	510,275	404,892	4,208,890

	49,111,843	1,340,294	3,397,602	1,212,382	3,153,703	9,799,449	68,015,273

Financial liabilities
Derivatives held for trading	251,375	1,107	343	108	11	208	253,152
Derivatives held for hedging	77,342	—	—	—	—	—	77,342
Deposits	24,990,120	1,667,195	1,813,477	761,031	1,783,511	4,192,353	35,207,687
Borrowings	15,419,190	743,356	430,211	262,687	506,248	1,492,572	18,854,264
Debentures	6,713,658	—	2,959,534	—	—	909,225	10,582,417
Other financial liabilities	4,701,050	91,519	840,630	8,995	544,345	(106,833)	6,079,706

	52,152,735	2,503,177	6,044,195	1,032,821	2,834,115	6,487,525	71,054,568

Off-balance sheet items	24,598,474	—	329,194	36,936	204,314	518,693	25,687,611

	December 31, 2022
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	4,964,404	339,074	170,860	40,392	543,311	1,606,586	7,664,627
Financial assets at fair value through profit or loss	2,036,628	—	349,039	—	—	161,943	2,547,610
Derivatives held for trading	533,788	—	115	10	19,053	1,006	553,972
Derivatives held for hedging	193,063	—	—	—	—	290	193,353
Loans measured at amortized cost	32,541,243	683,704	2,360,630	622,702	1,944,500	5,442,230	43,595,009
Financial assets at fair value through other comprehensive income	4,409,688	—	9,091	5,677	556,052	873,788	5,854,296
Financial assets at amortized cost	4,197,224	—	—	37,816	60,013	1,041,651	5,336,704
Other financial assets	1,646,663	292,283	351,415	23,545	92,508	135,484	2,541,898

	50,522,701	1,315,061	3,241,150	730,142	3,215,437	9,262,978	68,287,469

Financial liabilities
Derivatives held for trading	271,778	246	182	10	6,868	957	280,041
Derivatives held for hedging	104,856	—	—	—	—	—	104,856
Deposits	25,220,691	1,244,037	1,381,500	344,559	2,301,110	5,205,509	35,697,406
Borrowings	18,652,958	458,856	363,990	351,536	266,727	1,419,793	21,513,860
Debentures	6,939,542	—	2,041,516	—	36,288	601,929	9,619,275
Other financial liabilities	3,495,067	266,505	188,414	13,502	100,020	237,452	4,300,960

	54,684,892	1,969,644	3,975,602	709,607	2,711,013	7,465,640	71,516,398

Off-balance sheet items	20,669,795	—	189,450	60,382	220,890	475,611	21,616,128

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2023. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2022: 8.0%), Tier 1 Capital ratio of 9.5% (December 31, 2022: 9.5%), and Total Capital ratio of 11.5% (December 31, 2022: 11.5%)).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Group has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Group complied with external capital adequacy requirements as of December 31, 2023 and 2022.

Apart from the capital adequacy ratio, the Group evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Total Capital:	39,039,876	36,232,973
Tier 1 Capital	33,478,665	30,963,124
Common Equity Tier 1 Capital	32,195,730	30,089,274
Additional Tier 1 Capital	1,282,935	873,850
Tier 2 Capital	5,561,211	5,269,849
Risk-Weighted Assets:	215,962,186	207,557,905
Credit risk [1]	194,210,167	182,292,999
Market risk [2]	7,067,638	12,611,416
Operational risk [3]	14,684,381	12,653,490
Total Capital ratio (%):	18.08	17.46
Tier 1 Capital ratio (%)	15.50	14.92
Common Equity Tier 1 Capital ratio (%)	14.91	14.50

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,761,241	4,443,943	252,700	—	10,457,884
Intersegment net operating revenues (expenses)	(3,611)	—	72,643	(69,032)	—

	5,757,630	4,443,943	325,343	(69,032)	10,457,884

Net interest income	5,645,899	3,397,242	841,948	(15,022)	9,870,067
Interest income	11,687,624	7,723,196	3,168,101	(231,798)	22,347,123
Interest expense	(6,041,725)	(4,325,954)	(2,326,153)	216,776	(12,477,056)
Net fee and commission income	427,004	252,118	503,795	(14,634)	1,168,283
Fee and commission income	612,643	403,042	629,193	(42,058)	1,602,820
Fee and commission expense	(185,639)	(150,924)	(125,398)	27,424	(434,537)
Net gains (losses) on financial instruments at fair value through profit or loss	(6,449)	—	768,262	(1,828)	759,985
Net other operating income (expenses)	(308,824)	794,583	(1,788,662)	(37,548)	(1,340,451)
General and administrative expenses	(1,959,016)	(1,952,434)	(611,132)	816	(4,521,766)
Operating income before provision for credit losses	3,798,614	2,491,509	(285,789)	(68,216)	5,936,118
Provision for credit losses	(1,563,255)	(92,464)	(20,439)	68,030	(1,608,128)
Net operating income	2,235,359	2,399,045	(306,228)	(186)	4,327,990
Share of profit (loss) of associates	—	—	(301,241)	301,358	117
Net other non-operating expenses	(14,754)	—	(78,883)	(4,693)	(98,330)
Segment profit (loss) before income tax expense	2,220,605	2,399,045	(686,352)	296,479	4,229,777
Income tax expense	(633,917)	(633,348)	240,516	(53,076)	(1,079,825)

Profit (loss) for the year	1,586,688	1,765,697	(445,836)	243,403	3,149,952

Profit (loss) attributable to the shareholder of the Parent Company	1,612,409	1,765,697	(445,836)	329,229	3,261,499
Loss attributable to non-controlling interests	(25,721)	—	—	(85,826)	(111,547)
Total assets *	221,851,975	165,821,667	150,210,256	(7,871,045)	530,012,853
Total liabilities *	201,871,592	203,560,029	92,181,066	(4,148,561)	493,464,126

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

	2022
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,172,125	4,472,888	9,097	—	9,654,110
Intersegment net operating revenues (expenses)	(174,057)	—	157,029	17,028	—

	4,998,068	4,472,888	166,126	17,028	9,654,110

Net interest income	4,720,718	3,936,872	631,654	1,777	9,291,021
Interest income	7,831,383	5,763,852	1,864,274	(100,808)	15,358,701
Interest expense	(3,110,665)	(1,826,980)	(1,232,620)	102,585	(6,067,680)
Net fee and commission income	385,884	261,350	463,849	(14,475)	1,096,608
Fee and commission income	546,634	415,858	600,152	(32,486)	1,530,158
Fee and commission expense	(160,750)	(154,508)	(136,303)	18,011	(433,550)
Net gains (losses) on financial instruments at fair value through profit or loss	73,680	—	244,515	(107,614)	210,581
Net other operating income (expenses)	(182,214)	274,666	(1,173,892)	137,340	(944,100)
General and administrative expenses	(1,972,147)	(2,092,770)	(633,959)	925	(4,697,951)
Operating income before provision for credit losses	3,025,921	2,380,118	(467,833)	17,953	4,956,159
Provision for credit losses	(778,260)	(281,868)	11,807	(72,849)	(1,121,170)
Net operating income	2,247,661	2,098,250	(456,026)	(54,896)	3,834,989
Share of profit of associates	—	—	12,666	—	12,666
Net other non-operating income	(13,317)	—	(5,215)	(19,333)	(37,865)
Segment profit (loss) before income tax expense	2,234,344	2,098,250	(448,575)	(74,229)	3,809,790
Income tax expense	(732,211)	(522,478)	158,696	14,510	(1,081,483)

Profit (loss) for the year	1,502,133	1,575,772	(289,879)	(59,719)	2,728,307

Profit (loss) attributable to the shareholder of the Parent Company	1,505,240	1,575,772	(289,879)	204,882	2,996,015
Loss attributable to non-controlling interests	(3,107)	—	—	(264,601)	(267,708)
Total assets *	211,989,036	165,273,848	148,763,232	(8,256,604)	517,769,512
Total liabilities *	205,382,625	191,786,626	91,870,560	(4,993,558)	484,046,253

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Corporate banking service	5,761,241	5,172,125
Retail banking service	4,443,943	4,472,888
Others	252,700	9,097

	10,457,884	9,654,110

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2023 and 2022, and major non-current assets as of December 31, 2023 and 2022, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2023	2022	December 31, 2023	December 31, 2022
Domestic	9,372,917	8,769,566	4,219,601	4,331,433
United States	83,173	71,327	15,224	14,485
New Zealand	12,611	12,378	1,051	1,382
China	154,357	150,024	19,135	18,429
Japan	13,164	18,939	1,977	1,480
Myanmar	9,399	6,360	1,288	1,736
Vietnam	42,189	25,409	2,417	2,159
Cambodia	544,091	514,222	44,570	33,581
United Kingdom	52,783	30,430	4,616	5,808
Singapore	19,900	(3,149)	7,058	8,492
Indonesia	148,809	57,556	309,655	319,033
India	4,491	1,048	174	394
Consolidation adjustments	—	—	508,985	498,951

	10,457,884	9,654,110	5,135,751	5,237,363

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022

(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	23,637,007	23,635,395	25,127,794	25,120,077
Financial assets at fair value through profit or loss:	19,700,714	19,700,714	21,213,408	21,213,408
Debt securities	19,197,608	19,197,608	20,756,579	20,756,579
Equity securities	225,873	225,873	217,748	217,748
Loans	183,490	183,490	149,075	149,075
Others	93,743	93,743	90,006	90,006
Derivatives held for trading	4,892,633	4,892,633	7,529,366	7,529,366
Derivatives held for hedging	146,328	146,328	238,226	238,226
Loans measured at amortized cost	385,404,070	385,486,929	374,671,976	372,232,275
Financial assets at fair value through other comprehensive income:	39,361,802	39,361,802	40,013,375	40,013,375
Debt securities	37,634,240	37,634,240	38,363,832	38,363,832
Equity securities	1,415,952	1,415,952	1,418,522	1,418,522
Loans	311,610	311,610	231,021	231,021
Securities measured at amortized cost	38,989,046	38,258,067	35,236,794	33,418,180
Other financial assets	10,703,605	10,703,605	6,709,627	6,709,627

	522,835,205	522,185,473	510,740,566	506,474,534

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	93,438	108,862	108,862
Derivatives held for trading	4,367,529	4,367,529	7,166,578	7,166,578
Derivatives held for hedging	77,823	77,823	104,856	104,856
Deposits	393,246,702	393,450,003	381,746,749	381,288,577
Borrowings	34,990,075	34,921,129	45,073,117	44,746,350
Debentures	31,811,407	31,856,315	29,787,722	29,611,888
Other financial liabilities	26,040,801	26,040,801	17,376,336	17,376,336

	490,627,775	490,807,038	481,364,220	480,403,447

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities, Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Group’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using the valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	6,629,880	7,526,568	5,544,266	19,700,714
Debt securities	6,465,500	7,526,568	5,205,540	19,197,608
Equity securities	70,637	—	155,236	225,873
Loans	—	—	183,490	183,490
Others	93,743	—	—	93,743
Derivatives held for trading	—	4,892,600	33	4,892,633
Derivatives held for hedging	—	146,328	—	146,328
Financial assets at fair value through other comprehensive income:	14,947,243	23,704,725	709,834	39,361,802
Debt securities	14,241,125	23,393,115	—	37,634,240
Equity securities	706,118	—	709,834	1,415,952
Loans	—	311,610	—	311,610

	21,577,123	36,270,221	6,254,133	64,101,477

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivatives held for trading	—	4,366,724	805	4,367,529
Derivatives held for hedging	—	77,823	—	77,823

	93,438	4,444,547	805	4,538,790

	December 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	7,216,086	9,613,485	4,383,837	21,213,408
Debt securities	7,059,911	9,613,485	4,083,183	20,756,579
Equity securities	66,169	—	151,579	217,748
Loans	—	—	149,075	149,075
Others	90,006	—	—	90,006
Derivatives held for trading	—	7,529,333	33	7,529,366
Derivatives held for hedging	—	238,226	—	238,226
Financial assets at fair value through other comprehensive income:	11,855,563	27,352,216	805,596	40,013,375
Debt securities	11,242,637	27,121,195	—	38,363,832
Equity securities	612,926	—	805,596	1,418,522
Loans	—	231,021	—	231,021

	19,071,649	44,733,260	5,189,466	68,994,375

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivatives held for trading	—	7,166,128	450	7,166,578
Derivatives held for hedging	—	104,856	—	104,856

	108,862	7,270,984	450	7,380,296

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	7,526,568
Debt securities	7,526,568	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,892,600	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	146,328	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	23,704,725
Debt securities	23,393,115	DCF Model	Discount rate
Loans	311,610	DCF Model	Discount rate

	36,270,221

Financial liabilities
Derivatives held for trading	4,366,724	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	77,823	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,444,547

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	9,613,485
Debt securities	9,613,485	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	7,529,333	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	238,226	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	27,352,216
Debt securities	27,121,195	DCF Model	Discount rate
Loans	231,021	DCF Model	Discount rate

	44,733,260

Financial liabilities
Derivatives held for trading	7,166,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	104,856	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	7,270,984

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,252,575	19,256,112	2,126,708	23,635,395
Loans measured at amortized cost	—	—	385,486,929	385,486,929
Securities measured at amortized cost	4,328,010	33,930,057	—	38,258,067
Other financial assets [2]	—	—	10,703,605	10,703,605

	6,580,585	53,186,169	398,317,242	458,083,996

Financial liabilities
Deposits [1]	—	160,173,544	233,276,459	393,450,003
Borrowings [1]	—	38,194	34,882,935	34,921,129
Debentures	—	31,856,315	—	31,856,315
Other financial liabilities [2]	—	—	26,040,801	26,040,801

	—	192,068,053	294,200,195	486,268,248

	December 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,560,519	20,223,592	2,335,966	25,120,077
Loans measured at amortized cost	—	—	372,232,275	372,232,275
Securities measured at amortized cost	5,087,917	28,330,263	—	33,418,180
Other financial assets [2]	—	—	6,709,627	6,709,627

	7,648,436	48,553,855	381,277,868	437,480,159

Financial liabilities
Deposits [1]	—	164,003,100	217,285,477	381,288,577
Borrowings [1]	—	18,271	44,728,079	44,746,350
Debentures	—	29,611,888	—	29,611,888
Other financial liabilities [2]	—	—	17,376,336	17,376,336

	—	193,633,259	279,389,892	473,023,151

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	33,930,057	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	31,856,315	DCF Model	Discount rate

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	28,330,263	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	29,611,888	DCF Model	Discount rate

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,126,708	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	385,486,929	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	387,613,637

Financial liabilities
Deposits	233,276,459	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	34,882,935	DCF Model	Other spread, interest rate	Other spread

	268,159,394

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,335,966	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	372,232,275	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	374,568,241

Financial liabilities
Deposits	217,285,477	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	44,728,079	DCF Model	Other spread, interest rate	Other spread

	262,013,556

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses an external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022, are as follows:

	2023
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	4,234,762	149,075	805,596	(417)	—
Total gains or losses:
- Profit or loss	189,155	(11,955)	—	(355)	—
- Other comprehensive loss	—	—	(95,600)	—	—
Purchases	1,313,979	50,435	152	—	—
Sales	(377,120)	(4,065)	(314)	—	—

Ending	5,360,776	183,490	709,834	(772)	—

	2022
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	3,220,645	93,930	849,099	(331)	—
Total gains or losses:
- Profit or loss	117,562	20,306	—	(86)	—
- Other comprehensive income	—	—	(47,055)	—	—
Purchases	1,303,168	45,487	4,093	—	—
Sales	(406,613)	(10,648)	(541)	—	—

Ending	4,234,762	149,075	805,596	(417)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	142,995	33,850	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	143,076	57,361	—

	2022
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains recognized in profit or loss for the period	71,695	66,087	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	62,419	17,174	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	5,205,540	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	20.03 ~ 32.55	Higher the volatility, higher the fair value fluctuation
Equity securities	155,236	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	8.81 ~ 19.32	Lower the discount rate, higher the fair value
Loans	183,490	DCF Model	Discount rate	Discount rate	9.65	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	19.59 ~ 20.03	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	709,834	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.25 ~ 19.90	Lower the discount rate, higher the fair value
				Volatility of stock price	20.60 ~ 27.96	Higher the volatility, higher the fair value fluctuation

	6,254,133

Financial liabilities
Derivatives held for trading:
Others	805	DCF Model	Interest rate, discount rate	Discount rate	5.07 ~ 5.19	Higher the discount rate, lower the fair value

	805

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	4,083,183	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Volatility of underlying asset	23.97 ~ 26.52	Higher the volatility, higher the fair value fluctuation
				Correlation coefficient of underlying asset	22.85	Higher the correlation coefficient, higher the fair value fluctuation
				Discount rate	8.53	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	21.83 ~ 34.51	Higher the volatility, higher the fair value fluctuation
Equity securities	151,579	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.16 ~ 15.82	Lower the discount rate, higher the fair value
Loans	149,075	DCF Model	Discount rate	Discount rate	9.91	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	21.83 ~ 31.73	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	805,596	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.08 ~ 19.14	Lower the discount rate, higher the fair value
				Volatility of stock price	24.88 ~28.62	Higher the volatility, higher the fair value fluctuation

	5,189,466

Financial liabilities
Derivatives held for trading:
Others	450	DCF Model	Interest rate, discount rate	Discount rate	4.83 ~ 6.85	Higher the discount rate, lower the fair value

	450

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	6,061	(6,060)	—	—
Equity securities [3,6]	5,150	(2,455)	—	—
Loans [5]	2,218	(2,011)	—	—
Derivatives held for trading [1]	3	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	57,932	(31,594)

	13,432	(10,528)	57,932	(31,594)

Financial liabilities
Derivatives held for trading [2]	55	(55)	—	—

	55	(55)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

	December 31, 2022
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	6,140	(6,383)	—	—
Equity securities [3,6]	8,629	(5,033)	—	—
Loans [5]	2,277	(2,054)	—	—
Derivatives held for trading [1]	2	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	137,984	(56,900)

	17,048	(13,472)	137,984	(56,900)

Financial liabilities
Derivatives held for trading [2]	72	(72)	—	—

	72	(72)	—	—

[1]

For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ±10%.

[2]	For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal input parameters such as discount rate (-1%p~1%p).
[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~1%p).
[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting the rate of real estate sale price fluctuation (-1%p~1%p). For beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting the liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as the discount rate (-1%p~1%p).
[6]

The amounts of ~~W~~ 5,062,883 million and ~~W~~ 3,989,635 million of financial assets classified as level 3 as of December 31, 2023 and 2022, respectively, are excluded because it is practically impossible to analyze the sensitivity of changes in unobservable inputs.

[7]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Balance at the beginning of the year (A)	(6,746)	(8,719)
New transactions (B)	—	(105)
Amounts recognized in profit or loss (C=a+b)	2,039	2,078
a.Amortization	2,039	2,078
b.Settlement	—	—

Balance at the end of the year (A+B+C)	(4,707)	(6,746)

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	23,637,007	—	23,637,007
Financial assets at fair value through profit or loss	19,700,714	—	—	—	—	19,700,714
Derivative financial assets	4,892,633	—	—	—	146,328	5,038,961
Loans measured at amortized cost	—	—	—	385,404,070	—	385,404,070
Financial investments	—	37,945,850	1,415,952	38,989,046	—	78,350,848
Other financial assets	—	—	—	10,703,605	—	10,703,605

	24,593,347	37,945,850	1,415,952	458,733,728	146,328	522,835,205

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

	December 31, 2023
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivative financial liabilities	4,367,529	—	77,823	4,445,352
Deposits	—	393,246,702	—	393,246,702
Borrowings	—	34,990,075	—	34,990,075
Debentures	—	31,811,407	—	31,811,407
Other financial liabilities	—	26,040,801	—	26,040,801

	4,460,967	486,088,985	77,823	490,627,775

	December 31, 2022
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	25,127,794	—	25,127,794
Financial assets at fair value through profit or loss	21,213,408	—	—	—	—	21,213,408
Derivative financial assets	7,529,366	—	—	—	238,226	7,767,592
Loans measured at amortized cost	—	—	—	374,671,976	—	374,671,976
Financial investments	—	38,594,853	1,418,522	35,236,794	—	75,250,169
Other financial assets	—	—	—	6,709,627	—	6,709,627

	28,742,774	38,594,853	1,418,522	441,746,191	238,226	510,740,566

	December 31, 2022
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivative financial liabilities	7,166,578	—	104,856	7,271,434
Deposits	—	381,746,749	—	381,746,749
Borrowings	—	45,073,117	—	45,073,117
Debentures	—	29,787,722	—	29,787,722
Other financial liabilities	—	17,376,336	—	17,376,336

	7,275,440	473,983,924	104,856	481,364,220

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	257	257

			821	821

	December 31, 2022
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	541	541

			1,105	1,105

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	7,177,954	6,528,900
Loaned securities:
Government and public bonds	170,203	—

	7,348,157	6,528,900

	December 31, 2022
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	5,459,045	4,930,104
Loaned securities:
Government and public bonds	239,132	—

	5,698,177	4,930,104

6.4.3 Purchase commitments of securitized debentures

The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Underlying assets	Financial assets at fair value through profit or loss	104,545	15,442
	Loans measured at amortized cost *	830,076	1,167,244

		934,621	1,182,686

Associated liabilities	Debentures	931,076	1,182,844

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Group has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the consolidated statement of financial position as the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,892,600	—	4,892,600
Derivatives held for hedging	146,328	—	146,328	(4,131,142)	(12,419)	895,367
Unsettled spot exchange receivable	7,141,469	—	7,141,469	(6,854,055)	—	287,414
Bonds purchased under repurchase agreements	2,466,558	—	2,466,558	(2,445,990)	—	20,568
Domestic exchange settlement debits	63,172,013	(62,367,444)	804,569	—	—	804,569
Other financial instruments	44,738	(39,487)	5,251	—	—	5,251

	77,863,706	(62,406,931)	15,456,775	(13,431,187)	(12,419)	2,013,169

	December 31, 2022
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	7,529,334	—	7,529,334
Derivatives held for hedging	238,226	—	238,226	(6,367,793)	(826)	1,398,941
Unsettled spot exchange receivable	3,368,979	—	3,368,979	(3,355,280)	—	13,699
Bonds purchased under repurchase agreements	2,281,357	—	2,281,357	(2,281,357)	—	—
Domestic exchange settlement debits	55,446,595	(54,584,853)	861,742	—	—	861,742
Other financial instruments	20,283	(15,143)	5,140	—	—	5,140

	68,884,774	(54,599,996)	14,284,778	(12,004,430)	(826)	2,279,522

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,366,724	—	4,366,724
Derivatives held for hedging	77,823	—	77,823	(3,354,179)	—	1,090,368
Unsettled spot exchange payable	7,140,872	—	7,140,872	(6,854,055)	—	286,817
Bonds sold under repurchase agreements *	6,528,900	—	6,528,900	(6,528,900)	—	—
Domestic exchange settlement credits	65,227,189	(62,367,444)	2,859,745	(2,859,745)	—	—
Other financial instruments	48,143	(39,487)	8,656	—	—	8,656

	83,389,651	(62,406,931)	20,982,720	(19,596,879)	—	1,385,841

	December 31, 2022
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	7,166,128	—	7,166,128
Derivatives held for hedging	104,856	—	104,856	(4,925,667)	—	2,345,317
Unsettled spot exchange payable	3,368,837	—	3,368,837	(3,355,280)	—	13,557
Bonds sold under repurchase agreements *	4,948,293	—	4,948,293	(4,948,293)	—	—
Domestic exchange settlement credits	56,319,757	(54,584,853)	1,734,904	(1,734,904)	—	—
Other financial instruments	15,212	(15,143)	69	—	—	69

	71,923,083	(54,599,996)	17,323,087	(14,964,144)	—	2,358,943

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2023	December 31, 2022
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	13,731,708	15,169,704
	Due from banks	Hana Bank and others	0.00 ~ 2.99	611,951	377,655
	Due from others	KB Securities Co., Ltd. and others	0.00 ~ 3.80	18,005	24,152

				14,361,664	15,571,511

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITIBANK N.A. and others	0.00 ~ 5.63	6,147,140	5,559,644
	Time deposits in foreign currencies	Bank of Communications, Seoul and others	5.30 ~ 8.00	348,863	458,225
	Due from others	State Street Bank And Trust Company Seoul Branch and others	0.00 ~ 6.25	525,098	979,771

				7,021,101	6,997,640

				21,382,765	22,569,151

*	Before netting of allowance, including ~~W~~ 20,306,930 million classified as cash.

7.2 Details of restricted due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023	December 31, 2022	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,731,708	15,169,704	Bank of Korea Act
	Due from others	KB Securities Co., Ltd. and others	16,829	24,152	Derivatives margin account

			13,748,537	15,193,856

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	1,630,348	2,350,756	Bank of Korea Act and others
	Time deposits in foreign currencies	Agricultural Bank Of China New York Branch	77,364	63,365	New York State Banking Law
	Due from others	State Street Bank and Trust Company Seoul Branch	207,532	238,978	Derivatives margin account

			1,915,244	2,653,099

			15,663,781	17,846,955

*	Before netting of allowance, including ~~W~~ 14,676,625 million classified as cash.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,875	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(1,252)	—	—
Others (exchange differences, etc.)	(4)	—	—

Ending	619	—	—

(In millions of Korean won)	2022
	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	2,127	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(358)	—	—
Others (exchange differences, etc.)	106	—	—

Ending	1,875	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2023 and 2022, are as follows:

		December 31, 2023
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	73,891	Repurchase agreements
	Bank of Korea	266,575	Settlement risk of Bank of Korea

		340,466

Securities measured at fair value through other comprehensive income	Bank of Korea and others	5,783,458	Repurchase agreements
	Bank of Korea	527,494	Borrowings from Bank of Korea
		830,504	Settlement risk of Bank of Korea
	MUFGBANK and others	89,941	Derivatives transactions
	Others	1,241,904	Others

		8,473,301

Securities measured at amortized cost	Bank of Korea and others	625,003	Repurchase agreements
	Bank of Korea	2,357,018	Borrowings from Bank of Korea
		6,746,440	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	401,448	Derivatives transactions
	Others	1,699,145	Others

		11,829,054

Loans	Others	13,733,819	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	225,438	Others

		34,602,078

		December 31, 2022
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	116,645	Repurchase agreements
	Korea Securities Finance Corporation	34,071	Difference amount of the total limit
	Bank of Korea	236,832	Settlement risk of Bank of Korea

		387,548

Securities measured at fair value through other comprehensive income	Bank of Korea	3,078,859	Repurchase agreements
		5,495,686	Borrowings from Bank of Korea
		1,782,507	Settlement risk of Bank of Korea
	MUFGBANK and others	475,265	Derivatives transactions
	UBSAG and others	486,654	Others

		11,318,971

Securities measured at amortized cost	Bank of Korea and others	1,890,368	Repurchase agreements
	Bank of Korea	4,020,539	Borrowings from Bank of Korea
		5,047,277	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	230,050	Derivatives transactions
	CITI Bank and others	378,416	Others

		11,566,650

Loans	Others	12,863,079	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	225,833	Others

		36,362,081

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,417,243	—

	December 31, 2022
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,572,441	—

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of structured debentures in Korean won, debentures, structured deposits in foreign currencies, and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and spot components of the currency forward as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2023 and 2022, are as follows:

	December 31, 2023			December 31, 2022
(In millions of Korean won)	Notional Amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	3,847,049	156,650	135,761	2,765,927	355,407	11,092
Futures [1]	1,274,123	—	—	2,105,953	—	—
Swaps [2]	222,282,689	455,913	339,944	221,095,884	759,599	437,916
Options	9,074,000	201,700	205,239	9,798,000	268,469	265,283

	236,477,861	814,263	680,944	235,765,764	1,383,475	714,291

Currency
Forwards	132,177,258	1,292,051	1,246,743	107,620,136	2,557,498	2,354,719
Futures [1]	—	—	—	50,692	—	—
Swaps	85,656,633	2,784,209	2,430,844	93,409,026	3,563,775	4,067,824
Options	1,238,255	2,077	8,193	2,270,274	24,585	29,294

	219,072,146	4,078,337	3,685,780	203,350,128	6,145,858	6,451,837

Stock and index
Futures [1]	27,424	—	—	—	—	—
Options	72	33	—	355	33	—

	27,496	33	—	355	33	—

Others	94,300	—	805	94,300	—	450

	455,671,803	4,892,633	4,367,529	439,210,547	7,529,366	7,166,578

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 188,969,696 million and ~~W~~ 184,565,603 million as of December 31, 2023 and 2022, respectively, were traded through the central clearing house.

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,802,610	3,370,605	1,559,872	349,482	267,778	2,304,270	9,654,617
Average price condition (%), (SOFR and CD)	4.77	4.86	5.18	5.23	5.73	4.93	4.95
Cash flow hedge
Nominal amount of the hedging instrument	1,028,940	—	386,820	820,058	—	—	2,235,818
Average price condition (%), (SOFR and CD)	4.12	—	5.37	6.33	—	—	5.15

	December 31, 2022
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	5,064,802	1,128,620	2,660,326	1,862,039	426,551	2,147,845	13,290,183
Average price condition (%), (SOFR, CD and LIBOR)	4.17	4.52	4.64	4.56	4.36	4.64	4.43
Cash flow hedge
Nominal amount of the hedging instrument	843,555	226,730	—	—	806,003	—	1,876,288
Average price condition (%), (SOFR, CD and LIBOR)	4.64	4.06	—	—	5.10	—	4.77

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

		December 31, 2023				2023
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,975,442	—	(50,746)	—	49,323
	Debt securities in foreign currencies	2,585,073	—	(111,902)	—	74,080
	Deposits in Korean won	—	49,985	—	(15)	15
	Deposits in foreign currencies	—	32,015	—	(6,667)	(1,924)
	Debentures in Korean won	—	5,678,927	—	(141,073)	(94,418)
	Debentures in foreign currencies	—	1,310,952	—	(68,706)	(27,159)

		4,560,515	7,071,879	(162,648)	(216,461)	(83)

		December 31, 2022				2022
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	2,467,171	—	(107,444)	—	(86,757)
	Debt securities in foreign currencies	3,142,972	—	(232,085)	—	(215,184)
	Deposits in foreign currencies	—	29,429	—	(8,591)	6,976
	Debentures in Korean won	—	5,690,371	—	(249,629)	171,841
	Debentures in foreign currencies	—	1,196,781	—	(95,865)	123,817

		5,610,143	6,916,581	(339,529)	(354,085)	693

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023			2023
	Notional amount	Carrying amount		Changes in fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate Swaps	9,654,617	111,359	75,776	(15,927)

	December 31, 2022			2022
	Notional amount	Carrying amount		Changes in fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate Swaps	13,290,183	186,258	104,856	(1,245)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Interest rate	6,513	(552)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Gains and Losses on hedging instruments	6,597	28,171
Gains on hedged items attributable to the hedged risk	(5,846)	(28,752)

	751	(581)

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2023	December 31, 2022	2023	2022
Interest rate risk	21,017	33,921	13,824	(47,251)

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	2,235,818	34,969	2,047	(12,455)

(In millions of Korean won)	December 31, 2022			2022
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	1,876,288	51,968	—	44,064

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Gains on hedging instruments:	(12,455)	44,064
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)	(12,395)	43,886
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)	(60)	178

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit related to derivative instruments designated as cash flow hedges for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other comprehensive income	(12,395)	43,886
Reclassification to profit	(5,200)	2,388
Income tax effect	4,691	(12,264)

	(12,904)	34,010

9.4.5 As of December 31, 2023, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until August 5, 2027.

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

	Foreign currency translation reserve		Changes in fair value
(In millions of Korean won)	December 31, 2023	December 31, 2022	2023	2022
Currency-related (currency risk)	(112,620)	(95,296)	23,362	87,853

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

9.5.2 Details of financial instruments designated as hedges of net investments in foreign operations as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023			2023
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	1,418,340	—	1,418,340	(23,362)

	December 31, 2022			2022
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	1,361,080	—	1,361,080	(87,853)

9.5.3 Fair value of non-derivative financial instruments designated as hedges of net investments in foreign operations as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Debentures in foreign currencies	1,302,385	1,211,215

9.5.4 Losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Losses on hedging instruments:	(23,362)	(87,853)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive loss)	(23,362)	(87,853)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in loss)	—	—

9.5.5 Effective portion of gains (losses) on net investments in foreign operations hedging instruments recognized in other comprehensive loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other comprehensive loss	(23,362)	(87,853)
Reclassification to income	—	—
Income tax effect	6,038	22,863

	(17,324)	(64,990)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Loans	388,568,495	377,000,459
Deferred loan origination fees and costs	445,427	436,128
Less: Allowances for credit losses	(3,609,852)	(2,764,611)

	385,404,070	374,671,976

10.2 Details of loans to banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Loans	11,569,466	9,751,737
Less: Allowances for credit losses	(20,429)	(1,951)

	11,549,037	9,749,786

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Retail	Corporate	Credit card	Total
Loans in Korean won	167,179,509	173,672,974	—	340,852,483
Loans in foreign currencies	3,845,439	24,809,381	—	28,654,820
Domestic import usance bills	—	3,398,981	—	3,398,981
Off-shore funding loans	—	507,683	—	507,683
Call loans	—	269,198	—	269,198
Bills bought in Korean won	—	1,861	—	1,861
Bills bought in foreign currencies	—	1,276,579	—	1,276,579
Guarantee payments under acceptances and guarantees	—	20,085	—	20,085
Credit card receivables in foreign currencies	—	—	38,198	38,198
Bonds purchased under repurchase agreements	—	2,208,673	—	2,208,673
Privately placed bonds	—	215,895	—	215,895

	171,024,948	206,381,310	38,198	377,444,456
Proportion (%)	45.31	54.68	0.01	100.00

Less: Allowances for credit losses	(851,186)	(2,724,327)	(13,910)	(3,589,423)

	170,173,762	203,656,983	24,288	373,855,033

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	166,731,575	161,671,964	—	328,403,539
Loans in foreign currencies	3,732,325	25,210,008	—	28,942,333
Domestic import usance bills	—	4,499,072	—	4,499,072
Off-shore funding loans	—	943,751	—	943,751
Call loans	—	119,066	—	119,066
Bills bought in Korean won	—	285,727	—	285,727
Bills bought in foreign currencies	—	1,780,874	—	1,780,874
Guarantee payments under acceptances and guarantees	—	18,459	—	18,459
Credit card receivables in foreign currencies	—	—	43,022	43,022
Bonds purchased under repurchase agreements	—	2,281,357	—	2,281,357
Privately placed bonds	—	367,650	—	367,650

	170,463,900	197,177,928	43,022	367,684,850
Proportion (%)	46.36	53.63	0.01	100.00

Less: Allowances for credit losses	(946,471)	(1,800,432)	(15,757)	(2,762,660)

	169,517,429	195,377,496	27,265	364,922,190

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	522,284	338,908	(327,972)	—	533,220
Others	379	76	(349)	—	106

	522,663	338,984	(328,321)	—	533,326

Deferred loan origination fees
Loans in Korean won	23,720	7,882	(11,027)	—	20,575
Loans in foreign currencies and others	62,815	6,965	(5,969)	3,513	67,324

	86,535	14,847	(16,996)	3,513	87,899

	436,128	324,137	(311,325)	(3,513)	445,427

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	583,477	243,913	(305,106)	—	522,284
Others	168	550	(343)	4	379

	583,645	244,463	(305,449)	4	522,663

Deferred loan origination fees
Loans in Korean won	10,076	23,067	(9,423)	—	23,720
Loans in foreign currencies and others	51,144	45,554	(36,346)	2,463	62,815

	61,220	68,621	(45,769)	2,463	86,535

	522,425	175,842	(259,680)	(2,459)	436,128

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2023 and 2022, are as follows:

	2023
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	437,540	205,369	303,562	—	405,702	526,079	870,602	—	887	288	14,582	—
Transfer between stages:
Transfer to 12-month expected credit losses	129,241	(124,492)	(4,749)	—	119,215	(115,760)	(3,455)	—	1,467	(118)	(1,349)	—
Transfer to lifetime expected credit losses (non-impaired)	(108,823)	119,741	(10,918)	—	(117,787)	151,624	(33,837)	—	(18)	2,416	(2,398)	—
Transfer to lifetime expected credit losses (impaired)	(2,756)	(60,993)	63,749	—	(6,706)	(86,309)	93,015	—	(39)	(132)	171	—
Write-offs	—	14	(377,430)	—	—	9	(382,552)	—	—	—	(3,184)	—
Sales	(1,040)	(506)	(3,062)	—	—	(315)	(31,689)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	(60,168)	44,865	299,281	—	393,505	305,226	654,498	—	(1,447)	(2,183)	5,048	—
Others (exchange differences, etc.)	3,701	164	(1,104)	—	194	99	3,398	—	22	39	(142)	—

Ending [3]	397,695	184,162	269,329	—	794,123	780,653	1,169,980	—	872	310	12,728	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	299,033	174,459	195,633	—	366,300	454,618	916,301	—	1,078	—	19,518	—
Transfer between stages:
Transfer to 12-month expected credit losses	122,203	(115,982)	(6,221)	—	127,532	(120,472)	(7,060)	—	5,551	—	(5,551)	—
Transfer to lifetime expected credit losses (non-impaired)	(95,013)	106,174	(11,161)	—	(92,679)	124,435	(31,756)	—	—	—	—	—
Transfer to lifetime expected credit losses (impaired)	(1,771)	(41,840)	43,611	—	(10,016)	(48,065)	58,081	—	(34)	—	34	—
Write-offs	—	(1)	(257,656)	—	—	(3)	(582,470)	—	—	—	(6,182)	—
Sales	(805)	(137)	(289)	—	(103)	(145)	(66,974)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	115,830	83,346	355,717	—	6,911	114,300	666,251	—	(5,278)	309	8,520	—
Others (exchange differences, etc.)	(1,937)	(650)	(16,072)	—	7,757	1,411	(81,771)	—	(430)	(21)	(1,757)	—

Ending	437,540	205,369	303,562	—	405,702	526,079	870,602	—	887	288	14,582	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 151,794 million and ~~W~~ 267,928 million of collections from written-off loans for the years ended December 31, 2023 and 2022, respectively.
[3]	Includes additional allowances of ~~W~~ 214,276 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2023.

The amount of financial assets that the group wrote off during the current year but is continuing recovery activities is ~~W~~ 763,143 million. The Group manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 8,056,767 million and ~~W~~ 7,870,811 million as of December 31, 2023 and 2022, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2023 and 2022, are as follows:

	2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	348,132,282	26,670,823	2,633,482	—
Transfer between stages:
Transfer to 12-month expected credit losses	31,902,059	(31,589,214)	(312,845)	—
Transfer to lifetime expected credit losses (non-impaired)	(39,863,618)	40,497,104	(633,486)	—
Transfer to lifetime expected credit losses (impaired)	(1,221,127)	(2,464,258)	3,685,385	—
Write-offs	—	23	(763,166)	—
Sales	(2,898,483)	(39,365)	(410,460)	—
Net increase (decrease) (execution, repayment, and others)	17,855,633	(1,359,550)	(807,297)	—

Ending	353,906,746	31,715,563	3,391,613	—

	2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	334,424,618	26,384,843	2,762,180	—
Transfer between stages:
Transfer to 12-month expected credit losses	33,450,163	(33,290,588)	(159,575)	—
Transfer to lifetime expected credit losses (non-impaired)	(36,749,481)	37,156,737	(407,256)	—
Transfer to lifetime expected credit losses (impaired)	(923,910)	(1,312,907)	2,236,817	—
Write-offs	—	(4)	(846,308)	—
Sales	(2,459,517)	(14,788)	(228,857)	—
Net increase (decrease) (execution, repayment, and others)	20,390,409	(2,252,470)	(723,519)	—

Ending	348,132,282	26,670,823	2,633,482	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	5,542,619	4,548,399
Financial bonds	4,793,951	7,285,980
Corporate bonds	1,750,530	1,170,321
Asset-backed securities	68,093	164,543
Beneficiary certificates	4,605,932	5,728,058
Investment funds	769,382	528,795
Derivative-linked securities	—	55,624
Other debt securities	1,667,101	1,274,859
Equity securities:
Stocks	225,873	217,748
Loans:
Privately placed bonds	150,208	—
Other loans	33,282	149,075
Others:
Financial instruments indexed to the price of gold	93,743	90,006

	19,700,714	21,213,408

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	9,155,459	8,148,852
Financial bonds	16,369,804	17,113,728
Corporate bonds	11,287,148	12,606,868
Asset-backed securities	821,829	237,605
Other debt securities	—	256,779
Equity securities:
Stocks	1,407,933	1,402,967
Equity investments	8,019	15,555
Loans:
Privately placed bonds	311,610	231,021

	39,361,802	40,013,375

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,502,633	6,520,633
Financial bonds	13,589,961	10,936,138
Corporate bonds	9,368,943	10,026,039
Asset-backed securities	9,398,498	7,395,434
Other debt securities	147,847	363,984
Less: Allowances for credit losses	(18,836)	(5,434)

	38,989,046	35,236,794

	78,350,848	75,250,169

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

	2023		2022
(In millions of Korean won)	From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Listed Stocks	—	1,999	—	409
Unlisted Stocks	—	2,537	—	9,526

	—	4,536	—	9,935

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

	2023		2022
(In millions of Korean won)	Disposal price	Accumulated other comprehensive income as of disposal date	Disposal price	Accumulated other comprehensive loss as of disposal date
Listed Stocks	36,595	36,719	425,736	335,203
Unlisted Stocks	282	(738)	—	—

	36,877	35,981	425,736	335,203

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	11,191	(1,975)	9,216
Securities measured at amortized cost	14,893	(1,475)	13,418

	26,084	(3,450)	22,634

	2022
(In millions of Korean won)	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	2,007	(3,544)	(1,537)
Securities measured at amortized cost	2,808	(670)	2,138

	4,815	(4,214)	601

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	12,093	270	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(532)	(270)	—
Provision (reversal) for credit losses	22,634	—	—
Others (exchange differences, etc.)	(378)	—	—

Ending	33,817	—	—

	2022
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	12,169	27	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(612)	(20)	—
Provision for credit losses	338	263	—
Others (exchange differences, etc.)	198	—	—

Ending	12,093	270	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13. Investments in Associates

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,617	5,617	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(12,640)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	29.63	13,886	12,588	12,573	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,524	3,523	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	50,400	47,947	47,947	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	7,150	6,916	6,916	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	7,814	7,814	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	9,424	9,424	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	14,297	14,296	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	3,031	3,031	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	4,860	6,628	6,628	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	16,936	16,936	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	32,655	34,721	34,721	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	—	3,072	3,072	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	43,755	43,850	Investment finance	Korea
KB Global Platform Fund No.2	20.00	12,000	11,172	11,172	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,750	10,454	12,750	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,483	9,483	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	9,700	9,566	9,700	Investment finance	Korea
KB Smart Scale Up Fund	25.00	50,000	52,905	52,905	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,597	10,597	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	12,000	11,459	11,459	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	14,300	13,498	13,498	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	20,000	19,372	19,372	Investment finance	Korea
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	20.43	27,034	26,969	26,969	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,541	10,541	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(880)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(96)	144	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(33)	158	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	142	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	546	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	436	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	30	12	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	376	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	56	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(338)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(72)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	243	59	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
D-Partner [4]	20.94	—	844	397	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	18	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	14	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	31	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	51,866	183,572	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	63	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	309	3	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	4	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd [4]	33.64	—	705	—	Brokerage, agency, and related services of cargo	Korea
MJK TRADING CO.,LTD. [4]	25.05	—	(62)	—	Manufacture of knitting cloth	Korea
ONIGYU CO.,LTD. [4]	32.45	—	33	—	Brokerage of food and tobacco	Korea
DNGV CO.,LTD. [4]	22.39	—	411	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co.,Ltd. [4]	22.91	—	93	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD.[4]	29.32	—	737	—	Manufacture of industrial electrical and electronic equipment	Korea

		578,888	443,899	589,311

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,959	4,959	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(15,963)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	14,361	13,165	13,165	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,038	4,038	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	26,600	25,357	25,357	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	2,600	2,563	2,563	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	2,200	9,793	9,793	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,662	10,662	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	8,144	19,840	19,836	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	2,989	2,989	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	5,220	7,390	7,390	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	15,204	15,204	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	34,693	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	6,600	8,901	8,901	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	50,366	50,366	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	12,786	12,786	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,542	9,542	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	8,380	8,380	Investment finance	Korea
KB Smart Scale Up Fund	25.00	43,000	40,288	40,288	Investment finance	Korea
KB Scale Up Fund II	20.00	4,500	4,438	4,438	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,519	10,519	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	9,000	8,709	8,709	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	6,600	6,217	6,217	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	13,600	13,241	13,241	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,244	10,244	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(73)	167	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(191)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	(5)	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	549	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,112	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	523	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	34	15	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	374	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(130)	50	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(318)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(36)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	246	61	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [4]	20.54	—	42	164	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	832	384	Backlight film	Korea
Inter Shipping Co., Ltd. [4]	42.09	—	(1,038)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	246	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	(1)	1	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	408	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	35	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.25	200,000	61,518	194,454	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	171	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	306	—	Manufacture of edible refined oil and processed oil	Korea

		511,984	379,534	529,981

[1]

As of December 31, 2023 and 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2023, the Group has fully redeemed its investment stake but retains rights over the remaining stake due to incomplete liquidation.
[3]	As of December 31, 2023 and 2022, the Group is unable to exercise control over the partnership as the limited liability partner.
[4]	As of December 31, 2023, the Group participates in the investment management committee but cannot exercise control.

Although the Group holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Group’s influence on those trusts is limited according to the trust agreement. In addition, the Group holds 20% or more of its ownership in KLB Securities Co., Ltd. and three other companies, but those companies are excluded from associates, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	131,164	68,756	10,000	62,408	5,617	—	5,617
Incheon Bridge Co., Ltd.	518,133	602,458	61,096	(84,325)	(12,640)	12,640	—
KB SPROTT Renewable Private Equity Fund No.1	42,868	378	46,868	42,490	12,588	(15)	12,573
KB Digital Innovation & Growth New Technology Business Investment Fund	7,998	168	10,000	7,830	3,524	(1)	3,523
KB Digital Platform Fund	103,502	759	108,000	102,743	47,947	—	47,947
KB Prime Digital Platform Fund	16,521	560	16,500	15,961	6,916	—	6,916
Future Planning KB Start-up Creation Fund	18,095	2,466	3,000	15,629	7,814	—	7,814
KB High-tech Company Investment Fund	22,826	3,979	3,000	18,847	9,424	—	9,424
Aju Good Technology Venture Fund	37,568	394	900	37,174	14,297	(1)	14,296
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,095	1	5,400	9,094	3,031	—	3,031
KB-TS Technology Venture Private Equity Fund	28,233	6,140	16,200	22,093	6,628	—	6,628
KB Intellectual Property Fund No.2	47,461	2,298	40,000	45,163	16,936	—	16,936
KB Digital Innovation Investment Fund Limited Partnership	137,175	2,257	126,888	134,918	34,721	—	34,721
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,441	—	—	14,441	3,073	(1)	3,072
KB Global Platform Fund	197,354	4,831	192,940	192,523	43,755	95	43,850
KB Global Platform Fund No.2	58,384	2,523	60,000	55,861	11,172	—	11,172
KB-UTC Inno-Tech Venture Fund	35,978	572	43,180	35,406	10,454	2,296	12,750
WJ Private Equity Fund No.1	35,342	160	37,100	35,182	9,483	—	9,483
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	33,611	129	33,950	33,482	9,566	134	9,700
KB Smart Scale Up Fund	213,141	1,523	200,000	211,618	52,905	—	52,905
KB Bio Global Expansion Private Equity Fund No.1	40,373	105	38,000	40,268	10,597	—	10,597
KB-KTB Technology Venture Fund	42,263	245	44,000	42,018	11,459	—	11,459
KB-SOLIDUS Healthcare Investment Fund	44,875	331	47,190	44,544	13,498	—	13,498
KB New Deal Innovation Fund	100,599	3,739	100,000	96,860	19,372	—	19,372
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	132,025	11	132,331	132,014	26,969	—	26,969
All Together Korea Fund No.2	10,543	1	10,001	10,542	10,541	—	10,541
TMAPMOBILITY CO.,LTD.	849,894	220,825	8,680	629,069	51,866	131,706	183,572

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	163,707	8,012	—	8,012	90
Incheon Bridge Co., Ltd.	128,860	22,110	—	22,110	—
KB SPROTT Renewable Private Equity Fund No.1	26	(689)	—	(689)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	2	(1,143)	—	(1,143)	—
KB Digital Platform Fund	649	(2,593)	—	(2,593)	—
KB Prime Digital Platform Fund	80	(453)	—	(453)	—
Future Planning KB Start-up Creation Fund	5,961	3,243	—	3,243	2,900
KB High-tech Company Investment Fund	6,560	3,324	—	3,324	2,900
Aju Good Technology Venture Fund	20,386	15,176	—	15,176	3,577
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	(12)	—	(12)	—
KB-TS Technology Venture Private Equity Fund	836	362	—	362	—
KB Intellectual Property Fund No.2	6,837	4,619	—	4,619	—
KB Digital Innovation Investment Fund Limited Partnership	27,782	9,221	—	9,221	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	7,610	2,302	—	2,302	—
KB Global Platform Fund	7,880	(29,086)	—	(29,086)	—
KB Global Platform Fund No.2	102	(4,139)	—	(4,139)	—
KB-UTC Inno-Tech Venture Fund	758	(5,024)	2,208	(2,816)	—
WJ Private Equity Fund No.1	430	(218)	—	(218)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	343	26	5,176	5,202	—
KB Smart Scale Up Fund	30,569	22,468	—	22,468	—
KB Bio Global Expansion Private Equity Fund No.1	713	294	—	294	—
KB-KTB Technology Venture Fund	166	(917)	—	(917)	—
KB-SOLIDUS Healthcare Investment Fund	16	(1,344)	—	(1,344)	—
KB New Deal Innovation Fund	576	(1,345)	—	(1,345)	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	(225)	(93)	(318)	—
All Together Korea Fund No.2	303	297	—	297	—
TMAPMOBILITY CO.,LTD.	294,015	(100,433)	—	(100,433)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	155,165	100,065	10,000	55,100	4,959	—	4,959
Incheon Bridge Co., Ltd.	554,738	661,227	61,096	(106,489)	(15,963)	15,963	—
KB SPROTT Renewable Private Equity Fund No.1	44,880	996	47,868	43,884	13,165	—	13,165
KB Digital Innovation & Growth New Technology Business Investment Fund	9,060	87	10,000	8,973	4,038	—	4,038
KB Digital Platform Fund	55,091	755	57,000	54,336	25,357	—	25,357
KB Prime Digital Platform Fund	6,022	108	6,000	5,914	2,563	—	2,563
Future Planning KB Start-up Creation Fund	21,965	2,379	4,400	19,586	9,793	—	9,793
KB High-tech Company Investment Fund	24,480	3,157	3,000	21,323	10,662	—	10,662
Aju Good Technology Venture Fund	58,749	7,171	21,180	51,578	19,840	(4)	19,836
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,226	260	5,400	8,966	2,989	—	2,989
KB-TS Technology Venture Private Equity Fund	30,347	5,715	17,400	24,632	7,390	—	7,390
KB Intellectual Property Fund No.2	42,713	2,169	40,000	40,544	15,204	—	15,204
KB Digital Innovation Investment Fund Limited Partnership	137,321	2,512	136,000	134,809	34,693	307	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	42,538	705	31,020	41,833	8,901	—	8,901
KB Global Platform Fund	224,388	2,779	192,940	221,609	50,366	—	50,366
KB-UTC Inno-Tech Venture Fund	44,111	809	48,260	43,302	12,786	—	12,786
WJ Private Equity Fund No.1	35,561	161	37,100	35,400	9,542	—	9,542
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	29,462	132	35,000	29,330	8,380	—	8,380
KB Smart Scale Up Fund	161,926	776	172,000	161,150	40,288	—	40,288
KB Scale Up Fund II	22,571	379	22,500	22,192	4,438	—	4,438
KB Bio Global Expansion Private Equity Fund No.1	40,080	106	38,000	39,974	10,519	—	10,519
KB-KTB Technology Venture Fund	32,214	280	33,000	31,934	8,709	—	8,709
KB-SOLIDUS Healthcare Investment Fund	21,483	345	22,440	21,138	6,217	—	6,217
KB New Deal Innovation Fund	68,245	2,039	68,000	66,206	13,241	—	13,241
All Together Korea Fund No.2	10,246	1	10,001	10,245	10,244	—	10,244
TMAPMOBILITY CO.,LTD.	920,597	174,696	8,677	745,901	61,518	132,936	194,454

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	144,907	13,809	—	13,809	—
Incheon Bridge Co., Ltd.	130,456	23,754	—	23,754	—
KB SPROTT Renewable Private Equity Fund No.1	—	(1,020)	—	(1,020)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	294	(134)	—	(134)	—
KB Digital Platform Fund	264	(2,663)	—	(2,663)	—
KB Prime Digital Platform Fund	22	(86)	—	(86)	—
Future Planning KB Start-up Creation Fund	4,780	2,436	—	2,436	—
KB High-tech Company Investment Fund	9,149	2,937	—	2,937	1,300
Aju Good Technology Venture Fund	22,381	6,018	—	6,018	1,200
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,699	1,429	—	1,429	—
KB-TS Technology Venture Private Equity Fund	1,043	(2,775)	—	(2,775)	—
KB Intellectual Property Fund No.2	6,856	3,645	—	3,645	—
KB Digital Innovation Investment Fund Limited Partnership	21,176	1,703	—	1,703	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	11,851	1,541	—	1,541	—
KB Global Platform Fund	25,967	(6,293)	—	(6,293)	—
KB-UTC Inno-Tech Venture Fund	—	(905)	(1,647)	(2,552)	—
WJ Private Equity Fund No.1	430	(229)	—	(229)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	7	(4,468)	299	(4,169)	—
KB Smart Scale Up Fund	2,506	(11,719)	—	(11,719)	—
KB Scale Up Fund II	71	(308)	—	(308)	—
KB Bio Global Expansion Private Equity Fund No.1	2,465	2,057	—	2,057	—
KB-KTB Technology Venture Fund	134	(973)	—	(973)	—
KB-SOLIDUS Healthcare Investment Fund	14	(1,302)	—	(1,302)	—
KB New Deal Innovation Fund	327	(1,748)	—	(1,748)	—
All Together Korea Fund No.2	179	173	—	173	—
TMAPMOBILITY CO.,LTD.	139,793	(132,476)	—	(132,476)	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	4,959	—	—	(90)	748	—	5,617
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	13,165	—	(475)	—	(117)	—	12,573
KB Digital Innovation & Growth New Technology Business Investment Fund	4,038	—	—	—	(515)	—	3,523
KB Digital Platform Fund	25,358	23,800	—	—	(1,211)	—	47,947
KB Prime Digital Platform Fund	2,563	4,550	—	—	(197)	—	6,916
Future Planning KB Start-up Creation Fund	9,793	—	(700)	(2,900)	1,621	—	7,814
KB High-tech Company Investment Fund	10,662	—	—	(2,900)	1,662	—	9,424
Aju Good Technology Venture Fund	19,836	—	(7,800)	(3,577)	5,837	—	14,296
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,989	—	—	—	42	—	3,031
KB-TS Technology Venture Private Equity Fund	7,390	—	(360)	—	(402)	—	6,628
KB Intellectual Property Fund No.2	15,204	—	—	—	1,732	—	16,936
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	(2,345)	—	2,066	—	34,721
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	8,901	—	(6,600)	—	771	—	3,072
KB Global Platform Fund	50,366	—	—	—	(6,516)	—	43,850
KB Global Platform Fund No.2	—	12,000	—	—	(828)	—	11,172
KB-UTC Inno-Tech Venture Fund	12,786	—	(1,500)	—	812	652	12,750
WJ Private Equity Fund No.1	9,542	—	—	—	(59)	—	9,483
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	8,380	—	(300)	—	141	1,479	9,700
KB Smart Scale Up Fund	40,288	7,000	—	—	5,617	—	52,905
KB Scale Up Fund II	4,438	—	(4,322)	—	(116)	—	—
KB Bio Global Expansion Private Equity Fund No.1	10,519	—	—	—	78	—	10,597
KB-KTB Technology Venture Fund	8,709	3,000	—	—	(250)	—	11,459

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB-SOLIDUS Healthcare Investment Fund	6,217	7,700	(12)	—	(407)	—	13,498
KB New Deal Innovation Fund	13,241	6,400	—	—	(269)	—	19,372
KB MEZZANINE CAPITAL 4TH PRIVATE EQUITY FUND	—	29,176	(29,111)	—	(65)	—	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	27,034	—	—	(46)	(19)	26,969
All Together Korea Fund No.2	10,244	—	—	—	297	—	10,541
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	167	—	—	—	(23)	—	144
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	158	—	158
Dongjo Co., Ltd.	—	—	—	—	—	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	15	—	—	—	(3)	—	12
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Computerlife Co., Ltd.	50	—	—	—	6	—	56
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	61	—	—	—	(2)	—	59
IDTECK Co., Ltd.	164	—	(297)	—	1,732	(1,599)	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	384	—	—	—	13	—	397
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	1	—	—	—	17	—	18
ALTSCS CO., LTD.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO.,LTD.	194,454	—	(18)	—	(11,892)	1,028	183,572
TKDS CO., LTD	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	—	—	—	—	3	—	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
TAEYEONG PRECISION IND. CO.,LTD.	—	—	—	—	—	—	—
Seokwang T&I Co., Ltd	—	—	—	—	—	—	—
MJK TRADING CO.,LTD.	—	—	—	—	—	—	—
Youngwon Corporation	—	—	—	—	—	—	—
ONIGYU CO.,LTD.	—	—	—	—	—	—	—
DNGV CO.,LTD.	—	—	—	—	—	—	—
Alpa information & Communication Co.,Ltd.	—	—	—	—	—	—	—
JC TECHNO CO.,LTD.	—	—	—	—	—	—	—

	529,982	120,660	(53,840)	(9,467)	435	1,541	589,311

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	4,497	—	—	—	462	—	4,959
Balhae Infrastructure Company	99,785	—	(102,554)	(12,344)	15,113	—	—
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	3,726	9,748	—	—	(309)	—	13,165
KB Digital Innovation & Growth New Technology Business Investment Fund	4,098	—	—	—	(60)	—	4,038
KB Digital Platform Fund	12,599	14,000	—	—	(1,242)	—	25,357
KB Prime Digital Platform Fund	—	2,600	—	—	(37)	—	2,563
Future Planning KB Start-up Creation Fund	10,275	—	(1,700)	—	1,218	—	9,793
KB High-tech Company Investment Fund	10,493	—	—	(1,300)	1,469	—	10,662
Aju Good Technology Venture Fund	22,921	—	(4,200)	(1,200)	2,315	—	19,836
KB-KDBC Pre-IPO New Technology Business Investment Fund	5,895	—	(2,600)	—	(306)	—	2,989
KB-TS Technology Venture Private Equity Fund	9,015	—	(2,430)	—	805	—	7,390
KB Intellectual Property Fund No.2	14,588	—	—	—	616	—	15,204
KB Digital Innovation Investment Fund Limited Partnership	35,517	—	—	—	(517)	—	35,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,834	—	(6,400)	—	467	—	8,901
KB Global Platform Fund	49,946	8,000	(6,150)	—	(1,430)	—	50,366
KB-UTC Inno-Tech Venture Fund	13,982	—	—	—	(710)	(486)	12,786
WJ Private Equity Fund No.1	9,604	—	—	—	(62)	—	9,542
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,571	—	—	—	(1,276)	85	8,380
KB Smart Scale Up Fund	31,217	12,000	—	—	(2,929)	—	40,288
KB Scale Up Fund II	—	4,500	—	—	(62)	—	4,438
KB Bio Global Expansion Private Equity Fund No.1	9,978	—	—	—	541	—	10,519
KB-KTB Technology Venture Fund	2,975	6,000	—	—	(266)	—	8,709

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB-SOLIDUS Healthcare Investment Fund	600	6,000	—	—	(383)	—	6,217
KB New Deal Innovation Fund	3,991	9,600	—	—	(350)	—	13,241
All Together Korea Fund No.2	10,070	—	—	—	174	—	10,244
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	198	—	—	—	(31)	—	167
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	—	—	—
Dongjo Co., Ltd.	21	—	—	—	(21)	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	6	—	—	—	9	—	15
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Carlife Co., Ltd.	13	—	(13)	—	—	—	—
Computerlife Co., Ltd.	44	—	—	—	6	—	50
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
II-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	31	—	—	—	30	—	61
IDTECK Co., Ltd.	—	—	—	—	65	99	164
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	369	—	—	—	15	—	384
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	—	—	—	—	1	—	1
ALTSCS CO., LTD.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO.,LTD.	—	200,000	—	—	(5,798)	252	194,454
TKDS CO., LTD.	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	—	—	—	—	—	—	—

	390,957	272,448	(126,047)	(14,844)	7,517	(50)	529,981

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2023 and 2022, and accumulated amount of unrecognized losses as of December 31, 2023 and 2022, are as follows:

	Unrecognized losses for the period		Accumulated unrecognized losses
(In millions of Korean won)	2023	2022	December 31, 2023	December 31, 2022
Incheon Bridge Co., Ltd.	(3,323)	(3,518)	12,640	15,963
Shinla Construction Co., Ltd.	—	—	183	183
Terra Corporation	—	—	14	14
MJT&I Corp.	(1)	1	152	153
Jungdong Steel Co., Ltd.	—	—	487	487
DSMETAL Co., Ltd.	—	—	103	103
Jaeyang Industry Co., Ltd.	—	—	30	30
Jinseung Tech Co., Ltd.	(18)	(15)	—	18
Dongjo Co., Ltd.	(147)	696	549	696
Korea NM Tech Co., Ltd.	3	3	34	31
Jungdo Co., Ltd.	(119)	(8)	420	539
Dae-A Leisure Co., Ltd.	88	310	599	512
Chongil Machine & Tools Co., Ltd.	—	7	71	71
Iwon Alloy Co., Ltd.	(1)	19	18	19
Skydigital Inc.	20	3	196	176
Jo Yang Industrial Co., Ltd.	36	7	147	111
Il-Kwang Electronic Materials Co., Ltd.	—	(2)	158	158
IDTECK Co., Ltd.	—	(144)	—	—
Inter Shipping Co., Ltd.	—	1,022	—	1,139
Chunsung-meat co., ltd.	9	24	33	24
ALTSCS CO., LTD.	395	1	396	1
E-Won Chemical Co., Ltd.	4	—	4	—
TKDS CO., LTD.	108	—	108	—

	(2,946)	(1,594)	16,342	20,428

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,010,674	—	(4)	2,010,670
Buildings	1,833,654	(629,065)	(5,747)	1,198,842
Leasehold improvements	948,393	(893,118)	—	55,275
Equipment and vehicles	1,263,107	(1,148,667)	—	114,440
Construction in-progress	26,235	—	—	26,235
Right-of-use assets	1,186,700	(823,564)	—	363,136

	7,268,763	(3,494,414)	(5,751)	3,768,598

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,017,250	—	(4)	2,017,246
Buildings	1,811,998	(585,729)	(5,747)	1,220,522
Leasehold improvements	905,404	(852,017)	—	53,387
Equipment and vehicles	1,318,278	(1,164,583)	—	153,695
Construction in-progress	5,829	—	—	5,829
Right-of-use assets	1,084,579	(697,747)	—	386,832

	7,143,338	(3,300,076)	(5,751)	3,837,511

14.1.2 Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others [3]	Ending
Land	2,017,246	717	(10,510)	(2,074)	—	5,291	2,010,670
Buildings	1,220,522	722	22,781	(483)	(47,199)	2,499	1,198,842
Leasehold Improvements	53,387	247	40,610	(10)	(41,215)	2,256	55,275
Equipment and vehicles	153,695	57,118	1,470	(752)	(96,496)	(595)	114,440
Construction in-progress	5,829	97,460	(77,008)	—	—	(46)	26,235
Right-of-use assets [1]	386,832	602,832	319	(426,943)	(210,123)	10,219	363,136

	3,837,511	759,096	(22,338)	(430,262)	(395,033)	19,624	3,768,598

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14.1.2 Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others [3]	Ending
Land	2,063,209	676	(32,963)	(6,083)	—	(7,593)	2,017,246
Buildings	1,219,646	2,143	49,756	(3,818)	(47,169)	(36)	1,220,522
Leasehold Improvements	63,674	2,237	33,738	(114)	(46,425)	277	53,387
Equipment and vehicles	168,054	89,512	528	(1,794)	(102,763)	158	153,695
Construction in-progress	28,226	94,259	(116,205)	(397)	—	(54)	5,829
Right-of-use assets [1]	391,134	555,071	255	(390,474)	(209,247)	40,093	386,832

	3,933,943	743,898	(64,891)	(402,680)	(405,604)	32,845	3,837,511

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.
[3]	Kookmin Bank Cambodia PLC of KB PRASAC BANK PLC. includes merger effects.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	232,219	—	232,219
Buildings	136,687	(21,426)	115,261

	368,906	(21,426)	347,480

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	230,597	—	230,597
Buildings	132,879	(18,320)	114,559

	363,476	(18,320)	345,156

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2023, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	214,067	Cost approach method	- Price per square meter - Replacement cost
	237,900	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ~~W~~ 451,967 million and ~~W~~ 428,007 million as of December 31, 2023 and 2022, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 6,408 million and ~~W~~ 5,441 million for the years ended December 31, 2023 and 2022, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	230,597	—	1,622	—	—	232,219
Buildings	114,559	—	2,518	—	(1,816)	115,261

	345,156	—	4,140	—	(1,816)	347,480

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	222,648	—	7,949	—	—	230,597
Buildings	102,417	—	13,800	—	(1,658)	114,559

	325,065	—	21,749	—	(1,658)	345,156

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	22,823	574,273
Other intangible assets	1,883,049	(1,422,264)	(15,385)	—	445,400

	2,435,701	(1,422,264)	(16,587)	22,823	1,019,673

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	12,789	564,239
Other intangible assets	1,732,425	(1,226,990)	(14,978)	—	490,457

	2,285,077	(1,226,990)	(16,180)	12,789	1,054,696

15.2 Details of goodwill as of December 31, 2023 and 2022, are as follows:

	December 31, 2023		December 31, 2022
(In millions of Korean won)	Acquisition cost	Carrying amount [1]	Acquisition cost	Carrying amount [1]
PT Bank KB Bukopin Tbk	89,220	86,410	89,220	83,619
KB PRASAC BANK PLC.	398,144	422,575	396,942	415,332
Housing & Commercial Bank	65,288	65,288	65,288	65,288
Kookmin Bank Cambodia Plc. [2]	—	—	1,202	—

	552,652	574,273	552,652	564,239

[1]	Includes the effect of exchange differences.
[2]	Kookmin Bank Cambodia PLC merged with KB PRASAC BANK PLC on September 1, 2023.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

	2022
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2023 are as follows:

	December 31, 2023
(In millions of Korean won)	Retail banking	Corporate banking	PT Bank KB Bukopin Tbk	KB PRASAC BANK PLC	Total
Carrying amounts *	49,315	15,973	86,410	440,731	592,429
Recoverable amount exceeding carrying amount	5,740,481	13,290,555	513,845	76,653	19,621,534
Discount rate (%)	14.72	14.32	23.58	26.74
Permanent growth rate (%)	1.00	1.00	3.00	3.00

*	The carrying amount of goodwill at the time of the impairment test

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. The Group acquired a 70% stake in KB PRASAC BANK PLC. with an acquisition date of April 10, 2020, and an additional 30% stake with an acquisition date of October 19, 2021. The goodwill recognized due to the business combination is ~~W~~ 422,575 million as of December 31, 2023. The Group acquired a 66.88% stake in PT Bank KB Bukopin Tbk with an acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 86,410 million as of December 31, 2023. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit. The valuation dates of the recoverable amounts of the KB PRASAC BANK PLC. and PT Bank KB Bukopin TBK are September 30, 2023 and December 31, 2023, respectively.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. The future cash flows of retail banking and corporate banking after the projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share.

The future cash flows of KB PRASAC BANK PLC. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The future cash flows of PT Bank KB Bukopin Tbk after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate and the market size of Cambodia and Indonesia, and the recent growth rate of KB PRASAC BANK PLC. and PT Bank KB Bukopin Tbk. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.5 Details of intangible assets other than goodwill as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,190	(1,821)	—	369
Software	1,531,414	(1,222,219)	—	309,195
Other intangible assets	314,318	(164,691)	(15,385)	134,242
Right-of-use assets	35,127	(33,533)	—	1,594

	1,883,049	(1,422,264)	(15,385)	445,400

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,406	(2,106)	—	300
Software	1,416,325	(1,052,909)	—	363,416
Other intangible assets	278,567	(139,450)	(14,978)	124,139
Right-of-use assets	35,127	(32,525)	—	2,602

	1,732,425	(1,226,990)	(14,978)	490,457

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others*	Ending
Industrial property rights	300	197	—	—	(129)	1	369
Software	363,416	114,629	249	—	(169,872)	773	309,195
Other intangible assets	124,139	63,791	—	—	(42,535)	(11,153)	134,242
Right-of-use assets	2,602	—	—	—	(1,008)	—	1,594

	490,457	178,617	249	—	(213,544)	(10,379)	445,400

*	Kookmin Bank Cambodia PLC of KB PRASAC BANK PLC. includes merger effects.

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	224	193	—	(1)	(117)	1	300
Software	330,852	170,141	818	—	(138,741)	346	363,416
Other intangible assets	154,103	2,799	—	(245)	(31,822)	(696)	124,139
Right-of-use assets	3,610	—	—	—	(1,007)	(1)	2,602

	488,789	173,133	818	(246)	(171,687)	(350)	490,457

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(14,978)	(11,891)	—	11,484	(15,385)

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,145)	—	—	167	(14,978)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	179,786	—	179,786
Impairment losses of property and equipment	7,295	—	7,295
Share-based payments	15,229	—	15,229
Provisions for acceptances and guarantees	48,917	—	48,917
Gains or losses on valuation of derivatives	—	(147,458)	(147,458)
Present value discount	370	—	370
Gains or losses on fair value hedge	—	(57,146)	(57,146)
Accrued interest	146	(102,407)	(102,261)
Deferred loan origination fees and costs	11,604	(113,810)	(102,206)
Gains or losses on revaluation *	—	(259,839)	(259,839)
Investments in subsidiaries and others	27,393	(201,916)	(174,523)
Gains or losses on valuation of security investment	—	(253,504)	(253,504)
Defined benefit liabilities	408,732	—	408,732
Accrued expenses	201,386	—	201,386
Retirement insurance expense	—	(461,169)	(461,169)
Adjustments to the prepaid contributions	—	(33,005)	(33,005)
Others	815,848	(339,932)	475,916

	1,716,706	(1,970,186)	(253,480)
Offsetting of deferred income tax assets and liabilities	(1,467,194)	1,467,194	—

	249,512	(502,992)	(253,480)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	86,237	—	86,237
Impairment losses of property and equipment	5,155	—	5,155
Share-based payments	13,112	—	13,112
Provisions for acceptances and guarantees	39,787	—	39,787
Gains or losses on valuation of derivatives	—	(147,750)	(147,750)
Present value discount	95	—	95
Gains or losses on fair value hedge	—	(93,833)	(93,833)
Accrued interest	—	(72,868)	(72,868)
Deferred loan origination fees and costs	10,377	(115,553)	(105,176)
Gains or losses on revaluation *	—	(261,502)	(261,502)
Investments in subsidiaries and others	37,802	(179,329)	(141,527)
Gains or losses on valuation of security investment	245,988	—	245,988
Defined benefit liabilities	380,726	—	380,726
Accrued expenses	172,345	—	172,345
Retirement insurance expense	—	(459,323)	(459,323)
Adjustments to the prepaid contributions	—	(27,986)	(27,986)
Others	637,476	(243,543)	393,933

	1,629,100	(1,601,687)	27,413
Offsetting of deferred income tax assets and liabilities	(1,447,843)	1,447,843	—

	181,257	(153,844)	27,413

*	Gains on Land revaluation

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 2,868,380 million and ~~W~~ 1,099,572 million associated with investments in subsidiaries and others as of December 31, 2023 and 2022, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 42,288 million and ~~W~~ 34,908 million associated with others as of December 31, 2023 and 2022 due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 1,086,031 million and ~~W~~ 443,216 million associated with investments in subsidiaries and others as of December 31, 2023 and 2022, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2023 and 2022 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	325,422	325,422	681,009	681,009
Impairment losses of property and equipment	19,453	19,383	27,564	27,634
Deferred loan origination fees and costs	39,160	—	4,795	43,955
Accrued interest		—	729	729
Share-based payments	49,479	49,479	57,685	57,685
Provisions for acceptances and guarantees	150,140	150,140	185,290	185,290
Present value discount	358	358	1,401	1,401
Investments in subsidiaries and others	1,242,222	47,194	1,730,472	2,925,500
Gains or losses on valuation of security investment	928,258	928,258	—	—
Defined benefit liabilities	1,436,700	175,699	287,226	1,548,227
Accrued expenses	650,357	650,357	764,170	764,170
Others	1,820,526	527,313	1,204,044	2,497,257

	6,662,075	2,873,603	4,944,385	8,732,857

Unrecognized deferred income tax assets
Investments in subsidiaries and others	1,099,572			2,868,380
Others	34,908			42,288

	5,527,595			5,822,189

Tax rate (%)	26.50			26.40

	1,464,813			1,537,058
Tax loss carryforwards and tax credit	164,287	—	15,361	179,648

Total deferred income tax assets	1,629,100			1,716,706

Taxable temporary differences
Gains or losses on fair value hedge	(354,085)	(354,085)	(216,460)	(216,460)
Accrued interest	(274,975)	(216,794)	(329,724)	(387,905)
Deferred loan origination fees and costs	(436,047)	(436,047)	(431,098)	(431,098)
Gains or losses on valuation of derivatives	(558,566)	(559,692)	(559,680)	(558,554)
Present value discount	—	—	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(986,800)	(2,561)	—	(984,239)
Investments in subsidiaries and others	(1,119,930)	—	(834,777)	(1,954,707)
Gains or losses on valuation of security investment	—	—	(960,241)	(960,241)
Retirement insurance expense	(1,733,297)	(174,146)	(187,703)	(1,746,854)
Adjustments to the prepaid contributions	(105,608)	(105,608)	(125,019)	(125,019)
Others	(918,011)	(344,331)	(610,099)	(1,183,779)

	(6,552,607)	(2,193,264)	(4,254,801)	(8,614,144)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(443,216)			(1,086,031)

	(6,044,103)			(7,462,825)

Tax rate (%)	26.50			26.40

Total deferred income tax liabilities	(1,601,687)			(1,970,186)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

16.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	283,299	276,213	318,336	325,422
Impairment losses of property and equipment	27,076	19,880	12,257	19,453
Deferred loan origination fees and costs	31,256	12,726	20,630	39,160
Share-based payments	57,042	57,042	49,479	49,479
Provisions for acceptances and guarantees	120,332	120,332	150,140	150,140
Present value discount	—	—	358	358
Investments in subsidiaries and others	445,595	30,441	827,068	1,242,222
Gains or losses on valuation of security investment	—	—	928,258	928,258
Defined benefit liabilities	1,718,990	292,478	10,188	1,436,700
Accrued expenses	540,823	540,823	650,357	650,357
Others	1,250,634	544,021	1,113,913	1,820,526

	4,475,047	1,893,956	4,080,984	6,662,075

Unrecognized deferred income tax assets
Investments in subsidiaries and others	327,040			1,099,572
Others	39,821			34,908

	4,108,186			5,527,595

Tax rate (%)	27.50			26.50

	1,129,751			1,464,813
Tax loss carryforwards and tax credit	101,729	—	62,558	164,287

Total deferred income tax assets	1,231,480			1,629,100

Taxable temporary differences
Gains or losses on fair value hedge	(53,243)	(53,243)	(354,085)	(354,085)
Accrued interest	(155,936)	(119,589)	(238,628)	(274,975)
Deferred loan origination fees and costs	(503,266)	(503,266)	(436,047)	(436,047)
Gains or losses on valuation of derivatives	(269,493)	(269,493)	(558,566)	(558,566)
Present value discount	(517)	(517)	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(1,008,984)	(22,184)	—	(986,800)
Investments in subsidiaries and others	(817,618)	—	(302,312)	(1,119,930)
Gains or losses on valuation of security investment	(1,823,307)	(1,823,307)	—	—
Retirement insurance expense	(1,605,940)	(237,587)	(364,944)	(1,733,297)
Adjustments to the prepaid contributions	(106,446)	(106,446)	(105,608)	(105,608)
Others	(453,098)	(329,376)	(794,289)	(918,011)

	(6,863,136)	(3,465,008)	(3,154,479)	(6,552,607)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(313,586)			(443,216)

	(6,484,262)			(6,044,103)

Tax rate (%)	27.50			26.50

Total deferred income tax liabilities	(1,783,172)			(1,601,687)

*	Gains on Land revaluation

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	107,452	(21,604)	85,848	104,024
Buildings held for sale	162,004	(41,390)	120,614	134,801
Other assets held for sale	3,431	(1,664)	1,767	1,768

	272,887	(64,658)	208,229	240,593

	December 31, 2022
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	106,348	(20,394)	85,954	104,990
Buildings held for sale	162,974	(38,870)	124,104	137,706
Other assets held for sale	4,546	(2,847)	1,699	1,699

	273,868	(62,111)	211,757	244,395

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2023 are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	240,593	Market comparison approach model and others	Adjustment index	0.54 ~ 2.18	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(62,111)	(5,660)	—	3,113	(64,658)

(In millions of Korean won)	2022
	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(58,815)	(5,752)	6,507	(4,051)	(62,111)

17.4 As of December 31, 2023, assets held for sale consist of 22 real estates of closed offices and 1 real estate of Orient Kwang-yang Co., Ltd., 430 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2023. The remaining 453 assets are also being actively marketed.

18. Other Assets

18.1 Details of other assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Other financial assets
Other receivables	7,292,496	3,516,361
Accrued income	1,835,332	1,510,141
Guarantee deposits	787,481	822,060
Domestic exchange settlement debits	804,570	861,741
Others	36,707	34,249
Less: Allowances for credit losses	(51,628)	(33,461)
Present value discount	(1,353)	(1,464)

	10,703,605	6,709,627

Other non-financial assets
Other receivables	720	307
Prepaid expenses	409,001	260,584
Guarantee deposits	4,070	2,483
Prepayments	44,871	21,456
Others	83,943	94,934
Less: Allowances for credit losses	(5,205)	(10,966)

	537,400	368,798

	11,241,005	7,078,425

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	33,461	10,966	44,427
Provision (reversal)	27,303	(1,450)	25,853
Write-offs	(5,095)	(5,911)	(11,006)
Others	(4,041)	1,600	(2,441)

Ending	51,628	5,205	56,833

(In millions of Korean won)	2022
	Other financial assets	Other non- financial assets	Total
Beginning	16,305	8,587	24,892
Provision (reversal)	3,647	2,203	5,850
Write-offs	(4,502)	(70)	(4,572)
Others	18,011	246	18,257

Ending	33,461	10,966	44,427

19. Deposits

Details of deposits as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Demand deposits
Demand deposits in Korean won	146,451,160	147,976,208
Demand deposits in foreign currencies	10,475,002	12,053,947

	156,926,162	160,030,155

Time deposits
Time deposits in Korean won	199,442,287	191,747,094
Fair value adjustments of fair value hedged time deposits in Korean won	(15)	—
Time deposits in foreign currencies	24,739,425	23,652,215
Fair value adjustments of fair value hedged time deposits in foreign currencies	(6,667)	(8,591)

	224,175,030	215,390,718

Certificates of deposits	12,145,510	6,325,876

	393,246,702	381,746,749

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

20. Borrowings

20.1 Details of borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
General borrowings	26,438,995	36,815,211
Bonds sold under repurchase agreements and others	6,535,538	4,933,903
Call money	2,015,542	3,324,003

	34,990,075	45,073,117

20.2 Details of general borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	2.00	2,520,472	8,282,289
	Borrowings from government	SEMAS and others	0.00~3.41	2,500,160	2,670,867
	Borrowings from non-banking financial institutions	Korea Development Bank	1.68~2.93	503,504	477,788
	Other borrowings	Korea Development Bank and others	0.00~5.23	4,291,240	5,397,514

				9,815,376	16,828,458

Borrowings in foreign currencies	Due to banks	Woori Bank and others	—	38,191	18,266
	Borrowings from banks	Citicorp International LTD and others	0.00~13.50	13,619,440	14,620,544
	Borrowings from other financial institutions	The Export-Import Bank of Korea	5.89~6.07	24,662	38,249

	Other borrowings	DBS Bank and others	0.00~5.85	2,941,326	5,309,694

				16,623,619	19,986,753

				26,438,995	36,815,211

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	6,528,901	4,930,103
Bills sold	Counter sale	1.80~2.20	6,637	3,800

			6,535,538	4,933,903

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

20.4 Details of call money as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Call money in Korean won	Samsung Asset Management	3.30	300,000	2,113,500
Call money in foreign currencies	Central Bank Uzbekistan and others	0.15~6.05	1,715,542	1,210,503

			2,015,542	3,324,003

21. Debentures

21.1 Details of debentures as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2023	December 31, 2022
Debentures in Korean won
Structured debentures	4.25~8.62	110,640	30,710
Subordinated fixed rate debentures	2.02~7.86	3,188,970	4,089,890
Fixed rate debentures	1.31~13.70	13,649,139	12,204,848
Floating rate debentures	3.51~5.32	4,430,000	4,100,000

		21,378,749	20,425,448
Fair value adjustments of fair value hedged debentures in Korean won		(141,073)	(249,630)
Less: Discount on debentures in Korean won		(8,686)	(7,371)

		21,228,990	20,168,447

Debentures in foreign currencies
Floating rate debentures	3.94~5.63	1,372,460	1,312,914
Fixed rate debentures	0.05~12.00	9,307,083	8,434,760

		10,679,543	9,747,674
Fair value adjustments of fair value hedged debentures in foreign currencies		(68,705)	(95,865)
Less: Discount on debentures in foreign currencies		(28,421)	(32,534)

		10,582,417	9,619,275

		31,811,407	29,787,722

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

21.2 Changes in debentures based on par value for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,710	90,000	(10,070)	—	110,640
Subordinated fixed rate debentures	4,089,890	—	(900,920)	—	3,188,970
Fixed rate debentures	12,204,848	17,179,439	(15,735,148)	—	13,649,139
Floating rate debentures	4,100,000	4,370,000	(4,040,000)	—	4,430,000

	20,425,448	21,639,439	(20,686,138)	—	21,378,749

Debentures in foreign currencies
Floating rate debentures	1,312,914	1,012,144	(1,000,513)	47,915	1,372,460
Fixed rate debentures	8,434,760	2,888,614	(2,236,500)	220,209	9,307,083

	9,747,674	3,900,758	(3,237,013)	268,124	10,679,543

	30,173,122	25,540,197	(23,923,151)	268,124	32,058,292

(In millions of Korean won)	2022
	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,910	—	(200)	—	30,710
Subordinated fixed rate debentures	5,292,957	—	(1,203,067)	—	4,089,890
Fixed rate debentures	11,276,086	12,883,950	(11,955,188)	—	12,204,848
Floating rate debentures	5,310,000	4,960,000	(6,170,000)	—	4,100,000

	21,909,953	17,843,950	(19,328,455)	—	20,425,448

Debentures in foreign currencies
Floating rate debentures	1,948,962	755,815	(1,597,630)	205,767	1,312,914
Fixed rate debentures	5,949,105	3,354,673	(1,113,994)	244,976	8,434,760

	7,898,067	4,110,488	(2,711,624)	450,743	9,747,674

	29,808,020	21,954,438	(22,040,079)	450,743	30,173,122

22. Provisions

22.1 Details of provisions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Provisions for credit losses of unused loan commitments	202,314	161,331
Provisions for credit losses of acceptances and guarantees	183,900	153,843
Provisions for restoration costs	130,966	135,477
Others	412,414	82,719

	929,594	533,370

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2023 and 2022, are as follows:

	2023
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	103,797	57,530	4	27,217	118,725	7,901
Transfer between stages:
Transfer to 12-month expected credit losses	14,029	(13,993)	(36)	(3,573)	(421)	3,994
Transfer to lifetime expected credit losses	(13,497)	13,629	(132)	(356)	457	(101)
Impairment	(125)	(685)	810	—	(113)	113
Provision (reversal) for credit losses	24,826	16,350	(603)	7,840	28,401	(7,604)
Others (exchange differences, etc.)	(7)	460	(43)	165	1,149	106

Ending *	129,023	73,291	—	31,293	148,198	4,409

	2022
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	94,183	53,582	—	27,441	82,170	11,537
Transfer between stages:
Transfer to 12-month expected credit losses	22,761	(22,731)	(30)	1,144	(1,144)	—
Transfer to lifetime expected credit losses	(15,265)	15,357	(92)	(355)	1,016	(661)
Impairment	(133)	(470)	603	(9)	(142)	151
Provision (reversal) for credit losses	1,934	10,855	(457)	(1,422)	33,983	(3,261)
Others (exchange differences, etc.)	317	937	(20)	418	2,842	135

Ending	103,797	57,530	4	27,217	118,725	7,901

*	Includes additional provisions of ~~W~~ 21,456 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

22.3 Changes in provisions for restoration costs for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Beginning	135,477	128,407
Provision	3,772	6,336
Reversal	(2,167)	1,261
Used	(12,319)	(12,411)
Unwinding of discount	5,742	2,363
Effect of changes in discount rate	461	9,521

Ending	130,966	135,477

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others *	Total
Beginning	46	2,794	41,230	2,955	35,694	82,719
Provision (reversal)	64	4,687	15,893	3,403	325,829	349,876
Used and others	(63)	(4,121)	(7,072)	—	(8,925)	(20,181)

Ending	47	3,360	50,051	6,358	352,598	412,414

	2022
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	43	3,062	10,119	5,285	11,038	29,547
Provision (reversal)	84	2,666	33,503	(2,330)	26,595	60,518
Used and others	(81)	(2,934)	(2,392)	—	(1,939)	(7,346)

Ending	46	2,794	41,230	2,955	35,694	82,719

*	Includes other provisions of ~~W~~333,290 million related to the Livelihood finance support program as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the consolidated statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,550,620	(1,842,126)	(291,506)
Current service cost	124,478	—	124,478
Interest expense (income)	75,408	(91,587)	(16,179)
Remeasurements:
Actuarial gains and losses by experience adjustments	7,371	—	7,371
Actuarial gains and losses by changes in demographic assumptions	(525)	—	(525)
Actuarial gains and losses by changes in financial assumptions	84,927	—	84,927
Return on plan assets (excluding amounts included in interest income)	—	(21,146)	(21,146)
Contributions by the Group	—	(92,000)	(92,000)
Payments from plans (benefit payments)	(171,669)	171,669	—
Payments from the Group	(12,670)	—	(12,670)
Transfer in	5,143	(4,506)	637
Transfer out	(5,066)	5,066	—
Effect of exchange differences	(3,639)	—	(3,639)
Impact of business combination	(309)	—	(309)
Others	—	(163)	(163)

Ending	1,654,069	(1,874,793)	(220,724)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,847,905	(1,692,621)	155,284
Current service cost	163,587	—	163,587
Interest expense (income)	46,854	(43,392)	3,462
Remeasurements:
Actuarial gains and losses by experience adjustments	9,041	—	9,041
Actuarial gains and losses by changes in demographic assumptions	41,988	—	41,988
Actuarial gains and losses by changes in financial assumptions	(352,447)	—	(352,447)
Return on plan assets (excluding amounts included in interest income)	—	54,808	54,808
Contributions by the Group	—	(360,000)	(360,000)
Payments from plans (benefit payments)	(196,543)	196,543	—
Payments from the Group	(9,330)	—	(9,330)
Transfer in	5,150	(4,516)	634
Transfer out	(7,052)	7,052	—
Effect of exchange differences	1,467	—	1,467

Ending	1,550,620	(1,842,126)	(291,506)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Present value of defined benefit obligation	1,654,069	1,550,620
Fair value of plan assets	(1,874,793)	(1,842,126)

Net defined benefit liabilities (assets)	(220,724)	(291,506)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Remeasurements:
Actuarial losses arising from experience adjustments	(7,371)	(9,041)
Actuarial losses arising from changes in demographic assumptions	525	(41,988)
Actuarial losses arising from changes in financial assumptions	(84,927)	352,447
Return on plan assets (excluding amounts included in interest income)	21,146	(54,808)
Income tax effect	17,634	(67,749)
Effect of exchange differences	4,577	(345)

Remeasurements after income tax expense	(48,416)	178,516

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23.5 Details of fair value of plan assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,261,011	1,261,011
Others	—	613,782	613,782

	—	1,874,793	1,874,793

(In millions of Korean won)	December 31, 2022
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,388,054	1,388,054
Others	—	454,072	454,072

	—	1,842,126	1,842,126

23.6 Details of significant actuarial assumptions used as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Discount rate (%)	4.20	5.20
Salary increase rate (%)	0.00~5.04	0.00~5.25
Turnover rate (%)	1.68~38.60	2.30~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2023, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.16% decrease	3.37% increase
Salary increase rate	0.5%p	3.32% increase	3.15% decrease
Turnover rate	0.5%p	0.07% increase	0.07% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2023, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	164,829	218,654	619,818	860,680	2,476,462	4,340,443

The weighted average duration of the defined benefit obligation is 6.87 and 7.34 years as of December 31, 2023 and 2022, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2023, is ~~W~~ 92,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Other financial liabilities
Other payables	8,001,405	3,837,087
Prepaid card and debit card payables	3,367	1,840
Accrued expenses	5,026,652	3,404,404
Financial guarantee contracts liabilities	35,270	44,440
Deposits for letter of guarantees and others	539,173	1,116,184
Domestic exchange settlement credits	2,859,746	1,734,905
Foreign exchange settlement credits	215,730	250,138
Other accounting business borrowings	2,792	—
Due to trust accounts	8,142,102	5,808,446
Liabilities incurred from agency relationships	514,642	513,621
Account for agency business	249,379	241,910
Lease liabilities	366,112	372,002
Others	84,431	51,359

	26,040,801	17,376,336

Other non-financial liabilities
Other payables	497,937	1,053,097
Unearned revenue	101,962	106,756
Accrued expenses	465,880	542,818
Withholding taxes	244,047	153,537
Others	47,553	59,339

	1,357,379	1,915,547

	27,398,180	19,291,883

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2023	December 31, 2022
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Issuance date	Maturity *	Interest rate (%)	December 31, 2023	December 31, 2022
	July 2, 2019		4.35	574,523	574,523
Hybrid Security	June 23, 2022	Permanent	4.89	299,327	299,327
	February 27, 2023		4.67	409,085	—

				1,282,935	873,850

*	Early redeemable by the Group only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(443,911)	(153,980)

	4,735,404	5,025,335

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Remeasurements of net defined benefit liabilities	(163,030)	(113,922)
Currency translation differences	185,486	201,288
Gains (losses) on debt securities measured at fair value through other comprehensive income	43,821	(652,186)
Gains on equity securities measured at fair value through other comprehensive income	641,179	641,536
Share of other comprehensive loss of associates	(1,458)	(2,590)
Gains on cash flow hedging instruments	21,017	33,921
Losses on hedging instruments of net investments in foreign operations	(112,620)	(95,296)

	614,395	12,751

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Legal reserves	2,047,321	2,044,631
Regulatory reserve for credit losses	3,018,015	2,915,162
Voluntary reserves	19,452,441	17,739,062
Unappropriated retained earnings	3,200,635	3,135,337

	27,718,412	25,834,192

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce an accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Regulatory reserve for credit losses attributable to:
Shareholder of the Parent Company	2,796,799	3,018,015
Non-controlling interests	160,997	79,118

	2,957,796	3,097,133

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Regulatory reserve for credit losses estimated to be appropriated (reversed)	(221,216)	102,853
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,482,715	2,893,162

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit attributable to shareholder of the Parent Company.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Interest income
Securities measured at fair value through profit or loss	434,372	282,403
Loans measured at fair value through profit or loss	11,168	7,442
Securities measured at fair value through other comprehensive income	1,125,407	669,668
Loans measured at fair value through other comprehensive income	16,641	6,023
Due from financial institutions measured at amortized cost	192,406	79,929
Securities measured at amortized cost	1,100,753	637,504
Loans measured at amortized cost	18,997,716	13,351,316
Others	468,660	324,416

	22,347,123	15,358,701

Interest expense
Deposits	9,672,896	4,455,350
Borrowings	1,304,029	674,082
Debentures	1,146,157	756,478
Others	353,974	181,770

	12,477,056	6,067,680

Net interest income	9,870,067	9,291,021

Interest income recognized on impaired loans is ~~W~~ 25,092 million and ~~W~~ 16,853 million for the years ended December 31, 2023 and 2022, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Fee and commission income
Banking activity fees	191,311	190,874
Lending activity fees	76,061	65,368
Credit card related fees	1,149	1,438
Debit card related fees	737	591
Agent activity fees	292,123	329,117
Trust and other fiduciary fees	240,541	201,238
Acceptances and guarantees fees	74,791	60,890
Foreign currency related fees	182,745	164,980
Securities agency fees	95,164	105,471
Other business account commission on consignment	33,873	36,211
Others	414,325	373,980

	1,602,820	1,530,158

Fee and commission expense
Trading activity related fees *	17,195	16,308
Lending activity fees	40,263	44,833
Credit card related fees	42,842	39,385
Outsourcing related fees	101,860	106,042
Foreign currency related fees	32,310	25,173
Management fees of written-off loans	12,346	12,842
Contributions to external institutions	30,467	27,997
Others	157,254	160,970

	434,537	433,550

Net fee and commission income	1,168,283	1,096,608

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	1,083,669	472,217
Equity securities	51,231	23,347

	1,134,900	495,564

Derivatives held for trading:
Interest rate	5,270,304	7,520,856
Currency	8,827,632	13,709,057
Stock or stock index	4,730	15,285
Credit	8,603	39,646
Others	946	1,672

	14,112,215	21,286,516

Financial liabilities at fair value through profit or loss	661	2,951
Other financial instruments	502	252

	15,248,278	21,785,283

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	216,490	944,163
Equity securities	15,519	34,431

	232,009	978,594

Derivatives held for trading:
Interest rate	5,555,826	6,652,262
Currency	8,682,323	13,892,134
Stock or stock index	3,314	10,751
Credit	9,282	36,380
Others	3,321	3,547

	14,254,066	20,595,074

Financial liabilities at fair value through profit or loss	1,831	829
Other financial instruments	387	205

	14,488,293	21,574,702

Net gains on financial instruments at fair value through profit or loss	759,985	210,581

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	7,326	20
Gains on disposal of securities measured at fair value through other comprehensive income	18,241	19,977
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	38,909	28,734
Gains on foreign exchange transactions	5,323,065	9,859,577
Dividend income	4,536	9,934
Others	441,822	843,662

	5,833,899	10,761,904

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	8	2,757
Losses on disposal of securities measured at fair value through other comprehensive income	100,108	30,840
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	30,512	51,214
Losses on foreign exchange transactions	5,147,519	9,784,228
Deposit insurance fee	535,983	502,631
Credit guarantee fund fee	327,765	283,912
Others	1,032,455	1,050,422

	7,174,350	11,706,004

Net other operating expenses	(1,340,451)	(944,100)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Expenses related to employee
Employee benefits - salaries	1,683,117	1,778,373
Employee benefits - welfare	660,086	707,690
Post-employment benefits - defined benefit plans	108,299	167,049
Post-employment benefits - defined contribution plans	15,886	15,491
Termination benefits	250,215	272,615
Share-based payments	24,330	15,169

	2,741,933	2,956,387

Depreciation and amortization	569,174	546,505

Other general and administrative expenses
Rental expense	73,771	72,564
Tax and dues	198,703	169,351
Communication	40,770	41,251
Electricity and utilities	34,059	28,958
Publication	5,368	6,184
Repairs and maintenance	32,723	38,613
Vehicle	14,126	14,032
Travel	10,576	9,134
Training	24,508	22,523
Service fees	172,940	187,534
Supplies	18,000	21,930
Electronic data processing expenses	244,737	220,814
Others	340,378	362,171

	1,210,659	1,195,059

	4,521,766	4,697,951

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2023, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 83	Apr. 1, 2021	14,972	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 85	Jan. 1, 2022	259,752	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 92	Jan. 1, 2023	187,802	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 93	Mar. 15, 2023	585	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 94	Apr. 1, 2023	8,794	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 95	Oct. 5, 2023	126	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		3,611	Satisfied

		714,924

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2023 (Deferred grants are residual shares vested as of December 31, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2023, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	419	Satisfied
Stock granted in 2016	Jan. 1, 2016	2,135	Satisfied
Stock granted in 2017	Jan. 1, 2017	535	Satisfied
Stock granted in 2018	Jan. 1, 2018	739	Satisfied
Stock granted in 2020	Jan. 1, 2020	44,890	Satisfied
Stock granted in 2021	Jan. 1, 2021	86,235	Satisfied
Stock granted in 2022	Jan. 1, 2022	164,595	Satisfied
Stock granted in 2023	Jan. 1, 2023	133,455	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 83	0.00~3.00	3.43%	42,053~48,307	47,066~52,755
Series 85	0.00~3.00	3.43%	38,623~48,102	47,066~52,755
Series 86	0.00~4.00	3.43%	39,972~46,008	44,873~51,649
Series 88	0.00~4.00	3.43%	41,215~47,439	44,873~51,649
Series 90	0.00~4.00	3.43%	42,737~49,190	44,873~51,649
Series 91	0.00~4.00	3.43%	42,750~49,206	44,873~51,649
Series 92	0.00~4.00	3.43%	44,873~52,755	44,873~52,755
Series 93	0.00~5.01	3.43%	47,066~52,755	47,066~52,755
Series 94	0.00~5.01	3.43%	42,787~52,755	42,787~52,755
Series 95	0.00~3.00	3.43%	43,187~48,407	47,066~52,755
Grant deferred in 2016	—	3.43%	—	52,755
Grant deferred in 2017	—	3.43%	—	52,755
Grant deferred in 2018	—	3.43%	—	52,755
Grant deferred in 2020	—	3.43%	—	52,755
Grant deferred in 2021	0.00~1.00	3.43%	—	51,649~52,755
Grant deferred in 2022	0.00~4.00	3.43%	—	44,873~52,755
Grant deferred in 2023	0.16~2.16	3.43%	—	48,939~53,705
Stock granted in 2015	0.00	3.43%	—	52,755
Stock granted in 2016	0.00~1.00	3.43%	—	51,649~52,755
Stock granted in 2017	0.00	3.43%	—	52,755
Stock granted in 2018	0.00	3.43%	—	52,755
Stock granted in 2020	0.00	3.43%	—	52,755
Stock granted in 2021	0.00~1.00	3.43%	—	51,649~52,755
Stock granted in 2022	0.00~4.00	3.43%	—	44,873~52,755
Stock granted in 2023	0.16~3.00	3.43%	—	47,066~53,705

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 53,774 million and ~~W~~ 46,740 million as of December 31, 2023 and 2022, respectively, and the compensation costs amounting to ~~W~~ 24,330 million and ~~W~~ 15,169 million were recognized for the years ended December 31, 2023 and 2022, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2023, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00~0.83	48
Nov. 8, 2019	14	0.00~0.85	6
Dec. 5, 2019	56	0.00~0.93	39
Dec. 6, 2019	84	0.00~0.93	38
Dec. 31, 2019	87	0.00~1.00	22
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~1.05	13,953
May 12, 2020	46	0.00~1.36	43
Jun. 30, 2020	206	0.00~1.50	147
Aug. 26, 2020	40	0.00~1.65	27
Oct. 29, 2020	160	0.00~1.83	107
Nov. 6, 2020	45	0.00~1.85	37
Nov. 30, 2020	35	0.00~1.92	29
Dec. 2, 2020	57	0.00~1.92	26
Dec. 4, 2020	154	0.00~1.93	79
Dec. 30, 2020	88	0.00~2.00	51
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~2.04	16,045
Apr. 5, 2021	89	0.00~2.26	53
Jul. 1, 2021	54	0.00~2.50	36
Jul. 2, 2021	11	0.00~2.50	11
Jul. 27, 2021	70	0.00~2.57	63
Nov. 1, 2021	71	0.00~2.84	71
Nov. 16, 2021	53	0.00~2.88	13
Dec. 3, 2021	91	0.00~2.92	74
Dec. 6, 2021	87	0.00~2.93	76
Dec. 30, 2021	76	0.00~3.00	76

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

30.2.2.1 Details of mileage stock as of December 31, 2023, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~3.04	16,253
Apr. 4, 2022	65	0.00~3.26	65
Apr. 19, 2022	33	0.00~3.30	29
Jul. 1, 2022	62	0.00~3.50	21
Aug. 3, 2022	62	0.00~3.59	15
Aug. 9, 2022	80	0.00~3.61	60
Oct. 19, 2022	55	0.00~3.80	23
Nov. 1, 2022	177	0.00~3.84	159
Dec. 1, 2022	49	0.00~3.92	49
Dec. 2, 2022	42	0.00~3.92	30
Dec. 6, 2022	88	0.00~3.93	70
Dec. 12, 2022	114	0.00~3.95	114
Dec. 15, 2022	42	0.00~3.96	42
Dec. 30, 2022	114	0.00~4.00	114
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~4.02	22,084
Jan. 14, 2023	742	0.00~4.04	688
Mar. 7, 2023	58	0.00~4.18	58
Mar. 27, 2023	58	0.00~4.24	58
Mar. 31, 2023	97	0.00~4.25	97
May. 4, 2023	105	0.00~4.34	105
Jul. 3, 2023	63	0.00~4.50	63
Jul. 26, 2023	38	0.00~4.57	38
Jul. 31, 2023	220	0.00~4.58	220
Oct. 20, 2023	80	0.00~4.80	80
Nov. 1, 2023	78	0.00~4.84	78
Dec. 1, 2023	49	0.00~4.92	49
Dec. 13, 2023	115	0.00~4.95	115
Dec. 14, 2023	57	0.00~4.95	57
Dec. 27, 2023	19	0.00~4.99	19
Dec. 28, 2023	162	0.00~4.99	162
Dec. 29, 2023	95	0.00~4.99	95

	105,593		72,280

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2023. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,910 million and ~~W~~ 2,738 million as of December 31, 2023 and 2022, respectively. The compensation costs amounting to ~~W~~ 1,645 million and ~~W~~ 870 million were recognized as expenses for the years ended December 31, 2023 and 2022, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	6,957	50,112
Rental income	28,914	22,561
Others	28,597	24,396

	64,468	97,069

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	8,554	8,186
Donation	91,799	62,712
Restoration costs	3,144	2,336
Others	59,301	61,700

	162,798	134,934

Net other non-operating income (expenses)	(98,330)	(37,865)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Income tax payable
Current income tax expense	1,095,319	1,336,580
Adjustments of income tax of prior years recognized in current tax	(43,951)	(120,740)

	1,051,368	1,215,840

Changes in deferred income tax assets and liabilities	280,893	(579,105)
Income tax expense of overseas branches	54,735	33,244
Income tax recognized directly in equity:
Net gains or losses on equity instruments at fair value through other comprehensive income	1,314	466,078
Net gains or losses on debt instruments at fair value through other comprehensive income	(250,651)	164,231
Currency translation differences	4,218	(7,412)
Remeasurements of net defined benefit liabilities	17,634	(67,749)
Gains or losses on hedging instruments of net investments in foreign operations	6,038	22,863
Gains or losses on cash flow hedging instruments	4,691	(12,264)
Share of other comprehensive income or loss of associates	(410)	(15)

	(217,166)	565,732

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(9,499)	(92,181)
Consolidated tax return effect	(83,348)	(62,854)

Others	2,842	807

Income tax expense	1,079,825	1,081,483

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Profit before income tax expense	4,229,777	3,809,790
Income tax at the applicable tax rate *	1,106,299	1,037,330
Non-taxable income	(17,278)	(10,300)
Non-deductible expenses	10,866	10,040
Tax credit and tax exemption	—	(1,418)
Temporary difference for which no deferred tax is recognized	(46,172)	95,438
Changes in recognition and measurement of deferred tax	71,419	98,854
Income tax refund for tax of prior years	(48,825)	(135,121)
Income tax expense of overseas branches	54,735	33,244
Tax effect of investments in subsidiaries	(1,064)	9,961
Foreign subsidiary tax rate difference effect	16,383	28,206
Effect of tax rate change	(583)	(5,670)
Consolidated tax return effect	(83,349)	(62,854)
Others	17,394	(16,227)

Income tax expense	1,079,825	1,081,483

Income tax expense/Profit before income tax (%)	25.53	28.39

*

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2023. Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the year ended December 31, 2022.

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Tax payables after offsetting [1,2]	339,146	873,805
Adjustment on consolidated tax payable and others [3]	(83,348)	(62,854)
Consolidated tax return accounts payables [4]	(217,253)	(747,922)

Current tax payable	38,545	63,029

[1]

Current tax assets of ~~W~~ 218,000 million and ~~W~~ 172,757 million due to uncertain tax position and current tax assets of ~~W~~ 106,870 million and ~~W~~ 16,372 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2023 and 2022, respectively.

[2]

Includes income tax payable of ~~W~~ 38,545 million and ~~W~~ 63,029 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2023 and 2022, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2023, amounting to ~~W~~ 1,467,896 million (~~W~~ 3,630 per share) is to be proposed at the general shareholder’s meeting scheduled for March 21, 2024. The Group’s consolidated financial statements as of and for the year ended December 31, 2023, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(113,922)	(66,742)	—	17,634	—	(163,030)
Currency translation differences	201,288	3,733	(23,753)	4,218	—	185,486
Gains (losses) on debt securities measured at fair value through other comprehensive income	(652,186)	719,376	227,282	(250,651)	—	43,821
Gains (losses) on equity securities measured at fair value through other comprehensive income	641,536	34,310	—	1,314	(35,981)	641,179
Share of other comprehensive gain (loss) of associates	(2,590)	1,542	—	(410)	—	(1,458)
Gains (losses) on cash flow hedging instruments	33,921	(12,395)	(5,200)	4,691	—	21,017
Gains (losses) on hedging instruments of net investments in foreign operations	(95,296)	(23,362)	—	6,038	—	(112,620)

	12,751	656,462	198,329	(217,166)	(35,981)	614,395

	2022
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(292,232)	246,059	—	(67,749)	—	(113,922)
Currency translation differences	68,224	140,476	—	(7,412)	—	201,288
Gains on (losses) debt securities measured at fair value through other comprehensive income	(186,463)	(933,967)	304,013	164,231	—	(652,186)
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	(1,327,887)	—	466,078	(335,203)	641,536
Share of other comprehensive loss of associates	(2,526)	(49)	—	(15)	—	(2,590)
Losses on cash flow hedging instruments	(89)	43,886	2,388	(12,264)	—	33,921
Gains (losses) on hedging instruments of net investments in foreign operations	(30,306)	(87,853)	—	22,863	—	(95,296)

	1,395,156	(1,919,335)	306,401	565,732	(335,203)	12,751

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of and for the years ended December 31, 2023 and 2023, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2023	December 31, 2022	2023	2022
Consolidated	4,130,129	4,192,712	192,689	122,144
Unconsolidated (non-guaranteed)	98,607,952	76,695,803	3,825,217	1,996,658

	102,738,081	80,888,515	4,017,906	2,118,802

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023
Trust segment	Receivables
	Accrued trust fees	62,594
	Other accrued income	32,328

		94,922

	Payables
	Due to trust accounts	4,442,147
	Accrued interest on due to trust accounts	10,975
	Unearned fees on trust accounts	323
	Deposits	889,966
	Accrued interest on deposits	11,522

		5,354,933

Custody segment	Receivables
	Accrued trust fees	9,460
	Payables
	Due to trust accounts	3,699,955
	Accrued interest on due to trust accounts	9,144

		3,709,099

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022
Trust segment	Receivables
	Accrued trust fees	55,990
	Other accrued income	27,376

		83,366

	Payables
	Due to trust accounts	1,580,076
	Accrued interest on due to trust accounts	7,294
	Deposits	686,394
	Accrued interest on deposits	5,641

		2,279,405

Custody segment	Receivables
	Accrued trust fees	8,461
	Payables
	Due to trust accounts	4,228,370
	Accrued interest on due to trust accounts	10,820

		4,239,190

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023	2022
Trust segment	Revenues
	Fees and commissions from trust accounts	200,877	163,184
	Management fees and commissions from retirement pension	35,833	30,797
	Commissions from early termination in trust accounts	18	13

		236,728	193,994

	Expenses
	Interest expenses on due to trust accounts	85,148	31,355
	Interest expenses on deposits	62,917	19,655

		148,065	51,010

Custody segment	Revenues
	Fees and commissions from trust accounts	39,664	38,054
	Expenses
	Interest expenses on due to trust accounts	124,095	83,797

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Cash	2,112,424	2,437,356
Checks issued by other banks	142,437	123,163
Due from Bank of Korea	14,628,378	15,963,883
Due from other financial institutions	6,753,768	6,603,392

	23,637,007	25,127,794

Deduction:
Restricted due from financial institutions *	(987,067)	(1,461,327)
Due from financial institutions with original maturities over three months	(88,149)	(311,946)

	(1,075,216)	(1,773,273)

	22,561,791	23,354,521

*	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023	December 31, 2022
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,731,708	15,169,703
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	896,670	794,180
		Monetary Authority of Singapore and others	48,247	421,718

			14,676,625	16,385,601

36.2 Significant non-cash transactions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Write-offs of loans	763,143	846,312
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	696,007	(465,723)
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(357)	(1,197,012)
Changes in accumulated other comprehensive income from valuation of investments in associates	1,132	(64)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023	2022
Income tax paid	Operating	1,619,882	908,394
Interest received	Operating	21,995,428	15,033,525
Interest paid	Operating	10,823,532	4,986,483
Dividends received	Operating	193,554	256,335
Dividends paid	Financing	1,346,582	1,031,167
Interest (dividends) paid on hybrid securities	Financing	57,179	34,399

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	7,720	45,073,117	29,787,722	5,808,447	372,003	1,116,184	117,087	82,282,280
Cash flow	32,370	(10,475,975)	1,615,653	2,333,656	(132,984)	(577,040)	43,026	(7,161,294)
New lease and termination	—	—	—	—	112,967	—	—	112,967
Exchange differences	—	183,268	233,865	—	—	—	—	417,133
Changes in fair values	(14,648)	—	136,120	—	—	—	—	121,472
Changes from business combination	—	—	—	—	—	—	(80,210)	(80,210)
Other changes from non-cash transactions	(21,780)	209,665	38,047	—	14,127	28	331,444	571,531

Ending	3,662	34,990,075	31,811,407	8,142,103	366,113	539,172	411,347	76,263,879

	2022
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	(88,125)	32,523,161	29,718,734	7,033,849	375,472	387,082	108,115	70,058,288
Cash flow	33,402	11,575,186	(197,529)	(1,225,402)	(157,055)	712,257	184,647	10,925,506
New lease and termination	—	—	—	—	142,433	—	—	142,433
Exchange differences	—	981,112	450,741	—	—	—	—	1,431,853
Changes in fair values	97,791	—	(293,571)	—	—	—	—	(195,780)
Changes from business combination	—	—	—	—	—	—	(188,528)	(188,528)
Other changes from non-cash transactions	(35,348)	(6,342)	109,347	—	11,153	16,845	12,853	108,508

Ending	7,720	45,073,117	29,787,722	5,808,447	372,003	1,116,184	117,087	82,282,280

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	148,786	167,538
Performance bond	—	3,476
Refund guarantees	—	9,259
Others	945,027	905,934

	1,093,813	1,086,207

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	277,370	502,217
Letter of guarantees	47,665	78,414
Bid bond	12,549	19,998
Performance bond	1,111,589	976,008
Refund guarantees	3,561,227	1,705,796
Others	3,721,708	3,570,739

	8,732,108	6,853,172

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	—	5,040
Acceptances and guarantees for mortgage	94,027	94,861
Overseas debt guarantees	470,579	509,157
International financing guarantees in foreign currencies	616,554	181,241

	1,181,160	790,299

	11,007,081	8,729,678

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,785,483	3,042,911
Refund guarantees	1,301,377	1,528,359

	4,086,860	4,571,270

	15,093,941	13,300,948

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.2 Credit qualities of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	8,608,327	170,322	—	8,778,649
Grade 2	1,790,315	22,065	—	1,812,380
Grade 3	40,595	7,368	—	47,963
Grade 4	67,729	294,635	457	362,821
Grade 5	—	1,182	4,086	5,268

	10,506,966	495,572	4,543	11,007,081

Unconfirmed acceptances and guarantees *
Grade 1	3,071,076	—	—	3,071,076
Grade 2	734,886	19,210	—	754,096
Grade 3	8,600	10,692	—	19,292
Grade 4	1,828	237,200	—	239,028
Grade 5	—	—	3,368	3,368

	3,816,390	267,102	3,368	4,086,860

	14,323,356	762,674	7,911	15,093,941

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	6,023,922	1,140	—	6,025,062
Grade 2	1,882,080	10,474	—	1,892,554
Grade 3	494,924	18,649	—	513,573
Grade 4	63,689	215,382	442	279,513
Grade 5	—	4,130	14,846	18,976

	8,464,615	249,775	15,288	8,729,678

Unconfirmed acceptances and guarantees *
Grade 1	3,232,326	844	—	3,233,170
Grade 2	1,040,908	36,879	—	1,077,787
Grade 3	4,685	13,308	—	17,993
Grade 4	1,265	236,687	5	237,957
Grade 5	—	199	4,164	4,363

	4,279,184	287,917	4,169	4,571,270

	12,743,799	537,692	19,457	13,300,948

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	10,138,448	3,397,689	13,536,137	89.68
Small and medium-sized companies	736,810	454,574	1,191,384	7.89
Public sector and others	131,823	234,597	366,420	2.43

	11,007,081	4,086,860	15,093,941	100.00

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	7,615,442	3,810,564	11,426,006	85.90
Small and medium-sized companies	718,722	496,709	1,215,431	9.14
Public sector and others	395,514	263,997	659,511	4.96

	8,729,678	4,571,270	13,300,948	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,412,811	591	1,413,402	9.36
Manufacturing	5,527,285	3,109,101	8,636,386	57.22
Service	788,908	102,028	890,936	5.90
Wholesale and retail	2,297,162	614,053	2,911,215	19.29
Construction	363,517	116,950	480,467	3.18
Public sector	31,732	62,440	94,172	0.62
Others	585,666	81,697	667,363	4.43

	11,007,081	4,086,860	15,093,941	100.00

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	547,553	2,012	549,565	4.13
Manufacturing	3,851,832	3,589,948	7,441,780	55.95
Service	751,846	31,465	783,311	5.89
Wholesale and retail	2,181,469	658,875	2,840,344	21.35
Construction	420,937	47,465	468,402	3.52
Public sector	32,635	81,607	114,242	0.86
Others	943,406	159,898	1,103,304	8.30

	8,729,678	4,571,270	13,300,948	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.5 Details of commitments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Commitments
Corporate loan commitments	54,704,534	50,603,030
Retail loan commitments	56,129,471	51,216,282
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	4,890,475	4,880,222

	117,424,480	108,399,534

Financial guarantee contracts
Credit line	5,145,972	6,100,082
Purchase of securities	765,400	371,200

	5,911,372	6,471,282

	123,335,852	114,870,816

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.6 Other Matters (including litigation)

37.6.1 The Group has 37 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,049,598 million. Details of pending lawsuits in which the Group is a defendant as of December 31, 2023, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for a return of redemption amount	1	54,168

The Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited(the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries.

Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses. The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against The Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

				Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]
Expropriation of long-term leasehold rights	1	322,350	The Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States. The Plaintiff, who is the operator of the railway facility, filed this lawsuit against the stakeholders of the real estate in this case, including the Bank, to expropriate the real estate in this case and determine indemnity.	The Bank submitted the response letter and will proceed with the process in the future.
Return of unjust enrichment	1	140,860

As Russia’s OO Bank, which was trading with the bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, the bank froze the foreign currency account in the name of the OO Bank

Accordingly, Russia’s OO Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

				Responding to local court trial schedule

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

37.6.1 The Group has 37 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,049,598 million. Details of pending lawsuits in which the Group is a defendant as of December 31, 2023, are as follows: (cont’d)

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Claim for damages	1	90,435	PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch a mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company. As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.
				A legal representative has been appointed to handle the case, and the legal proceedings will proceed.
Others	135	304,230	Others (excluding simple lawsuits related to the collection or management of loans)

	139	912,043

37.6.2 On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

37.6.3 The Group is currently undergoing an inspection by the Financial Supervisory Service regarding equity-linked securities (ELS), and the requested actions based on the inspection results are currently unpredictable.

37.6.4 The Group is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2023, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC. [1]	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Bukopin Tbk	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	95.92	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	99.24	Indonesia	Installment financing
Kookmin Bank	Orient Kwang-yang Co., Ltd. [2]	36.16	Korea	Building of ships
Orient Kwang-yang Co., Ltd.	YoulChon Clean Energy Co., Ltd.	100.00	Korea	Other power generation
Kookmin Bank	Personal pension trust and 10 others [3]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 35 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and 1 others [2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.36	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8 (Bond) [2]	90.89	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative) [2]	99.68	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.1 Details of subsidiaries as of December 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)[2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.10 (FoFs) [2]	99.84	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52 (USD) [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3(EUR) [2]	99.14	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF(Bond-Derivative) [2]	99.13	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)[2]	99.52	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2 (USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 10Y Futures Inverse ETF [2]	76.27	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1 (Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Fund Investment Trust No.26-C (USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB KBSTAR Mar2025 Term Credit ETF [2]	60.98	Korea	Investment trust
Kookmin Bank	KB KBSTAR USD Korean Paper Active ETF [2]	96.15	Korea	Investment trust

[1]

PRASAC Microfinance Institution PLC. merged with Kookmin Bank Cambodia PLC. on September 1, 2023, and issued 20,272,269 shares in exchange for the merger; the official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.
[3]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

The Group holds more than half of the ownership interests of Koreit BN Private Equity Fund and ten other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			2023
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,754,281	3,224,225	530,056	200,572	30,328	30,328
KB Microfinance Myanmar Co., Ltd.	18,867	7,640	11,227	5,581	421	421
KB BANK MYANMAR LTD	269,898	13,330	256,568	7,391	3,450	3,450
KB PRASAC BANK PLC. [2]	7,367,854	6,009,050	1,358,804	1,551,144	115,652	115,652
Financial status of KB Bukopin-related subsidiaries
PT Bank KB Bukopin Tbk	6,526,747	5,913,206	613,541	545,593	(261,263)	(173,296)
IDMB UNITED PTE.LTD. [3]	215,055	251,861	(36,806)	12,686	(4,313)	(1,635)
SMMK PTE.LTD. [3]	124,685	210,827	(86,142)	2,533	(88,270)	(67,368)
Personal pension trust and 10 others	4,113,285	4,000,734	112,551	257,713	69,092	69,092

(In millions of Korean won)	December 31, 2022			2022
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,666,107	3,164,601	501,506	230,027	(869)	(869)
KB Microfinance Myanmar Co., Ltd.	20,111	9,475	10,636	5,379	(1,164)	(1,164)
KB BANK MYANMAR LTD	262,478	13,655	248,823	3,252	(1,333)	(1,333)
KB PRASAC BANK PLC. [2]	6,083,323	4,999,794	1,083,529	1,095,307	233,852	233,852
Kookmin Bank Cambodia PLC. [2]	677,093	536,616	140,477	40,295	13,581	13,581
Financial status of KB Bukopin-related subsidiaries
PT Bank KB Bukopin Tbk	6,533,161	6,661,179	(128,018)	410,422	(802,084)	(537,227)
IDMB UNITED PTE.LTD. [3]	214,483	246,032	(31,549)	6,201	(34,401)	(31,550)
Personal pension trust and 10 others	4,120,682	4,077,223	43,459	115,566	(76,182)	(76,182)

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

Kookmin Bank Cambodia PLC. was merged with KB PRASAC BANK PLC. on September 1, 2023. Kookmin Bank Cambodia PLC. had operating income of ~~W~~ 28,822 million and net profit and loss of ~~W~~ 2,001 million for the eight-month period ending August 31, 2023 before the merger.

[3]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Bukopin Tbk. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Bukopin Tbk, the gains and losses on the transfer and sale of loans between PT Bank KB Bukopin Tbk and SPC were removed from the consolidation process of KB Kookmin Bank.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2023
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52 (USD)	64,470	1,878
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	57,064	14,817
Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)	82,522	28,849
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	25,788	2,015
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	71,011	56,922
SHINHAN AIM Private Real Estate Fund Investment Trust No.26-C (USD)	83,811	54,725
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	32,836	2,172
Mirae Asset ESG Infra Private Investment Trust 1	20,000	19,999

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.3.2 The Bank has provided purchase commitments and credit lines to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2023
LOG the 3rd L.L.C.	24,300
KB D TOWER 1ST INC.	50,523
KBH 4TH INC.	6,200
GreatForest 1st L.L.C.	4,200
KBH 6TH INC.	50,119
BEOMEO LAND MARK 2ND INC.	30,600
K Plus 1st L.L.C.	200,309
KB Livv H 1st Co., Ltd.	30,244
Livv H 1st L.L.C.	50,174
KB Eagles 1st Co., Ltd.	30,258
KB Livv L 1st Co., Ltd.	50,211
KB Eagles 2nd Co., Ltd.	50,311
Ryan Mobility 1st L.L.C.	50,200
KB Chemical 1st Co., Ltd	50,585
KB Harim 1st L.L.C.	30,182
KB Eagles 3rd Co., Ltd.	50,190
KB Dong-in Central 1st L.L.C.	7,067
LEP 2nd Co., Ltd.	70,000
Liiv H 2nd Co., Ltd.	30,039
KB Sungnae 1st L.L.C.	62,600
JT Capital 7th Asset Securitization Specialty Company	6,700
KB Pride 1st LLC	850
KB Pride The 2nd Ltd.	16,759
KB One West 1st Co., Ltd.	89,027
KB Cloud L.L.C.	101,326
Liiv H 3rd Co., Ltd.	50,620
KB Star Glass B 1st LLC	72,800
KB Star Oppo 1st LLC	100,844
KB H housing 1st LLC	29,800
KB Liiv DS 1st L.L.C.	50,139
IDMB UNITED PTE.LTD.	264,327
SMMK PTE.LTD.	266,751

38.3.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

38.4 Changes in Subsidiaries

KB Star Glass B 1st LLC and 8 other subsidiaries were newly included in the scope of consolidation, and KBL Incheon 1st L.L.C and 21 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2023. The exclusion from the scope of consolidation does not include the merger of Kookmin Bank Cambodia PLC. and KB PRASAC BANK PLC.

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash inflows arising from acquisition of subsidiaries and net cash outflows arising from disposal of subsidiaries amount to ~~W~~ 16,124 million and ~~W~~ 40,161 million for the year ended December 31, 2023, respectively.

39. Unconsolidated Structured Entities

39.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	94,183,359	64,863,161	344,618,252	503,664,772

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	48,532	33,682	6,076,725	6,158,939
Loans measured at amortized cost	306,145	7,188,263	—	7,494,408
Financial investments	9,878,280	—	8,510	9,886,790
Investments in associates	—	—	396,106	396,106
Other assets	—	528	2	530

	10,232,957	7,222,473	6,481,343	23,936,773

Liabilities:
Deposits	359,418	2,202,888	64,478	2,626,784
Derivative financial liabilities	—	—	48,678	48,678
Other liabilities	1,650	3,482	7,261	12,393

	361,068	2,206,370	120,417	2,687,855

Maximum exposure
Assets held *	10,232,957	7,222,473	6,481,343	23,936,773
Purchase and investment commitments	440,000	—	4,275,238	4,715,238
Acceptances and guarantees and unused line of credit	4,906,963	1,726,555	—	6,633,518

	15,579,920	8,949,028	10,756,581	35,285,529

Methods of determining the maximum exposure	Providing lines of credit / Unproviding lines of credit / Purchase commitments/ Investment commitments	Acceptances and guarantees / Unproviding lines of credit	Purchase commitments /Investment commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2022, are as follows: (cont’d)

	December 31, 2022
(In millions of Korean won)	Asset-backed securitization	Structured Financing	Investment funds	Total
Total assets of unconsolidated structured entities	100,277,020	61,285,981	233,155,749	394,718,750

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	134,560	34,640	5,094,475	5,263,675
Loans measured at amortized cost	424,111	4,852,076	—	5,276,187
Financial investments	7,381,323	—	—	7,381,323
Investments in associates	—	—	329,626	329,626
Other assets	—	616	2	618

	7,939,994	4,887,332	5,424,103	18,251,429

Liabilities:
Deposits	219,641	1,596,011	78,705	1,894,357
Derivative financial liabilities	—	—	—	—
Other liabilities	2,302	1,561	97	3,960

	221,943	1,597,572	78,802	1,898,317

Maximum exposure
Assets held *	7,939,994	4,887,332	5,424,103	18,251,429
Purchase and investment commitments	371,200	—	4,355,121	4,726,321
Acceptances and guarantees and unused line of credit	6,097,582	1,640,709	—	7,738,291

	14,408,776	6,528,041	9,779,224	30,716,041

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees / Investment commitments	Acceptances and guarantees / Providing lines of credit	Purchase commitments /Investment commitments

*	Maximum exposure includes the asset amounts, after deducting losses (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

40. Leases

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to leases as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Right-of-use property and equipment: *
Real estate	349,485	371,926
Vehicles	11,137	10,507
Others	2,514	4,401

	363,136	386,834

Right-of-use intangible assets *	1,595	2,602

	364,731	389,436

Lease liabilities *	366,112	372,003

*	Included in property and equipment, intangible assets, and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to leases for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Depreciation and amortization of right-of-use assets:
Real estate	195,707	192,920
Vehicles	12,327	11,035
Others	2,089	5,291
Intangible asset	1,007	1,007

	211,130	210,253

Interest expenses on the lease liabilities	13,234	11,153
Expense relating to short-term lease	2,998	3,222
Expense relating to lease of low-value assets that are not short-term lease	4,156	3,486

Total lease cash outflows for the years ended December 31, 2023 and 2022, are ~~W~~ 126,300 million and ~~W~~ 163,763 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Up to 1 year	23,525	20,875
1-5 years	35,984	29,373
Over 5 years	—	—

	59,508	50,248

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023	2022
Parent
KB Financial Group Inc.	Fee and commission income	10,063	9,493
	Other operating income	95	—
	Other non-operating income	2,377	1,985
	Interest expense	11,985	6,345
	Other operating expenses	5	—
	General and administrative expenses	1,259	1,262
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	15,227	7,571
	Fee and commission income	33,658	26,105
	Gains on financial instruments at fair value through profit or loss	157,397	235,328
	Other non-operating income	5,491	4,613
	Interest expense	10,876	4,533
	Fee and commission expense	1,554	2,353
	Losses on financial instruments at fair value through profit or loss	228,537	168,852
	Provision for credit losses	339	106
	Other non-operating expenses	—	1
	General and administrative expenses	4,052	3,233

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Asset Management Co., Ltd.	Fee and commission income	2,034	2,053
	Gains on financial instruments at fair value through profit or loss	—	1,050
	Other non-operating income	3	—
	Interest expense	235	143
	Fee and commission expense	874	3,851
	Losses on financial instruments at fair value through profit or loss	—	9
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	292	315
	Other non-operating income	66	34
	Interest expense	205	258
	Fee and commission expense	6,382	1,641
KB Investment Co., Ltd.	Fee and commission income	78	109
	Other non-operating income	3	—
	Interest expense	2,674	1,647
KB Credit Information Co., Ltd. [2]	Fee and commission income	66	75
	Other non-operating income	407	165
	Interest expense	452	139
	Fee and commission expense	22,401	18,146
	Other operating expenses	—	16
KB Data System Co., Ltd.	Fee and commission income	3,083	788
	Other non-operating income	236	185
	Interest expense	349	183
	Other operating expenses	491	419
	General and administrative expenses	98,049	110,623
KB Kookmin Card Co., Ltd.	Interest income	19,696	9,925
	Fee and commission income	156,431	161,910
	Gains on financial instruments at fair value through profit or loss	—	2,087
	Reversal of credit losses	—	178
	Other non-operating income	2,393	1,473
	Interest expense	1,864	955
	Fee and commission expense	1,962	1,742
	Losses on financial instruments at fair value through profit or loss	3,019	1,399
	Provision for credit losses	1,929	—
	General and administrative expenses	19	1,469

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Savings Bank Co., Ltd.	Fee and commission income	796	455
	Other non-operating income	71	31
	Interest expense	18	10
	General and administrative expenses	4	3
KB Capital Co., Ltd.	Interest income	3,588	2,475
	Fee and commission income	4,184	3,759
	Gains on financial instruments at fair value through profit or loss	298	—
	Other non-operating income	629	171
	Interest expense	698	248
	Fee and commission expense	111	119
	Losses on financial instruments at fair value through profit or loss	29	—
	Provision for credit losses	138	28
	General and administrative expenses	87	—
KB Insurance Co., Ltd.	Interest income	6	569
	Fee and commission income	28,124	27,195
	Gains on financial instruments at fair value through profit or loss	69,434	137,527
	Reversal of credit losses	—	9
	Other non-operating income	2,498	2,036
	Interest expense	862	1,075
	Fee and commission expense	3,401	3,953
	Losses on financial instruments at fair value through profit or loss	60,534	33,916
	Other operating expenses	5	3
	Provision for credit losses	26	—
	General and administrative expenses	13,398	13,745

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Life Insurance Co., Ltd.	Interest income	1,508	149
	Fee and commission income	16,530	21,593
	Gains on financial instruments at fair value through profit or loss	8,209	47,343
	Reversal of credit losses	208	—
	Other non-operating income	591	145
	Interest expense	3,400	4,058
	Fee and commission expense	1,581	4,715
	Losses on financial instruments at fair value through profit or loss	1,594	2,698
	Other operating expenses	17	1
	Provision for credit losses	—	224
	General and administrative expenses	2,016	1,853
KB STAR REIT Co., Ltd.	Interest income	—	374
	Fee and commission income	137	33
	Gains on financial instruments at fair value through profit or loss	27,731	96
	Interest expense	1,117	9
	Losses on financial instruments at fair value through profit or loss	4,568	13,565
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	96	108
KB IDF Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	7	8
KB IDF Infra Private Special Asset Fund 13(FoFs)	Fee and commission income	9	5
	Gains on financial instruments at fair value through profit or loss	1,327	—
	Losses on financial instruments at fair value through profit or loss	1,041	—
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	10	11
KB Global Private Real Estate Debt Fund No.1	Fee and commission income	11	11
KB Global Private Real Estate Debt Fund No.11	Fee and commission income	5	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Global Private Real Estate Debt Fund No.15	Fee and commission income	15	10
	Gains on financial instruments at fair value through profit or loss	734	—
	Losses on financial instruments at fair value through profit or loss	340	—
KB Global Private Real Estate Debt Fund No.17	Fee and commission income	4	4
KB Global Private Real Estate Debt Fund No.22	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	293	—
	Losses on financial instruments at fair value through profit or loss	13	—
KB Global Private Real Estate Debt Fund No.27	Fee and commission income	11	—
	Gains on financial instruments at fair value through profit or loss	2,375	—
KB Global Private Real Estate Debt Fund No.29	Fee and commission income	4	—
KB Global Private Real Estate Debt Fund No.30	Losses on financial instruments at fair value through profit or loss	84	—
KB Star Office Private Real Estate Master Fund No.3	Other operating income	—	3,276
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	37
	Reversal of credit losses	1	—
	Interest expense	(2)	7
	Provision for credit losses	—	1
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	14	16
	Gains on financial instruments at fair value through profit or loss	—	459
	Losses on financial instruments at fair value through profit or loss	—	61

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	9
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	1,798	2,202
	Losses on financial instruments at fair value through profit or loss	591	51
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	11	10
	Gains on financial instruments at fair value through profit or loss	10,096	9,525
	Losses on financial instruments at fair value through profit or loss	5,802	2,259
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	Fee and commission income	6	5
KB Global Infrastructure Synergy Private Special Asset Fund	Fee and commission income	4	5
	Gains on financial instruments at fair value through profit or loss	917	76
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Fee and commission income	11	10
	Gains on financial instruments at fair value through profit or loss	3,037	2,515
	Losses on financial instruments at fair value through profit or loss	—	2,001
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	10	10
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	8	4
	Gains on financial instruments at fair value through profit or loss	1,622	—
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Fee and commission income	13	6
	Gains on financial instruments at fair value through profit or loss	5,862	—
	Losses on financial instruments at fair value through profit or loss	2,075	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	11	8
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	33	23
KB Multi Alpha Plus Private Fund No.1 [1]	Fee and commission income	7	8
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	62	23
KB New Deal Infra Private Special Asset Fund	Fee and commission income	9	2
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	16	16
KB Wise Star Private Real Estate No.19	Fee and commission income	4	6
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	3,001	514
	Losses on financial instruments at fair value through profit or loss	775	746
KB Logistics Blind Private Real Estate Fund No.1	Interest income	2,415	1,129
	Fee and commission income	88	48
	Provision for credit losses	4	2
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	12	13
	Gains on financial instruments at fair value through profit or loss	5,874	74
	Losses on financial instruments at fair value through profit or loss	37	1,761
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	24	15
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	3	2
KB GK Project Private Special Asset Fund No.3	Fee and commission income	43	44
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) [1]	Fee and commission income	1	11
	Gains on financial instruments at fair value through profit or loss	1,254	—
	Losses on financial instruments at fair value through profit or loss	—	2,891

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Korea Short Term Premium Private Securities No.26(USD) (Bond) [1]	Fee and commission income	1	7
	Gains on financial instruments at fair value through profit or loss	1,073	—
	Losses on financial instruments at fair value through profit or loss	—	1,839
KB Korea Short Term Premium Private Securities No.27(USD) (Bond) [1]	Fee and commission income	2	11
	Losses on financial instruments at fair value through profit or loss	451	3,502
KB Korea Short Term Premium Private Securities No.32(USD) (Bond) [1]	Fee and commission income	2	5
	Gains on financial instruments at fair value through profit or loss	—	5,377
	Losses on financial instruments at fair value through profit or loss	2,697	—
KB Korea Short Term Premium Private Securities No.33(USD) (Bond) [1]	Fee and commission income	7	—
	Gains on financial instruments at fair value through profit or loss	—	1,557
	Losses on financial instruments at fair value through profit or loss	3,152	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	Fee and commission income	9	—
	Gains on financial instruments at fair value through profit or loss	199	—
	Losses on financial instruments at fair value through profit or loss	2,396	—
KB Korea Short Term Premium Private Securities Fund No.35(USD)(Bond)	Fee and commission income	6	—
	Losses on financial instruments at fair value through profit or loss	2,386	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	746	—
KB IDF Infra Note Private SpecialAsset Fund 14	Fee and commission income	9	5
	Gains on financial instruments at fair value through profit or loss	1,184	—
	Losses on financial instruments at fair value through profit or loss	2,102	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	2	1
	Gains on financial instruments at fair value through profit or loss	325	48
	Losses on financial instruments at fair value through profit or loss	—	587
KB Duke Private Special Asset Fund	Fee and commission income	4	4
KB Core Blind Private Real Estate Fund No.2	Fee and commission income	3	—
KB Star Reits Private Real Estate Feeder Fund No.1	Fee and commission income	4	2
KB Star Reits Private Real Estate Feeder Fund No.2	Fee and commission income	7	4
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	2	1
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	3	1
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	244	—
	Losses on financial instruments at fair value through profit or loss	204	—
KB KBSTAR Money Market Active ETF(Bond)	Fee and commission income	21	—
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Fee and commission income	2	—
KB KStar Fixed Short-Term MSB ETF	Interest expense	(3)	—
KB Money Market Active ETF (Bond)	Fee and commission income	13	—
KB Renewable Private SpecialAsset Fund 3	Interest expense	1	—
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Gains on financial instruments at fair value through profit or loss	72	—
KB Star Institutional USD MMF1(USD)	Fee and commission income	4	—
KB Senior Loan Private Fund 5-1	Fee and commission income	1	—
KB Core Plus Blind Private RealEstate Fund 1	Fee and commission income	2	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Wise Star Private Real Estate 22	Interest income	344	—
	Fee and commission income	3,847	—
	Provision for credit losses	3	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	1	—
KB NA COMPASS Energy Private Special Asset Fund [1]	Fee and commission income	—	2
KB Korea Short Term Premium Private Securities No.21(USD) [1]	Fee and commission income	—	1
KB Korea Short Term Premium Private Securities No.22(USD) [1]	Fee and commission income	—	8
	Losses on financial instruments at fair value through profit or loss	—	510
KB Korea Short Term Premium Private Securities No.23(USD) [1]	Fee and commission income	—	12
	Losses on financial instruments at fair value through profit or loss	—	15,167
KB Korea Short Term Premium Private Securities No.28(USD)(Bond) [1]	Fee and commission income	—	10
	Losses on financial instruments at fair value through profit or loss	—	11,191
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	1	1
	Fee and commission expense	2,444	1,996
	Other operating expenses	15	15
Incheon Bridge Co., Ltd.	Interest income	10,420	7,516
	Fee and commission income	28	23
	Gains on financial instruments at fair value through profit or loss	334	—
	Reversal of credit losses	—	28
	Interest expense	979	517
	Fee and commission expense	7	6
	Losses on financial instruments at fair value through profit or loss	—	4,434
	Provision for credit losses	52	—
MJT&I Corp.	Other non-operating expenses	1	—
Kendae Co., Ltd.	Other non-operating expenses	—	3
Dongjo Co., Ltd.	Interest income	36	9
Skydigital Inc.	Fee and commission income	3	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	—	1
So-Myung Recycling Co., Ltd.	Other non-operating expenses	—	2
TMAPMOBILITY CO.,LTD.	Interest expense	1,460	226

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
TAEYEONG PRECISION IND. CO.,LTD	Interest income	2	—
KB High-Tech Company Investment Fund	Interest expense	39	3
Aju Good Technology Venture Fund	Interest expense	111	108
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	—	1
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	1	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	4	6
KB Global Platform Fund	Interest expense	149	114
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	49	9
KB Digital Platform Fund	Interest expense	71	116
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Interest expense	42	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,934	3,098
	Interest expense	104	60
	Provision for credit losses	4	1
KB Star Office Private Real Estate Investment Trust No.1 [1]	Interest expense	—	2
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [1]	Fee and commission income	2	4
Food Factory Co., Ltd.	Interest income	62	80
	Fee and commission income	—	1
	Reversal of credit losses	2	1
	Interest expense	1	6
BIKDIPEO CO.,LTD.	Interest expense	—	1
Banksalad Co., Ltd.	Fee and commission income	37	36
Spark Biopharma Inc.	Interest expense	468	272
UPRISE, Inc.	Interest expense	—	3
Channel Corporation	Interest expense	67	43
COSES GT Co., Ltd.	Interest income	21	23
	Reversal of credit losses	5	—
	Interest expense	—	1
	Provision for credit losses	—	3
Gomi corporation Inc.	Interest income	88	61
	Fee and commission income	1	1
	Interest expense	—	2
	Provision for credit losses	47	2
S&E bio Co., Ltd.	Interest expense	43	2
Contents First Inc.	Interest income	346	128
	Fee and commission income	1	1
	Interest expense	73	34
	Provision for credit losses	3	1

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
Mantisco Co., Ltd.	Interest expense	—	1
Pin Therapeutics Inc.	Interest expense	101	110
SuperNGine Co., Ltd.	Interest income	25	—
	Fee and commission income	1	—
	Provision for credit losses	6	—
Desilo Inc.	Interest income	13	9
	Provision for credit losses	3	—
Turing Co., Ltd.	Interest income	24	—
	Interest expense	7	1
	Provision for credit losses	14	—
IGGYMOB Co., Ltd.	Interest expense	—	1
Kukka Co., Ltd.	Interest expense	—	2
Zipdoc Inc.	Interest expense	—	1
Grinergy	Interest expense	1	—
KB No.21 Special Purpose Acquisition Company	Interest expense	68	30
TeamSparta Inc.	Interest expense	212	19
Chabot Mobility Co., Ltd.	Interest expense	—	1
Wemade Connect Co., Ltd.	Interest expense	316	81
KB No.22 Special Purpose Acquisition Company	Interest expense	2	1
KB No.23 Special Purpose Acquisition Company [1]	Interest expense	46	23
KB No.24 Special Purpose Acquisition Company [1]	Interest expense	7	1
KB No.25 Special Purpose Acquisition Company	Interest expense	39	—
KB No.26 Special Purpose Acquisition Company	Interest expense	38	—
KB No.27 Special Purpose Acquisition Company	Interest expense	65	—
Nextrade Co., Ltd.	Interest expense	2,911	263
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	—
3D Interactive Co., Ltd.	Fee and commission income	7	—
	Interest expense	10	—
Bigwave Robotics Crop.	Interest income	(1)	—
	Interest expense	1	—
KBFT Green Growth No.1 New Technology Business Investment Association	Interest expense	14	—
KB No.17 Special Purpose Acquisition Company [1]	Interest expense	—	1
KB No.18 Special Purpose Acquisition Company [1]	Interest expense	—	5
KB No.19 Special Purpose Acquisition Company [1]	Interest expense	—	5
KB No.20 Special Purpose Acquisition Company [1]	Interest expense	—	22

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
SwatchOn Inc. [1]	Fee and commission income	—	5
	Interest expense	—	5
GENINUS Inc. [1]	Interest expense	—	12
Others
Retirement pension	Fee and commission income	1,567	1,352
	Interest expense	27	39

[1]	Excluded from the Group’s related party as of December 31, 2023.
[2]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent
KB Financial Group Inc.	Other assets	45	97
	Deposits	114,336	231,056
	Other liabilities	309,665	828,908
Parent’s subsidiaries
KB Securities Co., Ltd.	Cash and due from financial institutions	6,843	8,116
	Derivative assets	66,731	134,303
	Loans measured at amortized cost (gross amount)	338,290	141,922
	Allowances for credit losses	516	358
	Other assets	7,762	6,186
	Derivative liabilities	53,280	33,258
	Deposits	381,909	863,614
	Provisions	216	36
	Other liabilities [2]	28,338	29,440
KB Asset Management Co., Ltd.	Other assets	441	413
	Deposits	11,709	25,950
	Other liabilities [3]	1,400	3,911
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	23,135	48,600
	Other liabilities [4]	2,273	2,276
KB Investment Co., Ltd.	Deposits	66,778	81,064
	Other liabilities	640	707
KB Credit Information Co., Ltd. [7]	Deposits	—	13,430
	Other liabilities	—	5,475
KB Data System Co., Ltd.	Other assets	453	317
	Deposits	18,257	20,924
	Other liabilities	7,461	7,381
KB Kookmin Card Co., Ltd.	Loans measured at amortized cost (gross amount)	212,001	197,647
	Allowances for credit losses	969	207
	Other assets	21,085	22,737
	Derivative liabilities	3,018	884
	Deposits	156,578	110,252
	Borrowings	—	3,694
	Provisions	1,589	423
	Other liabilities	69,531	55,132
KB Savings Bank Co., Ltd.	Other liabilities	689	606
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	41,622	45,192
	Allowances for credit losses	209	52
	Other assets	252	594
	Derivative liabilities	29	—
	Deposits	227,893	708,518
	Provisions	163	182
	Other liabilities	2,996	3,067

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Insurance Co., Ltd.	Derivative assets	95,728	137,320
	Loans measured at amortized cost (gross amount)	—	18,390
	Allowances for credit losses	—	5
	Other assets	14,537	12,599
	Derivative liabilities	28,401	29,632
	Deposits	142,229	65,231
	Borrowings	—	23,000
	Provisions	33	7
	Other liabilities [5]	54,892	18,631
KB Life Insurance Co., Ltd.	Derivative assets	9,714	14,355
	Loans measured at amortized cost (gross amount)	30,271	—
	Allowances for credit losses	19	—
	Other assets	5,848	5,382
	Derivative liabilities	1,228	2,702
	Deposits	13,134	8,567
	Debentures	20,000	30,000
	Provisions	2	224
	Other liabilities [6]	50,581	59,974
KB STAR REIT Co., Ltd.	Derivative assets	19,443	—
	Other assets	64	21
	Derivative liabilities	—	8,089
	Deposits	35,975	35,053
	Other liabilities	331	1
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	23	26
KB IDF Infra Private Special Asset Fund 1(FoFs)	Other assets	1	1
KB IDF Infra Private Special Asset Fund 13(FoFs)	Other assets	3	2
	Derivative liabilities	494	—
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Fund No.1 (FoFs)	Other assets	3	3
KB Global Private Real Estate Fund No.11 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.15	Derivative assets	59	—
	Other assets	3	2
	Derivative liabilities	1,712	—
KB Global Private Real Estate Fund No.17 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	272	—
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	1,982	—
	Other assets	1	—
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative assets	84	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	4
	Other assets	13	13
	Deposits	—	215
	Other liabilities	—	4
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	2	2
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Other assets	1	1
	Derivative liabilities	399	51
KB North America Private Real Estate Debt Fund No.3	Derivative assets	—	2,411
	Other assets	3	3
	Derivative liabilities	3,822	—
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Other assets	2	1
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Derivative assets	799	—
	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1	Other assets	3	3
	Derivative liabilities	—	2,001
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Other assets	3	3
	Derivative liabilities	1,846	—
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	3	2
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	9	7
KB Multi Alpha Plus Private Fund No.1 [1]	Other assets	—	2
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	16	6
KB New Deal Innovation Fund	Other assets	3	1
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	3
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	90	—
	Derivative liabilities	644	744
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	52,500	52,500
	Allowances for credit losses	6	2
	Other assets	366	374
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
	Derivative liabilities	—	5,096
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	3	1
KB GK Project Private Special Asset Fund No.3	Other assets	5	5
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) [1]	Other assets	—	5
	Derivative liabilities	—	2,891
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) [1]	Other assets	—	3
	Derivative liabilities	—	1,839

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) [1]	Other assets	—	5
	Derivative liabilities	—	3,502
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) [1]	Derivative Assets	—	5,377
	Other assets	—	5
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) [1]	Derivative Assets	—	1,557
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	Derivative Assets	199	—
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	Other assets	1	—
	Derivative liabilities	2,386	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Derivative Assets	746	—
	Other assets	1	—
KB IDF Infra Note Private SpecialAsset Fund 14	Other Assets	3	—
	Derivative liabilities	997	—
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	1	1
	Derivative liabilities	—	479
KB Duke Private Special Asset Fund	Other assets	1	1
KB Core Blind Private Real Estate Fund No.2	Other assets	1	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Other assets	2	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Other assets	3	4
KB PF Blind Private Real Estate Fund 2	Other assets	1	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	1
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	1
KB Europe Renewable Private Special Asset Fund No.3	Derivative Assets	99	—
	Other assets	1	—
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Other assets	2	—
KB Money Market Active ETF (Bond)	Other assets	3	—
KB Renewable Private SpecialAsset Fund 3	Other assets	1	—
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Derivative Assets	55	—
KB Star Institutional USD MMF1(USD)	Other assets	2	—
KB Senior Loan Private Fund 5-1	Other assets	1	—
KB Core Plus Blind Private RealEstate Fund 1	Other assets	2	—
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	38,000	—
	Allowances for credit losses	3	—
	Other assets	350	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Other assets	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	27,889
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	33,282	32,948
	Loans measured at amortized cost (gross amount)	80,500	95,200
	Allowances for credit losses	34	8
	Other assets	528	615
	Deposits	40,992	48,639
	Provisions	33	7
	Other liabilities	504	446
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	150	154
Iwon Alloy Co., Ltd.	Deposits	1	1
Computerlife Co., Ltd.	Deposits	—	3
Skydigital Inc.	Deposits	65	10
TMAPMOBILITY CO.,LTD.	Deposits	80,016	30,000
	Other liabilities	759	76
KB High-Tech Company Investment Fund	Deposits	2,935	688
	Other liabilities	18	—
Aju Good Technology Venture Fund	Deposits	1,202	7,222
	Other liabilities	1	73
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	674
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	—	1,526
	Other liabilities	—	1
KB Global Platform Fund	Deposits	5,774	19,655
	Other liabilities	4	12
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	103	221
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	1,400
	Other liabilities	10	9
KB Digital Platform Fund	Deposits	—	15,000
	Other liabilities	—	2
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits	3,790	—
	Other liabilities	42	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,590	149,294
	Allowances for credit losses	5	1
	Other assets	3,191	3,208

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [1]	Deposits	—	10
RAND Bio Science Co., Ltd.	Deposits	4	3
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	2,133	3,337
	Allowances for credit losses	2	4
	Other assets	5	4
	Deposits	629	664
	Other liabilities	1	1
Paycoms Co., Ltd.[1]	Deposits	—	1
Big Dipper Co., Ltd.	Deposits	40	19
Spark Biopharma Inc.	Deposits	11,419	17,534
	Other liabilities	90	91
Wyatt Corp.	Deposits	1	1
UPRISE, Inc.	Deposits	—	27
CellinCells Co., Ltd.	Deposits	37	37
Channel Corporation	Deposits	2,030	3,000
	Other liabilities	11	21
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	4
	Other assets	—	2
	Deposits	1	1,213
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,150	2,200
	Allowances for credit losses	61	15
	Other assets	5	5
	Deposits	78	915
	Other liabilities	1	1
S&E Bio Co., Ltd.	Deposits	2,342	6,419
	Other liabilities	13	1
4N Inc.	Deposits	49	5
Xenohelix Co., Ltd	Deposits	904	—
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,017
	Allowances for credit losses	4	1
	Other assets	4	2
	Deposits	1,072	5,010
	Other liabilities	6	21
December & Company Inc. [1]	Deposits	—	1
Mantisco Co., Ltd.	Deposits	46	623
Pin Therapeutics Inc.	Deposits	265	6,033
	Other liabilities	—	18
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	600	—
	Allowances for credit losses	6	—
	Other assets	1	—
	Deposits	69	17

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	5	2
	Deposits	3	1
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	1,901	—
	Allowances for credit losses	14	—
	Other assets	11	—
	Deposits	1,726	2,788
	Other liabilities	6	—
IGGYMOB Co., Ltd.	Deposits	—	254
ZIPDOC Inc.	Deposits	181	915
KB No.21 Special Purpose Acquisition Company	Deposits	2,261	2,263
	Other liabilities	38	29
TeamSparta Inc.	Deposits	7,672	12,502
	Other liabilities	62	6
Chabot Mobility Co., Ltd.	Deposits	164	86
Wemade Connect Co., Ltd.	Deposits	8,843	10,370
	Other liabilities	53	28
KB No.22 Special Purpose Acquisition Company	Deposits	1,848	1,948
KB No.23 Special Purpose Acquisition Company [1]	Deposits	—	2,205
	Other liabilities	—	22
KB No.24 Special Purpose Acquisition Company [1]	Deposits	—	9,983
	Other liabilities	—	1
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	—
	Other liabilities	39	—
KB No.26 Special Purpose Acquisition Company	Deposits	1,761	—
	Other liabilities	37	—
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	—
	Other liabilities	65	—
Nextrade Co., Ltd.	Deposits	56,203	56,202
	Other liabilities	3,174	263
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—
3D Interactive Co., Ltd.	Deposits	1,501	—
Bigwave Robotics Crop.	Deposits	4	—
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	72,742	—
	Allowances for credit losses	4	—
	Other assets	57	—
	Deposits	146,169	—
	Other liabilities	1,891	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
AIM FUTURE, Inc.	Loans measured at amortized cost (gross amount)	900	—
	Allowances for credit losses	2	—
	Other assets	1	—
	Deposits	3,393	—
	Other liabilities	48	—
Novorex Inc.	Deposits	7	—
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	700	—
	Other liabilities	14	—
Key management personnel	Loans measured at amortized cost (gross amount)	4,119	4,391
	Allowances for credit losses	3	2
	Other assets	6	6
	Deposits	10,308	11,974
	Provisions	2	1
	Other liabilities	289	284
Others
Retirement pension	Other assets	364	778
	Other liabilities	606	10,141

[1]	Excluded from the Group’s related parties as of December 31, 2023.
[2]	Non-controlling interests classified as liabilities include ~~W~~ 1,932 million and ~~W~~ 1,919 million as of December 31, 2023 and 2022, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 1,172 million and ~~W~~ 1,077 million as of December 31, 2023 and 2022, respectively.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 1,932 million and ~~W~~ 1,919 million as of December 31, 2023 and 2022, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 41,449 million and ~~W~~ 5,385 million as of December 31, 2023 and 2022, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 15,519 million and ~~W~~ 14,978 million as of December 31, 2023 and 2022, respectively.
[7]	KB Credit Information Co., Ltd. become the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	18,883	21,927
	Lease liabilities	22,873	26,825
KB Kookmin Card Co., Ltd.	Right-of-use assets	302	108
	Lease liabilities	28	29
KB Insurance Co., Ltd.	Right-of-use assets	21	—
	Lease liabilities	35	—
KB Life Insurance Co., Ltd.	Right-of-use assets	5,028	6,971
	Lease liabilities	5,190	7,021
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,319	3,563
	Lease liabilities	3,496	3,707

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,971,395	2,820,272
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	128,940	126,730
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	1,448	—
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,214,458	2,192,657
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	293,253	316,557
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	444,139	420,280
KB IDF Infra Private Special Asset Fund 13(FoFs)	Notional amount of derivative financial instruments	27,771	—
KB Global Private Real Estate Fund No.15	Notional amount of derivative financial instruments	57,537	—
KB Global Private Real Estate Fund No.22 (FoFs)	Notional amount of derivative financial instruments	8,772	—
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	39,851	—
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	3,491	—
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	32,235	31,683
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	106,376	104,552
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Notional amount of derivative financial instruments	44,004	—
KB BMO Senior Loan Private Special Asset Fund No.1	Notional amount of derivative financial instruments	—	38,112
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FOFs)	Notional amount of derivative financial instruments	96,806	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	41,669	35,081
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	—	123,949
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	Notional amount of derivative financial instruments	—	51,554
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	Notional amount of derivative financial instruments	—	38,653
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	Notional amount of derivative financial instruments	—	64,632
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	Notional amount of derivative financial instruments	—	103,538

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	Notional amount of derivative financial instruments	—	54,494
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	Notional amount of derivative financial instruments	39,842	—
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	Notional amount of derivative financial instruments	40,745	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Notional amount of derivative financial instruments	41,196	—
KB IDF Infra Note Private SpecialAsset Fund 14	Notional amount of derivative financial instruments	56,051	—
KB ASF Infra Private Special Asset Fund(FoFs)	Notional amount of derivative financial instruments	—	6,011
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	8,794	—
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Notional amount of derivative financial instruments	11,413	—

*	Excluded from the Group’s related parties as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	141,922	1,451,347	1,255,162	183	338,290
KB Insurance Co., Ltd.	18,390	13,862	984	(31,268)	—
KB Life Insurance Co., Ltd.	—	4	1,979	32,246	30,271
KB Kookmin Card Co., Ltd.	197,647	198,305	164,935	(19,016)	212,001
KB Capital Co., Ltd.	45,192	35,411	40,963	1,982	41,622
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	—	—	52,500
KB Wise Star Private Real Estate 22	—	—	—	38,000	38,000
Associates
Incheon Bridge Co., Ltd.	128,148	—	14,700	334	113,782
TAEYEONG PRECISION IND. CO.,LTD	—	—	46	46	—
Youngwon Corporation [3]	—	306	4,793	4,487	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,294	—	—	296	149,590
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,337	400	1,603	(1)	2,133
COSES GT Co., Ltd.	500	—	500	—	—
Gomi corporation Inc.	2,200	—	50	—	2,150
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,017	—	—	(17)	10,000
SuperNGine Co., Ltd.	—	600	—	—	600
Turing Co., Ltd.	—	1,900	—	1	1,901
New Daegu Busan Expressway Co., Ltd.	—	—	—	72,742	72,742
AIM FUTURE, Inc.	—	—	—	900	900
Key management personnel [2]	4,391	2,928	3,471	271	4,119

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	124,527	1,035,932	1,003,576	(14,961)	141,922
KB Insurance Co., Ltd.	17,958	475	3	(40)	18,390
KB Kookmin Card Co., Ltd.	71,130	270,676	147,431	3,272	197,647
KB Capital Co., Ltd.	71,130	9,708	41,709	6,063	45,192
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	—	52,500	—	—	52,500
Associates
Incheon Bridge Co., Ltd.	151,482	—	18,900	(4,434)	128,148
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	—	150,000	—	(706)	149,294
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,545	1,500	1,707	(1)	3,337
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	2,200	—	—	—	2,200
Desilo Inc.	301	—	—	(1)	300
Contents First Inc.	—	10,000	—	17	10,017
Key management personnel [2]	3,252	1,041	2,038	2,136	4,391

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes loan transactions that occurred before they became related parties.
[3]	Excluded from the Group’s related parties as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	231,056	800,000	800,000	(116,720)	114,336
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	863,614	235,095	222,389	(494,411)	381,909
KB Asset Management Co., Ltd.	Deposits	25,950	—	—	(14,241)	11,709
KB Real Estate Trust Co., Ltd.	Deposits	48,600	—	—	(25,465)	23,135
KB Investment Co., Ltd.	Deposits	81,064	181,800	187,800	(8,286)	66,778
KB Credit Information Co., Ltd. [4]	Deposits	13,430	14,233	14,040	(13,623)	—
KB Data System Co., Ltd.	Deposits	20,924	11,336	12,714	(1,289)	18,257
KB Kookmin Card Co., Ltd.	Deposits	110,252	22,836	22,809	46,299	156,578
	Borrowing	3,694	22,000	22,000	(3,694)	—
KB Capital Co., Ltd.	Deposits	708,518	2,600	—	(483,225)	227,893
KB Insurance Co., Ltd.	Deposits	65,231	401	2,937	79,534	142,229
	Borrowing	23,000	150	—	(23,150)	—
KB Life Insurance Co., Ltd.	Deposits	8,567	—	—	4,567	13,134
	Debenture	30,000	—	—	(10,000)	20,000
KB Star Office Private Real Estate Master Fund No.4	Deposits	215	—	215	—	—
KB STAR REIT Co., Ltd.	Deposits	35,053	95,000	76,500	(17,578)	35,975
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	—	—	(10,886)	17,003
Incheon Bridge Co., Ltd.	Deposits	48,639	67,100	76,017	1,270	40,992
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	154	—	—	(4)	150
Iwon Alloy Co., Ltd.	Deposits	1	—	—	—	1
Computerlife Co., Ltd.	Deposits	3	—	—	(3)	—
Skydigital Inc.	Deposits	10	—	—	55	65
KB High-Tech Company Investment Fund	Deposits	688	2,818	—	(571)	2,935
Aju Good Technology Venture Fund	Deposits	7,222	1,323	7,900	557	1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	—	—	(271)	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	—	—	(102)	572
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,526	—	—	(1,526)	—
KB Global Platform Fund	Deposits	19,655	—	—	(13,881)	5,774
WJ Private Equity Fund No.1	Deposits	221	—	—	(118)	103
TMAPMOBILITY CO.,LTD.	Deposits	30,000	170,000	120,000	16	80,016

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	5,600	5,600	—	1,400
KB Digital Platform Fund	Deposits	15,000	14,000	29,000	—	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits	—	3,983	—	(193)	3,790
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	3	—	—	1	4
Food Factory Co., Ltd.	Deposits	664	—	—	(35)	629
Paycoms Co., Ltd. [2]	Deposits	1	—	—	(1)	—
Big Dipper Co., Ltd.	Deposits	19	—	—	21	40
Spark Biopharma Inc.	Deposits	17,534	26,369	30,779	(1,705)	11,419
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	27	—	—	(27)	—
CellinCells Co., Ltd.	Deposits	37	—	—	—	37
COSES GT Co., Ltd.	Deposits	1,213	—	—	(1,212)	1
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	2,050	2,000	(52)	2,261
KB No.22 Special Purpose Acquisition Company	Deposits	1,948	—	—	(100)	1,848
KB No.23 Special Purpose Acquisition Company [2]	Deposits	2,205	2,089	4,223	(71)	—
KB No.24 Special Purpose Acquisition Company [2]	Deposits	9,983	—	—	(9,983)	—
KB No.25 Special Purpose Acquisition Company	Deposits	—	1,500	—	86	1,586
KB No.26 Special Purpose Acquisition Company	Deposits	—	1,670	—	91	1,761
KB No.27 Special Purpose Acquisition Company	Deposits	—	4,390	—	107	4,497
Gomi corporation Inc.	Deposits	915	—	—	(837)	78
S&E Bio Co., Ltd.	Deposits	6,419	2,500	2,000	(4,577)	2,342
4N Inc.	Deposits	5	—	—	44	49
Contents First Inc.	Deposits	5,010	6,000	10,000	62	1,072
December & Company Inc. [2]	Deposits	1	—	—	(1)	—
Mantisco Co., Ltd.	Deposits	623	—	—	(577)	46
Pin Therapeutics Inc.	Deposits	6,033	7,217	12,017	(968)	265
SuperNGine Co., Ltd.	Deposits	17	—	—	52	69
Desilo Inc.	Deposits	1	1	—	1	3
Turing Co., Ltd.	Deposits	2,788	700	—	(1,762)	1,726
IGGYMOB Co., Ltd.	Deposits	254	—	—	(254)	—
ZIPDOC Inc.	Deposits	915	—	—	(734)	181
TeamSparta Inc.	Deposits	12,502	7,000	8,000	(3,830)	7,672
Chabot Mobility Co., Ltd.	Deposits	86	—	—	78	164
Wemade Connect Co., Ltd.	Deposits	10,370	31,000	30,217	(2,310)	8,843
Channel Corporation	Deposits	3,000	7,000	8,000	30	2,030
Nextrade Co., Ltd.	Deposits	56,202	—	—	1	56,203
KG Capital Co., Ltd [2]	Deposits	10	—	—	(10)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	—	—	—	833	833
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	—	700	—	—	700
Bigwave Robotics Crop.	Deposits	—	—	—	4	4
3D Interactive Co., Ltd.	Deposits	—	2,000	2,000	1,501	1,501
AIM FUTURE, Inc.	Deposits	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	Deposits	—	—	—	146,169	146,169
Novorex Inc.	Deposits	—	—	—	7	7
Xenohelix Co., Ltd	Deposits	—	—	—	904	904
Key management personnel [3]	Deposits	11,974	16,979	14,879	(3,766)	10,308

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	518,076	950,000	950,000	(287,020)	231,056
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	535,130	109,580	75,000	293,904	863,614
KB Asset Management Co., Ltd.	Deposits	13,206	—	—	12,744	25,950
KB Real Estate Trust Co., Ltd.	Deposits	103,329	—	—	(54,729)	48,600
KB Investment Co., Ltd.	Deposits	100,338	195,000	203,000	(11,274)	81,064
KB Credit Information Co., Ltd. [4]	Deposits	4,536	5,599	1,425	4,720	13,430
KB Data System Co., Ltd.	Deposits	17,999	10,714	12,744	4,955	20,924
KB Life Insurance Co., Ltd. [5]	Deposits	2,608	—	—	(1,820)	788
KB Kookmin Card Co., Ltd.	Deposits	81,641	22,000	26,742	33,353	110,252
	Borrowings	3,492	22,000	22,000	202	3,694
KB Capital Co., Ltd.	Deposits	219,312	—	—	489,206	708,518
KB Insurance Co., Ltd.	Deposits	7,854	1,537	1,828	57,668	65,231
	Borrowings	23,000	—	—	—	23,000
	Debentures	29,998	—	30,000	2	—
Prudential Life Insurance Company of Korea Ltd., [6]	Deposits	7,634	—	—	145	7,779
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	171	—	—
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	318	1	215
KB STAR REIT Co., Ltd.	Deposits	—	—	—	35,053	35,053
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	—	—	17,689	27,889
Incheon Bridge Co., Ltd.	Deposits	35,487	29,217	15,000	(1,065)	48,639
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	17	—	—	137	154
Iwon Alloy Co., Ltd.	Deposits	—	—	—	1	1
Computerlife Co., Ltd.	Deposits	—	—	—	3	3
Skydigital Inc.	Deposits	85	—	—	(75)	10
Jo Yang Industrial Co., Ltd.	Deposits	1	—	—	(1)	—
KB High-Tech Company Investment Fund	Deposits	1,504	—	—	(816)	688
Aju Good Technology Venture Fund	Deposits	6,286	6,577	3,840	(1,801)	7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	—	—	(587)	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	—	—	(1,414)	674

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	—	—	2	1,526
KB Global Platform Fund	Deposits	26,823	—	—	(7,168)	19,655
WJ Private Equity Fund No.1	Deposits	260	—	—	(39)	221
TMAPMOBILITY CO.,LTD.	Deposits	—	80,000	50,000	—	30,000
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400	—	—	1,400
KB Global Platform Fund	Deposits	—	59,000	44,000	—	15,000
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	2,578	—	2,578	—	—
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [2]	Deposits	17	—	—	(7)	10
RAND Bio Science Co., Ltd.	Deposits	443	—	—	(440)	3
Food Factory Co., Ltd.	Deposits	839	511	1,018	332	664
Acts Co., Ltd. [2]	Deposits	154	—	—	(154)	—
Paycoms Co., Ltd. [2]	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	—	300	300	19	19
Spark Biopharma Inc.	Deposits	6,015	41,165	27,539	(2,107)	17,534
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	4,001	—	—	(3,974)	27
CellinCells Co., Ltd.	Deposits	38	—	—	(1)	37
COSES GT Co., Ltd.	Deposits	1,939	—	—	(726)	1,213
KB No.17 Special Purpose Acquisition Company [2]	Deposits	1,687	—	1,546	(141)	—
KB No.18 Special Purpose Acquisition Company [2]	Deposits	2,077	—	2,016	(61)	—
KB No.19 Special Purpose Acquisition Company [2]	Deposits	1,013	—	1,000	(13)	—
KB No.20 Special Purpose Acquisition Company [2]	Deposits	1,681	—	1,534	(147)	—
KB No.21 Special Purpose Acquisition Company	Deposits	—	2,000	—	263	2,263
KB No.22 Special Purpose Acquisition Company	Deposits	—	—	—	1,948	1,948
KB No.23 Special Purpose Acquisition Company [2]	Deposits	—	2,133	—	72	2,205
SwatchOn Inc. [2]	Deposits	686	—	—	(686)	—
Gomi corporation Inc.	Deposits	3,188	—	—	(2,273)	915
S&E bio Co., Ltd.	Deposits	263	50	—	6,106	6,419
4N Inc.	Deposits	39	—	—	(34)	5

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Contents First Inc.	Deposits	12,650	10,000	16,000	(1,640)	5,010
December & Company Inc. [2]	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	34,415	—	—	(34,415)	—
Mantisco Co., Ltd.	Deposits	386	—	—	237	623
Pin Therapeutics Inc.	Deposits	—	21,000	16,200	1,233	6,033
G1 Playground Co., Ltd.	Deposits	354	—	—	(354)	—
SuperNGine Co., Ltd.	Deposits	944	—	—	(927)	17
Desilo Inc.	Deposits	168	—	—	(167)	1
Turing Co., Ltd.	Deposits	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	Deposits	2,938	—	—	(2,684)	254
KB Pre IPO Secondary Venture Fund No.1 [2]	Deposits	103	—	—	(103)	—
ZIPDOC Inc.	Deposits	—	—	—	915	915
TeamSparta Inc.	Deposits	—	9,000	4,000	7,502	12,502
Chabot Mobility Co., Ltd.	Deposits	—	—	—	86	86
Wemade Connect Co., Ltd.	Deposits	—	11,010	3,267	2,627	10,370
Wise Asset Management Co., Ltd [2]	Deposits	—	6	6	—	—
Channel Corporation	Deposits	—	6,000	3,000	—	3,000
KB No.24 Special Purpose Acquisition Company Co., Ltd. [2]	Deposits	—	—	—	9,983	9,983
Nextrade Co., Ltd.	Deposits	—	56,200	—	2	56,202
Key management personnel [3]	Deposits	11,757	14,214	12,345	(1,652)	11,974

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related parties as of December 31, 2023.
[3]	Includes borrowing transactions that occurred before they became related parties.
[4]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.
[5]	KB Life Insurance Co., Ltd. merged with KB Life Insurance Co., Ltd. and extinguished on January, 2023.
[6]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Investment Co., Ltd.	—	66
KB Hanbando BTL Private Special Asset Fund No.1	—	19,584
KB Hope Sharing BTL Private Special Asset Fund	—	1,297
KB Star Office Private Real Estate Master Fund No.3	—	3,414
KB Star Office Private Real Estate Feeder Fund No.4	—	2,690
KB New Renewable Energy Private Special Asset Fund No.1	—	1,787
KB Mezzanine Private Securities Fund No.3	—	1,200
Koreit BN Private Equity Fund	—	3,308
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	92	2,428
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	5,573
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	—	50,275
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	—	37,620
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	—	65,082
KB Sinansan Line Private Special Asset Fund(SOC)	29,294	5,082
KB New Renewable Green New Deal Private Special Asset No.2	1,932	2,109
KB Multi Alpha Plus Private Fund No.1 *	—	9,661
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	917	5,660
KB New Deal Infra Private Special Asset Fund	3,811	568
KB Logistics Blind Private Real Estate Fund No.1	—	1,412
KB GK Project Private Special Asset Fund No.3	—	22,217
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	3,363
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,644
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	—	106,271
KBSTAR Nov2023 Term Credit ETF *	9,695	200,152
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	—	56,889
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	—	30,148
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	36,942	—
KB KBSTAR FKTB 10Y Futures ETF *	5,030	28,081
KBSTAR Nov2025 Term Credit ETF	—	1,705
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) *	7,002	70,130
KB Money Market Active ETF (Bond)	599,679	301,032
KB NA Jefferies Private SpecialAsset Fund 1	26,579	537
KB Scale Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	12,132	24
KB Star Institutional USD MMF1(USD)	39,765	—
KB Senior Loan Private Fund 5-1	42,509	59
KB Mezzanine Capital 4th Private Equity Fund	29,176	11,350
KB Core Plus Blind Private RealEstate Fund 1	58,068	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	40,296	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	119,660	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	3,600
KB High-tech Company Investment Fund	—	2,900
Aju Good Technology Venture Fund	—	11,377
KB-TS Technology Venture Private Equity Fund	—	360
KB Digital Innovation Investment Fund Limited Partnership	—	2,345
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,600
KB SPROTT Renewable Private Equity Fund No.1	—	476
KB-UTC Inno-Tech Venture Fund	—	1,500
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	300
KB Smart Scale Up Fund	7,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	23,800	—
KB-SOLIDUS Healthcare Investment Fund	7,700	—
KB New Deal Innovation Fund	6,400	—
KB Prime Digital Platform Fund	4,550	—
KB Global Platform Fund No.2	12,000	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	27,034	—
Associate of Parent
Balhae Infrastructure Company	—	10,661
Hahn & Company No. 4-3 Private Equity Fund *	4,489	20
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	4,206
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	600	970
KB Co-Investment Private Equity Fund No.1	1,920	—
KB-NP Green ESG New Technology Venture Capital Fund	3,330	—
KB-Badgers Future Mobility ESG Fund No.1	2,462	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	19,510
KB Hope Sharing BTL Private Special Asset Fund	—	1,416
KB Intellectual Property Fund	—	180
KB Star Office Private Real Estate Master Fund No.3	—	3,276
KB Star Office Private Real Estate Feeder Fund No.4	—	2,412
KB Global Core Bond Securities Feeder Fund(Bond)	—	42,737
KB New Renewable Energy Private Special Asset Fund No.1	3,492	1,794
KB Mezzanine Private Securities Fund No.3	—	16,240
KB Wise Star Jongno Tower Real Estate Master Fund *	—	112,639
Koreit BN Private Equity Fund	—	2,440
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	2,452	2,746
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	2,092
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	—	23,985
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	—	36,102
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	—	24,433
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	—	85,433
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond) *	47,672	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond) *	35,910	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond) *	59,980	—
KB Korea Short Term Premium Private Securities Fund No.28(USD)(Bond) *	95,368	108,180
KB Sinansan Line Private Special Asset Fund(SOC)	31,808	2,490
KB New Renewable Green New Deal Private Special Asset No.2	22,350	1,447
KB Multi Alpha Plus Private Fund No.1 *	—	400
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	20,703	1,959
KB New Deal Infra Private Special Asset Fund	10,199	77
KB Logistics Blind Private Real Estate Fund No.1	25,812	1,463
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	50,000	48,800
KB GK Project Private Special Asset Fund No.3	—	89,410
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	38,828	404
KB Core Blind Private Real Estate Fund No.2	5,107	—
KB Star Reits Private Real Estate Feeder Fund No.2	65,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	20,000	—
KB Korea Short Term Premium Private Securities Fund No.32 *	107,312	—
KB KBSTAR Nov 2023 Term Credit ETF *	180,581	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond) *	52,816	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	63,420	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
((In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Future Planning KB Start-up Creation Fund	—	1,700
KB High-Tech Company Investment Fund	—	1,300
Aju Good Technology Venture Fund	—	5,400
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,600
KB-TS Technology Venture Private Equity Fund	—	2,430
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,400
KB SPROTT Renewable Private Equity Fund No.1	9,748	—
KB Global Platform Fund	8,000	6,150
KB Smart Scale Up Fund	12,000	—
KB-KTB Technology Venture Fund	6,000	—
KB Digital Platform Fund	14,000	—
KB-SOLIDUS Healthcare Investment Fund	6,000	—
KB New Deal Innovation Fund	9,600	—
TMAPMOBILITY CO.,LTD.	200,000	—
KB Prime Digital Platform Fund	2,600	—
KB Scale Up Fund II	4,500	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 *	—	42,118
Balhae Infrastructure Company	—	21,177
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	2,497	2,409
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	440	2,044
KB Co-Investment Private Equity Fund No.1	6,320	—
KB-NP Green ESG New Technology Venture Capital Fund	2,805	—

*	Excluded from the Group’s related parties as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
	Other commitments in foreign currency	16,726	—
KB Investment Co., Ltd.	Purchase of securities	21,000	—
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	105,777	44,515
KB Capital Co., Ltd.	Loan commitments in foreign currency	11,605	—
	Other commitments in foreign currency	27,056	40,381
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,528
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	100,000
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	—	3,010
KB Mezzanine Private Securities Fund No.3	Purchase of securities	—	8,006
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,985	1,968
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	—	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	10,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	15	29
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	3,369	5,301
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	171,695	200,988
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	4,438	3,554
KB New Deal Infra Private Special Asset Fund	Purchase of securities	3,681	7,492
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	25,607	94,893
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	42,046	—
KB Smart Scale Up Fund No.2	Purchase of securities	—	25,500
KB NA Jefferies Private Special Asset Fund 1	Purchase of securities	22,373	—
KB Senior Loan Private Fund 5-1	Purchase of securities	37,491	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	40	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	—	5,140
All Together Korea Fund No.2 (Stock-FoFs)	Purchase of securities	990,000	990,000
KB Smart Scale Up Fund	Purchase of securities	—	7,000
KB-KTB Technology Venture Fund	Purchase of securities	3,000	6,000
KB Digital Platform Fund	Purchase of securities	89,600	113,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	15,700	23,400
KB New Deal Innovation Fund	Purchase of securities	—	6,400
KB Prime Digital Platform Fund	Purchase of securities	5,850	10,400
KB Global Platform Fund No.2	Purchase of securities	38,000	—
Associate of Parent
Balhae Infrastructure Company	Purchase of securities	6,154	6,154
Hahn & Company No. 4-3 Private Equity Fund *	Purchase of securities	45,511	—
Associates of Parent’s subsidiaries
TeamSparta Inc.	Loan commitments in Korean won	1,000	—
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	691	691
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	4,496	5,096
KB Co-Investment Private Equity Fund No.1	Purchase of securities	11,760	13,680
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	16,588	19,050
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	8,865	12,195
Key management personnel	Loan commitments in Korean won	1,442	833

*	Excluded from the Group’s related parties as of December 31, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,219	7,008
KB Real Estate Trust Co., Ltd.	Purchase of securities	—	19
KB Securities Co., Ltd.	Purchase of securities	—	19
KB Life Insurance Co., Ltd.	Purchase of securities	—	95
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	71,708	82,354

41.10 Details of compensation to key management personnel for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,908	70	1,702	3,680
Registered directors (non-executive)	416	—	—	416
Non-registered directors	11,319	444	9,115	20,878

	13,643	514	10,817	24,974

	2022
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,963	44	1,034	3,041
Registered directors (non-executive)	420	—	—	420
Non-registered directors	9,801	344	7,563	17,708

	12,184	388	8,597	21,169

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittances, providing credit lines through the acceptance of letters of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.12 Details of collateral provided to related parties as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		December 31, 2022
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	77,073	77,000	62,209	62,000
KB Life Insurance Co., Ltd.	Securities	25,431	25,000	25,425	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	47,745	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

41.13 Details of collateral provided by related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits /Beneficiary right certificate	167,000	167,000
	Securities	71,244	129,196
	Real estate	150,600	—
KB Life Insurance Co., Ltd.	Securities	29,629	138,159
	Real estate	40,638	—
KB Kookmin Card Co., Ltd.	Time deposits	24,421	22,000
KB Insurance Co., Ltd.	Securities	165,000	250,000
	Real estate	—	24,570
KB Credit Information Co., Ltd. [2]	Time deposits and others	—	2,228
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	63,000	63,000
Key management personnel	Time deposits and others	638	457
	Real estate	4,892	5,165

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

As of December 31, 2023, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

41.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 8,337,915 million and ~~W~~ 7,341,904 million for the years ended December 31, 2023 and 2022, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 6,000,690 million and ~~W~~ 3,791,778 million for the years ended December 31, 2023 and 2022, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 100,000 million and ~~W~~ 50,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2023 and 2022, respectively.

41.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 49,629 million won for the years ended December 31, 2023.

41.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 16,918 million and ~~W~~ 42,947 million for the years ended December 31, 2023 and 2022, respectively.

41.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

42. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2023, was approved by the Board of Directors on February 6, 2024.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2023 and 2022

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

Opinion

We have audited the accompanying separate financial statements of Kookmin Bank(collectively referred to as the “Company”), which comprise the separate statement of financial position as at December 31, 2023, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Kookmin Bank as at December 31, 2023, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

The separate financial statements of the Company for the year ended December 31, 2022, were audited by KPMG Samjong who expressed an unqualified opinion on those statements on March 7, 2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

1

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2024

This report is effective as of March 6, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2023 and 2022

(In millions of Korean won)	Notes	December 31, 2023		December 31, 2022
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	21,648,290	~~W~~	22,296,244
Financial assets at fair value through profit or loss	4,6,8,12		16,609,611		18,154,550
Derivative financial assets	4,6,9		5,055,495		7,747,794
Loans measured at amortized cost	4,6,8,10,11		373,623,010		363,839,085
Financial investments	4,6,8,12		76,764,526		74,026,021
Investments in associates and subsidiaries	13,38		3,276,848		2,747,295
Property and equipment	14		3,451,699		3,529,134
Investment property	14		123,228		119,323
Intangible assets	15		455,262		493,279
Net defined benefit assets	23		228,565		307,749
Current income tax assets	32		225,022		187,017
Assets held for sale	17		32,407		30,971
Other assets	4,6,18		10,878,878		6,865,013

Total assets		~~W~~	512,372,841	~~W~~	500,343,475

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	93,438	~~W~~	108,862
Derivative financial liabilities	4,6,9		4,594,266		7,294,787
Deposits	4,6,19		380,266,822		368,100,984
Borrowings	4,6,20		33,023,146		43,664,670
Debentures	4,6,21		30,058,233		27,999,416
Provisions	22		891,191		494,238
Net defined benefit liabilities	23		435		451
Current income tax liabilities	32		10,358		5,671
Deferred income tax liabilities	16,32		410,411		105,436
Other liabilities	4,6,24,30		26,809,305		19,015,179

Total liabilities			476,157,605		466,789,694

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,282,935		873,850
Capital surplus	25		5,220,031		5,220,031
Accumulated other comprehensive income	25,34		542,107		(86,385)
Retained earnings	25,33,34		27,148,267		25,524,389
(Provision of regulatory reserve for credit losses
December 31, 2023 : ~~W~~ 2,785,965 million
December 31, 2022 : ~~W~~ 2,715,060 million)
(Amounts estimated to be appropriated (reversed)
December 31, 2023 : ~~W~~ (384,274) million
December 31, 2022 : ~~W~~ 70,905 million)

Total equity			36,215,236		33,553,781

Total liabilities and equity		~~W~~	512,372,841	~~W~~	500,343,475

The above separate statements of financial position should be read in conjunction with the accompanying notes.

3

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2023 and 2022

(In millions of Korean won)	Notes	2023		2022
Interest income		~~W~~	20,874,693	~~W~~	13,962,022
Interest income from financial instruments at fair value through other comprehensive income and amortized			20,541,566		13,764,254
Interest income from financial instruments at fair value through profit or loss			333,127		197,768
Interest expense			(11,566,388)		(5,402,820)

Net interest income	26		9,308,305		8,559,202

Fee and commission income			1,590,354		1,512,230
Fee and commission expense			(408,956)		(411,404)

Net fee and commission income	27		1,181,398		1,100,826

Net gains on financial instruments at fair value through profit or loss	28		657,496		354,180

Net other operating expenses	29		(1,399,538)		(929,600)

General and administrative expenses	14,15,23,30,39		(4,155,848)		(4,294,337)

Operating income before provision for credit losses			5,591,813		4,790,271

Provision for credit losses	7,11,12,18,22		(1,163,327)		(461,350)

Net operating income			4,428,486		4,328,921
Net non-operating income (expenses)	31		(380,077)		(372,517)

Profit before income tax expense			4,048,409		3,956,404
Income tax expense	32		(1,047,252)		(1,048,184)

Profit for the period			3,001,157		2,908,220

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2023 : ~~W~~ 3,385,431 million
December 31, 2022 : ~~W~~ 2,837,315 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(50,481)		177,890
Gains (losses) on equity securities at fair value through other comprehensive income			26,125		(953,990)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			(2,877)		(2,022)
Losses on debt securities at fair value through other comprehensive income			695,111		(461,689)
Gains (losses) on cash flow hedging instruments	9		(12,904)		34,010

Other comprehensive income (loss) for the period, net of tax	34		654,974		(1,205,801)

Total comprehensive income for the period		~~W~~	3,656,131	~~W~~	1,702,419

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

4

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2023 and 2022

(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Total equity
Balance as of January 1, 2022	~~W~~	2,021,896	~~W~~	574,523	~~W~~	5,220,031	~~W~~	1,362,438	~~W~~	23,438,713	~~W~~	32,617,601

Comprehensive income for the period
Profit for the period		—		—		—		—		2,908,220		2,908,220
Remeasurements of net defined benefit liabilities		—		—		—		177,890		—		177,890
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(1,197,012)		243,022		(953,990)
Currency translation differences		—		—		—		(2,022)		—		(2,022)
Losses on debt securities at fair value through other comprehensive income		—		—		—		(461,689)		—		(461,689)
Gains on cash flow hedging instruments		—		—		—		34,010		—		34,010

Total comprehensive income for the period		—		—		—		(1,448,823)		3,151,242		1,702,419

Transactions with the shareholder
Dividends		—		—		—		—		(1,031,167)		(1,031,167)
Issuance of hybrid securities		—		299,327		—		—		—		299,327
Dividends on hybrid securities		—		—		—		—		(34,399)		(34,399)

Total transactions with the shareholder		—		299,327		—		—		(1,065,566)		(766,239)

Balance as of December 31, 2022	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,220,031	~~W~~	(86,385)	~~W~~	25,524,389	~~W~~	33,553,781

Balance as of January 1, 2023	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,220,031	~~W~~	(86,385)	~~W~~	25,524,389	~~W~~	33,553,781

Comprehensive income for the period
Profit for the period		—		—		—		—		3,001,157		3,001,157
Remeasurements of net defined benefit liabilities		—		—		—		(50,481)		—		(50,481)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(357)		26,482		26,125
Currency translation differences		—		—		—		(2,877)		—		(2,877)
Losses on debt securities at fair value through other comprehensive income		—		—		—		695,111		—		695,111
Gains on cash flow hedging instruments		—		—		—		(12,904)		—		(12,904)

Total comprehensive income for the period		—		—		—		628,492		3,027,639		3,656,131

Transactions with the shareholder
Dividends		—		—		—		—		(1,346,582)		(1,346,582)
Issuance of hybrid securities		—		409,085		—		—		—		409,085
Dividends on hybrid securities		—		—		—		—		(57,179)		(57,179)

Total transactions with the shareholder		—		409,085		—		—		(1,403,761)		(994,676)

Balance as of December 31, 2023	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	5,220,031	~~W~~	542,107	~~W~~	27,148,267	~~W~~	36,215,236

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

5

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2023 and 2022

(in millions of Korean won)	Notes	2023		2022
Cash flows from operating activities
Profit for the period		~~W~~	3,001,157	~~W~~	2,908,220

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit (or loss)			(744,736)		(117,361)
Net gains on derivative financial investments for hedging purposes			(6,597)		(28,984)
Provision for credit losses			1,163,327		461,348
Net losses on financial investments			76,694		20,230
Losses on associates and subsidiaries			310,709		358,195
Depreciation and amortization expense			531,923		510,059
Other net losses (gains) on property and equipment/intangible assets			10,968		(40,824)
Share-based payment			24,330		15,169
Post-employment benefits			109,733		166,670
Net interest income(expense)			(170,434)		167,910
Losses on foreign currency translation			126,678		340,123
Other expenses			66,365		68,788

			1,498,960		1,921,323

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			1,161,691		(1,982,538)
Derivative financial instrument			(26,899)		184,288
Loans measured at amortized cost			(10,557,418)		(13,434,569)
Current income tax assets			(17,494)		(122,778)
Other assets			(4,052,655)		(1,301,903)
Financial liabilities at fair value through profit or loss			(29,240)		(11,865)
Deposits			11,789,588		17,791,562
Deferred income tax liabilities			69,053		(77,560)
Other liabilities			6,120,607		(1,706,320)

			4,457,233		(661,683)

Net cash inflow from operating activities			8,957,350		4,167,860

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			21,497		(3,446)
Disposal of financial assets at fair value through profit or loss			7,685,878		8,584,309
Acquisition of financial assets at fair value through profit or loss			(6,440,818)		(9,904,210)
Disposal of financial investments			32,803,083		17,547,994
Acquisition of financial investments			(33,940,390)		(31,557,734)
Disposal of investments in associates and subsidiaries			140,282		32,334
Acquisition of investments in associates and subsidiaries			(980,543)		(272,448)
Disposal of property and equipment			562		11,819
Acquisition of property and equipment			(135,114)		(177,608)
Disposal of intangible assets			—		245
Acquisition of intangible assets			(80,429)		(64,579)
Others			(14,202)		19,545

Net cash outflow from investing activities			(940,194)		(15,783,779)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			32,370		33,287
Increase (decrease) in borrowings			(10,950,884)		12,013,037
Increase in debentures			19,488,466		16,118,240
Decrease in debentures			(17,839,011)		(15,190,127)
Payment of dividends			(1,346,582)		(1,031,167)
Increase (decrease) in other payables to trust accounts			2,384,206		(877,097)
Issuance of hybrid securities			409,085		299,327
Others			(771,105)		522,076

Net cash inflow from financing activities			(8,593,455)		11,887,576

Effect of exchange rate changes on cash and cash equivalents			(54,426)		(150,554)

Net increase (decrease) in cash and cash equivalents			(630,725)		121,103
Cash and cash equivalents at the beginning of the period	36		21,993,144		21,872,041

Cash and cash equivalents at the end of the period	36	~~W~~	21,362,419	~~W~~	21,993,144

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

6

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2023, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2023, the Bank operates its Seoul headquarters and 797 domestic branches, and nine overseas branches (excluding five subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

7

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

2.1.1 The Bank has applied the following issuance and amended standards for the first time for its annual reporting period commencing January 1, 2023.

- Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts replace Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the financial statements.

- Amendments to Korean IFRS No. 1012 Income Taxes – International Tax Reform: Pillar 2 Model Rules

The amendment reflects the enactment of laws reflecting the Pillar 2 Model Rules for International Tax Reform aimed at reforming international taxation for multinational enterprises. It temporarily relaxes the accounting

8

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

treatment of deferred tax resulting from this law and requires disclosure of related current year income tax effects. The bank has applied a temporary exemption provision regarding the recognition and disclosure of deferred corporate taxes related to the Pillar 2 rules. As this law is scheduled to be enacted on January 1, 2024, it dose not have an impact on consolidated financial statements. Meanwhile, the Bank is reviewing the impact of the global minimum tax.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2023 reporting period and have not been adopted by the Bank.

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. In addition, agreements that an entity must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and early application is permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Bank applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

9

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Bank’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty arising from the complex crises is increasing such as rising interest rates and real economic recession, etc., and asset quality deterioration may raise from increase in obligation due to a rapid interest rate increase. Accordingly, the Bank reflected the effect on expected credit losses in an additional way through a comprehensive review of vulnerable sectors in the event of the extinguishment of COVID-19 financial support policies. In addition, the Bank has expanded the scope of lenders to individually assess for allowance, and reviews the risk components comprehensively for potential risks in the event economic uncertainty continues. The Bank will continue to monitor the impact on expected credit losses by considering the duration of economic uncertainty and government policies, and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

10

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries that are accounted for by cost method are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying amount and recognizes the amount as non-operating expenses in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

11

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures. If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

12

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Bank uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

13

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Bank uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Bank can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

14

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income:

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

15

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Bank recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Bank assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following criteria.

16

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Bank uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Bank assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 13 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Benchmark interest rate	(+)
Three-year yields of Korea treasury bond	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of construction investment	(-)
Current account balance	(-)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

17

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

As of December 31, 2023, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

If we assume a probability weight of 100% for each scenario, the impact on expected credit loss allowances and provisions would be as follows.

(In millions of Korean won)
Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	2,420,827	(467,277)
Crisis situation	20%	4,753,198	1,865,094

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Bank estimates expected future cash flows for financial assets that are individually significant. The Bank selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Bank applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

18

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Bank’s derivative financial instruments business focuses on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

19

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

20

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

21

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

22

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates and subsidiaries is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

23

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

24

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowings. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

25

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

26

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

27

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Bank recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Bank arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

28

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Bank provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Bank can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

29

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

30

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

31

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

32

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

- Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

- Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

- Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

33

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

- Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

All of the Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

34

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Financial assets
Due from financial institutions [1]	19,565,743	19,945,791
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	16,082,972	17,645,808
Loans measured at fair value through profit or loss	288,319	280,905
Due from financial institutions measured at fair value through profit or loss	93,743	90,006
Derivatives	5,055,495	7,747,794
Loans measured at amortized cost [1]	373,623,010	363,839,085
Financial investments:
Securities measured at fair value through other comprehensive income	36,723,370	37,760,143
Securities measured at amortized cost [1]	38,313,663	34,616,403
Loans measured at fair value through other comprehensive income	311,610	231,021
Other financial assets [1]	10,597,311	6,601,913

	500,655,236	488,758,869

Off-balance sheet items [2]
Acceptances and guarantees contracts	13,881,990	11,931,683
Financial guarantee contracts	8,746,537	8,903,700
Commitments	117,276,318	108,124,484

	139,904,845	128,959,867

	640,560,081	617,718,736

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Bank measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

35

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	126,847,378	6,828,168	2,192	—	—	133,677,738
Grade 2	56,835,941	10,029,756	2,192	—	—	66,867,889
Grade 3	2,503,540	3,316,079	7,988	—	—	5,827,607
Grade 4	480,736	944,184	5,351	—	—	1,430,271
Grade 5	15,392	500,876	775,525	—	—	1,291,793

	186,682,987	21,619,063	793,248	—	—	209,095,298

Retail
Grade 1	154,411,966	3,999,067	9,503	—	—	158,420,536
Grade 2	2,632,827	3,479,579	6,240	—	—	6,118,646
Grade 3	245,509	1,122,067	8,674	—	—	1,376,250
Grade 4	12,678	139,990	3,590	—	—	156,258
Grade 5	18,037	429,044	484,801	—	—	931,882

	157,321,017	9,169,747	512,808	—	—	167,003,572

	344,004,004	30,788,810	1,306,056	—	—	376,098,870

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	272,601	—	—	—	—	272,601
Grade 2	39,009	—	—	—	—	39,009
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	311,610	—	—	—	—	311,610

	311,610	—	—	—	—	311,610

	344,315,614	30,788,810	1,306,056	—	—	376,410,480

36

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	122,903,840	4,955,573	3,338	—	—	127,862,751
Grade 2	55,954,318	7,617,430	4,422	—	—	63,576,170
Grade 3	2,567,131	2,984,313	4,372	—	—	5,555,816
Grade 4	479,451	795,211	6,576	—	—	1,281,238
Grade 5	11,864	394,372	388,750	—	—	794,986

	181,916,604	16,746,899	407,458	—	—	199,070,961

Retail
Grade 1	153,876,481	3,987,402	10,819	—	—	157,874,702
Grade 2	2,756,890	3,626,799	6,782	—	—	6,390,471
Grade 3	248,891	1,159,886	10,075	—	—	1,418,852
Grade 4	17,204	134,959	2,675	—	—	154,838
Grade 5	14,894	313,447	374,648	—	—	702,989

	156,914,360	9,222,493	404,999	—	—	166,541,852

	338,830,964	25,969,392	812,457	—	—	365,612,813

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	171,194	—	—	—	—	171,194
Grade 2	59,827	—	—	—	—	59,827
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	231,021	—	—	—	—	231,021

	231,021	—	—	—	—	231,021

	339,061,985	25,969,392	812,457	—	—	365,843,834

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2023 and 2022, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

37

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Guarantees	112,580,071	7,592,178	289,273	—	—	120,461,522
Deposits and savings	2,451,088	124,103	7,393	—	—	2,582,584
Property and equipment	3,880,000	644,593	9,847	—	—	4,534,440
Real estate	185,981,312	17,776,565	355,311	—	—	204,113,188

	304,892,471	26,137,439	661,824	—	—	331,691,734

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Guarantees	99,103,292	7,027,978	177,359	—	—	106,308,629
Deposits and savings	1,697,804	108,318	6,771	—	—	1,812,893
Property and equipment	3,823,241	662,823	3,943	—	—	4,490,007
Real estate	177,110,087	14,209,865	281,535	—	—	191,601,487

	281,734,424	22,008,984	469,608	—	—	304,213,016

38

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Securities measured at amortized cost *
Grade 1	35,091,663	—	—	—	—	35,091,663
Grade 2	3,240,110	—	—	—	—	3,240,110
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	38,331,773	—	—	—	—	38,331,773

Securities measured at fair value through other comprehensive income
Grade 1	33,871,127	—	—	—	—	33,871,127
Grade 2	2,826,096	—	—	—	—	2,826,096
Grade 3	26,147	—	—	—	—	26,147
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,723,370	—	—	—	—	36,723,370

	75,055,143	—	—	—	—	75,055,143

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Non- impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,468,589	—	—	—	—	33,468,589
Grade 2	1,153,198	—	—	—	—	1,153,198
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	34,621,787	—	—	—	—	34,621,787

Securities measured at fair value through other comprehensive income
Grade 1	35,232,645	—	—	—	—	35,232,645
Grade 2	2,446,738	—	—	—	—	2,446,738
Grade 3	53,011	9,169	—	—	—	62,180
Grade 4	13,940	4,640	—	—	—	18,580
Grade 5	—	—	—	—	—	—

	37,746,334	13,809	—	—	—	37,760,143

	72,368,121	13,809	—	—	—	72,381,930

*	Before netting of allowance

39

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2023 and 2022, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,565,136	—	—	—	19,565,136
Grade 2	697	—	—	—	697
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	19,565,833	—	—	—	19,565,833

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,945,174	—	—	—	19,945,174
Grade 2	644	—	—	—	644
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	19,945,818	—	—	—	19,945,818

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2023 and 2022, are the same as the criteria for securities other than equity securities.

40

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Deposits, savings, securities, and others	1,096,855	2,092,136

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	166,905,845	191,373,532	358,279,377	95.11	(2,273,193)	356,006,184
Japan	—	986,037	986,037	0.26	(2,369)	983,668
United States	—	5,497,558	5,497,558	1.46	(164,141)	5,333,417
China	—	5,377,674	5,377,674	1.43	(9,447)	5,368,227
Others	97,727	6,460,426	6,558,153	1.74	(26,710)	6,531,443

	167,003,572	209,695,227	376,698,799	100.00	(2,475,860)	374,222,939

(In millions of Korean won)	December 31, 2022
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	166,411,568	182,396,615	348,808,183	95.27	(1,734,857)	347,073,326
Japan	—	1,150,151	1,150,151	0.31	(1,756)	1,148,395
United States	—	4,871,778	4,871,778	1.33	(14,867)	4,856,911
China	—	5,258,447	5,258,447	1.44	(8,885)	5,249,562
Others	130,284	5,905,896	6,036,180	1.65	(13,363)	6,022,817

	166,541,852	199,582,887	366,124,739	100.00	(1,773,728)	364,351,011

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 880 million and ~~W~~ 496 million, respectively.

41

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Loans	%	Allowances	Carrying amount
Financial institutions	20,854,858	9.95	(37,438)	20,817,420
Manufacturing	48,769,118	23.26	(514,472)	48,254,646
Service	98,222,206	46.84	(851,163)	97,371,043
Wholesale and retail	26,774,389	12.77	(249,550)	26,524,839
Construction	4,487,087	2.14	(115,376)	4,371,711
Public sector	1,620,778	0.77	(6,111)	1,614,667
Others	8,966,791	4.27	(41,611)	8,925,180

	209,695,227	100.00	(1,815,721)	207,879,506

(In millions of Korean won)	December 31, 2022
	Loans	%	Allowances	Carrying amount
Financial institutions	19,346,929	9.69	(14,398)	19,332,531
Manufacturing	50,628,397	25.37	(481,647)	50,146,750
Service	89,946,877	45.07	(279,855)	89,667,022
Wholesale and retail	26,586,877	13.32	(147,875)	26,439,002
Construction	3,861,434	1.93	(88,650)	3,772,784
Public sector	1,488,995	0.75	(3,676)	1,485,319
Others	7,723,378	3.87	(32,043)	7,691,335

	199,582,887	100.00	(1,048,144)	198,534,743

4.2.8.3 Classifications of retail loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Loans	%	Allowances	Carrying amount
Housing loan	94,609,659	56.65	(163,707)	94,445,952
General loan	72,393,913	43.35	(496,432)	71,897,481

	167,003,572	100.00	(660,139)	166,343,433

(In millions of Korean won)	December 31, 2022
	Loans	%	Allowances	Carrying amount
Housing loan	93,209,361	55.97	(135,861)	93,073,500
General loan	73,332,491	44.03	(589,723)	72,742,768

	166,541,852	100.00	(725,584)	165,816,268

42

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Loans *	%	Allowances	Carrying amount
Group 1	21,006,447	19.73	(26,612)	20,979,835
Group 2	27,707,017	26.03	(22,614)	27,684,403
Group 3	34,998,430	32.88	(47,932)	34,950,498
Group 4	21,280,610	19.99	(51,066)	21,229,544
Group 5	1,437,246	1.36	(5,195)	1,432,051
Group 6	14,329	0.01	(127)	14,202

	106,444,079	100.00	(153,546)	106,290,533

(In millions of Korean won)	December 31, 2022
	Loans *	%	Allowances	Carrying amount
Group 1	15,950,511	16.30	(17,178)	15,933,333
Group 2	35,821,717	36.62	(40,603)	35,781,114
Group 3	35,626,337	36.42	(45,807)	35,580,530
Group 4	10,020,031	10.24	(12,809)	10,007,222
Group 5	399,823	0.41	(618)	399,205
Group 6	11,588	0.01	(74)	11,514

	97,830,007	100.00	(117,089)	97,712,918

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20%
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

43

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	19,565,833	100.00	(90)	19,565,743

	19,565,833	100.00	(90)	19,565,743

Securities measured at fair value through profit or loss
Government and government funded institutions	5,528,568	34.38	—	5,528,568
Finance and insurance [1]	9,711,373	60.39	—	9,711,373
Others	843,031	5.23	—	843,031

	16,082,972	100.00	—	16,082,972

Derivative financial assets
Government and government funded institutions	50,165	0.99	—	50,165
Finance and insurance [1]	4,698,377	92.94	—	4,698,377
Others	306,953	6.07	—	306,953

	5,055,495	100.00	—	5,055,495

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,577,033	36.97	—	13,577,033
Finance and insurance	17,189,889	46.81	—	17,189,889
Others	5,956,448	16.22	—	5,956,448

	36,723,370	100.00	—	36,723,370

Securities measured at amortized cost
Government and government funded institutions	15,714,147	41.00	(29)	15,714,118
Finance and insurance	22,312,351	58.21	(17,532)	22,294,819
Others	305,275	0.79	(549)	304,726

	38,331,773	100.00	(18,110)	38,313,663

	115,759,443		(18,200)	115,741,243

44

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	19,945,818	100.00	(27)	19,945,791

	19,945,818	100.00	(27)	19,945,791

Securities measured at fair value through profit or loss
Government and government funded institutions	4,174,159	23.66	—	4,174,159
Finance and insurance [1]	12,882,794	73.01	—	12,882,794
Others	588,855	3.33	—	588,855

	17,645,808	100.00	—	17,645,808

Derivative financial assets
Government and government funded institutions	56,464	0.73	—	56,464
Finance and insurance [1]	7,325,952	94.56	—	7,325,952
Others	365,378	4.71	—	365,378

	7,747,794	100.00	—	7,747,794

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,463,252	38.30	—	14,463,252
Finance and insurance	17,317,355	45.86	—	17,317,355
Others	5,979,536	15.84	—	5,979,536

	37,760,143	100.00	—	37,760,143

Securities measured at amortized cost
Government and government funded institutions	16,369,689	47.28	—	16,369,689
Finance and insurance	17,711,131	51.16	(5,068)	17,706,063
Others	540,967	1.56	(316)	540,651

	34,621,787	100.00	(5,384)	34,616,403

	117,721,350		(5,411)	117,715,939

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 14,102 million and ~~W~~ 5,991 million, respectively.

45

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	15,338,978	78.40	—	15,338,978
United States	2,970,671	15.18	(88)	2,970,583
Others	1,256,184	6.42	(2)	1,256,182

	19,565,833	100.00	(90)	19,565,743

Securities measured at fair value through profit or loss
Korea	14,550,324	90.47	—	14,550,324
United States	76,944	0.48	—	76,944
Others	1,455,704	9.05	—	1,455,704

	16,082,972	100.00	—	16,082,972

Derivative financial assets
Korea	2,107,883	41.69	—	2,107,883
United States	983,392	19.45	—	983,392
France	863,376	17.08	—	863,376
Others	1,100,844	21.78	—	1,100,844

	5,055,495	100.00	—	5,055,495

Securities measured at fair value through other comprehensive income *
Korea	34,023,560	92.65	—	34,023,560
United States	778,474	2.12	—	778,474
Others	1,921,336	5.23	—	1,921,336

	36,723,370	100.00	—	36,723,370

Securities measured at amortized cost
Korea	35,280,415	92.04	(14,644)	35,265,771
United States	1,082,997	2.83	(1,003)	1,081,994
United Kingdom	737,765	1.92	(909)	736,856
Others	1,230,596	3.21	(1,554)	1,229,042

	38,331,773	100.00	(18,110)	38,313,663

	115,759,443		(18,200)	115,741,243

46

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	16,567,043	83.06	—	16,567,043
United States	2,171,613	10.89	(26)	2,171,587
Others	1,207,162	6.05	(1)	1,207,161

	19,945,818	100.00	(27)	19,945,791

Securities measured at fair value through profit or loss
Korea	16,209,344	91.86	—	16,209,344
United States	994,551	5.64	—	994,551
Others	441,913	2.50	—	441,913

	17,645,808	100.00	—	17,645,808

Derivative financial assets
Korea	3,456,882	44.62	—	3,456,882
United States	1,325,575	17.11	—	1,325,575
France	1,281,270	16.54	—	1,281,270
Others	1,684,067	21.73	—	1,684,067

	7,747,794	100.00	—	7,747,794

Securities measured at fair value through other comprehensive income *
Korea	34,586,537	91.60	—	34,586,537
United States	732,183	1.94	—	732,183
Others	2,441,423	6.46	—	2,441,423

	37,760,143	100.00	—	37,760,143

Securities measured at amortized cost
Korea	30,511,462	88.13	(3,746)	30,507,716
United States	2,740,296	7.91	(949)	2,739,347
United Kingdom	111,146	0.32	(89)	111,057
Others	1,258,883	3.64	(600)	1,258,283

	34,621,787	100.00	(5,384)	34,616,403

	117,721,350		(5,411)	117,715,939

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2023 and 2022, are ~~W~~ 14,102 million and ~~W~~ 5,991 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

47

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

48

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	93,438	—	—	—	—	—	93,438
Derivatives held for trading [1]	4,516,443	—	—	—	—	—	4,516,443
Derivatives held for hedging [2]	—	210	8,197	34,520	48,684	(4,255)	87,356
Deposits [3]	160,894,231	33,318,904	52,690,685	126,582,238	15,228,415	205,271	388,919,744
Borrowings	54,900	11,460,876	4,441,077	10,359,316	6,764,446	1,004,289	34,084,904
Debentures	10,077	1,471,546	1,121,244	11,974,016	13,395,473	4,364,158	32,336,514
Lease liabilities	243	14,204	26,100	104,791	189,956	7,804	343,098
Other financial liabilities	2,966	20,504,757	19,786	135,192	—	—	20,662,701

	165,572,298	66,770,497	58,307,089	149,190,073	35,626,974	5,577,267	481,044,198

Off-balance sheet items
Commitments [4]	117,276,318	—	—	—	—	—	117,276,318
Acceptances and guarantees contracts [5]	13,881,990	—	—	—	—	—	13,881,990
Financial guarantee contracts [5]	8,746,537	—	—	—	—	—	8,746,537

	139,904,845	—	—	—	—	—	139,904,845

(In millions of Korean won)	December 31, 2022
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	108,862	—	—	—	—	—	108,862
Derivatives held for trading [1]	7,189,931	—	—	—	—	—	7,189,931
Derivatives held for hedging [2]	—	(558)	5,312	24,067	66,255	3,502	98,578
Deposits [3]	163,687,546	26,775,519	43,396,062	125,156,957	16,327,376	120,331	375,463,791
Borrowings	53,419	17,958,792	5,880,487	12,857,018	6,782,533	1,039,115	44,571,364
Debentures	11,117	1,704,736	3,182,288	12,368,410	7,925,124	4,735,017	29,926,692
Lease liabilities	164	14,140	27,878	105,307	183,763	12,314	343,566
Other financial liabilities	—	13,685,320	465	128,095	—	—	13,813,880

	171,051,039	60,137,949	52,492,492	150,639,854	31,285,051	5,910,279	471,516,664

Off-balance sheet items
Commitments [4]	108,124,484	—	—	—	—	—	108,124,484
Acceptances and guarantees contracts [5]	11,931,683	—	—	—	—	—	11,931,683
Financial guarantee contracts [5]	8,903,700	—	—	—	—	—	8,903,700

	128,959,867	—	—	—	—	—	128,959,867

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit among commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

49

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,127	6,638	22,111	69,344	—	99,220
Cash flow to be paid from net-settled derivatives	133	—	—	—	—	133

(In millions of Korean won)	December 31, 2022
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	337	8,038	13,090	49,098	—	70,563
Cash flow to be paid from net-settled derivatives	218	975	1,571	93	—	2,857

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

50

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“rEVE”), changes in Net Interest Income (“rNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the financial planning department , and reports related matters to the management independently.

The Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, the Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. The Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Bank and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Bank.

51

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.4.3.2 Methods of observing market risk arising from trading positions

Although market risk was measured through internal models such as VaR under Basel II, banks are now required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023.

Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[ Market risk regulatory capital = (a)Sensitivity-based risk + (b)Default risk + (c)Residual risk ]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.
Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.
Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

52

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions at the end of the current year.

(In millions of Korean won)		December 31, 2023	December 31, 2022 *
Sensitivity-based risk	GIRR(General interest rate)	58,504	—
	CSR(non-securitization)	80,171	—
	CSR (securitization n-CTP)	—	—
	CSR (securitization CTP)	—	—
	Equity risk	2,874	—
	Foreign exchange risk	223,662	—
	Commodity risk	61	—
Default risk		28,255	—
Residual risk		862	—

Total		394,389	—

*	No calculation of regulatory capital under the Basel III standard method due to the regulatory introduction in 2023

In accordance with the introduction of Basel III standard method regulation in 2023, the previous year’s report was prepared based on the Basel II internal model framework. VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions with a ten-day holding period for the year ended December 31, 2022 is as follows:

(In millions of Korean won)	2022
	Average	Minimum	Maximum	December 31, 2022
Interest rate risk	17,106	6,548	39,078	25,207
Stock price risk	1	—	85	—
Currency risk	24,972	12,036	46,780	45,307
Diversification effect				(3,936)

Total VaR	37,629	12,726	73,872	66,578

The required equity capital using the standard method related to the positions which are not measured by VaR as of December 31, 2022, is as follows:

(In millions of Korean won)	December 31, 2022
Interest rate risk	12
Stock price risk	7
Currency risk	117

136

53

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

(a) Interest rate risk

Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Bank manages interest rate risk associated with trading portfolios using a sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk arises mainly from stock positions held by principal guaranteed trust and derivatives linked to stocks positions in the Financial Asset Trading Division. This stock price risk is managed through sensitivity limits and other measures.

(c) Currency risk

Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollar and the Indonesian Rupiah. Such foreign exchange risk is managed through net foreign exchange exposure limits and other measures.

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

54

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

4.4.4.5 Main assumptions used for calculating rEVE, rNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. rEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, rEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

rNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 rEVE and rNII

The Bank calculates rEVE by applying six interest rate shock and stress scenarios, and rNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
	rEVE	rNII	rEVE	rNII
Scenario 1 (Parallel shock up)	877,430	455,046	—	105,326
Scenario 2 (Parallel shock down)	225,266	52,497	641,269	52,487
Scenario 3 (Short rates down and long rates up)	162,577		107,736
Scenario 4 (Short rates up and long rates down)	614,656		235,348
Scenario 5 (Short rates shock up)	894,114		249,114
Scenario 6 (Short rates shock down)	300,497		306,398
Maximum out of six scenarios	894,114	455,046	641,269	105,326
Basic capital	35,008,470		31,943,522

55

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	4,693,867	453,854	209,274	37,982	126,641	387,248	5,908,866
Financial assets at fair value through profit or loss	2,030,534	—	429,103	31,231	—	271,493	2,762,361
Derivatives held for trading	301,091	342	65	109	—	12,087	313,694
Derivatives held for hedging	108,152	—	—	—	—	190	108,342
Loans measured at amortized cost	26,732,426	785,006	2,646,745	901,085	93,560	1,954,455	33,113,277
Financial assets at fair value through other comprehensive income	4,044,136	—	33,596	4,591	—	609,743	4,692,066
Financial assets at amortized cost	2,301,151	—	5,741	199,589	—	1,025,414	3,531,895
Other financial assets	3,031,762	100,420	78,608	36,865	484,566	350,453	4,082,674

	43,243,119	1,339,622	3,403,132	1,211,452	704,767	4,611,083	54,513,175

Financial liabilities
Derivatives held for trading	251,375	1,107	343	108	—	142,112	395,045
Derivatives held for hedging	77,342	—	—	—	—	—	77,342
Deposits	20,719,262	1,664,480	1,811,528	761,061	111,022	778,439	25,845,792
Borrowings	14,302,228	743,356	430,212	262,687	223,025	1,125,595	17,087,103
Debentures	6,713,658	—	2,959,534	—	—	625,187	10,298,379
Other financial liabilities	4,547,613	91,332	840,530	8,918	509,145	59,480	6,057,018

	46,611,478	2,500,275	6,042,147	1,032,774	843,192	2,730,813	59,760,679

Off-balance sheet items	24,969,656	—	400,932	39,109	201,088	115,494	25,726,279

(In millions of Korean won)	December 31, 2022
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	3,785,403	327,255	165,853	39,332	223,494	691,509	5,232,846
Financial assets at fair value through profit or loss	2,044,824	—	355,597	—	—	263,464	2,663,885
Derivatives held for trading	533,788	—	115	10	—	260	534,173
Derivatives held for hedging	193,063	—	—	—	—	290	193,353
Loans measured at amortized cost	28,889,973	683,705	2,360,458	622,702	68,847	1,829,562	34,455,247
Financial assets at fair value through other comprehensive income	4,409,620	—	9,091	5,677	—	826,151	5,250,539
Financial assets at amortized cost	4,045,282	—	—	37,816	—	633,215	4,716,313
Other financial assets	1,615,815	292,283	351,395	23,545	53,775	73,971	2,410,784

	45,517,768	1,303,243	3,242,509	729,082	346,116	4,318,422	55,457,140

Financial liabilities
Derivatives held for trading	271,778	246	182	10	—	—	272,216
Derivatives held for hedging	104,856	—	—	—	—	—	104,856
Deposits	21,610,566	1,230,664	1,380,881	344,585	175,203	1,052,722	25,794,621
Borrowings	18,193,011	458,856	363,990	351,535	195,167	823,579	20,386,138
Debentures	6,939,542	—	2,041,516	—	36,288	288,467	9,305,813
Other financial liabilities	3,362,911	266,315	188,202	13,491	57,583	124,691	4,013,193

	50,482,664	1,956,081	3,974,771	709,621	464,241	2,289,459	59,876,837

Off-balance sheet items	20,895,932	—	262,591	60,382	180,206	134,547	21,533,658

56

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Bank is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2023. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Bank is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 8.0% (December 31, 2022: 8.0%), Tier 1 Capital ratio of 9.5% (December 31, 2022: 9.5%), and Total Capital ratio of 11.5% (December 31, 2022: 11.5%)).

The Bank’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

57

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The risk-weighted assets are the magnitude of assets that reflect the risk that the Bank has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Bank complied with external capital adequacy requirements as of December 31, 2023 and 2022.

Apart from the capital adequacy ratio, the Bank evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Bank’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Total Capital:	39,039,876	36,232,973
Tier 1 Capital	33,478,665	30,963,124
Common Equity Tier 1 Capital	32,195,730	30,089,274
Additional Tier 1 Capital	1,282,935	873,850
Tier 2 Capital	5,561,211	5,269,849
Risk-Weighted Assets:	215,962,186	207,557,905
Credit risk [1]	194,210,167	182,292,999
Market risk [2]	7,067,638	12,611,416
Operational risk [3]	14,684,381	12,653,490
Total Capital ratio (%):	18.08	17.46
Tier 1 Capital ratio (%)	15.50	14.92
Common Equity Tier 1 Capital ratio (%)	14.91	14.50

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

58

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

-	Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs.

-	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

-	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	5,121,386	4,443,943	182,332	9,747,661
Net interest income	5,078,411	3,397,242	832,652	9,308,305
Interest income	10,147,155	7,723,196	3,004,342	20,874,693
Interest expense	(5,068,744)	(4,325,954)	(2,171,690)	(11,566,388)
Net fee and commission income	431,096	252,118	498,184	1,181,398
Fee and commission income	570,445	403,042	616,867	1,590,354
Fee and commission expense	(139,349)	(150,924)	(118,683)	(408,956)
Net gains on financial instruments at fair value through profit or loss	4,116	—	653,380	657,496
Net other operating income (expenses)	(392,237)	794,583	(1,801,884)	(1,399,538)
General and administrative expenses	(1,594,251)	(1,952,434)	(609,163)	(4,155,848)
Operating income before provision for credit losses	3,527,135	2,491,509	(426,831)	5,591,813
Provision for credit losses	(1,048,552)	(92,464)	(22,311)	(1,163,327)
Net operating income	2,478,583	2,399,045	(449,142)	4,428,486
Net non-operating income (expenses)	286	—	(380,363)	(380,077)
Segment profit (loss) before income tax expense	2,478,869	2,399,045	(829,505)	4,048,409
Income tax expense	(654,421)	(633,348)	240,517	(1,047,252)

Profit (loss) for the year	1,824,448	1,765,697	(588,988)	3,001,157

Total assets *	202,038,679	165,821,667	144,512,495	512,372,841
Total liabilities *	184,707,461	203,560,029	87,890,115	476,157,605

59

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	4,505,096	4,472,888	106,624	9,084,608
Net interest income	4,081,306	3,936,872	541,024	8,559,202
Interest income	6,454,562	5,763,852	1,743,608	13,962,022
Interest expense	(2,373,256)	(1,826,980)	(1,202,584)	(5,402,820)
Net fee and commission income	376,968	261,350	462,508	1,100,826
Fee and commission income	508,605	415,858	587,767	1,512,230
Fee and commission expense	(131,637)	(154,508)	(125,259)	(411,404)
Net gains on financial instruments at fair value through profit or loss	19,771	—	334,409	354,180
Net other operating income (expenses)	27,051	274,666	(1,231,317)	(929,600)
General and administrative expenses	(1,569,009)	(2,092,770)	(632,558)	(4,294,337)
Operating income before provision for credit losses	2,936,087	2,380,118	(525,934)	4,790,271
Provision for credit losses	(178,752)	(281,868)	(730)	(461,350)
Net operating income	2,757,335	2,098,250	(526,664)	4,328,921
Net non-operating income (expenses)	(8,804)	—	(363,713)	(372,517)
Segment profit (loss) before income tax expense	2,748,531	2,098,250	(890,377)	3,956,404
Income tax expense	(684,402)	(522,478)	158,696	(1,048,184)

Profit (loss) for the year	2,064,129	1,575,772	(731,681)	2,908,220

Total assets *	192,304,445	165,273,848	142,765,182	500,343,475
Total liabilities *	187,559,148	191,786,626	87,443,920	466,789,694

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

60

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Corporate banking service	5,121,386	4,505,096
Retail banking service	4,443,943	4,472,888
Others	182,332	106,624

	9,747,661	9,084,608

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2023 and 2022, and major non-current assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Net operating revenues from external customers		Major non-current assets
	2023	2022	December 31, 2023	December 31, 2022
Domestic	9,451,665	8,840,358	3,995,347	4,105,598
China	69,112	75,120	2,325	1,938
United States	83,173	71,327	15,224	14,485
New Zealand	12,611	12,378	1,051	1,382
Japan	13,164	18,939	1,977	1,480
United Kingdom	52,783	30,430	4,616	5,808
Vietnam	42,189	25,409	2,417	2,159
India	4,491	1,048	174	394
Singapore	18,473	9,599	7,058	8,492

	9,747,661	9,084,608	4,030,189	4,141,736

61

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	21,648,290	21,646,679	22,296,244	22,289,163
Financial assets at fair value through profit or loss:	16,609,611	16,609,611	18,154,550	18,154,550
Debt securities	16,082,972	16,082,972	17,645,808	17,645,808
Equity securities	144,577	144,577	137,831	137,831
Loans	288,319	288,319	280,905	280,905
Others	93,743	93,743	90,006	90,006
Derivatives held for trading	4,909,167	4,909,167	7,509,568	7,509,568
Derivatives held for hedging	146,328	146,328	238,226	238,226
Loans measured at amortized cost	373,623,010	373,694,720	363,839,085	361,359,508
Financial assets at fair value through other comprehensive income:	38,450,863	38,450,863	39,409,618	39,409,618
Debt securities	36,723,370	36,723,370	37,760,143	37,760,143
Equity securities	1,415,883	1,415,883	1,418,454	1,418,454
Loans	311,610	311,610	231,021	231,021
Securities measured at amortized cost	38,313,663	37,582,683	34,616,403	32,797,738
Other financial assets	10,597,311	10,597,311	6,601,913	6,601,913

	504,298,243	503,637,362	492,665,607	488,360,284

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	93,438	108,862	108,862
Derivatives held for trading	4,516,443	4,516,443	7,189,931	7,189,931
Derivatives held for hedging	77,823	77,823	104,856	104,856
Deposits	380,266,822	380,486,381	368,100,984	367,678,140
Borrowings	33,023,146	32,955,104	43,664,670	43,338,198
Debentures	30,058,233	30,103,141	27,999,416	27,823,582
Other financial liabilities	25,490,282	25,490,282	17,158,325	17,158,325

	473,526,187	473,722,612	464,327,044	463,401,894

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

62

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Bank’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using the valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

63

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.1.2 Fair value hierarchy

The Bank believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

64

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	6,608,684	4,389,221	5,611,706	16,609,611
Debt securities	6,514,863	4,389,221	5,178,888	16,082,972
Equity securities	78	—	144,499	144,577
Loans	—	—	288,319	288,319
Others	93,743	—	—	93,743
Derivatives held for trading	—	4,897,048	12,119	4,909,167
Derivatives held for hedging	—	146,328	—	146,328
Financial assets at fair value through other comprehensive income:	14,038,116	23,702,982	709,765	38,450,863
Debt securities	13,331,998	23,391,372	—	36,723,370
Equity securities	706,118	—	709,765	1,415,883
Loans	—	311,610	—	311,610

	20,646,800	33,135,579	6,333,590	60,115,969

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivatives held for trading	—	4,374,540	141,903	4,516,443
Derivatives held for hedging	—	77,823	—	77,823

	93,438	4,452,363	141,903	4,687,704

	December 31, 2022
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	5,380,854	8,401,205	4,372,491	18,154,550
Debt securities	5,290,592	8,401,205	3,954,011	17,645,808
Equity securities	256	—	137,575	137,831
Loans	—	—	280,905	280,905
Others	90,006	—	—	90,006
Derivatives held for trading	—	7,509,535	33	7,509,568
Derivatives held for hedging	—	238,226	—	238,226
Financial assets at fair value through other comprehensive income:	11,379,006	27,225,084	805,528	39,409,618
Debt securities	10,766,080	26,994,063	—	37,760,143
Equity securities	612,926	—	805,528	1,418,454
Loans	—	231,021	—	231,021

	16,759,860	43,374,050	5,178,052	65,311,962

Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivatives held for trading	—	7,189,931	—	7,189,931
Derivatives held for hedging	—	104,856	—	104,856

	108,862	7,294,787	—	7,403,649

65

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	4,389,221
Debt securities	4,389,221	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,897,048	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	146,328	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	23,702,982
Debt securities	23,391,372	DCF Model	Discount rate
Loans	311,610	DCF Model	Discount rate

	33,135,579

Financial liabilities
Derivatives held for trading	4,374,540	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	77,823	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,452,363

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	8,401,205
Debt securities	8,401,205	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	7,509,535	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	238,226	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	27,225,084
Debt securities	26,994,063	DCF Model	Discount rate
Loans	231,021	DCF Model	Discount rate

	43,374,050

Financial liabilities
Derivatives held for trading	7,189,931	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	104,856	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	7,294,787

66

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,082,548	18,449,707	1,114,424	21,646,679
Loans measured at amortized cost	—	—	373,694,720	373,694,720
Securities measured at amortized cost	3,703,963	33,878,720	—	37,582,683
Other financial assets [2]	—	—	10,597,311	10,597,311

	5,786,511	52,328,427	385,406,455	443,521,393

Financial liabilities
Deposits [1]	—	155,528,054	224,958,327	380,486,381
Borrowings [1]	—	38,194	32,916,910	32,955,104
Debentures	—	30,103,141	—	30,103,141
Other financial liabilities [2]	—	—	25,490,282	25,490,282

	—	185,669,389	283,365,519	469,034,908

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,350,453	18,768,224	1,170,486	22,289,163
Loans measured at amortized cost	—	—	361,359,508	361,359,508
Securities measured at amortized cost	4,535,667	28,262,071	—	32,797,738
Other financial assets [2]	—	—	6,601,913	6,601,913

	6,886,120	47,030,295	369,131,907	423,048,322

Financial liabilities
Deposits [1]	—	159,020,380	208,657,760	367,678,140
Borrowings [1]	—	18,270	43,319,928	43,338,198
Debentures	—	27,823,582	—	27,823,582
Other financial liabilities [2]	—	—	17,158,325	17,158,325

	—	186,862,232	269,136,013	455,998,245

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

67

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	33,878,720	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	30,103,141	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	28,262,071	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	27,823,582	DCF Model	Discount rate

68

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,114,424	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	373,694,720	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	374,809,144

Financial liabilities
Deposits	224,958,327	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,916,910	DCF Model	Other spread, interest rate	Other spread

	257,875,237

(In millions of Korean won)	December 31, 2022
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,170,486	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	361,359,508	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	362,529,994

Financial liabilities
Deposits	208,657,760	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	43,319,928	DCF Model	Other spread, interest rate	Other spread

	251,977,688

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses an external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

69

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	4,091,586	280,905	805,528	33	—
Total gains or losses:
- Profit or loss	214,977	7,414	—	(65,742)	—
- Other comprehensive loss	—	—	(95,601)	—	—
Purchases	1,313,072	—	120	(64,075)	—
Sales	(296,248)	—	(282)	—	—

Ending	5,323,387	288,319	709,765	(129,784)	—

(In millions of Korean won)

	2022
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	3,159,374	37,382	849,035	17	—
Total gains or losses:
- Profit or loss	128,774	(17,617)	—	16	—
- Other comprehensive loss	—	—	(47,059)	—	—
Purchases	1,230,764	261,140	4,093	—	—
Sales	(427,326)	—	(541)	—	—

Ending	4,091,586	280,905	805,528	33	—

70

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	114,115	42,534	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	114,196	66,046	—

(In millions of Korean won)	2022
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	79,887	31,286	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period	70,945	(17,629)	—

71

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)
	December 31, 2023
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	5,178,888	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	20.03~32.55	Higher the volatility, higher the fair value fluctuation
Equity securities	144,499	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	8.81~19.32	Lower the discount rate, higher the fair value
Loans	288,319	DCF Model	Discount rate	Discount rate	8.15~9.65	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	12,119	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	19.59~33.10	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	709,765	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00~1.00	Higher the growth rate, higher the fair value
				Discount rate	9.25~19.90	Lower the discount rate, higher the fair value
				Volatility of stock price	20.60~27.96	Higher the volatility, higher the fair value fluctuation

	6,333,590

Financial liabilities
Derivatives held for trading:
Stock and index	141,903	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	33.10	Higher the volatility, higher the fair value fluctuation

	141,903

72

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2022
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	3,954,011	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Discount rate	8.53	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of stock price	21.83~34.51	Higher the volatility, higher the fair value fluctuation
Equity securities	137,575	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	9.16 ~ 15.82	Lower the discount rate, higher the fair value
Loans	280,905	DCF Model	Discount rate	Discount rate	8.11~9.91	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	21.83 ~ 31.73	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	805,528	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.08 ~ 19.14	Lower the discount rate, higher the fair value
				Volatility of stock price	24.88 ~28.62	Higher the volatility, higher the fair value fluctuation

	5,178,052

73

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	3,497	(3,496)	—	—
Equity securities [2,5]	3,866	(1,826)	—	—
Loans [4]	13,797	(12,991)	—	—
Derivatives held for trading [1]	9,021	(6,533)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	57,932	(31,594)

	30,181	(24,846)	57,932	(31,594)

Financial liabilities
Derivatives held for trading [1]	18,446	(18,463)	—	—

	18,446	(18,463)	—	—

74

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2022
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	3,468	(3,467)	—	—
Equity securities [2,5]	4,609	(3,437)	—	—
Loans [4]	15,396	(14,393)	—	—
Derivatives held for trading [1]	2	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	137,984	(56,900)

	23,475	(21,299)	137,984	(56,900)

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
2	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (0%p~1%p).
[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate sale price fluctuation (-1%p~1%p), and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting liquidation value (-1%p~1%p) and discount rate (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[5]

The amounts of \ 4,955,007 million and \ 3,793,745 million of financial assets classified as level 3 as of December 31, 2023 and 2022, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

6.2.4 Day one gains or losses

When the Bank measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. There is no deferred day one gains or losses for the years ended December 31, 2023 and 2022.

75

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	21,648,290	—	21,648,290
Financial assets at fair value through profit or loss	16,609,611	—	—	—	—	16,609,611
Derivative financial assets	4,909,167	—	—	—	146,328	5,055,495
Loans measured at amortized cost	—	—	—	373,623,010	—	373,623,010
Financial investments	—	37,034,980	1,415,883	38,313,663	—	76,764,526
Other financial assets	—	—	—	10,597,311	—	10,597,311

	21,518,778	37,034,980	1,415,883	444,182,274	146,328	504,298,243

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivative financial liabilities	4,516,443	—	77,823	4,594,266
Deposits	—	380,266,822	—	380,266,822
Borrowings	—	33,023,146	—	33,023,146
Debentures	—	30,058,233	—	30,058,233
Other financial liabilities	—	25,490,282	—	25,490,282

	4,609,881	468,838,483	77,823	473,526,187

76

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,296,244	—	22,296,244
Financial assets at fair value through profit or loss	18,154,550	—	—	—	—	18,154,550
Derivative financial assets	7,509,568	—	—	—	238,226	7,747,794
Loans measured at amortized cost	—	—	—	363,839,085	—	363,839,085
Financial investments	—	37,991,164	1,418,454	34,616,403	—	74,026,021
Other financial assets	—	—	—	6,601,913	—	6,601,913

	25,664,118	37,991,164	1,418,454	427,353,645	238,226	492,665,607

(In millions of Korean won)	December 31, 2022
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	108,862	—	—	108,862
Derivative financial liabilities	7,189,931	—	104,856	7,294,787
Deposits	—	368,100,984	—	368,100,984
Borrowings	—	43,664,670	—	43,664,670
Debentures	—	27,999,416	—	27,999,416
Other financial liabilities	—	17,158,325	—	17,158,325

	7,298,793	456,923,395	104,856	464,327,044

77

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	257	257

			821	821

(In millions of Korean won)	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	541	541

			1,105	1,105

78

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	6,896,446	6,454,540
Loaned securities:
Government and public bonds	170,203	—

	7,066,649	6,454,540

(In millions of Korean won)	December 31, 2022
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	5,342,083	4,816,996
Loaned securities:
Government and public bonds	239,132	—

	5,581,215	4,816,996

79

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Bank has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the statement of financial position as the Bank has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,897,048	—	4,897,048	(4,131,142)	(12,419)	889,815
Derivatives held for hedging	146,328	—	146,328
Unsettled spot exchange receivable	7,140,744	—	7,140,744	(6,854,055)	—	286,689
Bonds purchased under repurchase agreements	2,227,801	—	2,227,801	(2,227,801)	—	—
Domestic exchange settlement debits	63,172,013	(62,367,444)	804,569	—	—	804,569
Other financial instruments	44,738	(39,487)	5,251	—	—	5,251

	77,628,672	(62,406,931)	15,221,741	(13,212,998)	(12,419)	1,996,324

(In millions of Korean won)

	December 31, 2022
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	7,509,535	—	7,509,535	(6,367,487)	(826)	1,379,448
Derivatives held for hedging	238,226	—	238,226
Unsettled spot exchange receivable	3,356,526	—	3,356,526	(3,355,280)	—	1,246
Bonds purchased under repurchase agreements	2,281,357	—	2,281,357	(2,281,357)	—	—
Domestic exchange settlement debits	55,446,595	(54,584,853)	861,742	—	—	861,742
Other financial instruments	20,283	(15,143)	5,140	—	—	5,140

	68,852,522	(54,599,996)	14,252,526	(12,004,124)	(826)	2,247,576

80

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,374,540	—	4,374,540	(3,354,179)	—	1,098,184
Derivatives held for hedging	77,823	—	77,823
Unsettled spot exchange payable	7,140,116	—	7,140,116	(6,854,055)	—	286,061
Bonds sold under repurchase agreements *	6,454,539	—	6,454,539	(6,454,539)	—	—
Domestic exchange settlement credits	65,227,189	(62,367,444)	2,859,745	(2,859,745)	—	—
Other financial instruments	48,143	(39,487)	8,656	—	—	8,656

	83,322,350	(62,406,931)	20,915,419	(19,522,518)	—	1,392,901

(In millions of Korean won)	December 31, 2022
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	7,189,931	—	7,189,931	(4,925,362)	—	2,369,425
Derivatives held for hedging	104,856	—	104,856
Unsettled spot exchange payable	3,356,368	—	3,356,368	(3,355,280)	—	1,088
Bonds sold under repurchase agreements *	4,835,185	—	4,835,185	(4,835,185)	—	—
Domestic exchange settlement credits	56,319,757	(54,584,853)	1,734,904	(1,734,904)	—	—
Other financial instruments	15,212	(15,143)	69	—	—	69

	71,821,309	(54,599,996)	17,221,313	(14,850,731)	—	2,370,582

*	Includes bonds sold under repurchase agreements to customers.

81

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2023	December 31, 2022
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	13,731,708	15,169,704
	Due from banks	Hana Bank and others	—	407,171	2,374
	Due from others	CITIBANK N.A. SINGAPORE(Custody)	—	1,153	—
				14,140,032	15,172,078

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITIBANK N.A. and others	—	4,717,999	3,598,520
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS, SEOUL and others	5.83~7.35	207,001	218,094
	Due from others	STATE STREET BANK AND TRUST COMPANY SEOUL BRANCH and others	0.00~6.25	500,801	957,126

				5,425,801	4,773,740

				19,565,833	19,945,818

*	Before netting of allowance, including ~~W~~ 19,279,871 million classified as cash.

7.2 Details of restricted due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023	December 31, 2022	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,731,708	15,169,704	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	910,502	844,287	Bank of Korea Act and others
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH	77,364	63,365	New York State Banking Law
	Due from others	STATE STREET BANK AND TRUST COMPANY SEOUL and others	207,442	238,660	Derivatives margin account

			1,195,308	1,146,312

			14,927,016	16,316,016

*	Before netting of allowance, including ~~W~~ 14,641,751 million classified as cash.

82

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	27	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	63	—	—
Others (exchange differences, etc.)	—	—	—

Ending	90	—	—

(In millions of Korean won)	2022
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	132	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(110)	—	—
Others (exchange differences, etc.)	5	—	—

Ending	27	—	—

83

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Exchange	7,414	Repurchase agreements
	Bank of Korea	266,577	Settlement risk of Bank of Korea

		273,991

Securities measured at fair value through other comprehensive income	Bank of Korea and others	5,783,458	Repurchase agreements
	Bank of Korea	527,494	Borrowings from Bank of Korea
		830,504	Settlement risk of Bank of Korea
	MUFGBANK and others	89,941	Derivatives transactions
	Others	1,241,904	Others

		8,473,301

Securities measured at amortized cost	Bank of Korea and others	625,003	Repurchase agreements
	Bank of Korea	2,357,018	Borrowings from Bank of Korea
		6,746,440	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	401,448	Derivatives transactions
	Others	1,484,113	Others

		11,614,022

Loans	Others	13,733,819	Covered bond and others

		34,095,133

(In millions of Korean won)		December 31, 2022
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Finance Corporation	34,071	Difference amount of the total limit
	Bank of Korea	236,833	Settlement risk of Bank of Korea

		270,904

Securities measured at fair value through other comprehensive income	Bank of Korea	3,078,859	Repurchase agreements
		5,495,686	Borrowings from Bank of Korea
		1,782,507	Settlement risk of Bank of Korea
	MUFGBANK and others	475,265	Derivatives transactions
	UBSAG and others	486,654	Others

		11,318,971

Securities measured at amortized cost	Bank of Korea and others	1,890,368	Repurchase agreements
	Bank of Korea	4,020,539	Borrowings from Bank of Korea
		5,047,277	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	230,050	Derivatives transactions
	CITI Bank and others	378,416	Others

		11,566,650

Loans	Others	12,863,079	Covered bond and others

		36,019,604

84

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,417,243	—

(In millions of Korean won)	December 31, 2022
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,572,441	—

85

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps to hedge the risk of changes in fair value due to the changes in interest rate of debentures, deposits, and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, borrowings in foreign currencies, and group of loans measured at amortized cost.

9.1 Details of derivative financial instruments held for trading as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			December 31, 2022
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	3,847,049	156,650	135,761	2,765,927	355,407	11,092
Futures [1]	1,112,923	—	—	1,626,608	—	—
Swaps [2]	223,135,489	461,433	347,771	222,419,084	759,599	469,544
Options	9,074,000	201,700	205,239	9,798,000	268,469	265,283

	237,169,461	819,783	688,771	236,609,619	1,383,475	745,919

Currency
Forwards	132,067,366	1,290,979	1,246,732	106,889,214	2,537,700	2,346,894
Futures [1]	—	—	—	50,692	—	—
Swaps	85,656,633	2,784,209	2,430,844	93,409,026	3,563,775	4,067,824
Options	1,238,255	2,077	8,193	2,270,274	24,585	29,294

	218,962,254	4,077,265	3,685,769	202,619,206	6,126,060	6,444,012

Stock and index
Futures	27,424	—	—	—	—	—
Options	704,000	12,119	141,903	355	33	—

	731,424	12,119	141,903	355	33	—

	456,863,139	4,909,167	4,516,443	439,229,180	7,509,568	7,189,931

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 188,969,696 million and ~~W~~ 184,555,603 million as of December 31, 2023 and 2022, respectively, were traded through the central clearing house.

86

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,802,610	3,370,605	1,559,872	349,482	267,778	2,304,270	9,654,617
Average price condition (%), (SOFR and CD)	4.77	4.86	5.18	5.23	5.73	4.93	4.95
Cash flow hedge
Nominal amount of the hedging instrument	1,028,940	—	386,820	820,058	—	—	2,235,818
Average price condition (%), (SOFR and CD)	4.12	—	5.37	6.33	—	—	5.15

(In millions of Korean won)	December 31, 2022
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	5,064,802	1,128,620	2,660,326	1,862,039	426,551	2,147,845	13,290,183
Average price condition (%), (SOFR, CD and LIBOR)	4.17	4.52	4.64	4.56	4.36	4.64	4.43
Cash flow hedge
Nominal amount of the hedging instrument	843,555	226,730	—	—	806,003	—	1,876,288
Average price condition (%), (SOFR, CD and LIBOR)	4.64	4.06	—	—	5.10	—	4.77

87

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023				2023
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	1,975,442	—	(50,746)	—	49,323
	Debt securities in foreign currencies	2,585,073	—	(111,902)	—	74,080
	Deposits in Korean won	—	49,985	—	(15)	15
	Deposits in foreign currencies	—	32,015	—	(6,667)	(1,924)
	Debentures in Korean won	—	5,678,927	—	(141,073)	(94,418)
	Debentures in foreign currencies	—	1,310,952	—	(68,706)	(27,159)
		4,560,515	7,071,879	(162,648)	(216,461)	(83)

(In millions of Korean won)		December 31, 2022				2022
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	2,467,171	—	(107,444)	—	(86,757)
	Debt securities in foreign currencies	3,142,972	—	(232,085)	—	(215,184)
	Deposits in foreign currencies	—	29,429	—	(8,591)	6,976
	Debentures in Korean won	—	5,690,371	—	(249,629)	171,841
	Debentures in foreign currencies	—	1,196,781	—	(95,865)	123,817

		5,610,143	6,916,581	(339,529)	(354,085)	693

88

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	9,654,617	111,359	75,776	(15,927)

(In millions of Korean won)	December 31, 2022			2022
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	13,290,183	186,258	104,856	(1,245)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Interest rate	6,513	(552)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Losses on hedging instruments	6,597	28,171
Gains on hedged items attributable to the hedged risk	(5,846)	(28,752)

	751	(581)

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2023	December 31, 2022	2023	2022
Interest rate risk	21,017	33,921	13,824	(47,251)

89

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2023 and 2022 and changes in fair value for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,235,818	34,969	2,047	(12,455)

(In millions of Korean won)	December 31, 2022			2022
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	1,876,288	51,968	—	44,064

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Gains on hedging instruments:	(12,455)	44,064
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income)	(12,395)	43,886
Ineffective portion of gains on cash flow hedging instruments (recognized in profit)	(60)	178

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash flow hedges for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other comprehensive income	(12,395)	43,886
Reclassification to profit	(5,200)	2,388
Income tax effect	4,691	(12,264)

	(12,904)	34,010

9.4.5 As of December 31, 2023, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until August 5, 2027.

90

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Loans	375,588,104	365,118,018
Deferred loan origination fees and costs	510,766	494,795
Less: Allowances for credit losses	(2,475,860)	(1,773,728)

	373,623,010	363,839,085

10.2 Details of loans to banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Loans	12,994,437	12,027,410
Less: Allowances for credit losses	(21,950)	(2,881)

	12,972,487	12,024,529

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
	Retail	Corporate	Total
Loans in Korean won	166,905,843	172,316,635	339,222,478
Loans in foreign currencies	97,729	16,141,611	16,239,340
Domestic import usance bills	—	3,398,981	3,398,981
Off-shore funding loans	—	507,683	507,683
Call loans	—	269,198	269,198
Bills bought in Korean won	—	1,861	1,861
Bills bought in foreign currencies	—	1,272,372	1,272,372
Guarantee payments under acceptances and guarantees	—	6,709	6,709
Bonds purchased under repurchase agreements	—	1,969,916	1,969,916
Privately placed bonds	—	215,895	215,895

	167,003,572	196,100,861	363,104,433
Proportion (%)	45.99	54.01	100.00

Less: Allowances for credit losses	(660,139)	(1,793,771)	(2,453,910)

	166,343,433	194,307,090	360,650,523

91

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Retail	Corporate	Total
Loans in Korean won	166,411,567	159,709,016	326,120,583
Loans in foreign currencies	130,285	16,482,236	16,612,521
Domestic import usance bills	—	4,499,072	4,499,072
Off-shore funding loans	—	963,709	963,709
Call loans	—	100,000	100,000
Bills bought in Korean won	—	860,767	860,767
Bills bought in foreign currencies	—	1,777,661	1,777,661
Guarantee payments under acceptances and guarantees	—	2,083	2,083
Bonds purchased under repurchase agreements	—	2,281,357	2,281,357
Privately placed bonds	—	367,650	367,650

	166,541,852	187,043,551	353,585,403
Proportion (%)	47.10	52.90	100.00

Less: Allowances for credit losses	(725,584)	(1,045,263)	(1,770,847)

	165,816,268	185,998,288	351,814,556

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	522,284	338,909	(327,972)	—	533,221
Others	379	76	(349)	—	106

	522,663	338,985	(328,321)	—	533,327

Deferred loan origination fees
Loans in Korean won	24,039	7,882	(11,182)	—	20,739
Loans in foreign currencies and others	3,829	4	(2,011)	—	1,822

	27,868	7,886	(13,193)	—	22,561

	494,795	331,099	(315,128)	—	510,766

(In millions of Korean won)	2022
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	583,477	243,913	(305,106)	—	522,284
Others	168	550	(343)	4	379

	583,645	244,463	(305,449)	4	522,663

Deferred loan origination fees
Loans in Korean won	10,076	23,067	(9,104)	—	24,039
Loans in foreign currencies and others	2,389	8,432	(6,998)	6	3,829

	12,465	31,499	(16,102)	6	27,868

	571,180	212,964	(289,347)	(2)	494,795

92

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023
	Retail				Corporate
	12-month expected	Lifetime expected credit losses		Credit	12-month expected	Lifetime expected credit losses		Credit
	credit losses	Non- impaired	Impaired	impaired approach	credit losses	Non- impaired	Impaired	impaired approach
Beginning	416,348	195,027	114,209	—	369,592	502,475	176,077	—
Transfer between stages:
Transfer to 12-month expected credit losses	124,094	(124,067)	(27)	—	114,545	(114,120)	(425)	—
Transfer to lifetime expected credit losses (non-impaired)	(108,095)	118,414	(10,319)	—	(115,495)	146,835	(31,340)	—
Transfer to lifetime expected credit losses (impaired)	(798)	(57,686)	58,484	—	(1,539)	(75,532)	77,071	—
Write-offs	—	14	(252,853)	—	—	9	(189,411)	—
Sales	(1,040)	(506)	(3,062)	—	—	(315)	(24,195)	—
Provision(reversal) for credit losses [1,2]	(55,122)	40,119	209,348	—	376,010	285,630	323,796	—
Others (exchange differences, etc.)	107	194	(2,644)	—	731	294	(4,972)	—

Ending [3]	375,494	171,509	113,136	—	743,844	745,276	326,601	—

93

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

	2022
	Retail				Corporate
	12-month expected	Lifetime expected credit losses		Credit	12-month expected	Lifetime expected credit losses		Credit
	credit losses	Non-impaired	Impaired	impaired approach	credit losses	Non-impaired	Impaired	impaired approach
Beginning	288,395	164,845	105,367	—	321,650	426,492	194,969	—
Transfer between stages:
Transfer to 12-month expected credit losses	115,382	(115,348)	(34)	—	120,159	(119,860)	(299)	—
Transfer to lifetime expected credit losses (non-impaired)	(94,126)	99,854	(5,728)	—	(91,116)	114,517	(23,401)	—
Transfer to lifetime expected credit losses (impaired)	(705)	(38,984)	39,689	—	(1,122)	(37,983)	39,105	—
Write-offs	—	(1)	(213,834)	—	—	(3)	(146,176)	—
Sales	(805)	(137)	(289)	—	—	(58)	(14,064)	—
Provision for credit losses [1,2]	108,306	84,778	189,369	—	17,858	118,015	127,171	—
Others (exchange differences, etc.)	(99)	20	(331)	—	2,163	1,355	(1,228)	—

Ending	416,348	195,027	114,209	—	369,592	502,475	176,077	—

[1]

Provision (reversal) for credit losses in the statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 130,694 million and ~~W~~ 223,355 million of collections from written-off loans for the years ended December 31, 2023 and 2022, respectively.
[3]	Includes additional allowances of ~~W~~ 214,276 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2023.

The amount of financial assets that the bank wrote off during the current year but is continuing recovery activities is ~~W~~ 442,241 million. The Bank manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 6,947,603 million and ~~W~~ 7,037,343 million as of December 31, 2023 and 2022, respectively.

94

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month	Lifetime expected credit losses		Credit
	expected credit losses	Non- impaired	Impaired	impaired approach
Beginning	338,830,966	25,969,392	812,455	—
Transfer between stages:
Transfer to 12-month expected credit losses	31,820,666	(31,521,657)	(299,009)	—
Transfer to lifetime expected credit losses (non-impaired)	(39,383,865)	40,007,920	(624,055)	—
Transfer to lifetime expected credit losses (impaired)	(745,605)	(2,307,133)	3,052,738	—
Write-offs	—	23	(442,264)	—
Sales	(2,898,483)	(39,365)	(392,330)	—
Net increase (decrease) (execution, repayment, and others)	16,380,325	(1,320,370)	(801,479)	—

Ending	344,004,004	30,788,810	1,306,056	—

(In millions of Korean won)	2022
	12-month	Lifetime expected credit losses		Credit
	expected credit losses	Non- impaired	Impaired	impaired approach
Beginning	324,592,824	25,567,832	779,824	—
Transfer between stages:
Transfer to 12-month expected credit losses	33,342,008	(33,283,109)	(58,899)	—
Transfer to lifetime expected credit losses (non-impaired)	(36,557,245)	36,905,018	(347,773)	—
Transfer to lifetime expected credit losses (impaired)	(251,387)	(1,228,003)	1,479,390	—
Write-offs	—	(4)	(360,010)	—
Sales	(2,449,296)	(13,615)	(129,128)	—
Net increase (decrease) (execution, repayment, and others)	20,154,062	(1,978,727)	(550,949)	—

Ending	338,830,966	25,969,392	812,455	—

95

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	5,353,482	4,084,362
Financial bonds	2,980,101	5,287,488
Corporate bonds	219,219	145,007
Beneficiary certificates	5,420,739	6,666,088
Investment funds	769,382	528,795
Other debt securities	1,340,049	934,068
Equity securities:
Stocks	144,577	137,831
Loans:
Other loans	288,319	280,905
Others:
Financial instruments indexed to the price of gold	93,743	90,006

	16,609,611	18,154,550

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	8,246,333	7,672,296
Financial bonds	16,368,060	17,079,749
Corporate bonds	11,287,148	12,603,246
Asset-backed securities	821,829	237,605
Other debt securities	—	167,247
Equity securities:
Stocks	1,407,864	1,402,899
Equity investments	8,019	15,555
Loans:
Privately placed bonds	311,610	231,021

	38,450,863	39,409,618

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,502,632	6,520,633
Financial bonds	12,913,853	10,315,697
Corporate bonds	9,368,943	10,026,039
Asset-backed securities	9,398,498	7,395,434
Other debt securities	147,847	363,984
Less: Allowances for credit losses	(18,110)	(5,384)

	38,313,663	34,616,403

	76,764,526	74,026,021

96

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023		2022
		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	—	1,999	—	409
	Unlisted	—	2,361	—	9,476

		—	4,360	—	9,885

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023		2022
		Disposal price	Accumulated other comprehensive loss as of disposal date	Disposal price	Accumulated other comprehensive income as of disposal date
Stocks	Listed	36,595	36,719	425,736	335,203
	Unlisted	282	(738)	—	—

		36,877	35,981	425,736	335,203

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	10,922	(1,645)	9,277
Securities measured at amortized cost	14,183	(1,458)	12,725

	25,105	(3,103)	22,002

(In millions of Korean won)	2022
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	1,666	(3,462)	(1,796)
Securities measured at amortized cost	2,771	(613)	2,158

	4,437	(4,075)	362

97

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	11,601	270	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(532)	(270)	—
Provision (reversal) for credit losses	22,002	—	—
Others (exchange differences, etc.)	21	—	—

Ending	33,092	—	—

(In millions of Korean won)	2022
	12-month expected	Lifetime expected credit losses
	credit losses	Non-impaired	Impaired
Beginning	11,985	27	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(612)	(20)	—
Provision (reversal) for credit losses	99	263	—
Others (exchange differences, etc.)	129	—	—

Ending	11,601	270	—

98

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13. Investments in Associates and Subsidiaries

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,617	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(12,640)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	29.63	13,886	12,588	13,886	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,524	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	50,400	47,947	50,400	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	7,150	6,916	7,150	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	7,814	1,500	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	9,424	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	14,297	344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	3,031	1,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	4,860	6,628	4,860	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	16,936	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	32,655	34,721	32,655	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	—	3,072	—	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	43,755	43,850	Investment finance	Korea
KB Global Platform Fund No.2	20.00	12,000	11,172	12,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,750	10,454	12,750	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,483	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	9,700	9,566	9,700	Investment finance	Korea

99

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Smart Scale Up Fund	25.00	50,000	52,905	50,000	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,597	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	12,000	11,459	11,471	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	14,300	13,498	13,531	Investment finance	Korea
KB New Deal Innovation Fund	20.00	20,000	19,372	18,893	Investment finance	Korea
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	20.43	27,034	26,969	27,034	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,541	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(880)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(96)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(33)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	142	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	546	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	436	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	30	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	376	—	Manufacture of smelting, refining and alloys	Korea

100

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location

Computerlife Co., Ltd. [4]	25.41	—	(124)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(338)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(72)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	243	—	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	844	—	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	14	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	31	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	51,866	200,000	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	63	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	309	—	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	4	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd. [4]	33.64	—	705	—	Freight transport brokerage, agency and related services	Korea
MJK TRADING CO.,LTD.[4]	25.05	—	(62)	—	Braided clothing manufacturing	Korea
ONIGYU CO.,LTD. [4]	32.45	—	33	—	Brokerage of food and tobacco	Korea
DNGV CO.,LTD [4]	22.39	—	411	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co.,Ltd. [4]	22.91	—	93	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD. [4]	29.32	—	737	—	Manufacture of industrial electrical and electronic equipment	Korea
		578,888	443,899	574,752

Subsidiaries
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	530,056	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD 20,000	11,227	22,405	Micro financing	Myanmar
KB BANK MYANMAR LTD [5]	100.00	USD 200,000	256,568	221,780	Banking and foreign exchange transaction	Myanmar
KB PRASAC BANK PLC. [5,6]	100.00	USD 997,098	1,358,804	1,199,370	Banking and foreign exchange transaction	Cambodia
PT Bank KB Bukopin Tbk [5]	66.88	IDR 100,525	411,437	840,386	Banking and foreign exchange transaction	Indonesia
Orient Kwang-yang Co., Ltd.	36.16	—	(5,978)	—	Building of ships	Korea
			2,562,114	2,702,096

			3,006,013	3,276,848

101

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,959	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(15,963)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	30.00	14,361	13,165	14,361	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	4,038	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	26,600	25,357	26,600	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	2,600	2,563	2,600	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	2,200	9,793	2,200	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	10,662	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.47	8,144	19,840	8,144	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	2,989	1,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	5,220	7,390	5,220	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	15,204	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	35,000	34,693	35,000	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	21.28	6,600	8,901	6,600	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	50,366	43,850	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	14,250	12,786	14,250	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,542	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	10,000	8,380	10,000	Investment finance	Korea
KB Smart Scale Up Fund	25.00	43,000	40,288	43,000	Investment finance	Korea
KB Scale Up Fund II	20.00	4,500	4,438	4,500	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,519	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	9,000	8,709	9,000	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	29.41	6,600	6,217	6,600	Investment finance	Korea
KB New Deal Innovation Fund	20.00	13,600	13,241	13,600	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,244	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea

102

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(73)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(191)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	(5)	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	549	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,112	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	523	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	34	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	374	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(130)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(318)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(36)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	246	—	Manufacture of nonferrous metal	Korea
IDTECK Co., Ltd. [4]	20.54	—	42	—	Other manufacturing of wireless telecommunications equipment	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea

103

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.1 Details of investments in associates and subsidiaries as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won) (In thousands of US dollars) (In hundred millions of Indonesian rupiah)	December 31, 2022
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner Co., Ltd. [4]	20.94	—	832	—	Backlight film	Korea
Inter Shipping Co., Ltd. [4]	42.09	—	(1,038)	—	Sea freight water transport	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	246	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	(1)	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	408	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	35	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.25	200,000	61,518	200,000	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	171	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	306	—	Manufacture of edible refined oil and processed oil	Korea

		511,984	379,534	510,253

Subsidiaries
Kookmin Bank Cambodia PLC. [5,6]	100.00	USD 76,259	140,477	86,761	Banking and foreign exchange transaction	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	501,506	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co.,Ltd [5]	100.00	USD 20,000	10,636	22,405	Micro financing	Myanmar
KB Bank Myanmar Co., Ltd. [5]	100.00	USD 200,000	248,823	221,780	Banking and foreign exchange transaction	Myanmar
PRASAC Microfinance Institution PLC. [5,6]	99.99	USD 920,839	1,083,421	1,112,609	Micro financing	Cambodia
PT Bank KB Bukopin Tbk. [5]	67.00	IDR 88,228	(86,104)	375,332	Banking and foreign exchange transaction	Indonesia
Orient Kwang-yang Co., Ltd.	36.16	—	(5,930)	—	Building of ships	Korea

			1,892,829	2,237,042

			2,272,363	2,747,295

[1]

As of December 31, 2023 and 2022, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2023, the Bank has fully redeemed its investment stake, but retains rights over the remaining stake due to incomplete liquidation.
[3]	As of December 31, 2023 and 2022, the Bank participates in the investment management committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[5]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.
[6]

PRASAC Microfinance Institution PLC. Merged Kookmin Bank Cambodia PLC. On September 1, 2023, and the official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

104

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

Although the Bank holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Bank’s influence on those trusts is limited according to the trust agreement. In addition, the Bank holds 20% or more of its ownership in KLB Securities Co., Ltd. and three other companies, but those companies are excluded from associates, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

105

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	14,361	—	(475)	—	13,886
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	26,600	23,800	—	—	50,400
KB Prime Digital Platform Fund	2,600	4,550	—	—	7,150
Future Planning KB Start-up Creation Fund	2,200	—	(700)	—	1,500
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	8,144	—	(7,800)	—	344
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,800	—	—	—	1,800
KB-TS Technology Venture Private Equity Fund	5,220	—	(360)	—	4,860
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	(2,345)	—	32,655
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	6,600	—	(6,600)	—	—
KB Global Platform Fund	43,850	—	—	—	43,850
KB Global Platform Fund No.2	—	12,000	—	—	12,000
KB-UTC Inno-Tech Venture Fund	14,250	—	(1,500)	—	12,750
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	10,000	—	(300)	—	9,700
KB Smart Scale Up Fund	43,000	7,000	—	—	50,000
KB Scale Up Fund II	4,500	—	(4,500)	—	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	9,000	3,000	—	(529)	11,471
KB-SOLIDUS Healthcare Investment Fund	6,600	7,700	—	(769)	13,531
KB New Deal Innovation Fund	13,600	6,400	—	(1,107)	18,893
KB MEZZANINE CAPITAL 4TH PRIVATE EQUITY FUND	—	29,176	(29,176)	—	—

106

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	27,034	—	—	27,034
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY CO.,LTD.	200,000	—	—	—	200,000
Subsidiaries
Kookmin Bank Cambodia Plc. *	86,761	—	(86,761)	—	—
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
KB PRASAC BANK PLC. *	1,112,609	86,761	—	—	1,199,370
PT Bank KB Bukopin Tbk	375,332	773,122	—	(308,068)	840,386
Orient Kwang-yang Co., Ltd.	—	—	—	—	—

	2,747,295	980,543	(140,517)	(310,473)	3,276,848

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Company	109,584	—	(109,584)	—	—
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	4,613	9,748	—	—	14,361
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	12,600	14,000	—	—	26,600
KB Prime Digital Platform Fund	—	2,600	—	—	2,600
Future Planning KB Start-up Creation Fund	3,900	—	(1,700)	—	2,200
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	12,344	—	(4,200)	—	8,144
KB-KDBC Pre-IPO New Technology Business Investment Fund	4,400	—	(2,600)	—	1,800
KB-TS Technology Venture Private Equity Fund	7,650	—	(2,430)	—	5,220
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	—	—	35,000

107

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

13.2 Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	13,000	—	(6,400)	—	6,600
KB Global Platform Fund	42,000	8,000	(6,150)	—	43,850
KB-UTC Inno-Tech Venture Fund	14,250	—	—	—	14,250
Associates
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	10,000	—	—	—	10,000
KB Smart Scale Up Fund	31,000	12,000	—	—	43,000
KB Scale Up Fund II	—	4,500	—	—	4,500
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	3,000	6,000	—	—	9,000
KB-SOLIDUS Healthcare Investment Fund	600	6,000	—	—	6,600
KB New Deal Innovation Fund	4,000	9,600	—	—	13,600
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY CO.,LTD.	—	200,000	—	—	200,000
Subsidiaries
Kookmin Bank Cambodia Plc.	86,761	—	—	—	86,761
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
PRASAC Microfinance Institution PLC	1,112,609	—	—	—	1,112,609
PT Bank KB Bukopin Tbk	731,659	—	—	(356,327)	375,332
Orient Kwang-yang Co., Ltd.	—	—	—	—	—

	2,964,238	272,448	(133,064)	(356,327)	2,747,295

*

PRASAC Microfinance Institution PLC. merged Kookmin Bank Cambodia PLC. on September 1, 2023, and the official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

108

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,817,320	—	(4)	1,817,316
Buildings	1,742,643	(583,235)	(5,747)	1,153,661
Leasehold improvements	928,472	(877,487)	—	50,985
Equipment and vehicles	1,150,791	(1,055,045)	—	95,746
Construction in-progress	12,889	—	—	12,889
Right-of-use assets	1,090,535	(769,433)	—	321,102

	6,742,650	(3,285,200)	(5,751)	3,451,699

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,827,827	—	(4)	1,827,823
Buildings	1,723,871	(545,387)	(5,747)	1,172,737
Leasehold improvements	888,348	(837,677)	—	50,671
Equipment and vehicles	1,215,431	(1,080,071)	—	135,360
Construction in-progress	2,372	—	—	2,372
Right-of-use assets	991,148	(650,977)	—	340,171

	6,648,997	(3,114,112)	(5,751)	3,529,134

109

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

14.1.2 Changes in property and equipment for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,827,823	16	(10,510)	—	—	(13)	1,817,316
Buildings	1,172,737	348	22,781	(4)	(42,182)	(19)	1,153,661
Leasehold improvements	50,671	114	39,921	—	(39,765)	44	50,985
Equipment and vehicles	135,360	49,315	—	(460)	(88,523)	54	95,746
Construction in-progress	2,372	85,322	(74,779)	—	—	(26)	12,889
Right-of-use assets [1]	340,171	595,047	318	(426,223)	(196,562)	8,351	321,102

	3,529,134	730,162	(22,269)	(426,687)	(367,032)	8,391	3,451,699

(In millions of Korean won)	2022
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,866,826	55	(32,963)	(6,072)	—	(23)	1,827,823
Buildings	1,166,915	1,421	49,755	(3,818)	(41,496)	(40)	1,172,737
Leasehold improvements	59,827	1,672	33,605	(7)	(44,504)	78	50,671
Equipment and vehicles	146,095	83,939	(817)	(380)	(93,490)	13	135,360
Construction in-progress	24,130	92,726	(114,484)	—	—	—	2,372
Right-of-use assets [1]	342,395	533,562	255	(382,399)	(191,569)	37,927	340,171

	3,606,188	713,375	(64,649)	(392,676)	(371,059)	37,955	3,529,134

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

110

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated Depreciation	Carrying amount
Land	64,762	—	64,762
Buildings	73,435	(14,969)	58,466

	138,197	(14,969)	123,228

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	63,139	—	63,139
Buildings	69,628	(13,444)	56,184

	132,767	(13,444)	119,323

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2023, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	214,067	Cost approach method	- Price per square meter - Replacement cost

Fair value of investment properties amounts to ~~W~~ 214,067 million and ~~W~~ 194,157 million as of December 31, 2023 and 2022, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 6,408 million and ~~W~~ 5,441 million for the years ended December 31, 2023 and 2022, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	63,139	—	1,622	—	64,761
Buildings	56,184	—	4,099	(1,816)	58,467

	119,323	—	5,721	(1,816)	123,228

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	55,190	—	7,949	—	63,139
Buildings	42,461	—	15,381	(1,658)	56,184

	97,651	—	23,330	(1,658)	119,323

111

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,724,020	(1,318,661)	(15,385)	389,974

	1,789,308	(1,318,661)	(15,385)	455,262

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,589,447	(1,146,478)	(14,978)	427,991

	1,654,735	(1,146,478)	(14,978)	493,279

15.2 The goodwill as of December 31, 2023 and 2022, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2023 are as follows:

	December 31, 2023
(In millions of Korean won)	Retail banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	5,470,481	13,290,555	19,031,036
Discount rate (%)	14.72	14.32
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

112

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on GDP growth rate, market size, and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,189	(1,822)	—	367
Software	1,489,052	(1,192,521)	—	296,531
Other intangible assets	197,651	(90,786)	(15,385)	91,480
Right-of-use assets	35,128	(33,532)	—	1,596

	1,724,020	(1,318,661)	(15,385)	389,974

	December 31, 2022
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,993	(1,694)	—	299
Software	1,387,570	(1,029,725)	—	357,845
Other intangible assets	164,757	(82,535)	(14,978)	67,244
Right-of-use assets	35,127	(32,524)	—	2,603

	1,589,447	(1,146,478)	(14,978)	427,991

113

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	299	197	—	—	(129)	—	367
Software	357,845	101,455	—	—	(162,791)	22	296,531
Other intangible assets	67,244	62,652	—	—	(26,545)	(11,871)	91,480
Right-of-use assets	2,603	—	—	—	(1,007)	—	1,596

	427,991	164,304	—	—	(190,472)	(11,849)	389,974

	2022
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	224	193	—	—	(117)	(1)	299
Software	325,658	168,256	817	—	(136,906)	20	357,845
Other intangible assets	77,474	2,787	—	(245)	(12,849)	77	67,244
Right-of-use assets	3,610	—	—	—	(1,007)	—	2,603

	406,966	171,236	817	(245)	(150,879)	96	427,991

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(14,978)	(11,891)	—	11,484	(15,385)

	2022
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,145)	—	—	167	(14,978)

114

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	179,786	—	179,786
Impairment losses of property and equipment	7,295	—	7,295
Share-based payments	15,229	—	15,229
Provisions for acceptances and guarantees	48,917	—	48,917
Gains or losses on valuation of derivatives	—	(154,892)	(154,892)
Present value discount	370	—	370
Gains or losses on fair value hedge	—	(57,146)	(57,146)
Accrued interest	—	(102,407)	(102,407)
Deferred loan origination fees and costs	—	(113,810)	(113,810)
Gains or losses on revaluation *	—	(259,839)	(259,839)
Investments in subsidiaries and others	4,804	—	4,804
Gains or losses on valuation of security investment	—	(253,504)	(253,504)
Defined benefit liabilities	405,527	—	405,527
Accrued expenses	200,276	—	200,276
Retirement insurance expense	—	(461,169)	(461,169)
Adjustments to the prepaid contributions	—	(33,005)	(33,005)
Others	255,454	(92,297)	163,157

	1,117,658	(1,528,069)	(410,411)
Offsetting of deferred income tax assets and liabilities	(1,117,658)	1,117,658	—

	—	(410,411)	(410,411)

	December 31, 2022
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	83,333	—	83,333
Impairment losses of property and equipment	5,155	—	5,155
Share-based payments	13,112	—	13,112
Provisions for acceptances and guarantees	39,787	—	39,787
Gains or losses on valuation of derivatives	—	(155,184)	(155,184)
Present value discount	95	—	95
Gains or losses on fair value hedge	—	(93,833)	(93,833)
Accrued interest	—	(72,868)	(72,868)
Deferred loan origination fees and costs	—	(115,553)	(115,553)
Gains or losses on revaluation *	—	(261,502)	(261,502)
Investments in subsidiaries and others	17,121	—	17,121
Gains or losses on valuation of security investment	245,988	—	245,988
Defined benefit liabilities	375,797	—	375,797
Accrued expenses	172,345	—	172,345
Retirement insurance expense	—	(459,323)	(459,323)
Adjustments to the prepaid contributions	—	(27,986)	(27,986)
Others	225,017	(96,937)	128,080

	1,177,750	(1,283,186)	(105,436)
Offsetting of deferred income tax assets and liabilities	(1,177,750)	1,177,750	—

	—	(105,436)	(105,436)

*	Gains on Land revalution

115

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 1,113,869 million and ~~W~~ 635,093 million associated with investments in subsidiaries and others as of December 31, 2023 and 2022, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 42,288 million and ~~W~~ 34,908 million associated with others as of December 31, 2023 and 2022, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2023 and 2022 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

116

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	314,465	314,465	681,009	681,009
Impairment losses of property and equipment	19,452	19,383	27,564	27,633
Share-based payments	49,479	49,479	57,685	57,685
Provisions for acceptances and guarantees	150,140	150,140	185,290	185,290
Present value discount	358	358	1,401	1,401
Investments in subsidiaries and others	699,701	—	432,364	1,132,065
Gains or losses on valuation of security investment	928,258	928,258	—	—
Defined benefit liabilities	1,418,104	171,669	289,654	1,536,089
Accrued expenses	650,357	650,357	758,620	758,620
Others	884,026	410,956	536,848	1,009,918

	5,114,340	2,695,065	2,970,435	5,389,710

Unrecognized deferred income tax assets
Investments in subsidiaries and others	635,093			1,113,869
Others	34,908			42,288

	4,444,339			4,233,553

Tax rate (%)	26.50			26.40

Total deferred income tax assets	1,177,750			1,117,658

Taxable temporary differences
Gains or losses on fair value hedge	(354,085)	(354,085)	(216,460)	(216,460)
Accrued interest	(274,975)	(216,794)	(329,724)	(387,905)
Deferred loan origination fees and costs	(436,047)	(436,047)	(431,098)	(431,098)
Gains or losses on valuation of derivatives	(585,598)	(585,598)	(586,712)	(586,712)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(986,799)	(2,561)	—	(984,238)
Retirement insurance expense	(1,733,295)	(174,146)	(187,703)	(1,746,852)
Adjustments to the prepaid contributions	(105,608)	(105,608)	(125,019)	(125,019)
Gains or losses on valuation of security investment	—	—	(960,241)	(960,241)
Others	(365,805)	(309,968)	(293,774)	(349,611)

	(4,907,500)	(2,184,807)	(3,130,731)	(5,853,424)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(4,842,212)			(5,788,136)

Tax rate (%)	26.50			26.40

Total deferred income tax liabilities	(1,283,186)			(1,528,069)

117

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

16.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	276,213	276,213	314,465	314,465
Impairment losses of property and equipment	27,077	19,880	12,255	19,452
Share-based payments	57,042	57,042	49,479	49,479
Provisions for acceptances and guarantees	120,332	120,332	150,140	150,140
Present value discount	—	—	358	358
Investments in subsidiaries and others	197,142	—	502,559	699,701
Gains or losses on valuation of security investment	—	—	928,258	928,258
Defined benefit liabilities	1,706,586	288,674	192	1,418,104
Accrued expenses	540,823	540,823	650,357	650,357
Others	878,679	392,448	397,795	884,026

	3,803,894	1,695,412	3,005,858	5,114,340

Unrecognized deferred income tax assets
Investments in subsidiaries and others	152,345			635,093
Others	39,822			34,908

	3,611,727			4,444,339

Tax rate (%)	27.50			26.50

Total deferred income tax assets	993,225			1,177,750

Taxable temporary differences
Gains or losses on fair value hedge	(53,243)	(53,243)	(354,085)	(354,085)
Accrued interest	(155,936)	(119,589)	(238,628)	(274,975)
Deferred loan origination fees and costs	(503,266)	(503,266)	(436,047)	(436,047)
Gains or losses on valuation of derivatives	(296,525)	(296,525)	(585,598)	(585,598)
Present value discount	(517)	(517)	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(1,008,984)	(22,185)	—	(986,799)
Retirement insurance expense	(1,605,938)	(237,587)	(364,944)	(1,733,295)
Adjustments to the prepaid contributions	(106,446)	(106,446)	(105,608)	(105,608)
Gains or losses on valuation of security investment	(1,823,307)	(1,823,307)	—	—
Others	(385,137)	(329,375)	(310,043)	(365,805)

	(6,004,587)	(3,492,040)	(2,394,953)	(4,907,500)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(5,939,299)			(4,842,212)

Tax rate (%)	27.50			26.50

Total deferred income tax liabilities	(1,633,307)			(1,283,186)

*	Gains on Land revalution

118

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	22,488	(1,642)	20,846	32,238
Buildings held for sale	19,840	(8,279)	11,561	12,793

	42,328	(9,921)	32,407	45,031

	December 31, 2022
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	20,020	(659)	19,361	31,144
Buildings held for sale	17,456	(5,846)	11,610	12,637

	37,476	(6,505)	30,971	43,781

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2023, are as follows:

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	45,031	Market comparison approach model and others	Adjustment index	0.54 ~ 2.18	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

119

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(6,505)	(5,619)	—	2,203	(9,921)

	2022
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(12,498)	(5,752)	—	11,745	(6,505)

17.4 As of December 31, 2023, assets held for sale consist of 22 real estates of closed offices, which were determined to sell by management, but not yet sold as of December 31, 2023. Negotiation with buyers is in process for the one asset and the remaining 22 assets are also being actively marketed.

120

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

18. Other Assets

18.1 Details of other assets as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Other financial assets
Other receivables	7,221,199	3,442,060
Accrued income	1,771,422	1,462,182
Guarantee deposits	786,646	819,181
Domestic exchange settlement debits	804,570	861,742
Others	36,478	33,899
Less: Allowances for credit losses	(18,160)	(11,790)
Present value discount	(4,844)	(5,361)

	10,597,311	6,601,913

Other non-financial assets
Other receivables	526	94
Prepaid expenses	218,869	207,355
Guarantee deposits	1,957	1,908
Prepayments	25,077	21,456
Others	40,302	43,213
Less: Allowances for credit losses	(5,164)	(10,926)

	281,567	263,100

	10,878,878	6,865,013

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	11,790	10,926	22,716
Provision (reversal)	10,905	149	11,054
Write-offs	(5,095)	(5,911)	(11,006)
Others	560	—	560

Ending	18,160	5,164	23,324

(In millions of Korean won)	2022
	Other financial assets	Other non- financial assets	Total
Beginning	9,627	8,546	18,173
Provision (reversal)	2,875	2,450	5,325
Write-offs	(1,801)	(70)	(1,871)
Others	1,089	—	1,089

Ending	11,790	10,926	22,716

121

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

19. Deposits

Details of deposits as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Demand deposits
Demand deposits in Korean won	146,454,720	147,981,433
Demand deposits in foreign currencies	9,071,746	10,780,079

	155,526,466	158,761,512

Time deposits
Time deposits in Korean won	195,820,815	187,999,054
Fair value adjustments of fair value hedged time deposits in Korean won	(15)	—
Time deposits in foreign currencies	16,780,713	15,023,134
Fair value adjustments of fair value hedged time deposits in foreign currencies	(6,667)	(8,592)

	212,594,846	203,013,596

Certificates of deposits	12,145,510	6,325,876

	380,266,822	368,100,984

20. Borrowings

20.1 Details of borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
General borrowings	24,812,727	35,556,621
Bonds sold under repurchase agreements and others	6,461,177	4,820,795
Call money	1,749,242	3,287,254

	33,023,146	43,664,670

122

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

20.2 Details of general borrowings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	2.00	2,520,472	8,282,289
	Borrowings from the government	SEMAS and others	0.00~3.41	2,500,160	2,670,867
	Borrowings from non-banking financial institutions	Korea Development Bank	1.68~2.93	503,503	477,788
	Other borrowings	Korea Development Bank and others	0.00~5.23	4,147,773	5,229,890

				9,671,908	16,660,834

Borrowings in foreign currencies	Due to banks	Woori Bank and others	—	38,194	18,270
	Borrowings from banks	Citicorp International Ltd and others	0.13~6.33	11,969,467	13,262,415
	Borrowings from other financial institutions	Export-Import Bank of Korea and others	5.89~6.07	24,662	38,249
	Other borrowings	DBS BANK and others	0.00~5.85	3,108,496	5,576,853

				15,140,819	18,895,787

				24,812,727	35,556,621

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.28~9.75	6,454,540	4,816,995
Bills sold	Counter sale	1.80~2.20	6,637	3,800

			6,461,177	4,820,795

20.4 Details of call money as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2023	December 31, 2022
Call money in Korean won	Samsung Asset Management	3.30	300,000	2,113,500
Call money in foreign currencies	CENTRAL BANK UZBEKISTAN and others	0.15~5.93	1,449,242	1,173,754

			1,749,242	3,287,254

123

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

21. Debentures

21.1 Details of debentures as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2023	December 31, 2022
Debentures in Korean won
Structured debentures	4.25~8.62	110,640	30,710
Subordinated fixed rate debentures	2.02~7.86	3,188,970	4,089,890
Fixed rate debentures	1.31~13.70	12,280,003	10,730,003
Floating rate debentures	3.51~4.21	4,330,000	4,100,000

		19,909,613	18,950,603
Fair value adjustments of fair value hedged debentures in Korean won		(141,073)	(249,629)
Less: Discount on debentures in Korean won		(8,686)	(7,371)

		19,759,854	18,693,603

Debentures in foreign currencies
Floating rate debentures	3.94~5.63	1,372,460	1,312,913
Fixed rate debentures	0.05~6.81	9,022,425	8,120,304

		10,394,885	9,433,217
Fair value adjustments of fair value hedged debentures in foreign currencies		(68,705)	(95,864)
Less: Discount on debentures in foreign currencies		(27,801)	(31,540)

		10,298,379	9,305,813

		30,058,233	27,999,416

21.2 Changes in debentures based on par value for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,710	90,000	(10,070)	—	110,640
Subordinated fixed rate debentures	4,089,890	—	(900,920)	—	3,188,970
Fixed rate debentures	10,730,003	11,180,000	(9,630,000)	—	12,280,003
Floating rate debentures	4,100,000	4,330,000	(4,100,000)	—	4,330,000

	18,950,603	15,600,000	(14,640,990)	—	19,909,613

Debentures in foreign currencies
Floating rate debentures	1,312,913	1,012,144	(1,000,513)	47,916	1,372,460
Fixed rate debentures	8,120,304	2,888,614	(2,197,508)	211,015	9,022,425

	9,433,217	3,900,758	(3,198,021)	258,931	10,394,885

	28,383,820	19,500,758	(17,839,011)	258,931	30,304,498

124

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

21.2 Changes in debentures based on par value for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,910	—	(200)	—	30,710
Subordinated fixed rate debentures	5,292,957	—	(1,203,067)	—	4,089,890
Fixed rate debentures	8,800,013	7,070,000	(5,140,010)	—	10,730,003
Floating rate debentures	5,310,000	4,960,000	(6,170,000)	—	4,100,000

	19,433,880	12,030,000	(12,513,277)	—	18,950,603

Debentures in foreign currencies
Floating rate debentures	1,948,962	755,815	(1,597,630)	205,766	1,312,913
Fixed rate debentures	5,596,228	3,354,673	(1,079,221)	248,624	8,120,304

	7,545,190	4,110,488	(2,676,851)	454,390	9,433,217

	26,979,070	16,140,488	(15,190,128)	454,390	28,383,820

22. Provisions

22.1 Details of provisions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Provisions for credit losses of unused loan commitments	200,706	159,211
Provisions for credit losses of acceptances and guarantees	185,290	150,140
Provisions for restoration costs	130,966	135,477
Others	374,229	49,410

	891,191	494,238

125

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2023 and 2022, are as follows:

	2023
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	101,828	57,383	—	23,517	118,724	7,899
Transfer between stages:
Transfer to 12-month expected credit losses	13,921	(13,885)	(36)	421	(421)	—
Transfer to lifetime expected credit losses	(13,494)	13,626	(132)	(356)	457	(101)
Impairment	(107)	(664)	771	—	(113)	113
Provision (reversal) for credit losses	25,276	16,373	(603)	8,962	28,401	(3,547)
Others (exchange differences, etc.)	112	337	—	141	1,149	44

Ending *	127,536	73,170	—	32,685	148,197	4,408

	2022
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	92,372	53,550	—	26,626	82,169	11,537
Transfer between stages:
Transfer to 12-month expected credit losses	22,750	(22,720)	(30)	1,144	(1,144)	—
Transfer to lifetime expected credit losses	(15,235)	15,327	(92)	(345)	1,006	(661)
Impairment	(126)	(460)	586	(9)	(142)	151
Provision (reversal) for credit losses	1,614	10,837	(464)	(4,527)	33,994	(3,262)
Others (exchange differences, etc.)	453	849	—	628	2,841	134

Ending	101,828	57,383	—	23,517	118,724	7,899

*	Includes additional provisions of ~~W~~ 21,456 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2023.

126

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

22.3 Changes in provisions for restoration costs for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Beginning	135,477	128,407
Provision	3,772	6,336
Reversal	(2,167)	1,261
Used	(12,319)	(12,411)
Unwinding of discount	5,742	2,363
Effect of changes in discount rate	461	9,521

Ending	130,966	135,477

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others *	Total
Beginning	46	2,794	7,641	3,253	35,676	49,410
Provision	64	4,687	8,966	6,408	325,821	345,946
Used and others	(63)	(4,121)	(8,017)	—	(8,926)	(21,127)

Ending	47	3,360	8,590	9,661	352,571	374,229

	2022
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others	Total
Beginning	43	3,062	7,626	5,365	11,035	27,131
Provision (reversal)	84	2,666	19	(2,112)	26,578	27,235
Used and others	(81)	(2,934)	(4)	—	(1,937)	(4,956)

Ending	46	2,794	7,641	3,253	35,676	49,410

*	Includes other provisions of ~~W~~ 333,290 million related to the Livelihood finance support program as of December 31, 2023.

127

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

- The Bank has the obligation to pay the agreed benefits to all its current and former employees.

- The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,534,828	(1,842,126)	(307,298)
Current service cost	125,912	—	125,912
Interest expense (income)	75,408	(91,587)	(16,179)
Remeasurements:
Actuarial gains and losses by experience adjustments	7,371	—	7,371
Actuarial gains and losses by changes in demographic assumptions	(525)	—	(525)
Actuarial gains and losses by changes in financial assumptions	82,889	—	82,889
Return on plan assets (excluding amounts included in interest income)	—	(21,146)	(21,146)
Contributions by the Bank	—	(92,000)	(92,000)
Payments from plans (benefit payments)	(171,669)	171,669	—
Payments from the Bank	(7,612)	—	(7,612)
Transfer in	5,143	(4,506)	637
Transfer out	(5,066)	5,066	—
Effect of exchange differences	(16)	—	(16)
Others	—	(163)	(163)

Ending	1,646,663	(1,874,793)	(228,130)

128

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,831,126	(1,692,621)	138,505
Current service cost	163,208	—	163,208
Interest expense (income)	46,853	(43,392)	3,461
Remeasurements:
Actuarial gains and losses by experience adjustments	9,041	—	9,041
Actuarial gains and losses by changes in demographic assumptions	41,988	—	41,988
Actuarial gains and losses by changes in financial assumptions	(351,203)	—	(351,203)
Return on plan assets (excluding amounts included in interest income)	—	54,808	54,808
Contributions by the Bank	—	(360,000)	(360,000)
Payments from plans (benefit payments)	(196,543)	196,543	—
Payments from the Bank	(7,724)	—	(7,724)
Transfer in	5,150	(4,516)	634
Transfer out	(7,052)	7,052	—
Effect of exchange differences	(16)	—	(16)

Ending	1,534,828	(1,842,126)	(307,298)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Present value of defined benefit obligation	1,646,663	1,534,828
Fair value of plan assets	(1,874,793)	(1,842,126)

Net defined benefit liabilities (assets)	(228,130)	(307,298)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Remeasurements:
Actuarial losses arising from experience adjustments	(7,371)	(9,041)
Actuarial losses arising from changes in demographic assumptions	525	(41,988)
Actuarial losses arising from changes in financial assumptions	(82,889)	351,203
Return on plan assets (excluding amounts included in interest income)	21,146	(54,808)
Income tax effect	18,108	(67,476)

Remeasurements after income tax expense	(50,481)	177,890

129

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

23.5 Details of fair value of plan assets as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,261,011	1,261,011
Others	—	613,782	613,782

	—	1,874,793	1,874,793

	December 31, 2022
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,388,054	1,388,054
Others	—	454,072	454,072

	—	1,842,126	1,842,126

23.6 Details of significant actuarial assumptions used as of December 31, 2023 and 2022, are as follows:

	December 31, 2023	December 31, 2022
Discount rate (%)	4.20	5.20
Salary increase rate (%)	0.00~5.04	0.00~5.25
Turnover rate (%)	1.68~38.60	2.30~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2023, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.18% decrease	3.38% increase
Salary increase rate	0.5%p	3.34% increase	3.17% decrease
Turnover rate	0.5%p	0.07% increase	0.08% decrease

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

130

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2023, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	164,829	218,654	619,818	860,680	2,476,462	4,340,443

The weighted average duration of the defined benefit obligation is 6.87 and 7.34 years as of December 31, 2023 and 2022, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2023, is ~~W~~ 92,000 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Other financial liabilities
Other payables	7,477,079	3,615,980
Prepaid card and debit card payables	3,367	1,840
Accrued expenses	4,469,628	2,915,891
Financial guarantee contracts liabilities	62,353	78,732
Deposits for letter of guarantees and others	523,597	1,099,789
Domestic exchange settlement credits	2,859,746	1,734,905
Foreign exchange settlement credits	215,410	248,826
Borrowings from other accounting businesses	2,793	—
Due to trust accounts	8,711,276	6,327,070
Liabilities incurred from agency relationships	514,642	513,621
Account for agency business	249,379	241,910
Lease liabilities	316,901	328,707
Others	84,111	51,054

	25,490,282	17,158,325

Other non-financial liabilities
Other payables	497,937	1,053,097
Unearned revenue	97,860	94,424
Accrued expenses	451,613	528,850
Withholding taxes	227,546	133,917
Others	44,067	46,566

	1,319,023	1,856,854

	26,809,305	19,015,179

131

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2023 and 2022, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2023	December 31, 2022
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Issuance date *	Maturity	Interest rate (%)	December 31, 2023	December 31, 2022
Amortized Conditional	July 2, 2019		4.35	574,523	574,523
Capital Securities	June 23, 2022	Permanent	4.89	299,327	299,327
	February 27, 2023		4.67	409,085	—
				1,282,935	873,850

*	Above hybrid securities are early redeemable by the Bank after 5 years from the issuance date and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

132

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Remeasurements of net defined benefit liabilities	(165,605)	(115,124)
Currency translation differences	255	3,132
Losses on debt securities measured at fair value through other comprehensive income	45,261	(649,850)
Gains on equity securities measured at fair value through other comprehensive income	641,179	641,536
Losses on cash flow hedging instruments	21,017	33,921

	542,107	(86,385)

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Legal reserves	2,046,228	2,043,654
Regulatory reserve for credit losses	2,785,965	2,715,060
Voluntary reserves	19,345,526	17,648,780
Unappropriated retained earnings	2,970,548	3,116,895

	27,148,267	25,524,389

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

133

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.5.2 Statement of appropriation of retained earnings (draft)

(Expected date of appropriation for 2023: March 21, 2024)

(Date of appropriation for 2022: March 23, 2023)

(In millions of Korean won)	2023	2022
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	87	53
Interim dividend	—	—
Dividends on hybrid securities	(57,179)	(34,400)
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	26,483	243,022
Profit for the year	3,001,157	2,908,220

	2,970,548	3,116,895

Transfer from voluntary reserves and others
Revaluation gains on property and equipment	2,173	18,054
Regulatory reserve for credit losses	384,274	—

	386,447	18,054

Appropriation of retained earnings
Voluntary reserves	1,884,700	1,714,800
Regulatory reserve for credit losses	—	70,905
Cash dividends:	1,467,896	1,346,582
(Dividends (rate) per share: ~~W~~ 3,630 (72.6%) in 2023) (Dividends (rate) per share: ~~W~~ 3,330 (66.6%) in 2022)	1,467,896	1,346,582
Other reserves	4,346	2,575

	3,356,942	3,134,862

Unappropriated retained earnings to be carried forward	53	87

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Amount before appropriation	2,785,965	2,715,060
Amount estimated to be appropriated	(384,274)	70,905

	2,401,691	2,785,965

134

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Regulatory reserve for credit losses estimated to be appropriated (reversed)	(384,274)	70,905
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,385,431	2,837,315

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Interest income
Securities measured at fair value through profit or loss	305,348	183,342
Loans measured at fair value through profit or loss	27,779	14,426
Securities measured at fair value through other comprehensive income	1,096,816	653,017
Loans measured at fair value through other comprehensive income	16,641	6,023
Due from financial institutions measured at amortized cost	163,335	56,728
Securities measured at amortized cost	1,055,570	602,106
Loans measured at amortized cost	17,751,196	12,126,138
Others	458,008	320,242

	20,874,693	13,962,022

Interest expense
Deposits	9,016,298	3,988,661
Borrowings	1,160,917	564,108
Debentures	1,035,946	665,059
Others	353,227	184,992

	11,566,388	5,402,820

Net interest income	9,308,305	8,559,202

Interest income recognized on impaired loans is ~~W~~ 24,119 million and ~~W~~ 14,880 million for the years ended December 31, 2023 and 2022, respectively.

135

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Fee and commission income
Banking activity fees	191,311	190,874
Lending activity fees	76,061	65,368
Credit card related fees	346	369
Debit card related fees	737	590
Agent activity fees	290,590	327,986
Trust and other fiduciary fees	251,133	214,159
Acceptances and guarantees fees	74,411	60,465
Foreign currency related fees	157,253	135,312
Securities agency fees	95,164	105,477
Other business account commission on consignment	33,873	36,211
Others	419,475	375,419

	1,590,354	1,512,230

Fee and commission expense
Trading activity related fees *	17,138	16,107
Lending activity fees	40,263	44,833
Credit card related fees	40,293	37,349
Outsourcing related fees	97,662	106,009
Foreign currency related fees	23,474	18,890
Management fees of written-off loans	12,345	12,841
Contributions to external institutions	30,467	27,996
Others	147,314	147,379

	408,956	411,404

Net fee and commission income	1,181,398	1,100,826

*	Fees from financial instruments at fair value through profit or loss

136

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	1,008,805	530,057
Equity securities	20,718	12,425

	1,029,523	542,482

Derivatives held for trading:
Interest rate	5,264,886	7,398,966
Currency	8,814,584	13,646,564
Stock or stock index	4,730	9,239
Credit	8,604	39,646
Others	946	1,443

	14,093,750	21,095,858

Financial liabilities at fair value through profit or loss	661	2,938
Other financial instruments	502	251

	15,124,436	21,641,529

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	188,334	800,076
Equity securities	2,744	3,617

	191,078	803,693

Derivatives held for trading:
Interest rate	5,538,550	6,568,434
Currency	8,655,889	13,870,247
Stock or stock index	69,056	6,587
Credit	9,282	36,268
Others	867	1,258

	14,273,644	20,482,794

Financial liabilities at fair value through profit or loss	1,831	656
Other financial instruments	387	206

	14,466,940	21,287,349

Net gains on financial instruments at fair value through profit or loss	657,496	354,180

137

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	7,326	20
Gains on disposal of securities measured at fair value through other comprehensive income	16,096	12,968
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	36,708	27,848
Gains on foreign exchange transactions	4,657,872	9,585,658
Dividend income	4,361	9,885
Others	394,767	722,923

	5,117,130	10,359,302

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	8	2,758
Losses on disposal of securities measured at fair value through other comprehensive income	100,108	30,460
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	30,512	3,022
Losses on foreign exchange transactions	4,529,602	9,506,654
Deposit insurance fee	529,749	496,137
Credit guarantee fund fee	327,757	283,906
Others	998,932	965,965

	6,516,668	11,288,902

Net other operating expenses	(1,399,538)	(929,600)

138

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Expenses related to employee
Employee benefits - salaries	1,510,284	1,588,321
Employee benefits - welfare	645,469	696,824
Post-employment benefits - defined benefit plans	109,733	166,670
Post-employment benefits - defined contribution plans	15,886	15,491
Termination benefits	250,215	272,615
Share-based payments	24,330	15,169

	2,555,917	2,755,090

Depreciation and amortization	531,923	510,059

Other general and administrative expenses
Rental expense	58,096	57,668
Tax and dues	188,205	159,664
Communication	33,536	32,412
Electricity and utilities	29,516	23,618
Publication	4,929	5,669
Repairs and maintenance	11,329	11,430
Vehicle	5,246	6,004
Travel	8,080	7,349
Training	20,390	19,697
Service fees	139,862	138,549
Supplies	14,960	18,662
Electronic data processing expenses	242,667	218,670
Others	311,192	329,796

	1,068,008	1,029,188

	4,155,848	4,294,337

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

139

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2023, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 83	Apr. 1, 2021	14,972	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 85	Jan. 1, 2022	259,752	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 92	Jan. 1, 2023	187,802	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 93	Mar. 15. 2023	585	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 94	Apr. 1, 2023	8,794	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 95	Oct. 5, 2023	126	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		3,611	Satisfied

		714,924

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2023 (Deferred grants are residual shares vested as of December 31, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

140

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2023, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2015	Jan. 1, 2015	419	Satisfied
Stock granted in 2016	Jan. 1, 2016	2,135	Satisfied
Stock granted in 2017	Jan. 1, 2017	535	Satisfied
Stock granted in 2018	Jan. 1, 2018	739	Satisfied
Stock granted in 2020	Jan. 1, 2020	44,890	Satisfied
Stock granted in 2021	Jan. 1, 2021	86,235	Satisfied
Stock granted in 2022	Jan. 1, 2022	164,595	Satisfied
Stock granted in 2023	Jan. 1, 2023	133,455	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 83	0.00~3.00	3.43%	42,053~48,307	47,066~52,755
Series 85	0.00~3.00	3.43%	38,623~48,102	47,066~52,755
Series 86	0.00~4.00	3.43%	39,972~46,008	44,873~51,649
Series 88	0.00~4.00	3.43%	41,215~47,439	44,873~51,649
Series 90	0.00~4.00	3.43%	42,737~49,190	44,873~51,649
Series 91	0.00~4.00	3.43%	42,750~49,206	44,873~51,649
Series 92	0.00~4.00	3.43%	44,873~52,755	44,873~52,755
Series 93	0.00~5.01	3.43%	47,066~52,755	47,066~52,755
Series 94	0.00~5.01	3.43%	42,787~52,755	42,787~52,755
Series 95	0.00~3.00	3.43%	43,187~48,407	47,066~52,755
Grant deferred in 2016	—	3.43%	—	52,755
Grant deferred in 2017	—	3.43%	—	52,755
Grant deferred in 2018	—	3.43%	—	52,755
Grant deferred in 2020	—	3.43%	—	52,755
Grant deferred in 2021	0.00~1.00	3.43%	—	51,649~52,755
Grant deferred in 2022	0.00~4.00	3.43%	—	44,873~52,755
Grant deferred in 2023	0.16~2.16	3.43%	—	48,939~53,705
Stock granted in 2015	0.00	3.43%	—	52,755
Stock granted in 2016	0.00~1.00	3.43%	—	51,649~52,755
Stock granted in 2017	0.00	3.43%	—	52,755
Stock granted in 2018	0.00	3.43%	—	52,755
Stock granted in 2020	0.00	3.43%	—	52,755
Stock granted in 2021	0.00~1.00	3.43%	—	51,649~52,755
Stock granted in 2022	0.00~4.00	3.43%	—	44,873~52,755
Stock granted in 2023	0.16~3.00	3.43%	—	47,066~53,705

The Bank uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

141

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 53,774 million and ~~W~~ 46,740 million as of December 31, 2023 and 2022, respectively, and the compensation costs amounting to ~~W~~ 24,330 million and ~~W~~ 15,169 million were recognized for the years ended December 31, 2023 and 2022, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2023, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Nov. 1, 2019	119	0.00~0.83	48
Nov. 8, 2019	14	0.00~0.85	6
Dec. 5, 2019	56	0.00~0.93	39
Dec. 6, 2019	84	0.00~0.93	38
Dec. 31, 2019	87	0.00~1.00	22
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~1.05	13,953
May 12, 2020	46	0.00~1.36	43
Jun. 30, 2020	206	0.00~1.50	147
Aug. 26, 2020	40	0.00~1.65	27
Oct. 29, 2020	160	0.00~1.83	107
Nov. 6, 2020	45	0.00~1.85	37
Nov. 30, 2020	35	0.00~1.92	29
Dec. 2, 2020	57	0.00~1.92	26
Dec. 4, 2020	154	0.00~1.93	79
Dec. 30, 2020	88	0.00~2.00	51
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~2.04	16,045
Apr. 5, 2021	89	0.00~2.26	53
Jul. 1, 2021	54	0.00~2.50	36
Jul. 2, 2021	11	0.00~2.50	11
Jul. 27, 2021	70	0.00~2.57	63
Nov. 1, 2021	71	0.00~2.84	71
Nov. 16, 2021	53	0.00~2.88	13
Dec. 3, 2021	91	0.00~2.92	74
Dec. 6, 2021	87	0.00~2.93	76
Dec. 30, 2021	76	0.00~3.00	76

142

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

30.2.2.1 Details of mileage stock as of December 31, 2023, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~3.04	16,253
Apr. 4, 2022	65	0.00~3.26	65
Apr. 19, 2022	33	0.00~3.30	29
Jul. 1, 2022	62	0.00~3.50	21
Aug. 3, 2022	62	0.00~3.59	15
Aug. 9, 2022	80	0.00~3.61	60
Oct. 19, 2022	55	0.00~3.80	23
Nov. 1, 2022	177	0.00~3.84	159
Dec. 1, 2022	49	0.00~3.92	49
Dec. 12, 2022	42	0.00~3.92	30
Dec. 6, 2022	88	0.00~3.93	70
Dec. 12, 2022	114	0.00~3.95	114
Dec. 15, 2022	42	0.00~3.96	42
Dec. 30, 2022	114	0.00~4.00	114
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~4.02	22,084
Jan. 14, 2023	742	0.00~4.04	688
Mar. 7, 2023	58	0.00~4.18	58
Mar. 27, 2023	58	0.00~4.24	58
Mar. 31, 2023	97	0.00~4.25	97
May. 4, 2023	105	0.00~4.34	105
Jul. 3, 2023	63	0.00~4.50	63
Jul. 26, 2023	38	0.00~4.57	38
Jul. 31, 2023	220	0.00~4.58	220
Oct. 20, 2023	80	0.00~4.80	80
Nov. 1, 2023	78	0.00~4.84	78
Dec. 1, 2023	49	0.00~4.92	49
Dec. 13, 2023	115	0.00~4.95	115
Dec. 14, 2023	57	0.00~4.95	57
Dec. 27, 2023	19	0.00~4.99	19
Dec. 28, 2023	162	0.00~4.99	162
Dec. 29, 2023	95	0.00~4.99	95

	105,593		72,280

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2023. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 3,910 million and ~~W~~ 2,738 million as of December 31, 2023 and 2022, respectively. The compensation costs amounting to ~~W~~ 1,645 million and ~~W~~ 870 million were recognized as expenses for the years ended December 31, 2023 and 2022, respectively.

143

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	6,794	47,384
Rental income	28,900	22,541
Dividend income from subsidiaries and associates	9,467	14,844
Others	22,491	19,985

	67,652	104,754

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	601	1,791
Donation	90,800	62,222
Restoration costs	2,706	2,336
Others	353,622	410,922

	447,729	477,271

Net other non-operating income (expenses)	(380,077)	(372,517)

144

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Income tax payable
Current income tax expense	1,059,797	1,280,750
Adjustments of income tax of prior years recognized in current tax	(52,986)	(125,397)

	1,006,811	1,155,353

Changes in deferred income tax assets and liabilities	304,975	(534,646)
Income tax expense of overseas branches	54,735	33,245
Income tax recognized directly in equity:
Net gains or losses on debt instruments at fair value through other comprehensive income	(250,534)	162,928
Remeasurements of net defined benefit liabilities	18,107	(67,476)
Net gains or losses on equity instruments at fair value through other comprehensive income	1,314	466,078
Gains or losses on cash flow hedging instruments	4,691	(12,263)

	(226,422)	549,267

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(9,500)	(92,181)
Consolidated tax return effect	(83,347)	(62,854)

Income tax expense	1,047,252	1,048,184

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Profit before income tax expense	4,048,409	3,956,404
Income tax at the applicable tax rate *	1,058,418	1,077,807
Non-taxable income	(17,261)	(10,300)
Non-deductible expenses	10,484	8,064
Tax credit and tax exemption	—	(1,418)
Temporary difference for which no deferred tax is recognized	70,430	134,361
Income tax refund for tax of prior years	(48,825)	(135,121)
Income tax expense of overseas branches	54,735	33,245
Effect of tax rate change	(379)	(3,630)
Consolidated tax return effect	(83,347)	(62,854)
Others	2,997	8,030

Income tax expense	1,047,252	1,048,184

Income tax expense/Profit before income tax (%)	25.87	26.49

*

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2023. Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5% for the year ended December 31, 2022.

145

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

32.3 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Tax payables after offsetting [1,2]	310,958	816,447
Adjustment on consolidated tax payable and others [3]	(83,347)	(62,854)
Consolidated tax return accounts payables [4]	(217,253)	(747,922)

Current tax payable	10,358	5,671

[1]

Current tax assets of ~~W~~ 218,001 million and ~~W~~ 172,757 million due to uncertain tax position and current tax assets of ~~W~~ 7,021 million and ~~W~~ 14,260 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2023 and 2022, respectively.

[2]

Includes income tax payable of ~~W~~ 10,358 million and ~~W~~ 5,671 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2023 and 2022, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2023, amounting to ~~W~~ 1,467,896 million (~~W~~ 3,630 per share) is to be proposed at the general shareholder’s meeting scheduled for March 21, 2024. The Bank’s financial statements as of and for the year ended December 31, 2023, do not reflect this dividend payable.

146

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(115,124)	(68,589)	—	18,108	—	(165,605)
Currency translation differences	3,132	(2,877)	—	—	—	255
Gains (losses) on debt securities measured at fair value through other comprehensive income	(649,850)	718,762	226,883	(250,534)	—	45,261
Gains on equity securities measured at fair value through other comprehensive income	641,536	34,310	—	1,314	(35,981)	641,179
Losses on cash flow hedging instruments	33,921	(12,395)	(5,200)	4,691	—	21,017

	(86,385)	669,211	221,683	(226,421)	(35,981)	542,107

	2022
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(293,014)	245,366	—	(67,476)	—	(115,124)
Currency translation differences	5,154	(2,022)	—	—	—	3,132
Gains (losses) on debt securities measured at fair value through other comprehensive income	(188,161)	(927,330)	302,713	162,928	—	(649,850)
Gains on equity securities measured at fair value through other comprehensive income	1,838,548	(1,327,887)	—	466,078	(335,203)	641,536
Losses on cash flow hedging instruments	(89)	43,885	2,388	(12,263)	—	33,921

	1,362,438	(1,967,988)	305,101	549,267	(335,203)	(86,385)

147

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of and for the years ended December 31, 2023 and 2022, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2023	December 31, 2022	2023	2022
Consolidated	4,130,129	4,192,712	192,689	122,144
Unconsolidated (non-guaranteed)	98,607,952	76,695,803	3,825,217	1,996,658

	102,738,081	80,888,515	4,017,906	2,118,802

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023
Trust Segment	Receivables
	Accrued trust fees	73,353
	Other accrued income	32,328

		105,681

	Payables
	Due to trust accounts	5,011,320
	Accrued interest on due to trust accounts	12,881
	Unearned fees on Trust Accounts	323
	Deposits	889,966
	Accrued interest on deposits	11,522

		5,926,012

Custody Segment	Receivables
	Accrued trust fees	9,460
	Payables
	Due to trust accounts	3,699,956
	Accrued interest on due to trust accounts	9,144

		3,709,100

148

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2022
Trust Segment	Receivables
	Accrued trust fees	70,014
	Other accrued income	27,376

		97,390

	Payables
	Due to trust accounts	2,098,578
	Accrued interest on due to trust accounts	8,727
	Deposits	686,394
	Accrued interest on deposits	5,641

		2,799,340

Custody Segment	Receivables
	Accrued trust fees	8,461
	Payables
	Due to trust accounts	4,228,492
	Accrued interest on due to trust accounts	10,820

		4,239,312

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023	2022
Trust Segment	Revenues
	Fees and commissions from trust accounts	211,466	176,090
	Management fees and commissions from retirement pension	35,833	30,797
	Commissions from early termination in trust accounts	18	13

		247,317	206,900

	Expenses
	Interest expenses on due to trust accounts	105,152	38,187
	Interest expenses on deposits	62,917	19,655

		168,069	57,842

Custody Segment	Revenues
	Fees and commissions from trust accounts	39,667	38,069
	Expenses
	Interest expenses on due to trust accounts	124,096	83,797

149

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Trust accounts guaranteeing repayment of principal	Old age pension	1,187	1,191
	Personal pension	1,742,247	1,813,544
	Pension	2,256,607	2,243,064
	Retirement	8,019	8,065
	New personal pension	83,801	84,444
	New old age pension	2,774	2,967
	Retail	10,201	10,499
	Corporate	1,321	1,299
	Installment	13,044	13,450

		4,119,201	4,178,523

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	10,850	14,112
	Unspecified monetary	78	77

		10,928	14,189

		4,130,129	4,192,712

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

There is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2023 and 2022.

150

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Cash	1,940,111	2,227,291
Checks issued by other banks	142,437	123,163
Due from Bank of Korea	14,628,378	15,963,883
Due from other financial institutions	4,937,364	3,981,907

	21,648,290	22,296,244

Deduction:
Restricted due from financial institutions *	(285,176)	(302,456)
Due from financial institutions with original maturities over three months	(695)	(644)

	(285,871)	(303,100)

	21,362,419	21,993,144

*	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023	December 31, 2022
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	13,731,708	15,169,704
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	896,670	794,180
		Monetary Authority of Singapore and others	13,373	49,649

			14,641,751	16,013,533

36.2 Significant non-cash transactions for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Write-offs of loans	442,241	360,014
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	695,111	(461,689)
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(357)	(1,197,012)

151

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023	2022
Income tax paid	Operating	1,548,301	850,021
Interest received	Operating	20,647,632	13,676,404
Interest paid	Operating	10,030,859	4,235,972
Dividends received	Operating	179,964	175,630
Dividends paid	Financing	1,346,582	1,031,167
Interest (dividends) paid on hybrid securities	Financing	57,179	34,399

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	7,720	43,664,670	27,999,416	6,327,070	328,707	1,099,789	79,427,372
Cash flow	32,370	(10,950,884)	1,649,455	2,384,206	(117,219)	(576,198)	(7,578,270)
New lease and termination	—	—	—	—	95,081	—	95,081
Exchange differences	—	183,269	258,930	—	—	—	442,199
Changes in fair values	(14,648)	—	136,120	—	—	—	121,472
Other changes from non-cash transactions	(21,779)	126,091	14,312	—	10,332	6	128,962

Ending	3,663	33,023,146	30,058,233	8,711,276	316,901	523,597	72,636,816

	2022
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	(88,125)	31,073,908	26,891,141	7,204,168	336,844	373,633	65,791,569
Cash flow	33,287	12,013,037	928,113	(877,098)	(156,277)	725,802	12,666,864
New lease and termination	—	—	—	—	140,598	—	140,598
Exchange differences	—	577,429	454,390	—	—	—	1,031,819
Changes in fair values	97,907	—	(293,570)	—	—	—	(195,663)
Other changes from non-cash transactions	(35,349)	296	19,342	—	7,542	354	(7,815)

Ending	7,720	43,664,670	27,999,416	6,327,070	328,707	1,099,789	79,427,372

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

152

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	148,786	167,538
Performance bond	—	3,476
Refund guarantees	—	9,259
Others	945,026	905,934

	1,093,812	1,086,207

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	277,370	502,217
Letter of guarantees	47,665	78,414
Bid bond	12,549	19,998
Performance bond	1,111,589	976,008
Refund guarantees	3,561,227	1,705,796
Others	3,698,292	3,010,650

	8,708,692	6,293,083

Financial guarantee contracts:
Acceptances and guarantees for issuance of debenture	—	5,040
Acceptances and guarantees for mortgage	94,027	94,861
Overseas debt guarantees	686,848	713,431
International financing guarantees in foreign currencies	616,554	181,241

	1,397,429	994,573

	11,199,933	8,373,863

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,778,109	3,024,034
Refund guarantees	1,301,377	1,528,359

	4,079,486	4,552,393

	15,279,419	12,926,256

153

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.2 Credit qualities of acceptances and guarantees as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	8,752,579	170,322	—	8,922,901
Grade 2	1,862,490	22,065	—	1,884,555
Grade 3	17,020	7,368	—	24,388
Grade 4	67,729	294,635	457	362,821
Grade 5	—	1,182	4,086	5,268

	10,699,818	495,572	4,543	11,199,933

Unconfirmed acceptances and guarantees *
Grade 1	3,071,076	—	—	3,071,076
Grade 2	727,512	19,210	—	746,722
Grade 3	8,600	10,692	—	19,292
Grade 4	1,828	237,200	—	239,028
Grade 5	—	—	3,368	3,368

	3,809,016	267,102	3,368	4,079,486

	14,508,834	762,674	7,911	15,279,419

	December 31, 2022
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	6,391,453	1,140	—	6,392,593
Grade 2	1,562,960	10,474	—	1,573,434
Grade 3	100,345	16,290	—	116,635
Grade 4	63,689	215,382	442	279,513
Grade 5	—	4,130	7,558	11,688

	8,118,447	247,416	8,000	8,373,863

Unconfirmed acceptances and guarantees *
Grade 1	3,218,676	844	—	3,219,520
Grade 2	1,035,680	36,879	—	1,072,559
Grade 3	4,685	13,308	—	17,993
Grade 4	1,265	236,687	5	237,957
Grade 5	—	199	4,165	4,364

	4,260,306	287,917	4,170	4,552,393

	12,378,753	535,333	12,170	12,926,256

*	Applied same criteria as the credit qualities classification of loans.

154

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	10,189,332	3,390,315	13,579,647	88.88
Small and medium-sized companies	923,806	454,574	1,378,380	9.02
Public sector and others	86,795	234,597	321,392	2.10

	11,199,933	4,079,486	15,279,419	100.00

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	7,478,656	3,805,384	11,284,040	87.30
Small and medium-sized companies	659,701	483,013	1,142,714	8.84
Public sector and others	235,506	263,996	499,502	3.86

	8,373,863	4,552,393	12,926,256	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2023 and 2022, are as follows:

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,906,077	591	1,906,668	12.48
Manufacturing	5,410,024	3,109,101	8,519,125	55.76
Service	791,288	102,028	893,316	5.85
Wholesale and retail	2,271,417	614,053	2,885,470	18.88
Construction	348,777	116,950	465,727	3.05
Public sector	31,732	62,440	94,172	0.62
Others	440,618	74,323	514,941	3.36

	11,199,933	4,079,486	15,279,419	100.00

	December 31, 2022
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	815,133	2,012	817,145	6.32
Manufacturing	3,571,866	3,576,251	7,148,117	55.30
Service	739,166	31,465	770,631	5.96
Wholesale and retail	2,165,401	658,875	2,824,276	21.85
Construction	401,782	47,465	449,247	3.48
Public sector	32,635	81,607	114,242	0.88
Others	647,880	154,718	802,598	6.21

	8,373,863	4,552,393	12,926,256	100.00

155

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.5 Details of commitments as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Commitments
Corporate loan commitments	54,629,479	50,380,036
Retail loan commitments	55,874,987	50,974,278
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	5,071,852	5,070,170

	117,276,318	108,124,484

Financial guarantee contracts
Credit line	5,145,972	6,100,082
Purchase of securities	2,203,136	1,809,045

	7,349,108	7,909,127

	124,625,426	116,033,611

156

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.6 Other Matters

37.6.1 The Bank has 36 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,019,717 million. Details of pending lawsuits in which the Bank is a defendant as of December 31, 2023, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for return of redemption amount	1	54,168

The Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited(the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against The Bank seeking to return the amount of redemptions received by The Bank through Fairfield Sentry Limited.

				Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]
Expropriation of long-term leasehold rights	1	322,350

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity

				Kookmin Bank submitted the response letter and will proceed with the process in the future
Return of unjust enrichment	1	140,860

The Russian OO Bank, which was transacting through accounts with Kookmin bank, has been listed on OFAC’s (Office of Foreign Assets Control) SDN (Specially Designated Nationals) List. In response, Kookmin Bank has frozen the foreign currency accounts under the name of OO Bank.

Subsequently, the Russian OO Bank has filed a lawsuit with the Moscow City Commercial Court seeking the restitution of account balances.

				Kookmin Bank plans to respond in accordance with the local court’s trial schedule.
Others	127	265,283	Others (excluding simple lawsuits related to the collection or management of loans)

	130	782,661

157

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

37.6.2 On April 7, 2023, The Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, The Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have a put option to sell the acquired shares back to the Bank within 1 year after the expiration of the call option period.

37.6.3 The Bank is currently undergoing an inspection by the Financial Supervisory Service regarding equity-linked securities (ELS), and the requested actions based on the inspection results are currently unpredictable.

37.6.4 The Bank is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

158

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2023, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC. [1]	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Bukopin Tbk	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	95.92	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	99.24	Indonesia	Installment financing
Kookmin Bank	Orient Kwang-yang Co., Ltd. [2]	36.16	Korea	Building of ships
Orient Kwang-yang Co., Ltd.	YoulChon Clean Energy Co., Ltd.	100.00	Korea	Other power generation
Kookmin Bank	Personal pension trust and 10 others [3]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 35 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and other[2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.36	Korea	Investment trust
Kookmin Bank	Woori SafePlus Private Securities Fund S-8 [2]	90.89	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	99.68	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)[2]	99.50	Korea	Investment trust

159

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.1 Details of subsidiaries as of December 31, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	KB Global Private Real Estate Fund No.10 (FoFs) [2]	99.84	Korea	Investment trust
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52 (USD) [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3 (EUR) [2]	99.14	Korea	Investment trust
Kookmin Bank	KBSTAR FKTB 5Y Duration Following ETF [2]	99.13	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)[2]	99.52	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2 (USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 10Y Futures Inverse ETF [2]	76.27	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1 (Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB KBSTAR Mar2025 Term Credit ETF [2]	60.98	Korea	Investment trust
Kookmin Bank	KB KBSTAR USD Korean Paper Active ETF [2]	96.15	Korea	Investment trust

[1]

PRASAC Microfinance Institution PLC. merged with Kookmin Bank Cambodia PLC. on September 1, 2023, and issued 20,272,269 shares in exchange for the merger; the official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.
[3]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

The Bank holds more than half of the ownership interests of Koreit BN Private Equity Fund and nine other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

160

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2023 and 2022, are as follows:

	December 31, 2023			2023
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,754,281	3,224,225	530,056	200,572	30,328	30,328
KB Microfinance Myanmar Co., Ltd.	18,867	7,640	11,227	5,581	421	421
KB BANK MYANMAR LTD	269,898	13,330	256,568	7,391	3,450	3,450
KB PRASAC BANK PLC. [2]	7,367,854	6,009,050	1,358,804	1,551,144	115,652	115,652
Financial status of KB Bukopin-related subsidiaries PT Bank KB Bukopin Tbk	6,526,747	5,913,206	613,541	545,593	(261,263)	(173,296)
IDMB UNITED PTE.LTD. [3]	215,055	251,861	(36,806)	12,686	(4,313)	(1,635)
SMMK PTE.LTD. [3]	124,685	210,827	(86,142)	2,533	(88,270)	(67,368)
Personal pension trust and 10 others	4,113,285	4,000,734	112,551	257,713	69,092	69,092

	December 31, 2022			2022
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,666,107	3,164,601	501,506	230,027	(869)	(869)
KB Microfinance Myanmar Co., Ltd.	20,111	9,475	10,636	5,379	(1,164)	(1,164)
KB BANK MYANMAR LTD	262,478	13,655	248,823	3,252	(1,333)	(1,333)
KB PRASAC BANK PLC. [2]	6,083,323	4,999,794	1,083,529	1,095,307	233,852	233,852
Kookmin Bank Cambodia PLC. [2]	677,093	536,616	140,477	40,295	13,581	13,581
Financial status of KB Bukopin-related subsidiaries PT Bank KB Bukopin Tbk	6,533,161	6,661,179	(128,018)	410,422	(802,084)	(537,227)
IDMB UNITED PTE.LTD. [3]	214,483	246,032	(31,549)	6,201	(34,401)	(31,550)
Personal pension trust and 10 others	4,120,682	4,077,223	43,459	115,566	(76,182)	(76,182)

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

Kookmin Bank Cambodia PLC. was merged with KB PRASAC BANK PLC. On September 1, 2023. Kookmin Bank Cambodia PLC. had operating income of ~~W~~ 28,822 million and net profit and loss of ~~W~~ 2,001 million for the eight-month period ending August 31, 2023 before the merger.

[3]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Bukopin Tbk. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Bukopin Tbk, the gains and losses on the transfer and sale of loans between PT Bank KB Bukopin Tbk and SPC were removed from the consolidation process of KB Kookmin Bank.

161

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2023
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52 (USD)	64,470	1,878
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	57,064	14,817
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	82,522	28,849
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	25,788	2,015
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	71,011	56,922
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	83,811	54,725
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	32,836	2,172
Mirae Asset ESG Infra Private Investment Trust 1	20,000	19,999

162

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.3.2 The Bank has provided purchase commitments and credit lines to consolidated structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by consolidated structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if consolidated structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2023
LOG the 3rd L.L.C.	24,300
KBD TOWER 1ST INC.	50,523
KBH 4TH INC.	6,200
GreatForest 1st L.L.C.	4,200
KBH 6TH INC.	50,119
BEOMEO LAND MARK 2ND INC.	30,600
K Plus 1st L.L.C.	200,309
KB Livv H 1st L.L.C.	30,244
Livv H 1st L.L.C.	50,174
KB Eagles 1st Co., Ltd.	30,258
KB Livv l 1st Co., Ltd.	50,211
KB Eagles 2nd Co., Ltd.	50,311
Ryan Mobility 1st L.L.C.	50,200
KB Chemical 1st Co., Ltd.	50,585
KB Harim 1st L.L.C.	30,182
KB Eagles 3rd Co., Ltd.	50,190
KB Dong-in Central 1st L.L.C.	7,067
LEP 2nd Co., Ltd.	70,000
KB Livv H 2nd Co., Ltd.	30,039
KB Sungnae 1st L.L.C.	62,600
JT Capital 7th Asset Securitization Specialty Company	6,700
KB Pride 1st LLC	850
KB Pride The 2nd Ltd.	16,759
KB One West 1st Co., Ltd.	89,027
KB Cloud L.L.C.	101,326
Liiv H 3rd Co., Ltd.	50,620
KB Star Glass B 1st LLC	72,800
KB Star Oppo 1st LLC	100,844
KB H housing 1st LLC	29,800
KB Liiv DS 1st L.L.C.	50,139
IDMB UNITED PTE.LTD.	264,327
SMMK PTE.LTD.	266,751

163

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

38.3.3 The Bank has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

KB Star Glass B 1st LLC and 8 other subsidiaries were newly included in the scope of consolidation, and KBL Incheon 1st L.L.C and 21 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2023. The exclusions from consolidation did not include the merger of Kookmin Bank Cambodia PLC. and KB PRASAC BANK PLC.

164

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

39. Leases

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in the statements of financial position related to leases as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Right-of-use property and equipment: *
Real estate	309,012	328,375
Vehicles	9,673	8,245
Others	2,417	3,552

	321,102	340,172

Right-of-use intangible assets *	1,595	2,602

	322,697	342,774

Lease liabilities *	316,902	328,708

*	Included in property and equipment, intangible assets, and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to leases for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	2023	2022
Depreciation and amortization of right-of-use assets:
Real estate	183,690	179,219
Vehicles	11,408	9,927
Others	1,464	2,423
Intangible asset	1,007	1,007

	197,569	192,576

Interest expenses on the lease liabilities	9,787	7,541
Expense relating to short-term lease	2,425	2,294
Expense relating to lease of low-value assets that are not short-term lease	2,629	2,071

Total lease cash outflows for the years ended December 31, 2023 and 2022 are ~~W~~ 161,331 million and ~~W~~ 160,642 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	December 31, 2023	December 31, 2022
Up to 1 year	12,034	12,290
1-5 years	11,656	16,654

	23,690	28,944

165

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, subsidiaries, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		2023	2022
Parent
KB Financial Group Inc.	Fee and commission income	10,063	9,493
	Other operating income	95	—
	Other non-operating income	2,377	1,985
	Interest expense	11,985	6,345
	Other operating expenses	5	—
	General and administrative expenses	1,259	1,262
Subsidiaries
Kookmin Bank Cambodia PLC. [2]	Interest income	16,952	8,254
	Fee and commission income	16	48
	Other non-operating income	371	522
Kookmin Bank (China) Ltd.	Interest income	37,053	18,236
	Fee and commission income	161	311
KB Microfinance Myanmar Co., Ltd.	Fee and commission income	4	117
	Reversal of credit losses	—	4
	Other non-operating income	110	206
KB BANK MYANMAR LTD	Other non-operating income	36	81
KB PRASAC BANK PLC.	Interest income	59,118	15,348
	Fee and commission income	3,349	1,954
	Reversal of credit losses	—	18
	Other non-operating income	69	—
	Provision for credit losses	921	—
PT Bank KB Bukopin Tbk	Interest income	82,008	35,417
	Fee and commission income	1,053	353
	Provision for credit losses	21	882
Orient Kwang-yang Co., Ltd.	Interest expense	32	54
Trust	Fee and commission income	10,589	12,906
	Interest expense	20,003	6,833
KB Wise Star Private Real Estate Feeder Fund No.1	Fee and commission income	14	23
Securitization SPE	Interest expense	1	1

166

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
Structured entities	Interest income	4,141	12,434
	Fee and commission income	16,925	13,407
	Gains on financial instruments at fair value through profit or loss	28,869	1,194
	Reversal of credit losses	1,348	95
	Interest expense	3	3
	Losses on financial instruments at fair value through profit or loss	20,723	37,628
	Provision for credit losses	3,289	1,408
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) [1]	Fee and commission income	1	4
KB Core Blind Private Real Estate Fund No.1	Interest income	290	290
	Fee and commission income	11	10
KB Global Private Real Estate Fund No.3 (USD)	Fee and commission income	3	3
KB Global Private Real Estate Fund No.10 (FoFs)	Fee and commission income	8	8
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Fee and commission income	3	3
	Interest expense	2	—
Vestas Investors Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	Fee and commission income	5	4
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Gains on financial instruments at fair value through profit or loss	—	337
IDMB UNITED PTE.LTD	Interest income	—	63
	Fee and commission income	3,517	1,887
	Reversal of credit losses	6	—
	Provision for credit losses	—	985
SMMK PTE.LTD.	Interest income	233	—
	Fee and commission income	2,550	—
	Provision for credit losses	995	—
KB Haeorum Private Securities Fund No.83 (Bond) [1]	Fee and commission income	—	10
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) [1]	Fee and commission income	—	2
KB Emerging Markets Dept Private Securities Fund(USD)(Bond) [1]	Fee and commission income	—	1
KIM Basic Private Securities Fund No.102 (Bond) [1]	Fee and commission income	—	3
NH-Amundi Private Securities Investment Trust S5(USD)(BOND) [1]	Fee and commission income	—	3
KB Leaders Private Securities Fund No.23(Bond-Derivatives) [1]	Fee and commission income	—	3
Hanwha ARIRANG 3 Year Korea Treasury Bond Futures ETF [Bond-Derivatives] [1]	Fee and commission income	—	2

167

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	12,664	7,571
	Fee and commission income	33,658	26,105
	Gains on financial instruments at fair value through profit or loss	157,397	235,328
	Other non-operating income	5,491	4,613
	Interest expense	10,876	4,533
	Fee and commission expense	985	2,177
	Losses on financial instruments at fair value through profit or loss	228,537	168,852
	Provision for credit losses	339	106
	Other non-operating expense	—	1
	General and administrative expenses	4,052	3,233
KB Asset Management Co., Ltd.	Fee and commission income	2,034	2,053
	Gains on financial instruments at fair value through profit or loss	—	1,050
	Other non-operating income	3	—
	Interest expense	235	143
	Fee and commission expense	93	130
	Losses on financial instruments at fair value through profit or loss	—	9
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	292	315
	Other non-operating income	66	34
	Interest expense	205	258
	Fee and commission expense	6,382	1,641
KB Investment Co., Ltd.	Fee and commission income	78	109
	Other non-operating income	3	—
	Interest expense	2,674	1,647
KB Credit Information Co., Ltd. [3]	Fee and commission income	66	75
	Other non-operating income	407	165
	Interest expense	452	139
	Fee and commission expense	22,401	18,142
KB Data System Co., Ltd.	Fee and commission income	3,083	788
	Other non-operating income	236	185
	Interest expense	364	164
	Other operating expenses	491	419
	General and administrative expenses	98,049	110,623

168

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Kookmin Card Co., Ltd.	Interest income	16,238	9,324
	Fee and commission income	156,430	161,910
	Gains on financial instruments at fair value through profit or loss	—	2,087
	Reversal of credit losses	—	178
	Other non-operating income	2,393	1,473
	Interest expense	1,793	722
	Fee and commission expense	1,960	1,742
	Losses on financial instruments at fair value through profit or loss	3,019	1,399
	Provision for credit losses	1,404	—
	General and administrative expenses	19	1,469
KB Savings Bank Co., Ltd.	Fee and commission income	796	455
	Other non-operating income	71	31
	Interest expense	18	10
	General and administrative expenses	4	3
KB Capital Co., Ltd.	Interest income	2,786	2,186
	Fee and commission income	4,184	3,759
	Gains on financial instruments at fair value through profit or loss	298	—
	Other non-operating income	629	171
	Interest expense	698	248
	Fee and commission expense	111	119
	Losses on financial instruments at fair value through profit or loss	29	—
	Provision for credit losses	12	28
	General and administrative expenses	87	—
KB Insurance Co., Ltd.	Interest income	6	569
	Fee and commission income	28,124	27,195
	Gains on financial instruments at fair value through profit or loss	69,434	137,527
	Reversal of credit losses	—	9
	Other non-operating income	2,498	2,036
	Interest expense	379	180
	Fee and commission expense	3,401	3,953
	Losses on financial instruments at fair value through profit or loss	60,534	33,916
	Other operating expenses	5	3
	Provision for credit losses	26	—
	General and administrative expenses	13,398	13,745

169

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Life Insurance Co., Ltd.	Interest income	1,508	149
	Fee and commission income	16,530	21,593
	Gains on financial instruments at fair value through profit or loss	8,209	47,343
	Reversal of credit losses	208	—
	Other non-operating income	591	145
	Interest expense	3,400	4,058
	Fee and commission expense	1,581	4,715
	Losses on financial instruments at fair value through profit or loss	1,594	2,698
	Other operating expenses	17	1
	Provision for credit losses	—	224
	General and administrative expenses	2,016	1,853
KB STAR REIT Co., Ltd.	Interest income	—	374
	Fee and commission income	137	33
	Gains on financial instruments at fair value through profit or loss	27,731	96
	Interest expense	1,117	9
	Losses on financial instruments at fair value through profit or loss	4,568	13,565
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	96	108
KB AMP Infra Private Special Asset Fund No.1	Fee and commission income	7	8
KB AMP Infra Private Special Asset Fund No.13	Fee and commission income	9	5
	Gains on financial instruments at fair value through profit or loss	1,327	—
	Losses on financial instruments at fair value through profit or loss	1,041	—
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	10	11
KB Global Private Real Estate Fund No.1 (FoFs)	Fee and commission income	11	11
KB Global Private Real Estate Fund No.11 (FoFs)	Fee and commission income	5	3
KB Global Private Real Estate Fund No.15	Fee and commission income	15	10
	Gains on financial instruments at fair value through profit or loss	734	—
	Losses on financial instruments at fair value through profit or loss	340	—
KB Global Private Real Estate Fund No.17 (FoFs)	Fee and commission income	4	4
KB Global Private Real Estate Fund No.22 (FoFs)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	293	—
	Losses on financial instruments at fair value through profit or loss	13	—

170

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Global Private Real Estate Fund No.27 (FoFs)	Fee and commission income	11	—
	Gains on financial instruments at fair value through profit or loss	2,375	—
KB Global Private Real Estate Fund No.29 (FoFs)	Fee and commission income	4	—
KB Global Private Real Estate Fund No.30 (FoFs)	Gains on financial instruments at fair value through profit or loss	84	—
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	760	760
	Fee and commission income	37	37
	Reversal of credit losses	1	—
	Interest expense	(2)	7
	Provision for credit losses	—	1
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	14	16
	Gains on financial instruments at fair value through profit or loss	—	459
	Losses on financial instruments at fair value through profit or loss	—	61
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	9
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	1,798	2,202
	Losses on financial instruments at fair value through profit or loss	591	51
KB North America Private Real Estate Debt Fund No.3	Fee and commission income	11	10
	Gains on financial instruments at fair value through profit or loss	10,096	9,525
	Losses on financial instruments at fair value through profit or loss	5,802	2,259
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Fee and commission income	6	5
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Fee and commission income	4	5
	Gains on financial instruments at fair value through profit or loss	917	76
KB BMO Senior Loan Private Special Asset Fund No.1	Fee and commission income	11	10
	Gains on financial instruments at fair value through profit or loss	3,037	2,515
	Losses on financial instruments at fair value through profit or loss	—	2,001
KB BMO Senior Loan Private Special Asset Fund No.2 (USD)	Fee and commission income	10	10
KB BMO Senior Loan Private Special Asset Fund No.4 (USD)	Fee and commission income	8	4
	Gains on financial instruments at fair value through profit or loss	1,622	—

171

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FOFs)	Fee and commission income	13	6
	Gains on financial instruments at fair value through profit or loss	5,862	—
	Losses on financial instruments at fair value through profit or loss	2,075	—
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	11	8
KB Sinansan Line Private Special Asset Fund (SOC)	Fee and commission income	33	23
KB Multi Alpha Plus Private Fund No.1 [1]	Fee and commission income	7	8
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	Fee and commission income	62	23
KB New Deal Infra Private Special Asset Fund	Fee and commission income	9	2
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	16	16
KB Wise Star Private Real Estate No.19	Fee and commission income	4	6
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	3,001	514
	Losses on financial instruments at fair value through profit or loss	775	746
KB Logistics Blind Private Real Estate Fund No.1	Interest income	2,415	1,129
	Fee and commission income	88	48
	Provision for credit losses	4	2
KB Aircraft Private Special Asset Fund No.1	Interest expense	12	13
	Gains on financial instruments at fair value through profit or loss	5,874	74
	Losses on financial instruments at fair value through profit or loss	37	1,761
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	24	15
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	3	2
KB GK Project Private Special Asset Fund No.3	Fee and commission income	43	44
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) [1]	Fee and commission income	1	11
	Gains on financial instruments at fair value through profit or loss	1,254	—
	Losses on financial instruments at fair value through profit or loss	—	2,891
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) [1]	Fee and commission income	1	7
	Gains on financial instruments at fair value through profit or loss	1,073	—
	Losses on financial instruments at fair value through profit or loss	—	1,839
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) [1]	Fee and commission income	2	11
	Losses on financial instruments at fair value through profit or loss	451	3,502

172

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) [1]	Fee and commission income	2	5
	Gains on financial instruments at fair value through profit or loss	—	5,377
	Losses on financial instruments at fair value through profit or loss	2,697	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond) [1]	Fee and commission income	7	—
	Gains on financial instruments at fair value through profit or loss	—	1,557
	Losses on financial instruments at fair value through profit or loss	3,152	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	Fee and commission income	9	—
	Gains on financial instruments at fair value through profit or loss	199	—
	Losses on financial instruments at fair value through profit or loss	2,396	—
KB Korea Short Term Premium Private Securities Fund No.35(USD)(Bond)	Fee and commission income	6	—
	Losses on financial instruments at fair value through profit or loss	2,386	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	746	—
KB IDF Infra Note Private SpecialAsset Fund 14	Fee and commission income	9	5
	Gains on financial instruments at fair value through profit or loss	1,184	—
	Losses on financial instruments at fair value through profit or loss	2,102	—
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	2	1
	Gains on financial instruments at fair value through profit or loss	325	48
	Losses on financial instruments at fair value through profit or loss	—	587
KB Duke Private Special Asset Fund	Fee and commission income	4	4
KB Core Blind Private Real Estate Fund No.2	Fee and commission income	3	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Fee and commission income	4	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Fee and commission income	7	4
KB Development Blind Private Real Estate Fund No.2 (FoFs)	Fee and commission income	1	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	2	1
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	3	1
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	3	1
	Gains on financial instruments at fair value through profit or loss	244	—
	Losses on financial instruments at fair value through profit or loss	204	—
KB NA Jefferies Private SpecialAsset Fund 1(USD)	Fee and commission income	2	—
KB Money Market Active ETF (Bond)	Fee and commission income	13	—

173

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
KB Renewable Private SpecialAsset Fund 3	Fee and commission income	1	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Gains on financial instruments at fair value through profit or loss	72	—
KB Star Institutional USD MMF1(USD)	Fee and commission income	4	—
KB Senior Private Special Asset Fund No.5-1	Fee and commission income	1	—
KB Core Plus Blind Private RealEstate Fund 1	Fee and commission income	2	—
KB Wise Star Private Real Estate22	Interest income	344	—
	Fee and commission income	3,847	—
	Provision for credit losses	3	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	1	—
KB NA COMPASS Energy Private Special Asset Fund [1]	Fee and commission income	—	2
KB Korea Short Term Premium Private Securities No.21(USD) [1]	Fee and commission income	—	1
KB Korea Short Term Premium Private Securities No.22(USD) [1]	Fee and commission income	—	8
	Losses on financial instruments at fair value through profit or loss	—	510
KB Korea Short Term Premium Private Securities No.23(USD) [1]	Fee and commission income	—	12
	Losses on financial instruments at fair value through profit or loss	—	15,167
KB Korea Short Term Premium Private Securities No.28(USD)(Bond) [1]	Fee and commission income	—	10
	Losses on financial instruments at fair value through profit or loss	—	11,191
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	1	1
	Fee and commission expense	2,444	1,996
	Other operating expenses	15	15
Incheon Bridge Co., Ltd.	Interest income	10,420	7,516
	Fee and commission income	28	23
	Gains on financial instruments at fair value through profit or loss	334	—
	Reversal of credit losses	—	28
	Interest expense	979	517
	Fee and commission expense	7	6
	Losses on financial instruments at fair value through profit or loss	—	4,434
	Provision for credit losses	52	—
MJT&I Corp	Other non-operating expense	1	—
Kendae Co., Ltd.	Other non-operating expense	—	3
Dongjo Co., Ltd.	Interest income	36	9
Skydigital Inc.	Fee and commission income	3	3
II-kwang Electronic Materials Co., Ltd.	Other non-operating expenses	—	1
Somyung Metal Inc.	Other non-operating expenses	—	2
TMAPMOBILITY CO.,LTD.	Interest expense	1,460	226

174

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
TAEYEONG PRECISION IND. CO.,LTD.	Interest income	2	—
KB High-Tech Company Investment Fund	Interest expense	39	3
Aju Good Technology Venture Fund	Interest expense	111	108
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	—	1
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	1	4
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	4	6
KB Global Platform Fund	Interest expense	149	114
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	49	9
KB Digital Platform Fund	Interest expense	71	116
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Interest expense	42	—
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,934	3,098
	Interest expense	104	60
	Provision for credit losses	4	1
KB Star Office Private Real Estate Investment Trust No.1 [1]	Interest expense	—	2
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [1]	Fee and commission income	2	4
Food Factory Co., Ltd.	Interest income	62	80
	Fee and commission income	—	1
	Reversal of credit losses	2	1
	Interest expense	1	6
BIKDIPEO CO.,LTD.	Interest expense	—	1
Banksalad Co., Ltd.	Fee and commission income	37	36
Spark Biopharma Inc.	Interest expense	468	272
UPRISE, Inc.	Interest expense	—	3
Channel Corporation	Interest expense	67	43
COSES GT Co., Ltd.	Interest income	21	23
	Reversal of credit losses	5	—
	Interest expense	—	1
	Provision for credit losses	—	3
Gomi corporation Inc.	Interest income	88	61
	Fee and commission income	1	1
	Interest expense	—	2
	Provision for credit losses	47	2
S&E bio Co., Ltd.	Interest expense	43	2
Contents First Inc.	Interest income	346	128
	Fee and commission income	1	1
	Interest expense	73	34
	Provision for credit losses	3	1
Mantisco Co., Ltd.	Interest expense	—	1
Pin Therapeutics Inc.	Interest expense	101	110
SuperNGine Co., Ltd.	Interest income	25	—
	Fee and commission income	1	—
	Provision for credit losses	6	—

175

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
Desilo Inc.	Interest income	13	9
	Provision for credit losses	3	—
Turing Co., Ltd.	Interest income	24	—
	Interest expense	7	1
	Provision for credit losses	14	—
IGGYMOB Co., Ltd.	Interest expense	—	1
Kukka Co., Ltd.	Interest expense	—	2
Zipdoc Inc.	Interest expense	—	1
Grinergy		1	—
KB No.21 Special Purpose Acquisition Company	Interest expense	68	30
TeamSparta Inc.	Interest expense	212	19
Chabot Mobility Co., Ltd.	Interest expense	—	1
Wemade Connect Co., Ltd.	Interest expense	316	81
KB No.22 Special Purpose Acquisition Company	Interest expense	2	1
KB No.23 Special Purpose Acquisition Company [1]	Interest expense	46	23
KB No.24 Special Purpose Acquisition Company [1]	Interest expense	7	1
KB No.25 Special Purpose Acquisition Company	Interest expense	39	—
KB No.26 Special Purpose Acquisition Company	Interest expense	38	—
KB No.27 Special Purpose Acquisition Company	Interest expense	65	—
Nextrade Co., Ltd.	Interest expense	2,911	263
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	—
3D Interactive Co., Ltd.	Fee and commission income	7	—
	Interest expense	10	—
Bigwave Robotics Crop.	Interest income	(1)	—
	Interest expense	1	—
KBFT Green Growth No.1 New Technology Business Investment Association	Interest expense	14	—
KB No.17 Special Purpose Acquisition Company [1]	Interest expense	—	1
KB No.18 Special Purpose Acquisition Company [1]	Interest expense	—	5
KB No.19 Special Purpose Acquisition Company [1]	Interest expense	—	5
KB No.20 Special Purpose Acquisition Company [1]	Interest expense	—	22
SwatchOn Inc. [1]	Fee and commission income	—	5
	Interest expense	—	5
GENINUS Inc. [1]	Interest expense	—	12

176

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023	2022
Others
Retirement pension	Fee and commission income	1,567	1,352
	Interest expense	27	39

[1]	Excluded from the Bank’s related party as of December 31, 2023.
[2]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished on September 1, 2023.
[3]	KB Credit Information Co., Ltd. become the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

177

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent
KB Financial Group Inc.	Other assets	45	97
	Deposits	114,336	231,056
	Other liabilities	309,665	828,908
Subsidiaries
Kookmin Bank Cambodia PLC. [2]	Cash and due from financial institutions	—	4,192
	Loans measured at amortized cost (gross amount)	—	430,882
	Other assets	—	3,795
	Deposits	—	2,364
	Other liabilities	—	336
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	83,270	65,523
	Loans measured at amortized cost (gross amount)	889,686	728,698
	Other assets	8,456	5,177
	Deposits	4,251	1,960
	Borrowings	167,173	267,164
KB Microfinance Myanmar Co., Ltd.	Other assets	4	—
	Provisions	46	45
	Other liabilities	13	25
KB BANK MYANMAR LTD	Deposits	14,688	383
	Other liabilities	9	7
KB PRASAC BANK PLC.	Cash and due from financial institutions	1,755	—
	Loans measured at amortized cost (gross amount)	879,616	419,793
	Allowances for credit losses	849	290
	Other assets	9,970	2,677
	Deposits	2,882	—
	Provisions	493	135
	Other liabilities	3,892	1,967
PT Bank KB Bukopin Tbk	Cash and due from financial institutions	23	242,944
	Financial assets at fair value through profit or loss	255,037	247,956
	Loans measured at amortized cost (gross amount)	942,861	1,112,350
	Allowances for credit losses	879	860
	Other assets	9,619	12,073
	Deposits	591	6,158
	Other liabilities	1,702	2,695
Orient Kwang-yang Co., Ltd.	Financial assets at fair value through profit or loss	7	7
	Deposits	3,866	4,040
	Other liabilities	85	53
Trust	Other assets	10,759	14,024
	Other liabilities	571,079	519,934
KB Wise Star Private Real Estate Feeder Fund No.1	Other assets	4	5

178

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Securitization SPE	Deposits	1,003	1,014
Structured entities	Derivative assets	5,519	—
	Loans measured at amortized cost (gross amount)	48,701	676,866
	Allowances for credit losses	278	1,366
	Other assets	225	345
	Derivative liabilities	7,826	31,627
	Deposits	2,049	3,735
	Provisions	3,345	316
	Other liabilities	1,367	3,806
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) [1]	Other assets	—	1
KB Core Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	10,000	10,000
	Other assets	20	20
KB Global Private Real Estate Debt Fund No.10 (FoFs)	Other assets	1	1
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	127	62
	Other liabilities	—	122
Vestas Investors Private Real Estate Fund Investment Trust No.69-3 (USD) (FoFs)	Other assets	1	1
IDMB UNITED PTE.LTD.	Deposits	49	241
	Provisions	979	985
	Other liabilities	1,622	1,547
SMMK PTE.LTD.	Loans measured at amortized cost (gross amount)	1,444	—
	Allowances for credit losses	7	—
	Other assets	4	—
	Provisions	987	—
	Other liabilities	2,202	—
Mirae Asset ESG Infra Private Investment Trust 1	Other liabilities	1	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Derivative assets	66,731	134,303
	Loans measured at amortized cost (gross amount)	266,290	141,922
	Allowances for credit losses	516	358
	Other assets	7,762	6,186
	Derivative liabilities	53,280	33,258
	Deposits	381,480	863,597
	Provisions	216	36
	Other liabilities	26,398	27,511
KB Asset Management Co., Ltd.	Other assets	441	413
	Deposits	11,709	25,950
	Other liabilities	25	16
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	23,135	48,600
	Other liabilities	341	358

179

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Investment Co., Ltd.	Deposits	66,778	81,064
	Other liabilities	640	707
KB Credit Information Co., Ltd. [3]	Deposits	—	13,430
	Other liabilities	—	5,475
KB Data System Co., Ltd.	Other assets	453	317
	Deposits	16,507	19,254
	Other liabilities	7,457	7,362
KB Kookmin Card Co., Ltd.	Loans measured at amortized cost (gross amount)	170,201	177,422
	Allowances for credit losses	444	207
	Other assets	21,085	22,600
	Derivative liabilities	3,018	884
	Deposits	155,210	108,935
	Provisions	1,589	423
	Other liabilities	69,531	55,121
KB Savings Bank Co., Ltd.	Other liabilities	689	606
KB Capital Co., Ltd	Loans measured at amortized cost (gross amount)	31,590	35,484
	Allowances for credit losses	82	52
	Other assets	252	528
	Derivative liabilities	29	—
	Deposits	227,874	708,515
	Provisions	163	182
	Other liabilities	2,996	3,067
KB Insurance Co., Ltd.	Derivative assets	95,728	137,320
	Loans measured at amortized cost (gross amount)	—	18,390
	Allowances for credit losses	—	5
	Other assets	14,537	12,574
	Derivative liabilities	28,401	29,632
	Deposits	141,775	62,199
	Provisions	33	7
	Other liabilities	13,441	13,241
KB Life Insurance Co., Ltd.	Derivative assets	9,714	14,355
	Loans measured at amortized cost (gross amount)	30,271	—
	Allowances for credit losses	19	—
	Other assets	5,848	5,382
	Derivative liabilities	1,228	2,702
	Deposits	13,134	8,567
	Debentures	20,000	30,000
	Provisions	2	224
	Other liabilities	35,062	44,996
KB STAR REIT Co., Ltd.	Derivative assets	19,443	—
	Other assets	64	21
	Derivative liabilities	—	8,089
	Deposits	35,975	35,053
	Other liabilities	331	1
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	23	26
KB IDF Infra Private Special Asset Fund No.1	Other assets	1	1

180

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB IDF Infra Private Special Asset Fund No.13	Other assets	3	2
	Derivative liabilities	494	—
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Fund No.1(FoFs)	Other assets	3	3
KB Global Private Real Estate Fund No.11 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.15 (FoFs)	Derivative assets	59	—
	Other assets	3	2
	Derivative liabilities	1,712	—
KB Global Private Real Estate Fund No.17 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	272	—
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	1,982	—
	Other assets	1	—
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative liabilities	84	—
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	4
	Other assets	13	13
	Deposits	—	215
	Other liabilities	—	4
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	2	2
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB North America Private Real Estate Debt Fund No.1	Other assets	1	1
	Derivative liabilities	399	51
KB North America Private Real Estate Debt Fund No.3	Derivative assets	—	2,411
	Other assets	3	3
	Derivative liabilities	3,822	—
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Other assets	2	1
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Derivative assets	799	—
	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1	Other assets	3	3
	Derivative liabilities	—	2,001
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.5 (Loan-FOFs)	Other assets	3	3
	Derivative liabilities	1,846	—

181

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	3	2
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	9	7
KB Multi Alpha Plus Private Fund No.1 [1]	Other assets	—	2
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	Other assets	16	6
KB New Deal Innovation Fund	Other assets	3	1
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	3
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	90	—
	Derivative liabilities	644	744
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	52,500	52,500
	Allowances for credit losses	6	2
	Other assets	366	374
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
	Derivative liabilities	—	5,096
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	3	1
KB GK Project Private Special Asset Fund No.3	Other assets	5	5
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) [1]	Other assets	—	5
	Derivative liabilities	—	2,891
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) [1]	Other assets	—	3
	Derivative liabilities	—	1,839
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) [1]	Other assets	—	5
	Derivative liabilities	—	3,502
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) [1]	Derivative assets	—	5,377
	Other assets	—	5
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) [1]	Derivative Assets	—	1,557
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	Derivative assets	199	—
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	Other Assets	1	—
	Derivative liabilities	2,386	—

182

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Derivative assets	746	—
	Other assets	1	—
KB IDF Infra Note Private SpecialAsset Fund 14	Other Assets	3	—
	Derivative liabilities	997	—
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	1	1
	Derivative liabilities	—	479
KB Duke Private Special Asset Fund	Other assets	1	1
KB Core Blind Private Real Estate Fund No.2	Other assets	1	—
KB Star Reits Private Real Estate Feeder Fund No.1(FoFs)	Other assets	2	2
KB Star Reits Private Real Estate Feeder Fund No.2(FoFs)	Other assets	3	4
KB PF Blind Private Real Estate Fund 2	Other assets	1	—
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	1
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	1
KB Europe Renewable Private Special Asset Fund No.3	Derivative Assets	99	—
	Other assets	1	—
KB NA Jefferies Private SpecialAsset Fund 1(FoFs)	Other assets	2	—
KB Money Market Active ETF (Bond)	Other assets	3	—
KB Renewable Private SpecialAsset Fund 3	Other assets	1	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Derivative Assets	55	—
KB Star Institutional USD MMF1(USD)	Other assets	2	—
KB Senior Private Special Asset Fund No.5-1	Other assets	1	—
KB Core Plus Blind Private RealEstate Fund 1	Other assets	2	—
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	38,000	—
	Allowances for credit losses	3	—
	Other assets	350	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Other assets	1	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	27,889
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	33,282	32,948
	Loans measured at amortized cost (gross amount)	80,500	95,200

183

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
	Allowances for credit losses	34	8
	Other assets	528	615
	Deposits	40,992	48,639
	Provisions	33	7
	Other liabilities	504	446
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	150	154
Iwon Alloy Co., Ltd.	Deposits	1	1
Computerlife Co., Ltd.	Deposits	—	3
Skydigital Inc.	Deposits	65	10
TMAPMOBILITY CO.,LTD.	Deposits	80,016	30,000
	Other liabilities	759	76
KB High-Tech Company Investment Fund	Deposits	2,935	688
	Other liabilities	18	—
Aju Good Technology Venture Fund	Deposits	1,202	7,222
	Other liabilities	1	73
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	674
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	—	1,526
	Other liabilities	—	1
KB Global Platform Fund	Deposits	5,774	19,655
	Other liabilities	4	12
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	103	221
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	1,400
	Other liabilities	10	9
KB Digital Platform Fund	Deposits	—	15,000
	Other liabilities	—	2
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits	3,790	—
	Other liabilities	42	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,590	149,294
	Allowances for credit losses	5	1
	Other assets	3,191	3,208
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [1]	Deposits	—	10
RAND Bio Science Co., Ltd.	Deposits	4	3
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	2,133	3,337

184

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
	Allowances for credit losses	2	4
	Other assets	5	4
	Deposits	629	664
	Other liabilities	1	1
Paycoms Co., Ltd. [1]	Deposits	—	1
Big Dipper Co., Ltd.	Deposits	40	19
Spark Biopharma Inc.	Deposits	11,419	17,534
	Other liabilities	90	91
Wyatt Corp.	Deposits	1	1
UPRISE, Inc.	Deposits	—	27
CellinCells Co., Ltd.	Deposits	37	37
Channel Corporation	Deposits	2,030	3,000
	Other liabilities	11	21
COSES GT Co., Ltd.	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	4
	Other assets	—	2
	Deposits	1	1,213
Gomi corporation Inc.	Loans measured at amortized cost (gross amount)	2,150	2,200
	Allowances for credit losses	61	15
	Other assets	5	5
	Deposits	78	915
	Other liabilities	1	1
S&E Bio Co., Ltd.	Deposits	2,342	6,419
	Other liabilities	13	1
4N Inc.	Deposits	49	5
Xenohelix Co., Ltd	Deposits	904	—
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,017
	Allowances for credit losses	4	1
	Other assets	4	2
	Deposits	1,072	5,010
	Other liabilities	6	21
December & Company Inc. [1]	Deposits	—	1
Mantisco Co., Ltd.	Deposits	46	623
Pin Therapeutics Inc.	Deposits	265	6,033
	Other liabilities	—	18
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	600	—
	Allowances for credit losses	6	—
	Other assets	1	—
	Deposits	69	17
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	5	2
	Deposits	3	1
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	1,901	—
	Allowances for credit losses	14	—
	Other assets	11	—
	Deposits	1,726	2,788
	Other liabilities	6	—

185

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
IGGYMOB Co., Ltd.	Deposits	—	254
ZIPDOC Inc.	Deposits	181	915
KB No.21 Special Purpose Acquisition Company	Deposits	2,261	2,263
	Other liabilities	38	29
TeamSparta Inc.	Deposits	7,672	12,502
	Other liabilities	62	6
Chabot Mobility Co., Ltd.	Deposits	164	86
Wemade Connect Co., Ltd.	Deposits	8,843	10,370
	Other liabilities	53	28
KB No.22 Special Purpose Acquisition Company	Deposits	1,848	1,948
KB No.23 Special Purpose Acquisition Company [1]	Deposits	—	2,205
	Other liabilities	—	22
KB No.24 Special Purpose Acquisition Company [1]	Deposits	—	9,983
	Other liabilities	—	1
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	—
	Other liabilities	39	—
KB No.26 Special Purpose Acquisition Company	Deposits	1,761	—
	Other liabilities	37	—
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	—
	Other liabilities	65	—
Nextrade Co., Ltd.	Deposits	56,203	56,202
	Other liabilities	3,174	263
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—
3D Interactive Co., Ltd.	Deposits	1,501	—
Bigwave Robotics Crop.	Deposits	4	—
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	72,742	—
	Allowances for credit losses	4	—
	Other assets	57	—
	Deposits	146,169	—
	Other liabilities	1,891	—
AIM FUTURE, Inc.	Loans measured at amortized cost (gross amount)	900	—
	Allowances for credit losses	2	—
	Other assets	1	—
	Deposits	3,393	—
	Other liabilities	48	—
Novorex Inc.	Deposits	7	—
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	700	—
	Other liabilities	14	—

186

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Key management personnel	Loans measured at amortized
Key management personnel	cost (gross amount)	4,119	4,391
	Allowances for credit losses	3	2
	Other assets	6	6
	Deposits	8,363	9,752
	Provisions	2	1
	Other liabilities	51	60
Others
Retirement pension	Other assets	364	778
	Other liabilities	606	10,141

[1]	Excluded from the Bank’s related parties as of December 31, 2023.
[2]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished on September 1, 2023.
[3]	KB Credit Information Co., Ltd. become the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

40.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	18,883	21,927
	Lease liabilities	22,873	26,825
KB Kookmin Card Co., Ltd.	Right-of-use assets	302	108
	Lease liabilities	28	29
KB Insurance Co., Ltd.	Right-of-use assets	21	—
	Lease liabilities	35	—
KB Life Insurance Co., Ltd.	Right-of-use assets	5,028	6,971
	Lease liabilities	5,190	7,021
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,319	3,563
	Lease liabilities	3,496	3,707

187

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Subsidiaries
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KBL Incheon 1st L.L.C. *	Notional amount of derivative financial instruments	—	100,000
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KBH the 4th L.L.C.	Notional amount of derivative financial instruments	6,000	12,000
Great Forest the 1st L.L.C.	Notional amount of derivative financial instruments	2,500	8,500
KBH the 6th L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Beomuh Landmark the 2nd L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
K Plus the 1st L.L.C.	Notional amount of derivative financial instruments	200,000	200,000
KB Livv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
Livv H 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Manchon Harrington Co., Ltd. *	Notional amount of derivative financial instruments	—	12,800
KB Livv L 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Cheongla Hill Co., Ltd. *	Notional amount of derivative financial instruments	—	60,000
KB Dong-in Central L.L.C. *	Notional amount of derivative financial instruments	—	20,000
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KBH Steal Co., Ltd. *	Notional amount of derivative financial instruments	—	150,000
KB Great Bear 1st L.L.C. *	Notional amount of derivative financial instruments	—	90,000
Ryan Mobility 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Chemical 1st Co., Ltd.	Notional amount of derivative financial instruments	—	50,000
KB Harim 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000

188

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Eagles 3rd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
LEP 2nd Co., Ltd.	Notional amount of derivative financial instruments	70,000	70,000
KB Buamsamjung 1st Co., Ltd. *	Notional amount of derivative financial instruments	—	35,600
Liiv H 2nd Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Liiv DS 1st L.L.C.	Notional amount of derivative financial instruments	50,000	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,971,395	2,820,272
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	128,940	126,730
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	1,448	—
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,214,458	2,192,657
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	293,253	316,557
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	444,139	420,280
KB IDF Infra Private Special Asset Fund 13(FoFs)	Notional amount of derivative financial instruments	27,771	—
KB Global Private Real Estate Fund No.15 (FoFs)	Notional amount of derivative financial instruments	57,537	—
KB Global Private Real Estate Fund No.22	Notional amount of derivative financial instruments	8,772	—
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	39,851	—
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	3,491	—
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	32,235	31,683
KB North America Private Real Estate Debt Fund No.3	Notional amount of derivative financial instruments	106,376	104,552
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Notional amount of derivative financial instruments	44,004	—
KB BMO Senior Loan Private Special Asset Fund No.1(FOF)	Notional amount of derivative financial instruments	—	38,112
KB BMO Senior Loan Private Special Asset Fund No.5(FOF)	Notional amount of derivative financial instrument	96,806	—
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	41,669	35,081
KB Aircraft Private Special Asset Fund No.1	Notional amount of derivative financial instruments	—	123,949
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	Notional amount of derivative financial instruments	—	51,554

189

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	Notional amount of derivative financial instruments	—	38,653
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	Notional amount of derivative financial instruments	—	64,632
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	Notional amount of derivative financial instruments	—	103,538
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	Notional amount of derivative financial instruments	—	54,494
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	Notional amount of derivative financial instruments	39,842	—
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	Notional amount of derivative financial instruments	40,745	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Notional amount of derivative financial instruments	41,196	—
KB IDF Infra Note Private SpecialAsset Fund 14	Notional amount of derivative financial instruments	56,051	—
KB ASF Infra Private Special Asset Fund(FoFs)	Notional amount of derivative financial instruments	—	6,011
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	8,794	—
KB Europe ICG PDF Private Special Asset Fund 4(FoFs)	Notional amount of derivative financial instruments	11,413	—

*	Excluded from the Bank’s related parties as of December 31, 2023.

190

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia PLC. [2]	430,882	312,084	523,862	(219,104)	—
Kookmin Bank (China) Ltd.	728,698	1,480,594	1,327,535	7,929	889,686
KB PRASAC BANK PLC.	419,793	1,686,869	1,667,828	440,782	879,616
PT Bank KB Bukopin Tbk	1,360,306	8,338,253	8,529,640	28,979	1,197,898
Structured entities [3]	676,866	146,393	774,571	13	48,701
SMMK PTE.LTD.	—	1,444	—	—	1,444
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	141,922	1,379,347	1,255,162	183	266,290
KB Insurance Co., Ltd.	18,390	13,862	984	(31,268)	—
KB Life Insurance Co., Ltd.	—	4	1,979	32,246	30,271
KB Kookmin Card Co., Ltd.	177,422	177,405	164,935	(19,691)	170,201
KB Capital Co., Ltd.	35,484	35,411	40,963	1,658	31,590
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	—	—	52,500
KB Wise Star Private Real Estate22	—	—	—	38,000	38,000
Associates
Incheon Bridge Co., Ltd.	128,148	—	14,700	334	113,782
TAEYEONG PRECISION IND. CO.,LTD	—	—	46	46	—
Youngwon Corporation [5]	—	306	4,793	4,487	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,294	—	—	296	149,590
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,337	400	1,603	(1)	2,133
COSES GT Co., Ltd.	500	—	500	—	—
Gomi corporation Inc.	2,200	—	50	—	2,150
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,017	—	—	(17)	10,000
SuperNGine Co., Ltd.	—	600	—	—	600
Turing Co., Ltd.	—	1,900	—	1	1,901
New Daegu Busan Expressway Co., Ltd.	—	—	—	72,742	72,742
AIM FUTURE, Inc.	—	—	—	900	900
Key management personnel [6]	4,391	2,928	3,471	271	4,119

191

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia PLC.[2]	343,795	275,526	208,402	19,963	430,882
Kookmin Bank (China) Ltd.	1,293,871	791,092	1,476,898	120,633	728,698
KB PRASAC BANK PLC.	182,271	529,730	278,720	(13,488)	419,793
PT Bank KB Bukopin Tbk	592,750	8,462,217	7,749,339	54,678	1,360,306
Structured entities [4]	69,323	1,772,167	1,164,208	(416)	676,866
IDMB UNITED PTE.LTD.	—	3,874	3,874	—	—
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	124,527	1,035,932	1,003,576	(14,961)	141,922
KB Insurance Co., Ltd.	17,958	475	3	(40)	18,390
KB Kookmin Card Co., Ltd.	71,130	250,451	147,431	3,272	177,422
KB Capital Co., Ltd.	71,130	—	41,709	6,063	35,484
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	—	52,500	—	—	52,500
Associates
Incheon Bridge Co., Ltd.	151,482	—	18,900	(4,434)	128,148
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	—	150,000	—	(706)	149,294
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,545	1,500	1,707	(1)	3,337
COSES GT Co., Ltd.	500	—	—	—	500
Gomi corporation Inc.	2,200	—	—	—	2,200
Desilo Inc.	301	—	—	(1)	300
Contents First Inc.	—	10,000	—	17	10,017
Key management personnel [6]	3,252	1,041	2,038	2,136	4,391

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished on September 1, 2023.
[3]	Includes details of KBL Incheon 1st L.L.C. and 17 others that was excluded from related parties for the year ended December 31, 2023.
[4]	Includes details of KB Happy 1st L.L.C. and 13 others that were excluded from related parties for the year ended December 31, 2022.
[5]	Excluded from the Bank’s related parties as of December 31, 2023.
[6]	Includes loan transactions that occurred before they became related parties.

192

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	231,056	800,000	800,000	(116,720)	114,336
Subsidiaries
Kookmin Bank Cambodia PLC. [3]	Deposits	2,364	—	—	(2,364)	—
Kookmin Bank (China) Ltd.	Deposits	1,960	—	—	2,291	4,251
	Borrowings	267,164	—	—	(99,991)	167,173
KB BANK MYANMAR LTD	Deposits	383	—	—	14,305	14,688
PT Bank KB Bukopin Tbk	Deposits	6,158	—	—	(5,567)	591
Securitization SPE	Deposits	1,014	—	—	(11)	1,003
Structured entities	Deposits	3,735	—	—	(1,686)	2,049
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	62	—	—	65	127
Orient Kwang-yang Co., Ltd.	Deposits	4,040	—	—	(174)	3,866
IDMB UNITED PTE.LTD.	Deposits	241	—	—	(192)	49
KB PRASAC BANK PLC.	Deposits	—	—	—	2,882	2,882
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	863,597	235,095	222,389	(494,823)	381,480
KB Asset Management Co., Ltd.	Deposits	25,950	—	—	(14,241)	11,709
KB Real Estate Trust Co., Ltd.	Deposits	48,600	—	—	(25,465)	23,135
KB Investment Co., Ltd.	Deposits	81,064	181,800	187,800	(8,286)	66,778
KB Credit Information Co., Ltd. [5]	Deposits	13,430	14,233	14,040	(13,623)	—
KB Data System Co., Ltd.	Deposits	19,254	10,500	11,500	(1,747)	16,507
KB Kookmin Card Co., Ltd.	Deposits	108,935	22,000	22,000	46,275	155,210
KB Capital Co., Ltd.	Deposits	708,515	2,600	—	(483,241)	227,874
KB Insurance Co., Ltd.	Deposits	62,199	150	—	79,426	141,775
	Debentures	—	150	—	(150)	—
KB Life Insurance Co., Ltd.	Deposits	8,567	—	—	4,567	13,134
	Debentures	30,000	—	—	(10,000)	20,000
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	215	—	215	—	—
KB STAR REIT Co., Ltd.	Deposits	35,053	95,000	76,500	(17,578)	35,975

193

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	—	—	(10,886)	17,003
Incheon Bridge Co., Ltd.	Deposits	48,639	67,100	76,017	1,270	40,992
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	154	—	—	(4)	150
Iwon Alloy Co., Ltd.	Deposits	1	—	—	—	1
Computerlife Co., Ltd.	Deposits	3	—	—	(3)	—
Skydigital Inc.	Deposits	10	—	—	55	65
KB High-Tech Company Investment Fund	Deposits	688	2,818	—	(571)	2,935
Aju Good Technology Venture Fund	Deposits	7,222	1,323	7,900	557	1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	—	—	(271)	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	—	—	(102)	572
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,526	—	—	(1,526)	—
KB Global Platform Fund	Deposits	19,655	—	—	(13,881)	5,774
WJ Private Equity Fund No.1	Deposits	221	—	—	(118)	103
TMAPMOBILITY CO.,LTD.	Deposits	30,000	170,000	120,000	16	80,016
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	5,600	5,600	—	1,400
KB Digital Platform Fund	Deposits	15,000	14,000	29,000	—	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits	—	3,983	—	(193)	3,790
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	3	—	—	1	4
Food Factory Co., Ltd.	Deposits	664	—	—	(35)	629
Paycoms Co., Ltd. [2]	Deposits	1	—	—	(1)	—
Big Dipper Co., Ltd.	Deposits	19	—	—	21	40
Spark Biopharma Inc.	Deposits	17,534	26,369	30,779	(1,705)	11,419
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	27	—	—	(27)	—
CellinCells Co., Ltd.	Deposits	37	—	—	—	37
COSES GT Co., Ltd.	Deposits	1,213	—	—	(1,212)	1
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	2,050	2,000	(52)	2,261

194

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’ d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB No.22 Special Purpose Acquisition Company	Deposits	1,948	—	—	(100)	1,848
KB No.23 Special Purpose Acquisition Company [2]	Deposits	2,205	2,089	4,223	(71)	—
KB No.24 Special Purpose Acquisition Company [2]	Deposits	9,983	—	—	(9,983)	—
KB No.25 Special Purpose Acquisition Company	Deposits	—	1,500	—	86	1,586
KB No.26 Special Purpose Acquisition Company	Deposits	—	1,670	—	91	1,761
KB No.27 Special Purpose Acquisition Company	Deposits	—	4,390	—	107	4,497
Gomi corporation Inc.	Deposits	915	—	—	(837)	78
S&E Bio Co., Ltd.	Deposits	6,419	2,500	2,000	(4,577)	2,342
4N Inc.	Deposits	5	—	—	44	49
Contents First Inc.	Deposits	5,010	6,000	10,000	62	1,072
December & Company Inc. [2]	Deposits	1	—	—	(1)	—
Mantisco Co., Ltd.	Deposits	623	—	—	(577)	46
Pin Therapeutics Inc.	Deposits	6,033	7,217	12,017	(968)	265
SuperNGine Co., Ltd.	Deposits	17	—	—	52	69
Desilo Inc.	Deposits	1	1	—	1	3
Turing Co., Ltd.	Deposits	2,788	700	—	(1,762)	1,726
IGGYMOB Co., Ltd.	Deposits	254	—	—	(254)	—
ZIPDOC Inc.	Deposits	915	—	—	(734)	181
TeamSparta Inc.	Deposits	12,502	7,000	8,000	(3,830)	7,672
Chabot Mobility Co., Ltd.	Deposits	86	—	—	78	164
Wemade Connect Co., Ltd.	Deposits	10,370	31,000	30,217	(2,310)	8,843
Channel Corporation	Deposits	3,000	7,000	8,000	30	2,030
Nextrade Co., Ltd.	Deposits	56,202	—	—	1	56,203
KG Capital Co., Ltd. [2]	Deposits	10	—	—	(10)	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	—	—	—	833	833
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	—	700	—	—	700
Bigwave Robotics Crop.	Deposits	—	—	—	4	4
3D Interactive Co., Ltd.	Deposits	—	2,000	2,000	1,501	1,501
AIM FUTURE, Inc.	Deposits	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	Deposits	—	—	—	146,169	146,169
Novorex Inc.	Deposits	—	—	—	7	7
Xenohelix Co., Ltd	Deposits	—	—	—	904	904
Key management personnel [4]	Deposits	9,752	16,979	14,879	(3,489)	8,363

195

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	518,076	950,000	950,000	(287,020)	231,056
Subsidiaries
Kookmin Bank Cambodia Plc. [3]	Deposits	16,042	—	—	(13,678)	2,364
Kookmin Bank (China) Ltd.	Deposits	3,374	—	—	(1,414)	1,960
	Borrowings	225,870	—	—	41,294	267,164
KB Bank Myanmar Co., Ltd.	Deposits	27,278	—	—	(26,895)	383
PT Bank KB Bukopin Tbk	Deposits	3,938	—	—	2,220	6,158
Securitization SPE	Deposits	1,035	—	—	(21)	1,014
Structured entities	Deposits	2,033	—	—	1,702	3,735
Samsung SRA Private Real Estate Investment Trust No.28D	Deposits	37	—	—	25	62
Orient Kwang-yang Co., Ltd.	Deposits	—	3,621	3,571	3,990	4,040
IDMB UNITED PTE.LTD.	Deposits	—	—	—	241	241
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	532,759	109,580	75,000	296,258	863,597
KB Asset Management Co., Ltd.	Deposits	13,206	—	—	12,744	25,950
KB Real Estate Trust Co., Ltd.	Deposits	103,329	—	—	(54,729)	48,600
KB Investment Co., Ltd.	Deposits	100,338	195,000	203,000	(11,274)	81,064
KB Credit Information Co., Ltd. [5]	Deposits	4,536	5,599	1,425	4,720	13,430
KB Data System Co., Ltd.	Deposits	15,416	9,500	10,500	4,838	19,254
KB Life Insurance Co., Ltd. [6]	Deposits	2,608	—	—	(1,820)	788
KB Kookmin Card Co., Ltd.	Deposits	71,087	22,000	22,000	37,848	108,935
KB Capital Co., Ltd.	Deposits	219,311	—	—	489,204	708,515
KB Insurance Co., Ltd.	Deposits	4,519	—	—	57,680	62,199
	Debentures	29,998	—	30,000	2	—
Prudential Life Insurance Company of Korea Ltd. [7]	Deposits	7,634	—	—	145	7,779
	Debentures	30,000	—	—	—	30,000
KB Star Office Private Real Estate Master Fund No.3	Deposits	171	—	171	—	—
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	532	—	318	1	215
KB STAR REIT Co., Ltd.	Deposits	—	—	—	35,053	35,053

196

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	Deposits	10,200	—	—	17,689	27,889
Incheon Bridge Co., Ltd.	Deposits	35,487	29,217	15,000	(1,065)	48,639
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	17	—	—	137	154
Iwon Alloy Co., Ltd.	Deposits	—	—	—	1	1
Computerlife Co., Ltd.	Deposits	—	—	—	3	3
Skydigital Inc.	Deposits	85	—	—	(75)	10
Jo Yang Industrial Co., Ltd.	Deposits	1	—	—	(1)	—
KB High-Tech Company Investment Fund	Deposits	1,504	—	—	(816)	688
Aju Good Technology Venture Fund	Deposits	6,286	6,577	3,840	(1,801)	7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	—	—	(587)	317
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	2,088	—	—	(1,414)	674
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	—	—	2	1,526
KB Global Platform Fund	Deposits	26,823	—	—	(7,168)	19,655
WJ Private Equity Fund No.1	Deposits	260	—	—	(39)	221
TMAPMOBILITY CO.,LTD.	Deposits	—	80,000	50,000	—	30,000
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400	—	—	1,400
KB Digital Platform Fund	Deposits	—	59,000	44,000	—	15,000
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1 [2]	Deposits	2,578	—	2,578	—	—
Associates of Parent’s subsidiaries
KG Capital Co., Ltd. [1]	Deposits	17	—	—	(7)	10
RAND Bio Science Co., Ltd.	Deposits	443	—	—	(440)	3
Food Factory Co., Ltd.	Deposits	839	511	1,018	332	664
Acts Co., Ltd. [2]	Deposits	154	—	—	(154)	—
Paycoms Co., Ltd. [2]	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	—	300	300	19	19
Spark Biopharma Inc.	Deposits	6,015	41,165	27,539	(2,107)	17,534

197

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

		2022
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	4,001	—	—	(3,974)	27
CellinCells Co., Ltd.	Deposits	38	—	—	(1)	37
COSES GT Co., Ltd.	Deposits	1,939	—	—	(726)	1,213
KB No.17 Special Purpose Acquisition Company [2]	Deposits	1,687	—	1,546	(141)	—
KB No.18 Special Purpose Acquisition Company [2]	Deposits	2,077	—	2,016	(61)	—
KB No.19 Special Purpose Acquisition Company [2]	Deposits	1,013	—	1,000	(13)	—
KB No.20 Special Purpose Acquisition Company [2]	Deposits	1,681	—	1,534	(147)	—
KB No.21 Special Purpose Acquisition Company	Deposits	—	2,000	—	263	2,263
KB No.22 Special Purpose Acquisition Company	Deposits	—	—	—	1,948	1,948
KB No.23 Special Purpose Acquisition Company [2]	Deposits	—	2,133	—	72	2,205
SwatchOn Inc. [2]	Deposits	686	—	—	(686)	—
Gomi corporation Inc.	Deposits	3,188	—	—	(2,273)	915
S&E bio Co., Ltd.	Deposits	263	50	—	6,106	6,419
4N Inc.	Deposits	39	—	—	(34)	5
Contents First Inc.	Deposits	12,650	10,000	16,000	(1,640)	5,010
December & Company Inc. [2]	Deposits	1	—	—	—	1
GENINUS Inc. [2]	Deposits	34,415	—	—	(34,415)	—
Mantisco Co., Ltd.	Deposits	386	—	—	237	623
Pin Therapeutics Inc.	Deposits	—	21,000	16,200	1,233	6,033
G1 Playground Co., Ltd.	Deposits	354	—	—	(354)	—
SuperNGine Co., Ltd.	Deposits	944	—	—	(927)	17
Desilo Inc.	Deposits	168	—	—	(167)	1
Turing Co., Ltd.	Deposits	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	Deposits	2,938	—	—	(2,684)	254
KB Pre IPO Secondary Venture Fund No.1 [2]	Deposits	103	—	—	(103)	—
ZIPDOC Inc.	Deposits	—	—	—	915	915
TeamSparta Inc.	Deposits	—	9,000	4,000	7,502	12,502
Chabot Mobility Co., Ltd.	Deposits	—	—	—	86	86
Wemade Connect Co., Ltd.	Deposits	—	11,010	3,267	2,627	10,370
Wise Asset Management Co., Ltd [2]	Deposits	—	6	6	—	—
Channel Corporation	Deposits	—	6,000	3,000	—	3,000
KB No.24 Special Purpose Acquisition Company Co., Ltd. [2]	Deposits	—	—	—	9,983	9,983
Nextrade Co., Ltd.	Deposits	—	56,200	—	2	56,202
Key management personnel [4]	Deposits	9,909	14,214	12,345	(2,026)	9,752

198

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related parties as of December 31, 2023.
[3]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished on September 1, 2023.
[4]	Includes borrowing transactions that occurred before they became related parties.
[5]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.
[6]	KB Life Insurance Co., Ltd. merged with KB Life Insurance Co., Ltd. and extinguished on January, 2023.
[7]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.

199

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
KB PRASAK BANK PLC	—	76
PT Bank KB Bukopin Tbk	709,047	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	2,723
Woori SafePlus Private Securities Fund S-8	50,000	52,049
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) *	—	96,003
Meritz Private Real Estate Fund No.9-2 *	—	134
KB Core Blind Private Real Estate Fund No.1	—	5,130
KB Global Private Real Estate Fund No.3 (USD)	—	1,968
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	—	1,722
KB Global Private Real Estate Fund No.10 (FoFs)	—	5,939
KTB Global CREDebt Private Investment Trust No.52 (USD)	11,012	4,365
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	5,441	1,744
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	7,041	—
KBSTAR FKTB 5Y Duration Following ETF *	10,133	82,904
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	2,619	2,024
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	—	642
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2	—	1,149
KB KBSTAR KTB 10Y Futures ETF *	19,830	45,945
VI ESG Private Securities Investment Trust No.1 (Bond)	50,000	103,314
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	10,630	1,591
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	30,909	3,084
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	209,832	257,667
KBSTAR FKTB 5Y Duration Following ETF	99,631	129,262
Mirae Asset ESG Infra Private Investment Trust 1	1	—
KB KBSTAR Mar2025 Term Credit ETF	100,000	380
KB KBSTAR USD Korean Paper Active ETF	50,000	100
Parent’s subsidiaries
KB Investment Co., Ltd.	—	66
KB Hanbando BTL Private Special Asset Fund No.1	—	19,584
KB Hope Sharing BTL Private Special Asset Fund	—	1,297
KB Star Office Private Real Estate Feeder Fund No.4	—	2,690
KB New Renewable Energy Private Special Asset Fund No.1	—	1,787
KB Mezzanine Private Securities Fund No.3	—	1,200
Koreit BN Private Equity Fund	—	3,308
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	92	2,428
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	5,573
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	—	50,275
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	—	37,620
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	—	65,082
KB Sinansan Line Private Special Asset Fund(SOC)	29,294	5,082
KB New Renewable Green New Deal Private Special Asset No.2	1,932	2,109
KB Multi Alpha Plus Private Fund No.1 *	—	9,661
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	917	5,660
KB New Deal Infra Private Special Asset Fund	3,811	568
KB Logistics Blind Private Real Estate Fund No.1	—	1,412
KB GK Project Private Special Asset Fund No.3	—	22,217

200

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	3,363
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,644
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	—	106,271
KB KBSTAR Nov2023 Term Credit ETF *	9,695	200,152
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	—	56,889
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	—	30,148
KB Korea Short Term Premium Private Securities No.35(USD)(Bond)	36,942	—
KB KBSTAR 10-Year Futures Securities ETF (Debt-Derivative) *	5,030	28,081
KBSTAR Nov2025 Term Credit ETF	—	1,705
KB KBSTAR 3-Year Futures Securities ETF (Debt-Derivative) *	7,002	70,130
KB Money Market Active ETF (Bond)	599,679	301,032
KB NA Jefferies Private SpecialAsset Fund 1(USD)(FoFs)	26,579	537
KB Scale Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	12,132	24
KB Star Institutional USD MMF1(USD)	39,765	—
KB Senior Loan Private Fund 5-1	42,509	59
KB Mezzanine Capital 4th Private Equity Fund	29,176	11,350
KB Core Plus Blind Private RealEstate Fund 1	58,068	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	40,296	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	119,660	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	3,600
KB High-Tech Company Investment Fund	—	2,900
Aju Good Technology Venture Fund	—	11,377
KB-TS Technology Venture Private Equity Fund	—	360
KB Digital Innovation Investment Fund Limited Partnership	—	2,345
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,600
KB SPROTT Renewable Private Equity Fund No.1	—	476
KB-UTC Inno-Tech Venture Fund	—	1,500
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	300
KB Smart Scale Up Fund	7,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	23,800	—
KB-SOLIDUS Healthcare Investment Fund	7,700	—
KB New Deal Innovation Fund	6,400	—
KB Prime Digital Platform Fund	4,550	—
KB Global Platform Fund No.2	12,000	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	27,034	—
Associate of Parent
Balhae Infrastructure Company	—	10,661
Hahn & Company No. 4-3 Private Equity Fund *	4,489	20

201

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	4,206
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	600	970
KB Co-Investment Private Equity Fund No.1	1,920	—
KB-NP Green ESG New Technology Venture Capital Fund	3,330	—
KB-Badgers Future Mobility ESG Fund No.1	2,462	—

202

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
Orient Kwang-yang Co., Ltd.	7	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	128,833
KB Haeorum Private Securities Fund No.83 (Bond) *	50,000	150,155
Kiwoom Frontier Private Securities Fund No.10 (Bond)	100,000	149,631
Woori SafePlus Private Securities Fund S-8	150,000	150,517
Meritz Private Real Estate Fund No.9-2 *	7,418	30,163
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	747,309	663,862
KB Core Blind Private Real Estate Fund No.1	—	6,556
KB Global Private Real Estate Debt Fund No.3 (USD)	—	1,216
Samsung Credit Value Plus Professional Investment Type Private Securities Fund (Bond) *	50,000	99,163
KB Emerging Markets Dept Private Securities Fund(USD)(Bond) *	—	119,374
Samsung SRA Private Real Estate Investment Trust No.28D	—	927
KIM Basic Private Securities Fund No.102 (Bond) *	50,000	99,844
KB Global Private Real Estate Debt Fund No.10	—	3,503
KB KBSTAR Active Korea Short Term Bond Market(AA-) ETF *	—	100,803
KTB Global CREDebt No.52	15,019	9,758
Hyundai Invest KKR Europe Real Estate No.1-3	10,875	3,120
KBSTAR FKTB 5Y Duration Following ETF	381,392	329,693
NH-Amundi Private Securities Investment Trust S5(USD)(BOND) *	—	43,233
Vestas Investors Private Real Estate Fund Investment Trust No.69-3(USD) (FoFs)	25,986	2,215
Samsung KODEX 10Y F-LKTB INV ETF *	120,869	129,467
KB Leaders Private Securities Fund No.23(Bond-Derivatives) *	100,000	98,532
Shinhan Institutional Discretionary Private Security Investment Trust No.1 [Bond-Derivative] *	100,000	100,086
KBSTAR FKTB 5Y Duration Following ETF	233,042	162,951
SAMSUNG KODEX 10Y F-LKTB INVERSE ETF *	99,326	96,524
Hanwha ARIRANG 3 Year Korea Treasury Bond Futures ETF [Bond-Derivatives] *	71,188	69,285
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	21,407	728
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-1	13,496	74
Vestas Europe Logistics General Private Real Estate Fund Investment Trust No.73-2	12,391	761
KB KBSTAR KTB 10Y Futures ETF *	21,989	—
KB KBSTAR KTB 10Y Futures Inverse ETF *	46,075	8,514
VI ESG Private Securities Investment Trust No.1 (Bond)	150,000	—
Mirae Asset Tiger S&P500 Inverse Future ETF H *	61,442	28,957
SHINHAN AIM Private Real Estate Fund Investment Trust No.26-C (USD)	19,611	—
KB KBSTAR KTB 3Y Futures ETF *	102,214	40,198
KB KBSTAR US Treasury Long Bond Futures Inverse ETF H *	22,854	22,810
KB KBSTAR Nov 2025 Term Credit ETF	50,000	—

203

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Hanbando BTL Private Special Asset Fund No.1	—	19,510
KB Hope Sharing BTL Private Special Asset Fund	—	1,416
KB Intellectual Property Fund	—	180
KB Star Office Private Real Estate Feeder Fund No.4	—	2,412
KB Global Core Bond Securities Feeder Fund(Bond)	—	42,737
KB New Renewable Energy Private Special Asset Fund No.1	3,492	1,794
KB Mezzanine Private Securities Fund No.3	—	16,240
Koreit BN Private Equity Fund	—	2,440
KB Europe Renewable Private Special Asset Fund No.2 (SOC-FoFs)	2,452	2,746
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	2,092
KB Korea Short Term Premium Private Securities No.19(USD)(Bond) *	—	23,985
KB Korea Short Term Premium Private Securities No.21(USD)(Bond) *	—	36,102
KB Korea Short Term Premium Private Securities No.22(USD)(Bond) *	—	24,433
KB Korea Short Term Premium Private Securities No.23(USD)(Bond) *	—	85,433
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond) *	47,672	—
KB Korea Short Term Premium Private Securities Fund No.26(USD)(Bond) *	35,910	—
KB Korea Short Term Premium Private Securities Fund No.27(USD)(Bond) *	59,980	—
KB Korea Short Term Premium Private Securities Fund No.28(USD)(Bond) *	95,368	108,180
KB Sinansan Line Private Special Asset Fund(SOC)	31,808	2,490
KB New Renewable Green New Deal Private Special Asset No.2	22,350	1,447
KB Multi Alpha Plus Private Fund No.1 *	—	400
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	20,703	1,959
KB New Deal Infra Private Special Asset Fund	10,199	77
KB Logistics Blind Private Real Estate Fund No.1	25,812	1,463
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	50,000	48,800
KB GK Project Private Special Asset Fund No.3	—	89,410
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	38,828	404
KB Core Blind Private Real Estate Fund No.2	5,107	—
KB Star Reits Private Real Estate Feeder Fund No.2	65,000	—
KB KBSTAR US Short-Term IG Corporate Bond ETF	20,000	—
KB Korea Short Term Premium Private Securities Fund No.32 *	107,312	—
KB KBSTAR Nov 2023 Term Credit ETF *	180,581	—
KB Korea Short Term Premium Private Securities Fund No.33(USD)(Bond) *	52,816	—
KB Korea Short Term Premium Private Securities Fund No.34(USD)(Bond)	63,420	—

204

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2022, are as follows: (cont’d)

	2022
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Future Planning KB Start-up Creation Fund	—	1,700
KB High-Tech Company Investment Fund	—	1,300
Aju Good Technology Venture Fund	—	5,400
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	2,600
KB-TS Technology Venture Private Equity Fund	—	2,430
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	6,400
KB SPROTT Renewable Private Equity Fund No.1	9,748	—
KB Global Platform Fund	8,000	6,150
KB Smart Scale Up Fund	12,000	—
KB-KTB Technology Venture Fund	6,000	—
KB Digital Platform Fund	14,000	—
KB-SOLIDUS Healthcare Investment Fund	6,000	—
KB New Deal Innovation Fund	9,600	—
TMAPMOBILITY CO.,LTD.	200,000	—
KB Prime Digital Platform Fund	2,600	—
KB Scale Up Fund II	4,500	—
Associate of Parent
Balhae Infrastructure Company	—	21,177
Associate of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	2,497	2,409
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	440	2,044
KB Co-Investment Private Equity Fund No.1	6,320	—
KB-NP Green ESG New Technology Venture Capital Fund	2,805	—

*	Excluded from the Bank’s related parties as of December 31, 2023.

205

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Subsidiaries
KB Microfinance Myanmar Co., Ltd.	Other commitments in foreign currency	15,473	15,208
KB PRASAC BANK PLC.	Loan commitments in foreign currency	248,609	152,076
Structured entities	Loan commitments in Korean won	9,441	11,696
	Purchase of securities	1,437,736	1,437,844
Meritz Private Real Estate Fund No.9-2 *	Purchase of securities	—	913
KTB Global CREDebt Private Investment Trust No.52 (USD)	Purchase of securities	1,878	12,564
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	Purchase of securities	14,817	19,228
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	Purchase of securities	28,849	35,139
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Purchase of securities	2,015	4,540
IDMB UNITED PTE.LTD.	Loan commitments in foreign currency	25,788	25,346
	Other commitments in foreign currency	238,539	234,451
SMMK PTE.LTD.	Loan commitments in foreign currency	24,344	—
	Other commitments in foreign currency	242,407	—
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	Purchase of securities	56,922	53,914
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	Purchase of securities	54,725	63,650
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	Purchase of securities	2,172	—
Mirae Asset ESG Infra Private Investment Trust 1	Purchase of securities	19,999	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
	Other commitments in foreign currency	16,726	—
KB Investment Co., Ltd.	Purchase of securities	21,000	—
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	105,777	44,515
KB Capital Co., Ltd.	Loan commitments in foreign currency	11,605	—
	Other commitments in foreign currency	27,056	40,381
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,528
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	100,000

206

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
KB New Renewable Energy Private Special Asset Fund No.1	Purchase of securities	—	3,010
KB Mezzanine Private Securities Fund No.3	Purchase of securities	—	8,006
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,985	1,968
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	—	24,999
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	10,999	24,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	15	29
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	3,369	5,301
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	171,695	200,988
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	Purchase of securities	4,438	3,554
KB New Deal Infra Private Special Asset Fund	Purchase of securities	3,681	7,492
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	25,607	94,893
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	42,046	—
KB Scale Up Fund II	Purchase of securities	—	25,500
KB NA Jefferies Private SpecialAsset Fund 1(USD)(FoFs)	Purchase of securities	22,373	—
KB Senior Loan Private Fund 5-1	Purchase of securities	37,491	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	40	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities	—	5,140
All Together Korea Fund No.2(Stock-FoFs)	Purchase of securities	990,000	990,000
KB Smart Scale Up Fund	Purchase of securities	—	7,000
KB-KTB Technology Venture Fund	Purchase of securities	3,000	6,000
KB Digital Platform Fund	Purchase of securities	89,600	113,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	15,700	23,400
KB New Deal Innovation Fund	Purchase of securities	—	6,400
KB Prime Digital Platform Fund	Purchase of securities	5,850	10,400
KB Global Platform Fund No.2	Purchase of securities	38,000	—
Associate of Parent
Balhae Infrastructure Company	Purchase of securities	6,154	6,154
Hahn & Company No. 4-3 Private Equity Fund *	Purchase of securities	45,511	—

207

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023	December 31, 2022
Associates of Parent’s subsidiaries
TeamSparta Inc.	Loan commitments in Korean won	1,000	—
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	691	691
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	4,496	5,096
KB Co-Investment Private Equity Fund No.1	Purchase of securities	11,760	13,680
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	16,588	19,050
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	8,865	12,195
Key management personnel	Loan commitments in Korean won	1,442	833

*	Excluded from the Bank’s related parties as of December 31, 2023.

40.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)		December 31, 2023	December 31, 2022
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	7,219	7,008
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	71,708	82,354

208

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.10 Details of compensation to key management personnel for the years ended December 31, 2023 and 2022, are as follows:

	2023
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,908	70	1,702	3,680
Registered directors (non-executive)	416	—	—	416
Non-registered directors	11,319	444	9,115	20,878

	13,643	514	10,817	24,974

	2022
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,963	44	1,034	3,041
Registered directors (non-executive)	420	—	—	420
Non-registered directors	9,801	344	7,563	17,708

	12,184	388	8,597	21,169

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittances, providing credit lines through the acceptance of letters of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2023 and 2022, are as follows:

		December 31, 2023		December 31, 2022
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	77,073	77,000	62,209	62,000
KB Life Insurance Co., Ltd.	Securities	25,431	25,000	25,425	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	47,745	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

209

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

40.13 Details of collateral provided by related parties as of December 31, 2023 and 2022, are as follows:

(In millions of Korean won)	Assets held as collateral [1]	December 31, 2023	December 31, 2022
Subsidiary
KB Core Blind Private Real Estate Fund No.1	Real estate	12,000	12,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	71,244	129,196
	Real estate	150,600	—
KB Life Insurance Co., Ltd.	Securities	29,629	138,159
	Real estate	40,638	—
KB Kookmin Card Co., Ltd.	Time deposits	24,421	22,000
KB Insurance Co., Ltd.	Securities	165,000	250,000
	Real estate	—	24,570
KB Credit Information Co., Ltd. [2]	Time deposits and others	—	2,228
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	63,000	63,000
Key management personnel	Time deposits and others	638	457
	Real estate	4,892	5,165

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

As of December 31, 2023, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 8,337,915 million and ~~W~~ 7,341,904 million for the years ended December 31, 2023 and 2022, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 6,000,690 million and ~~W~~ 3,791,778 million for the years ended December 31, 2023 and 2022, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 100,000 million and ~~W~~ 50,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2023 and 2022, respectively.

40.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 49,629 million won for the year ended December 31, 2023.

40.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 16,918 million and ~~W~~ 42,947 million for the years ended December 31, 2023 and 2022, respectively.

40.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

210

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2023 and 2022

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2023, was approved by the board of directors on February 6, 2024.

211

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying Operating Status Report of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Company”) as of December 31, 2023. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the Operating Status Report of of ICFR and issue a report based on our review. The Operating Status Report of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2023, is designed and operating effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s Operating Status Report of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s Operating Status Report of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting.

Our review is based on the Company’s ICFR as of December 31, 2023, and we did not review management’s assessment of its ICFR subsequent to December 31, 2023. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 6, 2024

This report is effective as at March 6, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

212

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer and the Internal Accounting Manager of Kookmin Bank(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ending December 31, 2023.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 21, 2024

Jae Keun Lee,

Chief Executive Officer

Jong Min Lee,

Internal Accounting Manager

213